082-05203

12-31-08
AR/S

Davide Campari Milano


GRUPPO
CAMPARI

Bilancio consolidato al 31 dicembre 2008

Consolidated financial statements 2008

CONSOLIDATED ACCOUNTS FOR THE YEAR ENDING
31 DECEMBER 2008




club

CONTENTS

HIGHLIGHTS

	2008 €milioni	2007 €milioni	% change	%change at constant
Net sales	**942.3**	**957.5**	**–1.6**	**0.1**
Contribution margin	341.2	341.5	–0.1	1.7
EBITDA before one-offs	218.3	223.0	–2.1	–0.1
EBITDA	214.7	220.1	–2.5	–0.4
EBIT before one-offs	199.0	203.4	–2.1	–0.1
EBIT	**195.4**	**200.6**	**–2.6**	**–0.4**
EBIT margin (EBIT/net sales)	**20.7%**	**20.9%**		
Profit before tax	172.4	183.3	–5.9	–3.9
Group and minorities' net profit	126.7	125.2	1.2	3.2
Group net profit	**126.5**	**125.2**	**1.1**	**3.1**
Basic and diluted earnings per share (€)	**0.44**	**0.43**		
Average number of employees	1,646	1,589		
Free cash flow	123.0	125.3		
Acquisitions of companies and trademarks	(86.6)	(29.3)		
Net debt	326.2	288.1		
Shareholders' equity – Group and minorities	955.0	878.6		
Fixed assets	1,134.4	995.7		
ROI % (EBIT/fixed assets)	**17.2%**	**20.1%**		

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director and Officer Legal Affairs and Business Development

Eugenio Barcellona
Director and member of the Remuneration and Appointments Committee

Enrico Corradi
Director, member of the Remuneration and Appointments Committee and member of the Audit Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS (2)

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

Gian Paolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (3)

Reconta Ernst & Young S.p.A.

(1) The nine-member Board of Directors was appointed by the ordinary shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007-2009. Luca Garavoglia was confirmed as Chairman and granted powers in accordance with the law and the company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.
On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

(3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.


CAMPARI

SIGNIFICANT EVENTS DURING THE YEAR

Termination of the distribution agreement for 1800 tequila and Gran Centenario

Distribution by the Campari Group under licence of 1800 tequila and Gran Centenario in the US ended on 31 December 2007.

In future, distribution will be managed by the brands' owner, José Cuervo, via a wholly-owned subsidiary.

Acquisition of Cabo Wabo

In accordance with the agreement signed in May 2007, the acquisition of Cabo Wabo was completed on 2 January 2008.

The acquisition cost was US$ 80.8 million, equivalent to 11.9 times 2007 EBITDA (€56.9 million including legal and other expenses).

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo in two tranches of 15% and 5% through call/put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several awards.

The product range includes Cabo Wabo añejo, Cabo Wabo blanco, Cabo Wabo Reposado and the ultra luxury brand, Cabo Uno.

Distribution of Morrison Bowmore Scotch whiskies and Flor de Caña rum in the US market

After signing two new distribution agreements, on 1 January 2008 Skyy Spirits, LLC became the sole distributor for the US market of the Scotch whiskies produced by Morrison Bowmore Distilleries (a subsidiary of Japanese group Suntory) and Flor de Caña rum, a brand owned by Compañia Licorera de Nicaragua and the biggest selling rum in Central America.

The Morrison Bowmore agreement relates to the single malt brands Bowmore (Islay), Auchentoshan (Lowland) and Glen Garioch (Highland), while the agreement with Compañia Licorera de Nicaragua covers the full range of Flor de Caña rums.

The addition of these super premium brands further strengthens the spirits portfolio of Skyy Spirits, LLC in rum and Scotch whiskies, two key segments of the US market, the top three segments of the US spirits market being whisky, rum and vodka.

Sale of a building in Cinisello Balsamo

On 27 February 2008, Davide Campari-Milano S.p.A. completed the sale of an industrial building, used as a warehouse for finished products, in Cinisello Balsamo (province of Milan).

With the closure of the plant in Sesto San Giovanni and the transfer of production to Novi Ligure, the Cinisello Balsamo warehouse, near the old facility, was no longer needed.

The building was sold for €6.7 million, resulting in a capital gain of €6.1 million.

Launch of SKYY Infusions

In March 2008, Skyy Spirits, LLC announced the launch of SKYY Infusions, a new range of highly innovative products in the flavoured vodka category.

SKYY Infusions is an all-natural product made from SKYY vodka and fruit essences, blended using an exclusive patented infusion process.

There are five flavours in the range: lemon, raspberry, cherry, passion fruit and grape.

Prior to the launch, the product underwent quality testing at the Beverage Testing Institute (BTI) in Chicago, and each of the five flavours outperformed all the other flavoured vodkas in the same category.

The presentation of the product took place in March and distribution began in April.

The SKYY Infusions range is packaged using the new SKYY Vodka bottle: a taller, sleeker bottle, but still in the characteristic cobalt blue colour.

New distribution agreement in Spain

On 1 April 2008, responsibility for the distribution of the Campari Group's main products in Spain was given to Zadibe, part of the Diego Zamora group, a leading international producer and distributor of wines and spirits.

This date also marked the end of the agreement with the previous distributor, Summa S.L., a joint venture set up with the Gonzalez Byass group.

As a result, the Group subsequently formalised the sale of its 30% of Summa S.L. to Gonzalez Byass on 14 April 2008.

Winding-up of Campari Teoranta and Lacedaemon B.V.

On 2 April 2008 the Group launched procedures for the winding-up of Campari Teoranta, a Dublin-based holding and services company, as part of the ongoing programme of streamlining the Group's structure.

Lacedaemon B.V., a holding company based in Amsterdam, was also wound up.

Launch of illyquore

In June 2008, illyquore, a coffee liqueur produced in conjunction with coffee company illycaffè was launched.

The new liqueur is based on an innovative recipe, made using illy's 100% arabica coffee and without any artificial flavours or colouring.

The distribution of illyquore, managed by the Group, began in Italy in July 2008 and in certain other international markets in early 2009.

Acquisition of Mondoro for the US market

In August 2008, the Parent Company completed the acquisition of the Mondoro brand for the US market for €1.0 million, thereby taking full worldwide ownership of the brand.

New plant in Brazil and warehouse in Scotland

The project to build a new plant in Pernambuco, northern Brazil, was launched in 2008.

The new production facility, which will cover an area of around 70,000 square metres, including some 20,000 square metres of cellars, bottling areas and warehouses, will significantly increase local production capacity, in keeping with the Group's ambitious plans for expansion in Brazil and South America generally.

The new plant will join the main Sorocaba production facility, in the state of São Paulo, whereas the Jaboatão facility, also in Pernambuco, will cease operations when the new plant comes on stream, which should be at the end of 2009.

The group has also completed the purchase of a warehouse to store and age whisky at Burncrook in Scotland, not far from the Glen Grant distillery; work began during the year on the warehouse, which should be in operation at the end of 2009.

Collapse of Lehman Brothers

On 15 September 2008, the investment bank Lehman Brothers filed for bankruptcy protection.

As the Group had entered into a number of interest rate hedging agreements in respect of its bonds and private placements with this bank, it exercised the early termination option provided for in the agreement in the event of counterparty default.

The derivative instruments concerned were therefore classified among medium/long-term financial receivables at their fair value on the date the bank collapsed, adjusted to their estimated realisable value, calculated as 30% of the nominal value of the receivables.

The overall effect on the 2008 results was a net financial charge of €3.3 million.

Agreement for the production and sale of Cointreau in Brazil

In October 2008 an agreement was finalised with French group Remy Cointreau for the production and distribution of Cointreau liqueur on the Brazilian market from 1 January 2009.

The agreement will run for three years, and may be renewed for a further two years.

Acquisition of Destiladora San Nicolas

On 11 November 2008, the Campari Group signed an agreement to acquire 100% of Destiladora San Nicolas, S.A. de C.V., whose assets include a distillery, the Espolón and San Nicolas tequila brands, tequila stocks and a distribution structure for the Mexican market.

The acquisition price, paid in cash, was US$ 17.5 million for 100% of the share capital.

At the exchange rate in force on the date of the transaction, and including related costs, this equated to €14.0 million.

The total value of the transaction includes the company's debt, which amounted to US$ 10.0 million (€8.2 million) on the transaction date, and the provision of an earn-out for 2009, 2010 and 2011 based on increases in sales volumes in each of these years.

In terms of multiples, the total value of the transaction corresponds to around 10 times estimated 2009 EBITDA, after synergies.

The product portfolio, with a total volume of around 50,000 nine-litre cases, is mainly distributed in Mexico, and comprises the tequila brands Espolón (Espolón Blanco, Espolón Reposado and Espolón Añejo), which has won several awards, and San Nicolás (San Nicolás Blanco and San Nicolás Joven).

Espolón is made using a 100% natural process and in full compliance with rigorous quality standards that result in one of the purest and most delicate tequilas; it has a strong reputation and in 2006 won a Gold Award at the World Spirits Competition in San Francisco.

The acquisition is a strategic one in that it enables the Campari Group to gain direct access to the Mexican market via an established production and distribution structure, and to strengthen its presence in a growing market for premium spirits.

Acquisition of Sabia

On 28 November 2008, the Group completed the acquisition of 70% of the capital of Argentine company Sabia S.A. for US$ 4.2 million (€3.4 million at the exchange rate in force on the transaction date), in addition to debt of US$ 3.6 million (€2.8 million at the exchange rate in force on the transaction date).

The total value of the transaction corresponds to around 8 times estimated 2009 EBITDA.

Sabia S.A. was established in 2006 by a group of Allied Domecq managers and its assets consist of a production plant, one of the biggest spirits and wine sales and distribution operations in Argentina, and distribution licences for a broad portfolio of major national and international brands.

This transaction represents a strategic opportunity for the Group to generate substantial synergies and to expand its own portfolio on the Argentine market.

Joint venture in India

On 23 December 2008 the Group acquired a 26% stake in the joint venture Focus Brands Trading (India) Private Ltd., which operates in India.

The majority stake in the company is owned by the Jubilant group, an Indian conglomerate operating in various businesses.

The company distributes imported Group brands and Old Smuggler, a brand used for Scotch whisky, rum and gin products produced locally under licence.

Sesto San Giovanni site

In 2008, construction work continued on the new premises for some of the Italian Group companies at Sesto San Giovanni.

These works are almost complete and the new offices should be occupied during the first half of 2009.

SALES PERFORMANCE

Overall performance

2008 sales were affected by the slowdown in orders in the fourth quarter due to the financial crisis in the US that rapidly spread, to differing degrees, to almost all the world's economies.

In particular, the liquidity squeeze on the financial markets triggered a credit crunch that hit distributors, prompting drastic cuts in stock levels.

However, despite the deterioration in consumer confidence, overall consumption levels held up well.

Net sales for the year totalled €942.3 million, only slightly lower (–1.6%) than in 2007, as negative external growth (–2.7%) and exchange rate movements (–1.6%) more than offset organic growth of 2.7%; this was a satisfactory result given the unfavourable situation on the markets.

The table below shows the year-on-year change in net sales in value and percentage terms, and highlights the negative effects of external growth and exchange rates.

	€million	% change on 2007
– Net sales 1 January-31 December 2008	942.3	
– Net sales 1 January-31 December 2007	957.5	
Total change	**–15.2**	**–1.6%**
of which:		
organic growth	26.0	2.7%
external growth	–25.5	–2.7%
exchange rate effect	–15.7	–1.6%
Total change	**–15.2**	**–1.6%**

Organic growth was achieved thanks to a good performance from most of the main brands, with SKYY Vodka and Aperol delivering double-digit growth, and Campari, Crodino and Cinzano posting low but positive growth.

External growth showed a negative balance of €25.5 million (–2.7%), mainly because of the termination of distribution of 1800 tequila in the US.

The end of this important distribution agreement on 31 December 2007 reduced sales in 2008 by €53.9 million versus the previous year, and this was only partly offset by the external growth of €28.4 million generated by sales of Cabo Wabo and X-Rated (€22.4 million combined), the new distribution agreements in the US for Morrison Bowmore and Flor de Caña (€5.3 million) and those for the third-party brands sold by the newly-acquired Sabia S.A. in Argentina (€0.7 million, December 2008 only).

Regarding the two brands acquired in 2007, the performance of X-Rated Fusion Liqueur was very positive and in line with growth targets, while first-year sales of Cabo Wabo were below expectations, due to the general decline in consumption of ultra premium products in the on-trade channel and the normal difficulties associated with the transfer of the brand from the previous owner's distribution operation to that of Skyy Spirits, LLC.

2008 sales: breakdown of external growth	€ million
X-Rated Fusion Liqueur	6.8
Cabo Wabo	15.6
Sub-total – Group brands	**22.4**
Suspension of tequila distribution in the US	–53.9
Third-party brands (Morrison Bowmore and Flor de Caña in the US; brand distributed by Sabia S.A. in Argentina)	6.0
Sub-total - third-party brands	**–47.9**
Total external growth	**–25.5**

Fluctuating exchange rates also had a negative impact on the Group's sales, resulting in a fall of 1.6% overall versus 2007.

In the second half of 2008, the sharp rise in value of the US dollar partly offset the negative exchange rate effect, which was more marked in the first half of the year (2.5%).

The average value of the US dollar in 2008 fell by 6.8% versus the euro, although on 31 December 2008, its value was 5.8% higher versus the euro than on the same day of the previous year.

The Brazilian real, meanwhile, saw a marked depreciation in the last few months of 2008, while the average value for the year was broadly in line with that of 2007 (–0.4%); however, on 31 December 2008 it was 19.5% lower versus the euro than a year earlier.

Among the Group's other significant currencies, sterling was particularly weak in 2008, while the Swiss franc rose slightly in value.

The table below shows the average and year-end rates for 2008 versus 2007.

Exchange rates	2008	2007	% change
US$ x €1 annual average	1.471	1.371	–6.8%
US$ x €1 at 31 December	1.392	1.472	5.8%
BRL x €1 annual average	2.675	2.665	–0.4%
BRL x €1 at 31 December	3.244	2.611	–19.5%
CHF x €1 annual average	1.587	1.643	3.5%
CHF x €1 at 31 December	1.485	1.655	11.4%
CNY x €1 annual average	10.225	10.419	1.9%
CNY x €1 at 31 December	9.496	10.752	13.2%
GBP x €1 annual average	0.797	0.685	–14.1%
GBP x €1 at 31 December	0.953	0.733	–23.0%
ARS x €1 annual average	4.641	4.271	–8.0%
ARS x €1 at 31 December	4.804	4.637	–3.5%

Sales by region

Sales in 2008 increased in Europe and the rest of the world and duty free segment but fell slightly in Italy and more markedly in the Americas, though the latter result was chiefly due to the negative impact of external growth and exchange rates.

The first table below shows sales growth by region, while the second breaks down the overall change in each region by organic growth, external growth and exchange rate effects.

	2008		2007		% change
	€million	%	€million milioni	%	2008 / 2007
Italy	387.3	41.1%	393.2	41.1%	–1.5%
Europe	212.9	22.6%	197.6	20.6%	7.8%
Americas	296.5	31.5%	322.9	33.7%	–8.2%
Rest of the world and duty free	45.6	4.8%	43.8	4.6%	4.0%
Total	**942.3**	**100.0%**	**957.5**	**100.0%**	**–1.6%**

Breakdown of % change	Total	organic growth	external growth	exchange rate effect
Italy	–1.5%	–1.5%	0.0%	0.0%
Europe	7.8%	8.3%	0.0%	–0.5%
Americas	–8.2%	4.1%	–8.0%	–4.3%
Rest of the world and duty free	4.0%	5.1%	0.4%	–1.5%
Total	**–1.6%**	**2.7%**	**–2.7%**	**–1.6%**

Italy, with sales of €387.3 million was again the Group's biggest market in 2008, representing 41.1% of total sales – unchanged from last year.

Sales fell by 1.5% in Italy in 2008, as good performances from Aperol, Crodino and, to a lesser extent, Campari, were insufficient to fully offset the decline posted by CampariSoda, the slight fall in wine sales and a sharp contraction in soft drink and mineral water volumes, mostly in the important second half of the year.

Sales in **Europe** increased by 7.8% overall (+8.3% at constant exchange rates) versus 2007, to €212.9 million.

All the Group's main European markets, especially Germany, Russia and Switzerland, but also France, Belgium and Spain, posted positive results in 2008.

The performance of the Russian market was particularly significant, with double-digit growth, despite a slowdown in orders for Cinzano vermouth in the last few months of the year.

In the **Americas**, 2008 sales were €296.5 million, a fall of 8.2% overall versus 2007, due to negative external growth (–8.0%) and exchange rate movements (–4.3%), although organic growth was satisfactory at 4.1%.

The table below provides further details of sales in this region, of which the US and Brazil account for around 94%.

	2008		2007		% change
	€million	%	€million	%	2008 / 2007
US	203.2	68.5%	229.4	71.1%	–11.4%
Brazil	76.6	25.8%	79.8	24.7%	–4.0%
Other countries	16.7	5.6%	13.7	4.2%	22.4%
Total	**296.5**	**100.0%**	**322.9**	**100.0%**	**–8.2%**

Breakdown of % change	Total	organic growth	external growth	exchange rate effect
US	–11.4%	5.9%	–11.9%	–5.4 %
Brazil	–4.0%	–3.6%	0.0%	–0.4%
Other countries	22.4%	18.8%	11.3%	–7.7%
Total	**–8.2%**	**4.1%**	**–8.0%**	**–4.3%**

The **US**, where around two-thirds of sales in the Americas are recorded, posted a decline of 11.4%, with organic growth of 5.9% more than offset by negative external growth (–11.9%) and US dollar depreciation (–5.4%).

This result is, however, extremely positive given the macroeconomic environment and the significant events that affected the business of Skyy Spirits, LLC.

During the year, the company's portfolio underwent major changes, which impacted on the management and organisation of sales and marketing operations, notably:

- distribution of 1800 tequila, a third-party brand that generated sales of around US$ 74 million in 2007 ended on 31 December 2007;
- sales of the newly-acquired Cabo Wabo tequila began in January 2008, as did distribution of new third-party brands such as Morrison Bowmore and Flor de Caña;
- in April 2008, SKYY infusions – a new flavoured vodka range – was introduced, and at the same time, the packaging of the entire SKYY Vodka range was changed.

In view of these changes, the SKYY brand achieved year-on-year growth of 9.2%, a highly satisfactory result.

In **Brazil**, organic growth for the year was –3.6% (–4.0% at constant exchange rates), entirely due to poor sales to distributors in the fourth quarter.

Although sales to end consumers of alcoholic drinks did not fall to any great degree, and consumption of the Group's main brands (Campari, Old Eight, Drury's and Dreher) continued to show solid growth, the financial crisis affected the ability of important customers to place orders.

In addition, in the first half of the year, a substantial increase in VAT (ICMS) was implemented in the state of São Paulo, where the Group has a particularly strong position; this had a negative impact on sales of lower-priced brands, such as Dreher and Cynar.

Sales in the **other countries in the Americas** were extremely positive, posting organic growth of 18.8%, attributable mainly to Argentina, Canada and Mexico.

In the **rest of the world and duty free** segment, sales rose by 4.0% during the period (+5.1% at constant exchange rates and on a same-structure basis).

The sales trend continues to be positive for the duty free channel (which represents more than 40% of the segment's sales), despite a drop in air travel in the fourth quarter that impacted on sales.

Elsewhere, sales were robust in Japan (Campari and Cinzano sparkling wines), but fell in Australia where orders slowed for Riccadonna, the main brand exported to the country.

Sales by business area

The slight fall in overall sales in 2008 (–1.6%) was entirely due to negative external growth (–2.7%) and exchange rate effects (–1.6%); organic growth was 2.7% – a satisfactory performance given the market situation.

By business area, the only segment that did not produce a positive result overall was spirits (–3.4%), where almost all of the negative external growth and exchange rate effects were felt, cancelling out organic growth of 2.4%.

The other segments delivered organic growth overall: 4.4% for wines, 0.6% for soft drinks and 14.2% for other sales.

The first of the two tables below shows sales growth by business area, while the second breaks down the overall change in each segment by organic growth, external growth and exchange rate effects.

	2008		2007		% change
	€million	%	€million	%	2008 / 2007
Spirits	663.9	70.5%	687.1	71.8%	–3.4%
Wines	157.6	16.7%	151.3	15.8%	4.1%
Soft drinks	103.0	10.9%	102.4	10.7%	0.6%
Other sales	17.8	1.9%	16.7	1.7%	6.6%
Total	**942.3**	**100.0%**	**957.5**	**100.0%**	**–1.6%**

Breakdown of % change	Total	organic growth	external growth	exchange rate effect
Spirits	–3.4%	2.4%	–3.8%	–2.0%
Wines	4.1%	4.4%	0.3%	–0.6%
Soft drinks	0.6%	0.6%	0.0%	0.0%
Other sales	6.6%	14.2%	0.0%	–7.6%
Total	**–1.6%**	**2.7%**	**–2.7%**	**–1.6%**

Spirits

In 2008, sales of spirits totalled €663.9 million, accounting for more than 70% of total sales; this segment therefore represents the Group's core business.

Organic growth was 2.4% versus the previous year, but sales fell by 3.4% overall because of negative external growth (–3.8%) and exchange rate (–2.0%) effects.

As regards external growth, the termination of distribution of 1800 tequila was only partly offset by sales of new Group brands (X-Rated and Cabo Wabo) and third-party brands distributed by the Group (Morrison Bowmore and Flor de Caña).

Turning to the segment's main brands, sales of **Campari** were up 2.0% at constant exchange rates (1.3% at actual exchange rates).

The brand did well in Italy and the main European markets, though sales fell in Germany and Brazil.

In 2008, sales volumes in Germany continued to be affected by the substantial price increase implemented in the second half of 2007, which hit sales to the discounter channel.

The slight fall in Campari sales in Brazil was attributable to the sharp drop in orders from distributors in the fourth quarter.

However, consumption of the brand continued to grow steadily.

Sales of the **SKYY** brand (SKYY Vodka and Infusions) increased by 11.1% at constant exchange rates and 4.1% at actual exchange rates.

On the US market, which still accounts for 85% of total sales, results were boosted by the successful launch of the new SKYY Infusions range in April 2008, while SKYY Vodka posted double-digit growth in export sales: Italy, Germany, Canada and the duty free channel are the main markets, and continue to deliver solid growth, while a robust increase in sales to China was particularly encouraging.

2008 was not a positive year for **CampariSoda**: sales of this brand – which are almost entirely concentrated on the Italian market – were down 6.3% versus 2007.

CampariSoda's sales are mostly recorded in the on-trade channel, and were affected by the reduction in stock levels following the financial markets crisis in the last quarter of the year; however, according to Nielsen sell-out data, there was only a modest contraction in sales over the year as a whole, with an improvement in the second half of the year, partly thanks to a new TV campaign.

Aperol again recorded double-digit growth (+13.3%).

This exceptionally positive performance was boosted by solid growth on the Italian market (more than 80% of the total), and on certain European markets, especially Germany and Austria, where sell-in and consumption both exceeded expectations.

Sales of **Aperol Soda**, however, were down 4.0% versus the previous year.

The **Brazilian brands** Dreher, Old Eight and Drury's suffered a slight decline versus 2007, with sales down 0.5% in local currency and 0.8% at actual exchange rates.

The sell-in of these products was affected by the various tax measures that have been introduced and the fall in sales in the last quarter of the year.

However, Old Eight and Drury's posted steady growth for the year as consumption reached record levels, and in view of the forthcoming increase in excise duties (IPI) from January 2009, while sales of Dreher were hit by the increase in VAT (ICMS) in the state of São Paulo introduced on 1 February 2008, which affected lower-priced products.

Combined sales of **Glen Grant** and **Old Smuggler** fell by 6.0% at constant exchange rates and 7.3% at actual exchange rates because of a fall in value of the Argentine peso, which had a negative impact on Old Smuggler sales.

In the case of Glen Grant, the drop in sales was 4.6% (–4.8% at actual exchange rates); a combination of a decline in Italy and Germany and good growth in newer markets, such as China.

On the important Italian market, where the whisky segment is in decline, Glen Grant increased its market share.

For Old Smuggler (–9.0% at constant exchange rates), the fall was largely attributable to the termination of direct sales in the United States, where the Group assigned production and distribution rights to third parties at the beginning of the year.

Results on the Argentine market were very good, however, where the Group continued to operate via production and distribution contracts with two local operators.

Moreover, following the recent acquisition of a 70% stake in Sabia S.A., this local company will distribute all of the Group's other brands (except Cinzano) in addition to Old Smuggler from 2009.

Ouzo 12 sales were up 10.3% at constant exchange rates (+9.6% at actual exchange rates), thanks to excellent results in Germany, now the main market for this brand, and Greece, its second-biggest market.

Sales of **Cynar** fell sharply (–15.4% at constant exchange rates and –15.0% at actual exchange rates) due to lower volumes in Brazil, where the brand – like Dreher – was hit by the rise in VAT (ICMS) in the state of São Paulo.

In Italy, its sales grew slightly, thanks to a new advertising campaign, while results in Switzerland – Cynar's third-biggest market – were very good.

Sales of Mirto di Sardegna and other **Zedda Piras** liqueurs, which are mainly recorded in Italy, were down 6.1%, mainly due to a decline in volumes in Sardinia as fewer tourists visited the island during the summer.

As regards the main **third-party brands**, in 2008:

- sales of Jack Daniel's and Jägermeister fell by 6.0% and 6.4% respectively (both brands are distributed in Italy);
- Scotch whisky sales grew by 4.1% (–2.0% at actual exchange rates), largely thanks to a good performance from Cutty Sark in the US;

- the C&C brands recorded growth of 6.8% (growth was flat at actual exchange rates), while the Suntory brands declined by 6.0% (–11.9% at actual exchange rates); both are mainly distributed in the US;
- Russian Standard vodka posted strong growth in distribution and sales, thanks to good results in Germany and Switzerland; the brand was also launched in Italy and Austria at the end of the previous year;
- sales of Grand Marnier, which is distributed in Italy and other European markets, fell.

Wines

Sales of wines in 2008 totalled €157.6 million (16.7% of total sales), up 4.1% compared with 2007.

The segment benefited from external growth of 0.3% relating to the newly-acquired Argentine company, and organic growth of 4.4%; the exchange rate effect reduced overall growth by 0.6%.

Sales of **Cinzano vermouth** rose by 9.5% at constant exchange rates (8.3% at actual exchange rates), thanks to an excellent performance in Russia, Germany, Poland, Spain and in the duty free channel.

In Russia, the brand's main market, growth was relatively modest in 2008 as orders from the local distributor declined sharply in the last few months of the year.

Cinzano sparkling wines grew by 1.5% at constant exchange rates (1.2% at actual exchange rates) thanks to a good performance in Russia, other Eastern European countries and Japan, which offset the contraction in the two main markets Germany and Italy, where sales were partly affected by a reduction in promotional activity in the important fourth quarter.

In the main wine category, growth in the period was broadly flat for the **Sella & Mosca** (+1.0%) and **Cantina Serafino** (–0.3%) brands, but more robust for **Teruzzi & Puthod** wines (+21.0%), which benefited from new international distribution agreements.

Sales of **Riccadonna** sparkling wines were down 5.5% (–6.4% at constant exchange rates), following a decline in Australia and New Zealand, the two main export markets.

Lastly, **Mondoro** sparkling wines delivered excellent results (+33.6% at constant exchange rates and +33.3% at actual exchange rates), courtesy of good growth in the main market Russia once again, and steady growth in sales in Ukraine and the US.

Soft drinks

In 2008 sales of soft drinks totalled €103.0 million, a 0.6% advance on 2007.

In this segment (10.9% of total Group sales), sales of Crodino and the traditional soft drinks showed diverging trends.

Crodino continued to post very good performances in Italy, its main market, with sales up by 4.1%, boosted by an increase in consumption that strengthened its leading position on the Italian market.

Sales of **Lemonsoda, Oransoda** and **Pelmosoda** were flat in 2008 versus the previous year, while sales of **Crodo** brand soft drinks and **mineral waters** fell by 20% overall after bad weather affected the second-quarter results.

Other sales

In 2008, other sales, which include sales of raw materials, semi-finished and finished goods to third parties, totalled €17.8 million (1.9% of Group sales).

This represents an overall increase of 6.6% on the previous year: growth was 14.2% at constant exchange rates, but exchange rate movements had a negative impact of 7.6%.

A significant portion of these sales are denominated in sterling and relate to malt distillate sold to the Pernod Ricard group.

In terms of organic growth, a substantial increase was posted in bulk sales of Old Smuggler to third parties in the US.

FINANCIAL PERFORMANCE

Consolidated income statement

New format

In 2008 the Group introduced a new format for its consolidated income statement.

The differences relate to the aggregation of cost categories and the introduction of a new item, the contribution margin.

This revised presentation corresponds to the new income statement format introduced internally for planning and control purposes, in line with the classifications adopted by the main sector operators.

Under the new presentation, distribution costs are now included in cost of goods sold, in order to show the cost of the product at the point of sale.

Consequently, gross profit is shown after distribution costs and trading profit is replaced by the contribution margin, which is shown before structure costs.

In breaking down results by business area, in future we will refer to the contribution margin and not to trading profit.

This means that costs relating to sales operations are no longer allocated to products or business areas, since such allocations have become increasingly arbitrary given the gradual shift from indirect, commission-based sales structures to direct, salary-based ones.

To provide a like-for-like comparison with the results for 2008, the figures for the same period of 2007 have been reclassified in the new format.

For further clarification, the figures for the previous year are shown in the old and new formats in the table below.

	Income statement 2007		
previous format	€million	€million	new format
Net sales	**957.5**	**957.5**	**Net sales**
Cost of goods sold	(407.2)		
		(441.4)	Cost of goods sold after distribution costs
Gross profit	**550.3**		
		516.2	**Gross profit after distribution costs**
Advertising and promotional costs	(174.6)	(174.6)	Advertising and promotional costs
Sales and distribution costs	(105.1)		
		341.5	**Contribution margin**
Trading profit	**270.6**		
General and administrative costs	(67.2)		
		(138.1)	Structure costs
EBIT before one-offs	**203.4**	**203.4**	**EBIT before one-offs**
One-offs: income and charges	(2.8)	(2.8)	One-offs: income and charges
EBIT	**200.6**	**200.6**	**EBIT**

Comments on changes:

- the item sales and distribution costs is no longer shown under the new format, since:
  - distribution costs (€34.2 million in 2007), which are mostly variable, are now included in the cost of goods sold, together with the previous components (materials and manufacturing costs);
  - sales costs, i.e. the costs relating to sales and marketing operations (€70.9 million in 2007), are now included, together with general and administrative costs, in the new item structure costs;

- the figure for the cost of goods sold is higher in the new format as it includes distribution costs;
- the gross profit figure is lower, since it is now shown after distribution costs;
- trading profit, shown in the previous format, has been replaced by the contribution margin;
- the figure for the contribution margin is higher than that for trading profit as it no longer includes sales costs (i.e. the costs related to sales and marketing operations);
- the item structure costs, introduced in the new format, includes sales and distribution costs, as well as general and administrative expenses.

As the table below shows, EBIT before one-offs and EBIT remain unchanged, as do all subsequent income statement items; they are therefore fully comparable with results for previous years.

Income statement 2008

The Campari Group's results for 2008 were significantly impacted by unfavourable exchange rate effects (sharp fall in value of the US dollar) and negative external growth (termination of distribution of 1800 tequila in the United States).

The percentage increases or decreases versus the previous year, shown in the table below, are overall changes that include the negative impact of these factors.

	2008		2007		% change
	€million	%	€million	%	%
Net sales	**942.3**	**100.0**	**957.5**	**100.0**	**–1.6**
Cost of goods sold after distribution costs	(428.2)	–45.4	(441.4)	–46.1	–3.0
Gross profit after distribution costs	**514.1**	**54.6**	**516.2**	**53.9**	**–0.4**
Advertising and promotional costs	(172.9)	–18.3	(174.6)	–18.2	–1.0
Contribution margin	**341.2**	**36.2**	**341.5**	**35.7**	**–0.1**
Structure costs	(142.2)	–15.1	(138.1)	–14.4	3.0
EBIT before one-offs	**199.0**	**21.1**	**203.4**	**21.2**	**–2.1**
One-offs: income and charges	(3.6)	–0.4	(2.8)	–0.3	
EBIT	**195.4**	**20.7**	**200.6**	**20.9**	**–2.6**
Net financial income (charges)	(22.2)	–2.4	(17.0)	–1.8	30.7
Profit (loss) of companies valued at equity	0.2	–	(0.3)	–	–175.8
Put option charges	(1.0)	–0.1	–	–	
Profit before taxes and minority interests	**172.4**	**18.3**	**183.3**	**19.1**	**–5.9**
Tax	(45.7)	–4.8	(58.1)	–6.1	–21.4
Net profit	**126.7**	**13.5**	**125.2**	**13.1**	**1.2**
Minority interests	(0.2)	–	–	–	–
Group net profit	**126.5**	**13.4**	**125.2**	**13.1**	**1.1**
Total depreciation and amortisation	(19.3)	–2.0	(19.5)	–2.0	–1.3
EBITDA before one-offs	218.3	23.2	223.0	23.3	–2.1
EBITDA	**214.7**	**22.8**	**220.1**	**23.0**	**–2.5**

In 2008, **net sales** fell by 1.6% overall to €942.3 million, as organic growth of 2.7% was more than offset by negative external growth (–2.7%) and exchange rate effects (–1.6%).

For more details on these effects and on sales by region and business area, please refer to the Sales performance section above.

Cost of goods sold after distribution costs stood at 45.4% of sales, 0.7 percentage points lower than in 2007 (46.1%).

This improvement is entirely attributable to the termination of distribution of 1800 tequila in the US and the positive effect this had on the sales mix; if this factor is excluded from the 2007 consolidated income statement (i.e. almost on a same-structure basis compared to 2008), the cost of goods sold as a proportion of sales would have been 45.2%.

The real change in the proportion of the cost of goods sold to sales (+0.2%) relates to the increased cost of certain raw materials and transport after the oil price soared; however, these negative effects were partly offset by the reduction in production costs following the closure of the Sulmona plant.

Gross profit after distribution costs was €514.1 million, slightly lower (–0.4%) than in 2007.

In 2008, gross profit represented 54.6% of net sales, an increase of 0.7 percentage points compared to 2007, reflecting the lower cost of goods sold as a proportion of sales.

Advertising and promotional costs stood at 18.3% of sales, a slight increase on 2007 (18.2%).

The end-of-year advertising and promotional campaign was more intensive than in 2007, despite the progressive decline in market conditions.

The **contribution margin** for 2008 was €341.2 million, broadly in line with that of the previous year (–0.1%); organic growth of 2.8% was more than offset by negative external growth (–1.2%) and exchange rate effects (–1.8%).

As regards the external growth component, the negative impact was more marked on sales (–2.7%) than on the contribution margin (–1.2%), as the new Group brands Cabo Wabo and X-Rated are more profitable than 1800 tequila, which is no longer distributed by the Group.

Structure costs, which in the new income statement format include sales and marketing costs in addition to general and administrative expenses, increased by 3.0% overall in 2008, in line with expectations of low growth.

EBIT before one-offs fell by 2.1% in 2008 to €199.0 million, entirely due to negative exchange rate effects (–2.0%) and external growth (–2.5%); at constant exchange rates and on a same-structure basis, however, organic growth was 2.4%.

One-offs showed a negative balance of €3.6 million.

In 2008, the most significant figures were a capital gain of €6.1 million from the sale of the building at Cinisello Balsamo, booked under income, while the following were recorded under costs:

- €3.4 million needed to complete commercial transactions;
- €3.4 million in extraordinary personnel costs;
- €1.5 million in charges for the early termination of distribution agreements;
- €0.8 million for risk provisions.

The year-on-year change in this item (from a negative balance of €2.8 million), was €0.8 million in 2008.

EBIT was €195.4 million in 2008, a fall of 2.6% year-on-year, which was entirely due to negative exchange rate effects (–2.1%) and external growth (–2.4%); organic growth was 2.0%.

The EBIT margin was broadly in line with the 2007 figure (20.9%) at 20.7%.

Depreciation and amortisation charges totalled €19.3 million, a slightly lower figure than in 2007 (€19.5 million): the increase in amortisation charges was more than offset by the reduction in depreciation following the closure of the Sulmona plant.

Year-on-year performances at EBITDA level were in line with the changes in the EBIT before one-offs and EBIT figures.

EBITDA before one-offs decreased by 2.1% (–0.1% at constant exchange rates) to €218.3 million, while **EBITDA** fell by 2.5% (–0.4% at constant exchange rates) to €214.7 million.

Net financial charges increased to €22.2 million, from €17.0 million in 2007.

In 2008, this item included a net charge of €3.3 million relating to interest rate hedging agreements entered into with Lehman Brothers; the value of these agreements was written down following the bank's collapse.

Stripping out this component, net interest charges were only marginally higher than in 2007 since, although the average debt figure increased slightly, there was a reduction in the average interest rate paid.

Moreover, the fall in US interest rates, together with the depreciation of the dollar versus the euro, also helped keep down the overall amount of interest paid.

In the eurozone, where most of the Group's debt is held, average interest rates for the year were slightly higher in 2008 than in 2007, despite the deep cuts implemented from September onwards.

The Group's portion of **profits or losses of companies valued at equity** showed a positive balance of €0.2 million, compared with a negative balance of €0.3 million the previous year.

The companies accounted for by the equity method are two trading joint ventures that distribute products made by the Group and its partners, which are located in Belgium and the Netherlands.

The item **charges for put option** (€1.0 million) on the 2008 income statement relates to minority interests in Cabo Wabo, LLC and Sabia S.A.

In view of the put/call options on the minority holdings, which can be exercised in 2012 and 2015, the possible future purchase of the remaining 20% of Cabo Wabo and 30% of Sabia S.A. has been recorded on the balance sheet under liabilities, while 100% of the acquisition price has been recognised under assets in each case.

As a result, the portion of profit pertaining to the owners of the remaining stakes in Cabo Wabo and Sabia S.A. is not included in minority interests on the income statement, but is booked separately under liabilities.

Profit before tax and minority interests declined by 5.9% (–3.9% at constant exchange rates) compared with 2007, to €172.4 million.

Tax (deferred and current) totalled €45.7 million in 2008, substantially lower than the 2007 figure of €58.1 million.

The reduction was due to the lower amount of taxable income generated and to the significant cut in tax rates introduced in Italy in 2008.

Net profit before minority interests was €126.7 million, up 1.2% on the previous year (+3.2% at constant exchange rates), thanks to the lower tax rates.

Minority interests for the year were low, at €0.2 million.

Group net profit grew 1.1% compared to the previous year, to €126.5 million (+3.1% at constant exchange rates).

The net margin improved by 0.3% to 13.4% in 2008, from the 2007 result of 13.1%, which was already a highly positive figure.

Profitability by business area

Preliminary comments and new format

IAS 14 states that financial information should be provided in relation to both business area and region, and that companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area; its results are therefore broken down into spirits, wines, soft drinks and other sales, and a results summary is provided for these four business areas.

As mentioned above, from 2008 reference will be made to the contribution margin rather than trading profit in this section (this change was initially implemented in the report for the six months ending 30 June 2008).

To provide a like-for-like comparison with 2008 results, the figures for 2007 have been reclassified using the new format; in addition, the reclassified figures by business area are presented side by side in the old and new formats in the table below.

The changes in the new format are:

- the figure for the cost of goods sold is now higher, as it includes distribution costs, while the gross profit figure is lower, since it is now shown after distribution costs;
- in the old format, profitability by brand and therefore business area was represented by trading profit, which has now been replaced by the contribution margin;
- the figure for the contribution margin is higher than that for trading profit as it no longer includes sales costs (i.e. the costs related to sales and marketing operations).

Reclassified tables for 2007

total - 2007 previous format	€million	€million	new format
Net sales	957.5	957.5	Net sales
Gross profit	550.3		
		516.1	Gross profit after distribution costs
		341.5	Contribution margin
Trading profit	270.6		

spirits - 2007 previous format	€million	€million	new format
Net sales	687.1	687.1	Net sales
Gross profit	424.6		
		405.9	Gross profit after distribution costs
		269.7	Contribution margin
Trading profit	219.3		

wines - 2007 previous format	€million	€million	new format
Net sales	151.3	151.3	Net sales
Gross profit	65.7		
		59.3	Gross profit after distribution costs
		30.4	Contribution margin
Trading profit	16.6		

soft drinks - 2007 previous format	€million	€million	new format
Net sales	102.4	102.4	Net sales
Gross profit	56.9		
		48.0	Gross profit after distribution costs
		38.5	Contribution margin
Trading profit	31.8		

other sales - 2007 previous format	€million	€million	new format
Net sales	16.7	16.7	Net sales
Gross profit	3.2		
		2.9	Gross profit after distribution costs
		2.9	Contribution margin
Trading profit	2.9		

Profitability by business area 2008

The contribution margin was broadly unchanged versus 2007 at €341.2 million (–0.1%); while the proportion of profit generated by each of the four business areas changed only slightly.

In particular, the contribution of spirits decreased from 79.0% in 2007 to 78.1% in 2008, while that of wines increased from 8.9% to 9.6%.

Contribution margin	2008		2007		2008/2007
	€million	% of total	€million	% of total	% change
Spirits	266.5	78.1%	269.7	79.0%	–1.2%
Wines	32.8	9.6%	30.4	8.9%	8.0%
Soft drinks	38.4	11.3%	38.5	11.3%	–0.1%
Other	3.5	1.0%	2.9	0.9%	20.2%
Total	**341.2**	**100.0%**	**341.5**	**100.0%**	**–0.1%**

Spirits

The contribution margin for spirits was €266.5 million in 2008, and although this represented a decline of 1.2% versus 2007 that was entirely due to negative exchange rate effects and external growth, as a proportion of net sales, the segment increased its contribution from 39.2% in 2007 to 40.1% in 2008.

	2008		2007		2008/2007
	€million	% of sales	€million	% of sales	% change
Net sales	663.9	100.0%	687.1	100.0%	–3.4%
Gross profit after distribution costs	403.3	60.7%	405.9	59.1%	–0.6%
Contribution margin	266.5	40.1%	269.7	39.2%	–1.2%

The table below shows overall profitability figures for spirits, breaking down the year-on-year changes in organic growth, external growth and exchange rate effects.

	total % change	organic growth	external growth	exchange rate effect
Net sales	–3.4%	2.4%	–3.8%	–2.0%
Gross profit after distribution costs	–0.6%	3.1%	–1.8%	–1.9%
Contribution margin	–1.2%	2.3%	–1.6%	–1.9%

As regards the performance of spirits on a same-structure basis and at constant exchange rates, note that:

- organic sales growth of 2.4% came from the good results of SKYY Vodka, Aperol, Brazilian whiskies, and to a lesser extent, Campari (all high-margin brands);
- the overall increase in gross profit at organic level (3.1%) was higher than that of sales (2.4%), thanks to a favourable sales mix;
- the more than proportional increase in advertising and promotional expenses meant that the increase in the contribution margin (2.3%) was lower than growth at gross margin level (3.1%).

The negative exchange rate effects attributable to US dollar depreciation had a similar impact on the contribution margin (–1.9%) and sales (–2.0%).

This is due to the fact that in important markets such as the US and Brazil, local production supplies local businesses, which means that any exchange rate differences at the sales and cost of sales levels are partly offset.

For external growth, the decline in the contribution margin (–1.6%) was less than proportional compared to sales (–3.8%) because the profitability of the third-party brands no longer distributed in 2008 (1800 tequila) was lower than that of the Group's own brands and its recent acquisitions X-Rated and Cabo Wabo.

Wines

The contribution margin for wines was €32.8 million in 2008, an increase of 8.0% on the previous year.

The contribution of wines to profitability also increased, from 20.1% in 2007, to 20.8%.

	2008		2007		2008/2007
	€million	% of sales	€million	% of sales	% change
Net sales	157.6	100.0%	151.3	100.0%	4.1%
Gross profit after distribution costs	59.6	37.8%	59.3	39.2%	0.5%
Contribution margin	32.8	20.8%	30.4	20.1%	8.0%

The table below shows overall profitability figures for wines, breaking down the year-on-year changes in organic growth, external growth and exchange rate effects.

	total % change	organic growth	external growth	exchange rate effect
Net sales	4.1%	4.4%	0.3%	–0.6%
Gross profit after distribution costs	0.5%	1.5%	0.3%	–1.3%
Contribution margin	8.0%	9.2%	0.6%	–1.8%

As regards the performance of wines on a same-structure basis and at constant exchange rates, note that:

- organic growth of 4.4% was boosted significantly by the good results of Cinzano vermouth (a low-margin brand);
- the increase in gross profit at organic level (1.5%) was lower than that of sales (4.4%), due to an unfavourable sales mix;
- lower advertising and promotional spending than in 2007 meant that growth in the contribution margin (9.2%) was higher than that of sales (4.4%).

The breakdown of the changes in exchange rate effects and external growth shows that exchange rates had a more negative impact on the contribution margin (–1.8%) than on sales (–0.6%).

It is worth noting that the situation for wines is different from that of spirits in terms of exchange rate effects, as for wines the impact on profit is more than proportional than on sales.

This is because production mostly takes place in Italy and the related costs are denominated in euro, so it is not possible for exchange rate fluctuations to offset the effects recorded at sales level.

The modest increase in external growth relates to third-party wines distributed by the newly-acquired company Sabia S.A. in Argentina (December 2008 only).

Soft drinks

The contribution margin for soft drinks was essentially flat versus 2007 at €38.4 million (–0.1%); in 2008 this segment represented 37.3% of sales (37.6% in 2007).

	2008		2007		2008/2007
	€million	% of sales	€million	% of sales	% change
Net sales	103.0	100.0%	102.4	100.0%	0.6%
Gross profit after distribution costs	47.6	46.2%	48.0	46.9%	–0.7%
Contribution margin	38.4	37.3%	38.5	37.6%	–0.1%

Sales of soft drinks are almost entirely concentrated on the Italian market and are therefore unaffected by exchange rates; external growth, meanwhile, had no effect during the period.

Sales (+0.6%) and profitability for this segment were broadly in line with the previous year.

Soft drink sales suffered more than other segments as a result of the rise in raw material costs (especially glass), as the products are mostly sold in small bottles and packaging costs are high.

Although the sales mix was positive, with growth of 4.1% in Crodino (a high-margin brand), the sharp rise in raw material costs impacted on the segment's gross profit for the year, taking it into negative territory (–0.7%).

Advertising and promotional expenses were largely unchanged versus 2007, but fell as a percentage of sales, which had a moderately positive effect at contribution margin level.

Other sales

The contribution margin for this minor segment, which includes sales of raw materials, and semi-finished and finished goods to third parties, grew by 20.2% versus 2007 to €3.5 million.

	2008		2007		2008/2007
	€million	% of sales	€million	% of sales	% change
Net sales	17.8	100.0%	16.7	100.0%	6.6%
Gross profit after distribution costs	3.6	20.4%	2.9	17.7%	23.2%
Contribution margin	3.5	20.0%	2.9	17.7%	20.2%

The table below shows overall profitability figures for the other sales segment, breaking down the year-on-year changes in organic growth, external growth and exchange rate effects.

	total % change	organic growth	external growth	exchange rate effect
Net sales	6.6%	14.2%	–	–7.6%
Gross profit after distribution costs	23.2%	37.8%	–	–14.6%
Contribution margin	20.2%	34.8%	–	–14.6%

Growth in sales and profitability for this segment came from the increase in bulk sales of Old Smuggler to third parties under a new bottling and distribution licence in the US; however, sales of the finished product fell in this market.

As the table above shows, the segment was hit by negative exchange rate effects (–7.6% on sales and –14.6% on profitability) in relation to the sales of malt distillate – these are recorded in the UK, and therefore in sterling, which fell sharply in value during the year.

FINANCIAL SITUATION

Cash flow statement

The table below shows a simplified and reclassified cash flow statement.

The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: in this way, the total cash flow generated (or used) in the period coincides with the change in net debt.

This table also shows free cash flow; in other words, cash flow from operating activities net of interest and current investments.

	2008 €million	2007 €million
Operating profit	195.4	200.6
Depreciation	19.3	19.5
Changes in non-cash items	(10.8)	(1.4)
Changes in non-financial assets and liabilities	6.6	20.0
Taxes paid	(38.2)	(39.5)
Cash flow from operating activities before changes in working capital	**172.4**	**199.2**
Changes in operating working capital	(0.9)	(29.3)
Cash flow from operating activities	**171.5**	**169.9**
Net interest paid	(15.9)	(15.7)
Cash flow used for investment	(32.6)	(28.9)
Free cash flow	**123.0**	**125.3**
Acquisitions	(86.6)	(29.3)
Other changes	(5.9)	3.0
Dividend paid out by the Parent Company	(31.8)	(29.0)
Total cash flow used in other activities	**(124.3)**	**(55.4)**
Exchange rate differences and other changes	(10.3)	21.5
Change in net debt due to operating activities	**(11.6)**	**91.4**
Payables for exercise of put option and potential earn-out payment	(26.6)	-
Total net cash flow for the period = change in net debt	**(38.1)**	**91.4**
Net debt at the start of the period	(288.1)	(379.5)
Net debt at the end of the period	(326.2)	(288.1)

In 2008, **cash flow from operating activities** was € 171.5 million, slightly higher than the amount generated the previous year (€ 169.9 million); however, although the increase of € 1.6 million was relatively small, the impact of some of the components making up this item varied substantially in the two periods.

These changes mainly concerned:

- a €5.2 million drop in EBIT;
- a reduction in depreciation and amortisation charges of €0.2 million;
- a significant increase in the negative balance of non-cash items (€9.4 million), of which the main item – capital gains on asset sales – was €6.5 million in 2008, compared with € 1.5 million the previous year;

- a €13.4 million negative change in non-financial assets and liabilities; in 2008 the portion relating to the change in tax credits and liabilities (increase in excise duty and VAT) was €6.6 million, compared to €20.0 million in 2007;
- a decrease in taxes paid of €1.3 million;
- an increase in operating working capital (at constant exchange rates) of only €0.9 million, compared to an increase of €29.3 million in 2007; this result was achieved courtesy of tighter control over inventories and trade receivables.

After paying net financial charges (€15.9 million) and financing investments (€32.6 million), both higher than in 2007, the Group's **free cash flow** amounted to €123.0 million in 2008, slightly below the 2007 figure (€125.3 million).

Gross investments (see Investments section below for more detail) totalled €50.0 million in 2008; the amount of net cash flow required was partly offset by:

- trade allowances received of €1.9 million;
- advances deducted of €6.8 million;
- proceeds from disposals of €8.7 million.

Cash flow used in other activities totalled €124.3 million in 2008, of which the largest portion (€86.6 million) was spent on acquisitions; the acquisitions completed during the year were:

- 80% of Cabo Wabo, LLC for €56.9 million;
- 100% of Destiladora San Nicolas, S.A. de C.V. for €14.0 million, but at a total cost of €20.9 million taking into account the company's debt (€8.2 million) and cash (€1.4 million);
- 70% of Sabia S.A. for €3.4 million, but at a total cost of €6.2 million taking into account the company's debt (€2.8 million);
- 26% of the new joint venture in India, for €0.5 million;
- Mondoro brands for the US (€1.0 million) and X-Rated (€1.1 million, required to complete the acquisition).

The other components included in this item included the purchase of own shares for €4.5 million and a Parent Company dividend payout of €31.8 million.

In 2007, cash flow used in other (non-operating) activities was substantially lower (€55.4 million), owing to a smaller amount spent on acquisitions (€29.3 million), proceeds from the sale of own shares (€1.5 million) and a lower dividend payout (€29.0 million).

Lastly, in 2008 **exchange rate differences and other changes** had a negative impact of €10.3 million on the cash flow statement, compared with a positive impact of €21.5 million in 2007.

The 2008 figure comprises:

- exchange rate gains of €11.5 million relating to operating working capital (which is always reported at constant exchange rates in the cash flow statement); these gains resulted from the sharp fall in value of the Brazilian real and sterling, which were partly offset by the rise in the US dollar at the end of the year;
- the effect of negative translation differences of €19.8 million on shareholders' equity;
- other exchange rate losses that had on impact on net debt of €2.0 million.

The Group's net debt position at 31 December 2008 also includes financial payables of €26.6 million relating to:

- possible exercise of a put option by minority shareholders of Cabo Wabo, LLC and Sabia S.A.;
- potential earn-out payments relating to the acquisitions of X-Rated in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

In respect of these financial payables, the stakes concerned have been recognised at a value corresponding to 100% of the share capital, including potential earn-out payments.

Further details of the agreements covering these acquisitions and the procedures for calculating the value of the put options and any earn-out payments are provided in the notes to the accounts (section 7 Business combinations).

Following the recognition of financial payables for the put option and earn-out, the net debt figure increased by €38.1 million.

Breakdown of net debt

The Group's debt relating to operating activities stood at €299.7 million at 31 December 2008, up from €288.1 million at 31 December 2007.

The main cash flow items that led to the year-on-year increase in net debt are shown in the cash flow statement.

The table below shows the debt structure at the beginning and end of the period.

	31 December 2008 €million	31 December 2007 €million
Cash and equivalents	172.6	199.8
Payables to banks	(107.5)	(114.4)
Real estate lease payables	(3.4)	(3.2)
Short-term portion of private placement	(8.9)	(8.4)
Other financial receivables and payables	(7.4)	(7.6)
Short-term net cash position	**45.5**	**66.3**
Payables to banks	(0.9)	(1.8)
Real estate lease payables	(10.5)	(12.9)
Private placement and bond	(337.4)	(338.8)
Other financial receivables and payables	3.7	(1.0)
Medium/long-term net debt	**(345.1)**	**(354.4)**
Debt relating to operating activities	**(299.7)**	**(288.1)**
Payables for potential exercise of put option and potential earn-out payments	(26.6)	-
Net debt	**(326.2)**	**(288.1)**

A comparison of figures for the two years under review reveals a balanced and unchanged financial structure.

In particular, the short-term net cash position was €45.5 million (€66.3 million at end-2007), while medium/long-term debt, mainly comprising a private placement and bond issue, decreased to €345.1 million from €354.4 million in 2007.

For more details on the two issues please refer to the notes to the accounts (section 36 Financial liabilities).

The Group's net debt position at 31 December 2008 also includes payables of €26.6 million relating to:

- the possible exercise of a put option by minority shareholders of Cabo Wabo, LLC and Sabia S.A.;
- potential earn-out payments relating to the acquisitions of X-Rated in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The Group has recorded 100% of these companies under assets, and the financial payable represented by the put option and the potential earn-out payments under liabilities.

Further details of the agreements covering these acquisitions and the procedures for calculating the value of the put option and earn-out payments are provided in the notes to the accounts (section 7 Business combinations).

Excluding these liabilities, the Group's net debt at 31 December 2008 was €326.2 million, an increase of €38.1 million versus 2007.

Balance sheet

The Group's summary balance sheet is shown in the table below in reclassified format, to highlight the structure of invested capital and financing sources.

	31 December 2008 €million	31 December 2007 €million
Fixed assets	1,134.4	995.7
Other non-current assets and liabilities	(71.9)	(63.3)
Operating working capital	285.7	290.4
Other current assets and liabilities	(66.9)	(56.1)
Total invested capital	**1,281.2**	**1,166.7**
Shareholders' equity	955.0	878.6
Net debt	326.2	288.1
Total financing sources	**1,281.2**	**1,166.7**

Net invested capital at 31 December 2008 stood at €1,281.2 million, an increase of €114.5 million versus 31 December 2007; in particular, the €138.7 million increase in fixed assets related to:

- increases due to acquisitions totalling €103.6 million (including put option and earn-out);
- increases due to investments of €50.0 million;
- decreases due to depreciation and amortisation charges of €19.3 million;
- other positive net changes, including exchange rate effects, of €4.4 million.

The reduction in operating working capital versus 2007 (–€4.7 million), achieved at a time when the liquidity crisis is making such an achievement very difficult, is testimony to the Group's efforts and prudential management in this area.

The balance of all other current and non-current assets and liabilities (excluding those of a financial nature) shows a €24.1 million increase in liabilities, which kept down the total amount of net invested capital.

Contributing to this change were deferred taxes in respect of goodwill and trademark amortisation deductible locally (€11.7 million) and an increase in tax payables (€4.7 million).

With a substantial increase in invested capital (€114.5 million), some €76.4 million of financial coverage came from self-financing, with the remaining €38.1 million coming from debt.

This meant that the Group's solid financial structure remained more or less unchanged in 2008, with a debt-to-equity ratio of 34.2%, compared with 32.8% in 2007.

Investments

In 2008 investments totalled €50.0 million, of which:

- €44.5 million was spent on tangible assets;
- €2.8 million was spent on biological assets;
- €2.7 million was spent on intangible assets with a finite life.

Investments in tangible assets included €24.3 million relating to the new site in Sesto San Giovanni; this project, launched in 2006, will be completed in 2009 (total investment: around €40 million).

The remaining amount spent on tangible assets during the period was incurred by the Parent Company at its Novi Ligure, Canale and Crodo sites (€11.2 million), by Glen Grant Distillery Ltd. for a warehouse (€2.1 million) and by the Group's subsidiaries, mainly at their production plants (€6.9 million).

During the year, the Group received capital grants in respect of investments made of €1.9 million.

The investment in biological assets relates to the planting of new vines by Sella & Mosca S.p.A.

Lastly, the €2.7 million spent on finite-life intangible assets during the period related almost entirely to the purchase of licences and the development of additional SAP system modules relating to planning, cash management, product traceability and the Group's website.

Structure of the Campari Group

For information on changes in the Group's structure in 2008, see note 2 of the notes to the accounts Basis of consolidation.

EVENTS TAKING PLACE AFTER THE END OF THE YEAR

Acquisition of Odessa

On 13 March 2009 the Campari Group completed the acquisition of 99.25% of the capital of Ukrainian company CJSC Odessa Plant of Sparkling Wines, which was previously announced in December 2008.

The price, paid in cash was US$ 18.1 million (€14.2 million at the exchange rate in force on the transaction date), corresponding to 7 times estimated 2009 EBITDA; the remaining 0.75% of the share capital continues to be held by a small number of shareholders who are independent of the sellers of the majority stake.

With a total volume of 11 million bottles, mainly sold in Ukraine, the company owns a number of strong sparkling wine brands sold locally, and differentiates its products on price.

The brands, which have a prestigious reputation in Ukraine, include Odessa, Golden Duke and L'Odessika.

The business also includes a sparkling wine production plant.

The acquisition represents an important opportunity for Campari, as it strengthens its position in key markets in Eastern Europe.

In particular, the Ukraine is the second-biggest market for sparkling wines in Eastern Europe after Russia and is growing rapidly.

Distribution of Licor 43 in Germany

Following the agreements signed in January 2009, in March 2009 the Group began distributing Licor 43 and Villa Massa limoncello on the German market; the two brands are owned by Spanish group Diego Zamora (which also distributes the Group's brands in Spain).

OUTLOOK

Although the Group's fourth-quarter performance was below expectations due to the severe turbulence that spread from the financial markets to the real economy, the results for the year as a whole were satisfactory, especially in light of one-off factors – aside from the third-quarter financial crisis – that had a considerable impact on the business.

These included:

- the termination of distribution of a major and growing brand (1800 tequila) that gave the Group a significant presence in an important category of the US market;
- the difficulties inherent in integrating newly-acquired brands (Cabo Wabo and X-Rated) into the Group;
- the oil price spike and the attendant rise in the price of key raw materials, particularly glass, and in transport costs;
- the substantial depreciation of the US dollar leading to negative exchange rate effects.

The global economic situation means that forecasts for 2009 are necessarily cautious, as many countries around the world will suffer a recession.

The last few months of 2008 indicated that the credit crunch may have a negative and immediate effect on the ability of customers to maintain adequate stock levels, respect agreed payment terms, and in some cases, to survive the current crisis.

In such a scenario, tight controls over costs and working capital are a key objective.

However, the Group believes that the recession will have a limited effect on alcohol consumption, and that its main brands are robust, as shown by the growth in market share in the most important countries.

In addition, the fall in the oil price and, therefore, in the cost of other raw materials and transport, as well as a potentially more favourable euro / US dollar exchange rate compared to 2008, should mitigate to some extent the risks related to global economic uncertainty.

CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. has adopted the provisions of the Code of Conduct for Listed Companies published in March 2006 as its model for corporate governance.

The corporate governance report for 2008 was prepared based on the Trial format for corporate governance reports published by Borsa Italiana.

In accordance with article 89-*bis* of the Regulations issued by Consob with Resolution 11971 of 24 February 1999, the aim of this report is to provide the market and shareholders with comprehensive information on the Company's chosen corporate governance model and on the specific adoption, during the 2008 financial year, of all the recommendations contained in the Code, providing explanations of any non-compliance with any of the Code's principles and the action taken in this regard.

The report is available online at www.camparigroup.com, in the Investors / Corporate Governance section.

RISK MANAGEMENT

Risks related to the current global economic situation

2008 was marked by the crisis in the global financial system, which was exacerbated by the collapse of Lehman Brothers, one of the world's biggest investment banks, in the last quarter of the year.

The recession affecting the world's major economies is so far having a limited impact on alcohol consumption, even though the financial markets are in sharp decline.

The tighter credit conditions imposed on the corporate sector by banks have started to cause major liquidity problems, especially for smaller companies, and this has led to some customers reducing their orders and stock levels.

Risks relating to international trade and operations in emerging markets

In line with its international growth strategy, the Group currently operates in numerous markets, and plans to expand in certain emerging countries, especially in Eastern Europe, Asia and Latin America.

Operating in emerging markets makes the Group vulnerable to various risks inherent in international business, including exposure to an often unstable local political and economic environment, exchange rate fluctuations (and related hedging issues), export and import quotas, and limits or curbs on investment, advertising or repatriation of dividends.

Risks relating to licences for the use of third-party brands and licences granted to third parties for use of the Group's brands

At 31 December 2008, some 14% of the Group's consolidated net sales came from production and/or distribution under licence of third-party products.

Should any of these licensing agreements be terminated for any reason or not renewed, this could have a negative effect on the Group's activities and operating results.

Risks relating to market competition

The Group operates in the highly-competitive alcoholic and soft drinks segments, which attract a large number of players.

The main competitors, however, are large international groups involved in the current wave of mergers and acquisitions, which are operating aggressive strategies at global level.

The Group's competitive position vis-à-vis the most important global players, which often have greater financial resources and benefit from a more highly diversified portfolio of brands and geographic locations, means that its exposure to market competition risks is particularly significant.

Risks relating to consumer preference and propensity to spend

An important success factor in the drinks industry is the ability to interpret consumer preferences and tastes – particularly those of young people – and to continually adapt sales strategies to anticipate market trends and strengthen and consolidate the product image.

If the Group's ability to understand and anticipate consumer tastes and expectations and to manage its own brands were to decline significantly, this could considerably affect its activities and operating results.

Moreover, the unfavourable economic situation in certain markets is dampening the confidence of consumers, making them less likely to buy drinks.

Risks relating to legislation in the drinks industry

Activities relating to the alcoholic and soft drinks industry – production, distribution, import and export, sales and marketing – are governed by complex national and international legislation, often drafted with somewhat restrictive aims.

The increasing requirement to protect the health of consumers, particularly young people, could in the future lead to the adoption of new laws and regulations aimed at discouraging or reducing the consumption of alcoholic drinks.

Such measures could include restrictions on advertising or tax increases for certain product categories.

Any tightening of regulations in the main countries in which the Group operates could lead to a fall in demand for its products.

Tax risks

At the reporting date, a tax dispute was pending with the Brazilian legal authorities, and there was also a risk of further tax inspections following the notification of an investigation relating to the financial years 2004 and 2005 with reference to the Parent Company and Campari Italia S.p.A. (see note 38 Reserves for risk and future liabilities for more information).

Risks relating to environmental policy

The Group's industrial activities do not carry any specific risks relating to environmental policy; however, its industrial management has implemented procedures dedicated to safety and quality control in the area of environmental pollution and disposal of solid waste and waste water.

These activities have been carried out in compliance with the regulations in force in the countries in which the Group operates.

Risks relating to product compliance and safety

The Group is exposed to risks relating to its responsibility to ensure that its products are safe for consumption.

It has therefore put in place procedures to ensure that products manufactured in Group plants are compliant and safe in terms of quality and hygiene, in accordance with the laws and regulations in force, and voluntary certification standards.

In addition, the Group has defined guidelines to be implemented if quality is accidentally compromised, such as withdrawing and recalling products from the market.

Risks relating to employees

In the various countries where the Group has subsidiaries, its dealings with employees are regulated and protected by collective labour agreements and the regulations in force locally.

Any reorganisation or restructuring undertaken, where this becomes essential for strategic reasons, is defined on the basis of plans agreed with employee representatives.

Moreover, the Group has implemented specific procedures to monitor workplace safety, and it is worth noting that the accident rate at Group plants is very low and that any accidents that do happen tend to be minor.

Exchange rate and other financial risks

Around 41.2% of the Group's consolidated net sales in 2008 came from outside the European Union.

With the growth in the Group's international operations in areas outside the eurozone, a significant fluctuation in exchange rates could hit the Group's activities and operating results, particularly in relation to the US dollar and Brazilian real.

For more information about financial risks, see note 44 Nature and extent of risks arising from financial instruments.

RECONCILIATION OF THE PARENT COMPANY AND GROUP NET PROFIT AND SHAREHOLDERS' EQUITY

Pursuant to the Consob communication of 28 July 2006, the table below shows a reconciliation between the net profit for the period and shareholders' equity for the Group and the Parent Company Davide Campari–Milano S.p.A.

	31 December 2008		31 December 2007	
	Shareholders' equity €/000	Profit €/000	Shareholders' equity €/000	Profit €/000
Shareholders' equity and net profit of Davide Campari-Milano S.p.A.	548,455	33,494	543,727	27,483
Elimination of book value of consolidated shareholdings:				
Difference between book value and pro rata value of shareholders' equity of shareholdings	476,763		436,933	
Pro rata results of subsidiaries		160,689		318,268
Portion of net profit attributable to minorities	(2,805)	(1,187)	(1,928)	(33)
Elimination of the effects of transactions between consolidated companies:				
Elimination of intragroup dividends		(61,523)		(213,750)
Elimination of intragroup profits and capital gains	(13,935)	(4,866)	(12,059)	(14,834)
Other operations:				
Harmonisation of accounting policies	116	–	122	249
Taxes on subsidiaries' reserves	(625)	(61)	(564)	7,767
Conversion differences on goodwill in foreign currency	(35,355)		(61,469)	
Conversion difference	(19,754)	–	(28,135)	–
Group shareholders' equity and net profit	**952,861**	**126,547**	**876,627**	**125,150**
Shareholders' equity and net profit attributable to minorities	2,136	199	1,928	33
Consolidated shareholders' equity and net profit	954,997	126,746	878,555	125,184

INVESTOR INFORMATION

Macroeconomic situation and equity markets

The main events in the first half of 2008 were the continuing US subprime mortgage crisis, which triggered a credit crunch and contributed to increasing volatility in share prices, and strong inflationary pressure on the commodities markets.

The global financial crisis worsened considerably in the second half of the year, and September 2008 saw substantial upheaval for some of the biggest US financial institutions in the US and Europe.

The widespread uncertainty over possible counterparty insolvencies after the investment bank Lehman Brothers filed for bankruptcy protection sent stock markets plummeting, which raised fears of a financial system collapse and recession in the advanced economies.

Governments and central banks worldwide took coordinated action, providing a flow of liquidity to financial institutions and the economy, widening guarantees on bank deposits, and in many countries, shoring up the balance sheets of banks in difficulty.

Despite the partial alleviation of the financial crisis, the world's main economies declined rapidly.

The downturn in economic activity led to a sharp fall in commodities prices, particularly energy, which in turn brought down consumer price inflation in the major economies.

With inflation falling and the economic situation deteriorating, deep cuts in interest rates were implemented in the US (to almost zero), the eurozone and elsewhere.

In the eurozone, the slide in export demand and the credit crunch impacted on corporate investment decisions.

Towards the end of the year, industrial output showed signs of decline and all confidence indicators began to deteriorate.

After short and medium-term inflation expectations were revised down sharply, the European Central Bank cut its key interest rates by a total of 175 basis points in the fourth quarter of 2008.

In Italy, GDP contracted by 0.3% in 2008, reflecting a sharp decline in corporate investment, a drop in exports and stagnation of consumer spending.

The economic situation continued to worsen in the last few months of 2008, as the recession dampened demand for corporate and consumer credit from banks.

Loans to small firms fell particularly sharply, partly because of progressively tighter lending conditions.

Against this backdrop, all of the world's equity markets ended 2008 in negative territory.

The MSCI Europe index closed down 44.8%, while in Italy the S&P/MIB and Midex declined by 49.5% and 52.4% respectively; in the US the S&P 500 lost 38.5% over the year.

On the currency markets, the euro's rise in value against the other major currencies continued in the first few months of 2008, while at the end of the year, the US dollar strengthened significantly, particularly against the euro.

Spirits segment and Campari shares

In 2008, companies in the spirits segment were affected by the general fall on the equity markets; the FTSEurofirst Beverages benchmark index fell 39.4%.

This performance showed that while the spirits segment is more defensive than other sectors, it was not totally immune to the unfavourable economic conditions.

The negative performance of the benchmark index was caused by various factors, including:

- fears of slowing consumption in western markets, particularly in the US and emerging countries;
- the general increase in commodities prices, partly as the recession reduced spirits companies' pricing power;
- refinancing risks, for companies with high levels of debt;
- ongoing currency volatility;
- the possibility of increases in excise duties as governments seek to bolster dwindling tax revenues.

Given these macroeconomic and market conditions, Campari shares, which are listed on the blue chip segment of the Italian stock market, recorded a fall of 26.8% in absolute terms in 2008 compared with the closing price at 28 December 2007.

The Campari stock fared decidedly better than the Italian market and sector indices, notably outperforming the Mibtel, S&P/MIB and Midex by 21.9%, 22.8% and 25.6% respectively.

It also outperformed the FTSEurofirst Beverages index by 12.6%.

In 2008, the minimum and maximum closing prices of €3.85 and €6.60 were recorded on 5 December and 2 January respectively.

In 2008, the daily average trading value for Campari shares was €3.7 million, with an average daily volume of 663 thousand shares.

At 31 December 2008, Campari's market capitalisation was €1,394 million.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2008



Campari share price (Euro)
6.80
6.40
6.00
5.60
5.20
4.80
4.40
4.00
3.60
3.20
2.80
Equity turnover (mln Euro)
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Campari (Equity turnover)
Campari (Stock price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Revised shareholder base

At 31 December 2008, the main shareholders were:

Shareholder (1)	No. of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	21,857,798	7.527%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

Dividend

The dividend proposed for 2008 is €0.11 per share outstanding, unchanged from the previous year.

The dividend will be paid on 21 May 2008 (coupon no. 5 should be detached on 18 May 2008) except on own shares.

Stock information (1)		2008	2007	2006	2005	2004	2003	2002	2001
Reference share price									
Price at end of period	€	4.80	6.56	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	6.60	8.41	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	3.85	6.50	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	5.55	7.54	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume:									
Average daily trading volume	Number of shares	662,927	763,806	594,348	487,006	429,160	378,940	530,930	723,750
Average daily trading value	€million	3.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation (2) at end of period	€million	1,394	1,904	2,183	1,812	1,372	1,117	871	766
Dividend:									
Dividend per share (3)	€	0.11	0.11	0.10	0.10	0.10	0.088	0.088	0.088
Total dividend (3)(4)	€million	31.7	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.
(2) Initial Public Offering on 6 July 2001 at the price of €3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was €1,145,000 in 2001.
(3) Classified on an accruals basis.
(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights. Figures for subsequent years were: 281,048,090 shares in 2004; 281,356,013 shares in 2005; 290,399,453 shares in 2006 and 289,355,546 shares in 2007.

Stock market indicators [1]		2008 IAS / IFRS	2007 IAS / IFRS	2006 IAS / IFRS	2005 IAS / IFRS	2004 IAS / IFRS	2003 Italian accounting standards	2002 Italian accounting standards	2001 Italian accounting standards
Shareholders' equity per share	€	3.29	3.03	2.74	2.39	2.15	1.89	1.65	1.48
Price/book value	x	1.46	2.17	2.74	2.61	2.20	2.04	1.82	1.78
Earnings per share (EPS) [2]	€	0.44	0.43	0.41	0.42	0.35	0.27	0.30	0.22
P/E (price/earnings)	x	10.9	15.2	18.3	14.9	13.7	14.0	10.1	12.1
Payout ratio (dividend/net profit) [3]	%	25.1	25.4	24.7	23.8	29.0	30.9	28.5	38.9
Dividend yield (dividend/price) (3) (4)	%	2.3	1.7	1.3	1.6	2.1	2.3	2.9	3.3

(1) Ten-for-one share split effective as of 9 May 2005.
(2) For the 2004, 2005, 2006 and 2007 financial years, this is calculated using the weighted average number of ordinary shares outstanding as defined in IAS 33.
(3) Proposed dividend for the 2008 financial year.
(4) Dividend yield calculated using the share price at the end of the period.

Investor relations

The company attaches great importance to its relationships with shareholders and institutional investors.

As part of the company's reporting procedures, including regular results disclosure and the announcement of extraordinary operations, the Group spoke to investors at important international and sector conferences and organised a number of meetings in Italy and all the main financial centres in Europe, the United States and Japan.

In order to facilitate its dialogue with shareholders, the Group has dedicated a section on its website to investor relations, which it constantly updates (http://investors.camparigroup.com).

In addition to financial information (press releases, presentations, annual, half-yearly and quarterly reports, stock market trading information, etc.), the investor relations section also contains information and documents of interest to shareholders, such as organisational charts (composition of the Board of Directors and Board of Statutory Auditors) and corporate governance reports.



CONSOLIDATED ACCOUNTS

FINANCIAL STATEMENTS

Consolidated income statement

	Note	2008 €/000	of which: related parties €/000	2007 €/000	of which: related parties €/000
Net sales	10	**942,329**	**12,922**	**957,510**	**19,527**
Cost of goods sold	11	(428,211)	*16*	(441,356)	*75*
Gross profit		**514,118**	**12,938**	**516,154**	**19,602**
Advertising and promotional costs		(172,875)	*(4,070)*	(174,639)	*(9,268)*
Contribution margin		**341,243**	**8,868**	**341,515**	**10,334**
Structure costs	12	(145,856)	*(1,286)*	(140,947)	*(240)*
of which: one-offs	*17*	*(3,649)*	*(1,541)*	*(2,835)*	–
EBIT		**195,387**	**7,582**	**200,568**	**10,094**
Financial income and charges	18	(22,205)	*19*	(16,984)	*128*
of which: one-offs	*18*	*(3,308)*		–	
Share in profit (loss) of companies valued at equity	8	230	*230*	(303)	*(303)*
Put option charges	19	(987)	–	–	–
Profit before tax		**172,426**	**7,830**	**183,281**	**9,919**
Tax	20	(45,680)	–	(58,097)	–
Net profit		**126,746**	**7,830**	**125,184**	**9,919**
Minority interests	35	(199)	–	(33)	–
Group net profit		**126,547**	**7,830**	**125,150**	**9,919**
Basic and diluted earnings per share (€)		0.44		0.43	

Consolidated balance sheet

	Note	31 December 2008	of which: related parties	31 December 2007	of which: related parties
		€ / 000	€ / 000	€ / 000	€ / 000
ASSETS					
Non-current assets					
Net tangible fixed assets	22	176,486	–	155,418	–
Biological assets	23	18,018	–	15,899	–
Investment property	24	666	–	4,014	–
Goodwill and trademarks	25	920,315	–	812,192	–
Intangible assets with a finite life	27	5,105	–	5,089	–
Investments in affiliated companies and joint ventures	8	1,101	–	608	–
Deferred tax assets	20	14,362	–	15,875	–
Other non–current assets	28	7,473	–	10,009	–
Total non-current assets		**1,143,525**	**–**	**1,019,103**	**–**
Current assets					
Inventories	29	165,717	–	166,937	–
Trade receivables	30	272,096	*5,192*	279,986	*8,553*
Short–term financial receivables	31	4,093	*636*	2,878	*823*
Cash and equivalents	32	172,558	–	199,805	–
Other receivables	30	32,447	*1,551*	37,140	*3,015*
Total current assets		**646,912**	***7,379***	**686,747**	***12,390***
Non-current assets available for sale	33	12,670	–	2,473	–
Total assets		**1,803,107**	***7,379***	**1,708,323**	***12,390***
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	34	29,040		29,040	
Reserves	34	923,821		847,587	
Parent Company's portion of shareholders' equity		952,861		876,627	
Minorities' portion of shareholders' equity	35	2,136		1,928	
Total shareholders' equity		**954,997**	**–**	**878,555**	**–**
Non-current liabilities					
Bonds	36	316,852	–	287,651	–
Other non-current financial liabilities	36	56,654	–	72,602	–
Defined benefit plans	37	10,663	–	11,657	–
Reserve for risks and future liabilities	38	9,013	–	11,038	–
Deferred tax liabilities	20	69,486	–	60,696	–
Other non-current liabilities					
Total non-current liabilities		**462,668**	**–**	**443,644**	**–**
Current liabilities					
Payables to banks	36	107,454	–	114,375	–
Other financial payables	36	25,843	–	21,168	–
Payables to suppliers	39	152,145	*1,012*	156,552	*3,262*
Payables to tax authorities	41	59,273	*22,016*	54,592	*20,107*
Other current liabilities	39	40,727	–	39,437	–
Total current liabilities		**385,442**	***23,028***	**386,124**	***23,369***
Total liabilities and shareholders' equity		**1,803,107**	***23,028***	**1,708,323**	***23,369***

Consolidated cash flow statement

	Note	2008 €/000	2007 €/000
Cash flow from (used in) operating activities			
Operating profit		195,387	200,568
Adjustments to reconcile net profit and cash flow:			
Depreciation and amortisation	13	19,301	19,548
Gains on sales of fixed assets	17	(6,471)	(1,489)
Write-downs of tangible fixed assets	22	204	47
Fund provisions	37-38	3,293	5,072
Use of funds	37-38	(5,868)	(4,620)
Other non-cash items		(1,921)	(403)
Changes in operating working capital		(859)	(29,332)
Other changes in non-financial assets and liabilities		6,649	20,000
Taxes paid		(38,201)	(39,510)
		171,514	**169,882**
Cash flow from (used in) investing activities			
Purchase of tangible and intangible fixed assets	22-23-27	(48,108)	(33,622)
Gains on sales of tangible fixed assets	33	8,704	2,579
Payments on account in respect of fixed assets	30	6,834	2,168
Acquisition of trademarks	25	(2,100)	(29,328)
Acquisition of companies or holdings in subsidiaries	7	(84,474)	
Debt assumed with acquisitions	7	11,024	
Interest income		9,494	9,855
Dividends received		148	231
Other changes		193	1,571
		(98,286)	**(46,546)**
Cash flow from (used in) financing activities			
Repayment of medium/long-term financing	36	(13,129)	(12,380)
Net change in short-term bank debt	36	(17,272)	(90,992)
Interest expense		(25,415)	(25,542)
Change in other financial payables and receivables		1,880	36
Purchase and sale of own shares	42	(4,510)	1,465
Dividends paid to minority shareholders		(686)	
Net change in securities	31	(3,103)	975
Dividend paid out by Parent Company	34	(31,829)	(29,040)
		(94,065)	**(155,478)**
Exchange rate differences and other changes in shareholders' equity			
Effect of exchange rate differences on operating working capital		11,513	4,045
Other exchange rate differences and other changes in shareholders' equity		(17,923)	(11,073)
		(6,409)	**(7,029)**
Net increase (decrease) in cash and cash equivalents		**(27,246)**	**(39,170)**
Cash and cash equivalents at start of period	32	199,805	238,975
Cash and cash equivalents at end of period	32	172,558	199,805

Statement of changes in shareholders' equity

	Share capital €/000	Legal reserve €/000	Retained earnings €/000	Other reserves €/000	Total €/000	Minority interests €/000	Total shareholders' equity €/000
	Group shareholders' equity						
Balance at 1 January 2007	**29,040**	**5,808**	**765,360**	**(4,320)**	**795,888**	**1,895**	**797,783**
Dividend payout to Parent Company shareholders	–	–	(29,040)	–	**(29,040)**	–	(29,040)
Purchase of own shares	–	–	(11,132)	–	**(11,132)**	–	(11,132)
Sale/use of own shares	–	–	9,544	–	**9,544**	–	9,544
Stock options	–	–	406	2,512	**2,918**	–	2,918
Conversion difference	–	–	–	(28,135)	**(28,135)**	–	(28,135)
Capital gains on sale of own shares	–	–	3,053	–	**3,053**	–	3,053
Valuation of hedging instruments (cash flow hedge)	–	–	–	7,873	**7,873**	–	7,873
Tax effect on profit (loss) allocated directly to shareholders' equity	–	–	507	–	**507**	–	507
Profit for the period	–	–	125,150	–	**125,150**	33	125,184
Balance at 31 December 2007	**29,040**	**5,808**	**863,848**	**(22,070)**	**876,626**	**1,928**	**878,555**
Dividend payout to Parent Company shareholders	–	–	(31,829)	–	**(31,829)**	–	(31,829)
Purchase of own shares	–	–	(4,510)	–	**(4,510)**	–	(4,510)
Stock options	–	–	–	3,879	**3,879**	–	3,879
Conversion difference	–	–	–	(19,754)	**(19,754)**	8	(19,746)
Valuation of hedging instruments (cash flow hedge)	–	–	(239)	2,141	**1,902**	–	1,902
Profit for the period	–	–	126,547	–	**126,547**	199	126,746
Balance at 31 December 2008	**29,040**	**5,808**	**953,817**	**(35,803)**	**952,861**	**2,136**	**954,997**

Statement of total Group profits and losses

	2008 € / 000	2007 € / 000
Net gains on valuations at fair value, excluding tax effect	1,902	7,873
Capital gain on sale of own shares		3,053
Tax effect on profits (losses) allocated directly to shareholders' equity		507
Conversion difference	(19,754)	(28,135)
Profits (losses) allocated directly to shareholders' equity	**(17,852)**	**(16,702)**
Net profit for the year	126,547	125,150
Total profits (losses) reported by the Group for the year	**108,695**	**108,448**
Minorities' profits (losses)	199	33
Conversion difference	8	
Total profits (losses) reported for the year	**108,902**	**108,481**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, Milan, Italy.

The company is registered with the Milan companies register and REA (business administration register) under no. 1112227.

Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., which is controlled by Fincorus S.p.A.

The Group operates in 190 countries, boasting a leading position on the Italian and Brazilian markets and prime positions in the US, Germany and continental Europe.

The Group has an extensive product portfolio in three segments: spirits, wines and soft drinks.

The spirits segment encompasses internationally-recognised brands such as Campari, SKYY Vodka and Cynar, as well as brand leaders in local markets including Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight and Drury's.

In the wines segment, apart from Cinzano, which is well-known all over the world, the main brands are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod.

Lastly, the soft drinks segment covers the extended ranges of Crodino and Lemonsoda, which are leading brands on the Italian market.

The consolidated accounts of the Campari Group for the year ending 31 December 2008 were approved on 18 March 2009 by the Board of Directors of the Parent Company Davide Campari-Milan S.p.A., which has authorised their publication.

The Board of Directors reserves the right to amend the results should any significant events occur that require changes to be made, up to the date of the shareholders' meeting of the Parent Company.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

The consolidated accounts for the year ending 31 December 2008 were prepared in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

These also include all the revised international accounting standards (International Accounting Standards – IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The accounts were prepared on a cost basis, with the exception of financial derivatives, biological assets and new acquisitions, which were reported at fair value.

The book value of assets and liabilities subject to fair value hedging transactions, which would otherwise be recorded at cost, has been adjusted to take account of the changes in fair value attributable to the risk being hedged.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand euro.

Consolidation principles

The consolidated accounts include the financial statements of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements).

These accounting statements, based on the same financial year as the Parent Company and drawn up for the purposes of consolidation, have been prepared in accordance with the international accounting standards adopted by the Group.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

Form and content

In accordance with the format selected by the Group, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the income statement (classified by function), the EBIT line is shown before and after one-offs such as capital gains/losses on the sale of shareholdings, restructuring costs and any other non-recurring income/expenses.

The definition of "non-recurring" or "one-off" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064296).

In 2008, the Group did not carry out any atypical and/or unusual transactions, which are defined in the Consob communication as significant/substantial transactions that are atypical and/or unusual because the counterparties, the object of the transaction, the method used to determine the price and timing of the transaction (proximity to year end) could give rise to doubts over the accuracy or completeness of the information provided in the accounts, conflicts of interest, safeguarding of company assets and the protection of minority shareholders.

The cash flow statement was prepared using the indirect method.

With regard to the segment information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical segment.

Basis of consolidation

The following changes in the basis of consolidation occurred in 2008:

- on 2 January 2008, as part of the acquisition of Cabo Wabo, the Group obtained 80% stakes in Cabo Wabo, LLC, a company based in San Francisco, US, and Redfire Mexico S. de R.L. de C.V., headquartered in Jalisco, Mexico;
- on 1 October 2008, Campari Japan Ltd., a company that will operate solely in sales and marketing, was established;
- on 7 November 2008, 100% of Destiladora San Nicolas, S.A. de C.V., based in Jalisco, Mexico, was acquired;
- on 19 November 2008, the acquisition of 70% of Sabia S.A., a company based in Buenos Aires, Argentina, was completed;
- in the fourth quarter of the year, Lacedaemon B.V., a holding company based in Amsterdam, was wound up.

Please see note 7 – Acquisitions – for information on the effects of these acquisitions.

The following transactions also related to the basis of consolidation, but with no effects:

- Kaloyiannis Bros S.A. and Koutsikos Distilleries S.A. merged on 2 April 2008;
- Campari Teoranta, a Dublin-based financial and services company was placed in liquidation on 2 April 2008.

The following changes concern the stakes held by the Group in joint ventures and affiliates:

- on 1 January, the Group's stake in MCS S.c.a.r.l., an affiliated company, rose from 33.33% to 50% following the exit of one of the partners from the shareholder base;

- on 14 April 2008 the stake in the joint venture Summa S.L., which operates in Spain, was sold to the Gonzalez Byass group, owner of the rest of the shares;
- on 23 December 2008, a minority stake of 26% was acquired in the Indian joint venture Focus Brands Trading (India) Private Ltd., in which the majority stake is held by the Jubilant group.

The tables below list the companies included in the basis of consolidation at 31 December 2008.

		Share capital at 31 December 2008		% owned by the Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
PARENT COMPANY						
Davide Campari-Milano S.p.A. holding and manufacturing company	Via Filippo Turati, 27, Milan	€	29,040,000			
FULLY CONSOLIDATED COMPANIES						
Italy						
Campari Italia S.p.A., trading company	Via Filippo Turati, 27, Milan	€	1,220,076	100.00		
Sella & Mosca S.p.A., manufacturing, trading and holding company	I Piani, Alghero	€	15,726,041	12.00	88.00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Sella & Mosca Commerciale S.r.l., trading company	I Piani, Alghero	€	100,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Turati Ventisette S.r.l., dormant company	Via Filippo Turati, 27, Milan	€	10,000	100.00		
Europe						
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., finance company	Avenue Louise 149/24, Brussels	€	246,926,407	26.00	74.00	Davide Campari-Milano S.p.A (26%), Glen Grant Ltd. (39%), DI.CI.E Holding B.V. (35%)
Campari Teoranta, holding and services company (*)	Merchants Hall, 25-26 Merchants Quay, Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000		100.00	
Kaloyiannis - Koutsikos Distilleries S.A., manufacturing and trading company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		75.00	O-Dodeca B.V.
O-Dodeca B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	2,000,000		75.00	DI.CI.E. Holding B.V.

		Share capital at 31 December 2008		% owned by the Parent Company		
Name, activity	Head office	Currency	Amount	Direct	Indirect	Direct shareholder
Prolera LDA, services company	Rua Dos Murças 88, Funchal	€	5,000	100.00		
Société Civile du Domaine de Lamargue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	4,793,183		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., dormant company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100.00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100.00	Glen Grant Ltd.
Campari Austria GmbH, trading company	Parkring 10 / Liebenberggasse 7, Vienna	€	500,000		100.00	DI.CI.E. Holding B.V.
Americas						
Campari Argentina S.R.L., trading company	Avenida Alicia Moreau de Justo 1120, Piso 4, Oficina 404-A, Buenos Aires	ARS	11,750,000		100.00	DI.CI.E. Holding B.V. (95%), Campari do Brasil (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville-Barueri-SP	BRC	218,631,059	100.00		
Gregson's S.A., trademark holder	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc., holding company	One Beach Street, Suite 300, San Francisco	US$	266,324,274	100.00		
Skyy Spirits, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	54,897,000		100.00	Redfire, Inc.
Cabo Wabo, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	2,312,252		80.00	Redfire, Inc.
Sabia S.A., manufacturing and trading company	4554 Vedia St, Buenos Aires	ARS	6,000,000		70.00	DI.CI.E. Holding B.V.
Destiladora San Nicolas S.A. de C.V., manufacturing and trading company	Hidalgo n. 1225, Col. Americana, C.P. 44200, Guadalajara, Jalisco	MXN	25,000,000		100.00	DI.CI.E. Holding B.V.
Red Fire Mexico, S. de R.L. de C.V., trading company	Camino Real Atotonilco, 1081, Rancho San Nicolas, Arandas, Jalisco	MXN	1,254,250		80.00	DI.CI.E. Holding B.V.
Asia						
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingdu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93.67	Sella & Mosca S.p.A.

Name, activity	Head office	Share capital at 31 December 2008 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1,005,530		100.00	DI.CI.E. Holding B.V.
Campari Japan Ltd., trading company	6-17-15, Jingumae Shibuya-ku, Tokyo, Japan, 150-0003	JPY	3,000,000		100.00	DI.CI.E. Holding B.V.

Name, location, activity		Share capital at 31 December 2008 Currency	Amount	% owned by the Parent Company Indirect	Direct shareholder	Valuation method
Other holdings						
Fior Brands Ltd., trading company (*)	C/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50.00	DI.CI.E. Holding B.V.	equity method
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity method
M.C.S. S.c.a.r.l., trading company	Millennium Park, Avenue de la Métrologie 10, Brussels	€	309,872	50.00	DI.CI.E. Holding B.V.	equity method
Focus Brands Trading (India) Private Ltd., manufacturing and trading company	15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	15,998,250	26.00	DI.CI.E. Holding B.V.	equity method

(*) company in liquidation

Subsidiaries

All subsidiaries are consolidated on a line-by-line basis.

Under this method, all assets and liabilities, and expenses and revenues for consolidated companies, are fully reflected in the consolidated accounts.

The book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries. Individual assets and liabilities are assigned the value attributed to them on the date control was acquired.

Any positive difference is recorded under the assets item goodwill, and any negative amount is taken to the income statement.

The minority interests in shareholders' equity and net profit are reported under appropriate items in the accounts; in the case of shareholders' equity, the amount is determined on the basis of the values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

Affiliated companies and joint ventures

These companies are reported in the consolidated accounts using the equity method, starting on the date when significant influence or joint control begins and ending when such influence or control ceases.

If the Group's interest in any losses of affiliates exceeds the book value of the equity investment in the accounts, the value of the equity investment is eliminated, and the Group's portion of further losses is not reported, unless, and to the extent to which, the Group is responsible for covering such losses.

Transactions eliminated during the consolidation process

When preparing the consolidated accounts, unrealised profits and losses resulting from intra-group transactions are eliminated, as are the entries giving rise to payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Unrealised profits and losses generated on transactions with affiliated or joint venture companies are eliminated to the extent of the Group's percentage interest in those companies.

Dividends collected from consolidated companies are eliminated.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- income statement loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of the different methods for conversion to euro of income statement and balance sheet items are recorded under the shareholders' equity reserve foreign currency conversion reserve, until the holding in question is sold;
- any conversion differences between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholders' equity converted at the year-end rate for the previous year are also recorded under the foreign currency conversion reserve.

When preparing the consolidated cash flow statement, average exchange rates were used to convert the cash flows of foreign subsidiaries.

The exchange rates used for conversion transactions are shown below.

	31 December 2008		31 December 2007	
	Average rate	Final rate	Average rate	Final rate
US dollar	1.4706	1.3917	1.3706	1.4721
Swiss franc	1.5871	1.4850	1.6427	1.6547
Brazilian real	2.6745	3.2436	2.6646	2.6108
Uruguayan peso	30.6205	33.9046	32.0720	31.6992
Chinese renminbi	10.2247	9.4956	10.4186	10.7524
UK pound	0.7965	0.9525	0.6846	0.7334
Indian rupee	63.7012	67.6360	–	–
Japanese yen	152.3306	126.1400	–	–
Argentine peso	4.6409	4.8044	4.2708	4.6369
Mexican peso	16.29666	19.2333	15.2746	16.0547

3. Summary of accounting principles

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired are posted to assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future financial benefits, and when the cost can be reliably determined.

If acquired separately, these assets are reported at purchase cost including all allocable ancillary costs.

Assets produced internally, excluding development costs, are not capitalised and are reported on the income statement for the financial year in which they are incurred.

Intangible assets acquired through business combinations are capitalised at fair value on the acquisition date.

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, generally three years, taking into account losses due to a reduction in accumulated value.

The period of amortisation of intangible assets with a finite life is reviewed at least at the end of every financial year in order to ascertain any changes in their useful life, which if identified, will be considered as changes in estimates.

The costs of development projects and studies are recorded in the income statement in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future economic benefits for the company; these costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for development; these costs are booked in the year in which the internal or external costs are incurred for training personnel and other related costs.

Goodwill and trademarks resulting from acquisitions, which qualify as intangible assets with an indefinite life, are not amortised.

The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the Impairment section.

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates.

On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs in goodwill cannot be recovered in future years.

Business combinations

Business combinations are booked using the purchase method.

Goodwill acquired in mergers and acquisitions is initially measured as the excess of the cost of the business combination over the Group's portion of the net fair value of the identifiable assets, liabilities and contingent liabilities (of the acquired company).

After the initial entry, goodwill is measured at cost less cumulative impairment.

To establish whether impairment has occurred, the goodwill acquired in a business combination is allocated from the date of the acquisition to the individual cash-generating units of the Group or to the groups of cash-generating units likely to benefit from merger synergies, whether or not other assets or liabilities from the acquisition are assigned to these units or groups of units.

When the goodwill is part of a cash-generating unit (group of cash-generating units) and some of the internal assets of the unit are sold, the goodwill associated with the assets sold is included in the book value of the assets in order to establish the profit or loss generated by the sale.

Goodwill sold in this way is measured according to the value of the assets sold and the value of the remaining portion of the unit.

Tangible fixed assets

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses, and are not revalued.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life. The residual value recorded for the component being replaced is allocated to the income statement; other costs are charged to the income statement when the expense is incurred.

Financial charges are posted to the income statement when incurred.

Ordinary maintenance and repair expenses are charged to the income statement in the period in which they are incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value includes the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

Assets held under finance lease contracts, which essentially assign to the Group all the risks and benefits tied to ownership, are recognised as Group assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the income statement over the term of the contract.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and technological obsolescence, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

– major real estate assets and light construction:	3%-5%
– plant and machinery:	10%-25%
– furniture, and office and electronic equipment:	10%-30%
– motor vehicles:	20%-40%
– miscellaneous equipment:	20%-30%

Depreciation ceases on the date when the asset is classified as available for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

A fixed asset is eliminated from the balance sheet at the time of sale or when there are no future economic benefits associated with its use or disposal.

Any profits or losses are included in the income statement in the year of this elimination.

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the income statement over the period corresponding to the useful life of the asset concerned.

Impairment

The Group ascertains, at least annually, whether there are indicators of a potential loss in value of intangible and tangible assets.

If the Group finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to an impairment test each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the value in use.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The value in use is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Group estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its book value.

This loss is posted to the income statement unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the income statement, unless the asset was previously reported at its revalued amount. In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income (investment property) are valued at cost less accumulated depreciation and losses due to a reduction in value.

The depreciation rate for buildings is 3%, while land is not depreciated.

Investment property is eliminated from the balance sheet when sold or when it becomes permanently unusable and no future economic benefits are expected from its disposal.

Biological assets

Biological assets are valued, when first reported and at each subsequent reporting date, at their fair value, less estimated point-of-sale costs.

The related agricultural produce is valued at cost, which is approximately the fair value less estimated point-of-sale costs at harvest.

Financial instruments

Financial instruments held by the Group are categorised as follows.

Financial assets include holdings in affiliated companies and joint ventures, short-term securities, financial receivables, which in turn include the positive fair value of financial derivatives, trade and other receivables and cash and cash equivalents.

Specifically, cash and cash equivalents include cash, bank deposits and highly marketable securities that can be quickly converted into cash, and which carry an insignificant risk of a change in value.

The maturity of deposits and securities in this category is less than three months.

Short-term securities include securities maturing in one year or less, and marketable securities representing a temporary investment of cash that do not meet the requirements for classification as cash equivalents.

Financial liabilities include financial payables, which in turn include the negative fair value of financial derivatives, trade payables and other payables.

Financial assets and liabilities, other than equity investments, are booked in accordance with IAS 39 (Financial instruments: Recognition and Measurement) in the following categories:

Financial assets at fair value with changes recorded in the income statement

This category includes all financial instruments held for trading and those designated at the initial reporting at fair value with changes recorded in the income statement.

Financial assets held for trading are all those instruments acquired with the intention of sale in the short term; this category also includes derivatives that do not satisfy the requirements set out by IAS 39 for consideration as hedging instruments.

These instruments at fair value with changes recorded in the income statement are booked in the balance sheet at fair value, while the related profits and losses are reported in the income statement.

Investments held to maturity

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first entered in the accounts, they are valued at purchase cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc.).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

The profits and losses are entered in the income statement when the investment is eliminated for accounting purposes or when impairment occurs beyond the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments, which are not listed on an active market.

After the initial reporting, these instruments are valued according to the criterion of amortised cost using the effective discount rate method net of any provision for loss of value.

Profits and losses are recorded in the income statement when loans and receivables are eliminated for accounting purposes or when a loss of value is apparent beyond the amortisation process.

Financial assets available for sale

Financial assets available for sale, excluding derivatives, are those designated as such or not classified under any of the three previous categories.

After the first reporting, the financial instruments available for sale are valued at fair value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date.

In the absence of reliable information, they are held at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down.

At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the income statement for the period.

Loss in value of a financial asset

The Group assesses, at least annually, whether there are any indicators that a financial asset or a group of financial assets could have lost value.

A financial asset or a group of financial assets is written down only if there is objective evidence of a loss in value caused by one or more events that occurred following the initial reporting date of the asset or group of assets and which had an impact that can be reliably estimated on the future cash flows that may be generated by the asset or group of assets themselves.

Elimination of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or part of a group of similar financial assets) is eliminated from the accounts when:

- the rights to receive income from financial assets are no longer held;
- the Group reserves the right to receive income from financial assets, but has taken on a contractual obligation to pay such income in full and without delay to a third party;
- the Group has transferred the right to receive income from financial assets and (i) has transferred substantially all the risks and benefits relating to the ownership of the financial asset, or (ii) has neither transferred nor retained all the risks and benefits relating to the ownership of the financial asset, but has transferred control of the asset.

When the Group has transferred the rights to receive financial income from an asset, and it has neither transferred nor retained all the risks and benefits, or it has not lost control of the same, the asset is reported on the balance sheet to the extent of the Group's remaining involvement in the asset.

A financial liability is eliminated from the accounts when the underlying obligation of the liability is no longer held, or cancelled, or has been settled.

In cases where an existing financial liability is substituted by another with the same lender under different conditions, or where the conditions of an existing liability are changed, the substitution or change is treated in the accounts as an elimination of the original liability, and a new liability is reported, with any difference in the accounting values allocated to the income statement.

Financial derivatives and hedging transactions

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists.

It is assumed that the hedge is highly effective: it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their fair value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- *fair value hedge* – if a financial derivative is designated to hedge exposure to changes in the fair value of an asset or liability attributable to a particular risk that could have an impact on the income statement, the profits or losses resulting from the subsequent valuations of the fair value of the hedging instrument are reported in the income statement; the gain or loss on the hedged entry, which is attributable to the hedged risk, is reported as a portion of the book value of this entry and as a contra entry in the income statement;

- *cash flow hedge* – if a financial instrument is designated as a hedge of exposure to fluctuations in the future cash flow of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the income statement, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity; accumulated profits or losses are removed from shareholders' equity and recorded in the income statement in the same period in which the transaction being hedged has an impact on the income statement; the profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the income statement when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the income statement at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the income statement.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its present value are posted to the income statement.

IAS 39 (Financial Instruments: Recognition and Measurement) allows the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the company entering into the transaction and that the foreign currency risk will affect the consolidated financial statements.

In addition, if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in shareholders' equity, in accordance with the rules of IAS 39, must be reclassified in the income statement in the same period in which the currency risk of the hedged transaction affects the consolidated income statement.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, and semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with a single asset item are reported as inventories and recorded in the income statement when used.

Non-current assets available for sale

Non-current assets classified as available for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term (within one year) and in the assets' current condition.

Non-current assets classified as available for sale are valued at the lower of their net book value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.

The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the group operates.

Group companies provide post-employment benefits through defined contribution and/or defined benefit plans.

Defined benefit plans

The Group's obligations and the annual cost reported in the income statement are determined by independent actuaries using the projected unit credit method.

The net accumulated value of actuarial profits and losses is reported in the income statement.

The costs associated with an increase in the present value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

Defined contribution plans

Since the Group fulfils its obligations by paying contributions to a separate entity (a fund), with no further obligations, the company records its contributions to the fund in respect of employees' service, without making any actuarial calculation.

Where these contributions have already been paid at the reporting date, no liabilities are recorded on the balance sheet.

Compensation plans in the form of stock options

The Group pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for one or more Group companies.

Pursuant to IFRS 2 (Share-Based Payment), the total fair value of the stock options on the allocation date is to be reported as a cost in the income statement, with an increase in the respective shareholders' equity reserve, in the period beginning at the time of allocation and ending on the date on which the employees, directors and individuals who regularly do work for one or more Group companies become fully entitled to receive the stock options.

Changes in the present value following the allocation date have no effect on the initial valuation, while in the event of changes to the terms and conditions of the plan, additional costs are booked for every change in the plan that determines an increase in the current value of the recognised option.

No cost is recognised if the stock options have not been vested; if an option is cancelled, it is treated as if it had been vested on the cancellation date and any cost that has not been recognised is recorded immediately.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

The stock options are recorded at fair value with a contra entry under stock option reserve.

The Group applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

The dilutive effect of options not yet exercised is included in the calculation of diluted earnings per share.

Reserve for risks and future liabilities

Provisions for risks and future liabilities are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;

- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the income statement under financial income (charges).

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the income statement where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

When the Group expects that all or part of the reserves will be repaid by third parties, the payment is booked under assets only if it is virtually certain, and the provision and related repayment are posted to the income statement.

Restructuring reserves

The Group reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that has led to the reasonable expectation by the third parties concerned that the Company will carry out the restructuring, either because it has already started the process or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the income statement

Revenues are reported to the extent to which it is likely that economic benefits will flow to the Group and in respect of the amount that can be determined reliably.

Revenues are reported at the fair value of the sum received, net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

In particular:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date, when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the income statement in proportion to the useful life of the related assets;
- dividends are reported on the date of the shareholders' meeting resolution;
- lease income from investment property is booked on a straight-line basis for the duration of the existing leasing contracts.

Costs are recognised in the income statement when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (given their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for one or more Group companies starting in 2004. The cost is determined in relation to the fair value of the option assigned.

The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or in conducting technological research and development are considered current costs and allocated to the income statement in the period when they are incurred.

Tax

Current income taxes are calculated on estimated taxable income, and the related payable is recorded under tax payables.

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying the tax rates and regulations in force or effectively approved on the reporting date.

Current taxes relating to items posted directly to shareholders' equity are included in shareholders' equity.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between the asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes using the liability method.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates projected to be applicable under the respective laws of the countries in which the Group operates, in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are set off when these relate to income taxes levied by the same tax authority and a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, made only in cases where income taxes have been levied by the same tax authority and there is a legal right of set-off, is posted to deferred tax assets if positive and deferred tax liabilities if negative.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in force on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the income statement.

Earnings per share

Base earnings per share are calculated by dividing the Group's net profit by the weighted average number of shares outstanding during the period, excluding any own shares held.

For the purposes of calculating the diluted earnings (loss) per share, the weighted average of outstanding shares is adjusted in line with the assumption that all potential shares with a diluting effect will be converted.

The Group's net profit is also adjusted to take into account the impact of the conversion, net of taxes.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires the management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and reserves.

Figures for the individual categories are set out in the notes to the accounts.

Estimates and assumptions are reviewed periodically, and the effects of each change are reflected in the income statement in the period in which the review of the estimate occurred if such review had an impact on that period only, or additionally in subsequent periods if the review had an impact on both the current and future years.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

4. Changes in accounting standards

Accounting standards applicable from 1 January 2008

- On 2 November 2006, IFRIC issued interpretation document IFRIC 11 on IFRS 2 (Group and Treasury Share Transactions): this clarifies the accounting treatment for share-based payments for which companies need to buy their own shares, and for share-based payments by one group company (e.g. the parent company) to the employees of other group companies; the Group applied this standard in advance, in 2007.
- As regards the improvements to IFRS issued by the IASB in May 2008, described in more detail below, the Group took advantage of the option for early application, on 1 January 2008, of the amendment to IAS 38 (Intangible Assets), due to come into effect retrospectively from 1 January 2009. The amendment stipulated that advertising and promotional costs should be disclosed on the income statement; such costs must be recorded when the company has received the goods or services in question. The impact of early application of this standard was €1. 2 million net of tax. The standard was also amended to permit companies to adopt the unit of production method to calculate the amortisation of intangible assets with a finite life. No additional costs were required to be posted to the balance sheet due to this amendment.
- On 13 October 2008, the IASB issued amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and to IFRS 7 (Financial Instruments: Disclosures), which introduced the limited option to reclassify financial instruments that had previously been recorded in the categories valued at fair value and changes reported on the income statement and available for sale; the standard took effect from 1 July 2008 and does not have any impact on the Group.

The following interpretations were also issued but had no impact on the Group's balance sheet:

- IFRIC 12 (Service Concession Arrangements): effective from 1 January 2008;
- IFRIC 14 on IAS 19 (Defined Benefit Assets and Minimum Funding Requirements): effective from 1 January 2008, this interpretation provides general guidelines on how to determine the defined benefit limit established in IAS 19 for the recognition of assets used in the plans and explains the accounting effects of the clause on minimum funding requirements for the plan.

New accounting standards not yet applied

- On 30 November 2006, the IASB issued accounting standard IFRS 8 (Operating Segments), which will replace IAS 14 (Segment Reporting) from 1 January 2009.

  IFRS 8 requires the Group to report segment information based on the factors used by management to make operating decisions; this therefore requires operating segments to be identified on the basis of internal reporting, which is reviewed regularly by management for the purpose of making decisions about resources to be allocated to each segment and assessing its performance.

  This standard has not been applied by the Group in advance and, at the present time, is not expected to have any effect on the notes to the consolidated accounts of Davide Campari-Milano S.p.A.
- On 29 March 2007, the IASB issued a revised version of IAS 23 (Borrowing Costs), which takes effect from 1 January 2009.

This revised version requires borrowing costs to be capitalised when these costs relate to assets which take a substantial period of time to be prepared for use or sale.

The Group will adopt the standard prospectively for borrowing costs relating to capitalised assets from 1 January 2009.

As at 31 December 2008, no qualifying assets had been identified requiring the capitalisation of borrowing costs.

- Revised IAS 1 (Presentation of Financial Statements)

  The revised IAS 1 (Presentation of Financial Statements) was approved on 6 September 2007 and was due to come into force on 1 January 2009.

  The standard separates changes in shareholders' equity into shareholders' and non-shareholders' portions.

  The statement of changes in shareholders' equity will include only transactions with shareholders, while all changes relating to transactions with non-shareholders will be reported in the statement of comprehensive income, which contains all the revenue and cost items for the period recorded in the income statement, as well as any other revenue and cost items.

  The statement of comprehensive income may be presented in the form of either a single statement or two related statements.

  The change to this statement was not applied in advance and will not have any effect on the valuation of any balance sheet items.

- IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

  The two revised standards were approved on 10 January 2008 and will enter into force on 1 July 2009 for all financial statements relating to accounting periods beginning after this date; this means that for the Group, the standards will apply from 1 January 2010.

- IFRS 3R introduces some changes to the accounting for business combinations, which will affect the amount of goodwill disclosed, and the net profit for both the year of acquisition and subsequent years.

  IAS 27R requires that a change in the percentage shareholding in a subsidiary is accounted for as a capital transaction.

  As a result, this change will have no impact on goodwill and will not give rise to either profits or losses.

  Furthermore, the revised standards introduce changes to the accounting for losses suffered by a subsidiary and the loss of control of a subsidiary.

  The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority shareholders.

- IFRS 2 (Share-Based Payments - Vesting Conditions and Cancellations)

  This amendment to IFRS 2 (Share-Based Payments) was published on 17 January 2008 and was due to come into force on 1 January 2009.

  The standard narrows the definition of "vesting conditions" to one condition that includes an explicit or implicit obligation to provide a service.

  Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the instrument representing the capital assigned.

  If a grant of equity instruments does not occur because it fails to meet a non-vesting condition that is under the control of the entity or the counterparty, this must be booked as a cancellation.

  The Group has not carried out any transactions involving share-based payments with non-vesting conditions, and therefore does not expect any significant impact on the accounting for option-based payment agreements.

- Amendments to IAS 32 and IAS 1 relating to financial instruments available for sale (puttable financial instruments).

- The changes to IAS 32 and IAS 1 were approved on 14 February 2008 and was due to come into force on 1 January 2009.

- The change to IAS 32 requires that certain puttable financial instruments and financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity should be classified as equity if they meet certain conditions.
- The amendment to IAS 1 requires that some information on puttable options classified as equity is provided in the notes to the accounts.
- The Group does not expect these changes to have any impact on the consolidated accounts as it has not issued any instruments of this type.
- On 22 May 2008, the IASB issued a series of annual improvements to IFRS, approved with European Commission Regulation 70/2009 on 23 January 2009; we list below those advised by the IASB as containing changes that affect the presentation, recognition and valuation of items on the financial statements and omit those that include only terminological or editorial changes with minimal effects on the accounts.
  - IFRS 5 (Non-current Assets Available for sale and Discontinuing Operations): the change must be applied to all financial years beginning after 1 July 2009, which means that it will apply to the Group prospectively from 1 January 2010.

    If a company is committed to a plan to sell involving the loss of control of a subsidiary, all the subsidiary's assets and liabilities must be reclassified under assets available for sale, even if the entity will retain a non-controlling interest in its former subsidiary after the sale.
  - IAS 1 (Presentation of Financial Statements) – previously revised in 2007: the change, which must be applied prospectively from 1 January 2009, requires that derivative financial instruments not classified as held for trading must not automatically be classified under current items; classification depends on management's intentions; the adoption of this amendment does not produce any change in the valuation of items in the accounts.
  - IAS 16 (Property, Plant and Equipment): the amendment must be applied from 1 January 2009.

    This change consists of redefining "recoverable value" as the higher of fair value less sales costs and value in use; the Group will change its accounting standards although it is not expected that this amendment will have any impact on the accounts.
  - IAS 19 (Employee Benefits): the amendment must be applied prospectively, with effect from 1 January 2009, to any changes in benefits occurring after this date.

    This amendment clarifies the definition of cost/income relating to employees' past service.

    If a plan is curtailed, the effect to be booked immediately to the income statement must only include the reduction of benefits for future periods.

    The Board also redefined short-term and long-term benefits and revised the definition of return on plan assets.

    It further determined that this item must be disclosed excluding any administration costs that are not already included in the value of the liability.

    The Group has not applied this amendment in advance and therefore does not expect it to have any significant impact on the accounts.
  - IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the change, which must be applied prospectively, from 1 January 2009, requires that all government grants issued at below-market rate or interest-free must be accounted for as if they had been issued at market rate; the difference between the proceeds received and the carrying amount is treated as a government grant and accounted for in accordance with IAS 20; such loans must be valued in accordance with IAS 39 (Financial Instruments); the Group has not applied this amendment in advance and therefore does not expect its application to have any impact on the accounts.
  - IAS 23 (Borrowing Costs): the change, which must be applied from 1 January 2009, revised the definition of the borrowing costs of a loan, describing them as interest expense calculated using the effective interest method set out in IAS 39; consequently, the Group will change its accounting standards but does not expect this amendment to have any impact on its financial position.

- IAS 27 (Consolidated and Separate Financial Statements): this amendment and subsequent changes, incorporated in European Commission Regulation 69/2009 on 23 January 2009, must be applied prospectively, from 1 January 2009.

  When an entity prepares separate financial statements, it must account for its holdings in subsidiaries, joint ventures and affiliates at cost or in compliance with IAS 39.

  Equity investments valued at cost and available for sale must be accounted for according to the provisions of IFRS 5.

  However, the valuation of investments accounted for at fair value according to IAS 39 in a separate balance sheet does not change if they are classified as available for sale.

  A further amendment to IAS 27, also issued in May 2008, requires that all dividends received by a subsidiary, joint venture or affiliate, even if paid out of pre-acquisition reserves, must be recorded on the income statement.

  The payment of dividends relating to pre-acquisition reserves must be considered when identifying indications of impairment as part of the valuation of such investments.

  This amendment does not apply to the Group's consolidated accounts.

- IAS 28 (Investments in Associates): the amendment, which must be applied from 1 January 2009, establishes that any impairment in subsidiaries valued at equity must not be allocated to individual assets (particularly goodwill) making up the book value of the investment, but to the book value of the holding in its entirety.

  If, therefore, a subsequent reversal of the loss in value is warranted, this must be recognised in its entirety.

  The Group does not expect the application of this amendment to have any significant impact on the accounts.

- IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures): these amendments, which must be applied from 1 January 2009, require the provision of additional information on investments in associates and joint ventures valued at fair value as per IAS 39; at the same time, amendments were made to IFRS 7 (Financial Instruments: Disclosures) and IAS 32 (Financial Instruments: Presentation); in addition, more detail was given on the calculation of impairment for investments in associates valued at equity; the adoption of this amendment will not lead to any changes in the valuation of items in the accounts.

- IAS 29 (Financial Reporting in Hyperinflationary Economies): the previous version of the standard did not reflect the fact that some assets and liabilities could be reported in the accounts at current value rather than historical cost; the amendment that includes this possibility must be applied from 1 January 2009; no impact is expected from the application of this amendment.

- IAS 36 (Impairment of Assets): the amendment, which must be applied from 1 January 2009, requires the disclosure of additional information on the discount rates applied to the cash flow projections, the growth rate used and the period over which cash flows have been projected in cases where Discounted Cash Flow (DCF) has been used to estimate the fair value less sales costs; this information is the same as that required when DCF is used to estimate value in use; the adoption of this amendment has no immediate impact on the Group's accounts as the recoverable value is estimated by determining the value in use.

- IAS 39 (Financial instruments: Recognition and Measurement): the amendment must be applied retrospectively from 1 January 2009; this change clarifies that the new effective interest rate of a financial instrument must be determined when fair value hedge accounting is discontinued.

  As at the date of this report, the Group is assessing the impact of adopting this amendment.

- IAS 40 (Investment Property): the change, which must be applied prospectively from 1 January 2009, establishes that investment property under construction falls within the remit of IAS 40; if the fair value cannot be determined, the investment property under construction must be calculated at cost until such time as the fair value can be determined or the building is complete; the Group considers that such changes will not have any effect on the consolidated balance sheet.

- IAS 41 (Agriculture): the amendment must be applied from 1 January 2009.

  This standard expands the concept of agricultural activity to include not only the transformation of biological assets for sale, but also the harvesting and transformation of biological assets into agricultural produce.

  In addition, if companies discount the expected future financial cash flows of the assets to net present value to determine their fair value, such discounting to current market rates must not take account of the tax effect.

  The Group considers that such changes will not have any significant impact on the balance sheet.

- On 31 July 2008, the IASB issued another amendment to IAS 39 (Financial instruments: Recognition and Measurement) relating to the "Hedged items" section; this amendment must be applied retrospectively to the financial statements of accounting years starting after 1 July 2009; the standard seeks to clarify the requirements for a risk to be identified as a suitable item for hedging.

IFRIC also issued the following interpretation document:

- IFRIC 16 (Hedges of a Net Investment in a Foreign Operation), issued on 3 July 2008.

  Hedge accounting for this type of investment may be applied to hedging operations against the exchange rate difference between the functional currency of the foreign operation and that of the parent company.

  The interpretation also clarifies that in a hedge of a net investment in a foreign operation, the hedging instrument may also be held indirectly by the parent entity via the parent companies of its subsidiaries.

  The interpretation must be applied from 1 January 2009.

Lastly, IFRIC issued the following interpretation documents on issues that do not affect the Group:

- IFRIC 13 (Customer Loyalty Programmes): effective from 1 January 2009.
- IFRIC 15 (Agreements for the Construction of Real Estate): effective from 1 January 2009, provides guidelines for defining the scope of application of IAS 11 (Construction Contracts) and IAS 18 (Revenue).
- IFRIC 17 (Distributions of Non-Cash Assets to Owners): establishes the accounting and valuation rules for distributing non-cash assets to owners; specifically the dividend payable for distribution to owners must be recognised when it is appropriately authorised (i.e. by the shareholders' meeting); an entity should measure the dividend payable at the fair value of the net assets to be distributed at the time the related payable to owners is recognised.
- The interpretation must be applied prospectively from 1 January 2010.
- IFRIC 18 (Transfers of Assets from Customers): effective from 1 January 2010. This clarifies the IFRS requirements for agreements in which an entity receives from a customer an item of property, plant and equipment that the company must then use either to connect the customer to a network or to provide the customer with access to a supply of goods and services.

5. Seasonal factors

Sales of some Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May – September) and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While external factors do not affect sales of these products, the commercial risk for the Group is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

6. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

The negative pledge clauses are intended to limit the Group's ability to grant significant rights to the Group's assets to third parties, in particular by establishing specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

The ratios are monitored by the Group at the end of each quarter and have so far been far from the thresholds that would constitute non-compliance.

7. Acquisitions

During the year, the Group concluded a number of acquisitions, which are examined individually below. These were: Cabo Wabo, Destiladora San Nicolas S.A. de C.V. and Sabia S.A.

The Group also acquired a 26% stake in an Indian joint venture, which does not constitute a business combination as per the provisions of IFRS 3 and is therefore discussed in section 8 – Investments in affiliated companies and joint ventures.

The Group also acquired Odessa Plant of Sparkling Wines after the closing date of these accounts.

The net cash outlay on the acquisitions made during the year was €73.5 million, excluding the cash acquired (€1.4 million) and the disposal of the stake in the joint venture Summa S.L. (€0.1 million).

Taking into account the company debt acquired by the Group (€11.0 million), the investment is shown in the cash flow statement at €84.5 million, plus investment in trademarks of €2.1 million.

The Group also recorded financial payables worth an initial value of €25.5 million for the future exercise of put options and the payment of earn-outs on trademarks acquired.

These figures are stated at the exchange rate at the closing dates of individual acquisitions and may therefore differ from the figures shown in the notes to the balance sheet, which were converted at the final exchange rates of the period.

Moreover, the present values of Destiladora San Nicolas S.A. de C.V. and Sabia S.A., which were acquired in the last quarter of the year, are still to be recognised; the difference between price paid and shareholders' equity has been provisionally booked to goodwill. As the acquisitions were made at the end of the year, this provisional allocation has no significant impact on the income statement compared to a complete purchase price allocation.

Cabo Wabo Tequila

On 2 January 2008, the Campari Group concluded an agreement with the entrepreneur and rock star Sammy Hagar, to acquire an 80% shareholding in Cabo Wabo, LLC and Redfire Mexico S. de R.L. de C.V.

The transaction was worth US$ 80.8 million.

At exchange rates at the time of the transaction and including costs directly attributable to the acquisition, the outlay was €56.9 million.

The amount was paid in cash.

Under the agreement the Group will have the opportunity to acquire the rest in two tranches of 15% and 5% through call/put options that can be exercised in 2012 and 2015 respectively.

The strike price of the options will be calculated on the basis of contractually agreed earnings multiples.

The Group recorded the total value of the investment in the companies acquired and the financial payable relating to the put options.

The table below shows the fair values on the date the assets and liabilities were transferred.

	Book value €/000	Fair value at the date of acquisition €/000
Fixed assets		
Trademarks	68	48,407
Total fixed assets	**68**	**48,407**
Current assets		
Other receivables	1,584	1,584
Total current assets	**1,584**	**1,584**
Total assets	**1,652**	**49,991**
Goodwill generated by the acquisition		**24,603**
Purchase cost		**74,594**
of which:		
Price paid, including related costs (80% stake)		56,931
payable for portion to be acquired by put option (20%)		17,663

The cost of the above acquisition includes both the part already paid in cash on 2 January 2008 and the future payable for the exercise of the put options; this payable was included in the Group's non-current financial payables.

The acquired companies, which were consolidated from 2 January 2008, contributed about €15.6 million to consolidated sales and €2.5 million to the Group's net profit.

Destiladora San Nicolas

On 7 November 2008, the Group concluded the 100% acquisition of Destiladora San Nicolas, S.A. de C.V, based in Jalisco, Mexico.

Its assets include a distillery, the Espolón and San Nicolas tequila brands, tequila stocks and distribution operations for the Mexican market.

The cost of the acquisition was US$ 17.5 million; at the exchange rate in force on the date of the transaction, the deal was worth €14.0 million, including related charges.

The amount was paid in cash.

In addition, the acquisition included company debt of US$ 10.0 million (€8.2 million at the exchange rate on the date of the transaction) and also provides for an earn-out based on increases in sales volumes in the three years following the date the deal was completed.

The table below shows the book values of the shareholders' equity on the date of acquisition, valued at the exchange rate in force on that date.

	Book value €/000
Fixed assets	
Tangible and intangible assets, excluding trademarks	1,626
Other fixed assets	2
Total fixed assets	**1,628**
Current assets	
Inventories	4,275
Receivables from customers	1,150
Other receivables	224
Cash and banks	1,352
Total current assets	**7,001**
Total assets	**8,629**
Non-current liabilities	
Non-current financial liabilities	8,217
Current liabilities	
Payables to suppliers	513
Other payables	360
Total current liabilities	**874**
Total liabilities	**9,091**
Goodwill generated by acquisition	**14,679**
Cost of investment	**14,217**
of which:	
Price paid in cash, including related costs	14,032
Payable for earn-out	185
Total investment cost, excluding cash and including company debt acquired	**21,082**
of which:	
Price paid in cash, including related costs	14,032
Payable for earn-out	185
Cash acquired	−1,352
Company debt acquired	8,217

SABIA

On 19 November 2008, the Group finalised the acquisition of 70% of the capital of Sabia S.A., based in Buenos Aires, Argentina for a price of US$ 4.2 million.

The cost at the exchange rate on the date of the transaction, including related costs, was €3.4 million.

The acquisition included company debt of US$ 3.6 million (€2.8 million at the exchange rate on the date of the transaction).

Under the contract, the Group has the opportunity to acquire the remaining portion of Sabia S.A via call/put options that may be exercised in 2012.

The strike price of these options will be equivalent to 30% of the value of the business, established when the first tranche is acquired, plus a component calculated on the basis of earnings multiples determined contractually.

The Group recorded 100% of the investment in the company acquired and the financial payable relating to the put options.

The table below shows the book values of the assets and liabilities, valued at the exchange rate in force on that date.

	Book value €/000
Fixed assets	
Tangible and intangible assets, excluding trademarks	1,737
Trademarks	123
Other fixed assets	99
Total fixed assets	**1,959**
Current assets	
Inventories	1,555
Receivables from customers	2,594
Other receivables	2,229
Cash and banks	5
Total current assets	**6,383**
Total assets	**8,342**
Non-current liabilities	
Non-current financial liabilities	979
Current liabilities	
Non-current financial liabilities	1,827
Payables to suppliers	3,109
Other payables	1,031
Total current liabilities	**5,967**
Total liabilities	**6,947**
Goodwill generated by acquisition	**3,690**
Payment of investment	**5,085**
of which:	
Price paid in cash, including related costs	3,437
Payable for put option	1,648
Total investment cost, excluding cash and including company debt acquired	**7,886**
of which:	
Price paid in cash, including related costs	3,437
Payable for put option	1,648
Cash acquired	–5
Company debt acquired	2,806

Odessa

On 13 March 2009, the Campari Group acquired 99.25% of the capital of Ukrainian company CJSC Odessa Plant of Sparkling Wines.

The price, paid in cash, was US$ 18.1 million (€14.2 million at the exchange rate in force on the date of acquisition); the remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.

The acquisition had no effect on the consolidated accounts for 2008, since it was finalised after 31 December 2008.

At the time of first consolidation, the acquisition cost of US$ 18.1 million will be allocated to the acquired business's assets, and to trademarks.

8. Investments in affiliated companies and joint ventures

The Group has shareholdings in various joint ventures with the aim of promoting and marketing its own products in the markets where these joint ventures operate.

On 31 December 2008, these investments included International Marques V.O.F., operating in Holland (33.33% stake), MCS S.c.a.r.l., operating in Belgium (the stake rose to 50% during the year) and Focus Brands Trading (India) Private Ltd., operating in India (26% stake).

The following changes occurred during the year:

- on 14 April 2008, the Group sold its 30% stake in the joint venture Summa S.L., which operates in Spain, for a sale price of €0.1 million;
- on 23 December 2008, the Group, through DI.CI.E Holding B.V., acquired 26% of the Indian joint venture Focus Brands Trading (India) Private Ltd., part of the Jubilant group; the deal was worth €0.5 million.

These companies were consolidated using the equity method; specifically, the portions of profit relating to the Group were recognised on the basis of the financial statements prepared by the entities themselves, using the same account closing date as the Group's.

The following table shows the Group's portion of assets, liabilities, revenues and costs of its joint ventures:

	31 December 2008 €/000	31 December 2007 €/000
Group's portion in the accounts of affiliates and joint ventures:		
Balance sheet		
Non-current assets	91	213
Current assets	7,107	18,151
	7,198	**18,363**
Non-current liabilities	625	507
Current liabilities	5,473	17,249
	6,098	**17,756**
Book value of shareholdings	**1,101**	**608**
Portion of affiliates' and joint ventures' revenues and costs:		
Revenues	14,005	27,426
Cost of goods sold	(10,370)	(20,754)
Sales and administrative costs	(3,317)	(6,086)
Financial charges	(5)	(153)
Profit before tax	312	433
Tax	(83)	(122)
Net profit	230	311

9. Segment reporting

Pursuant to IAS 14, the segment reporting tables for the primary segment structure are shown below.

The Group's primary reporting is by business segment. A business segment is defined as a clearly identifiable part of the Group which provides a range of similar products and which is subject to risks and benefits that differ from those of the Group's other segments.

Secondary reporting gives certain information by geographical region.

The accounting standards used for reporting segment information in the notes are consistent with those used for preparing the consolidated accounts.

The business segments identified were the four following business areas in which the Group controls production and sale:

- spirits – alcohol-based beverages with alcohol content either below or above 15% by volume. Drinks above 15% are defined by law as spirit drinks;
- wines – both sparkling and still wines including aromatised wines such as vermouth;
- soft drinks – non-alcoholic beverages;
- other – raw materials, semi-finished and finished products bottled for third parties.

Information given by region is based on the geographical location of the activities and, for net sales, on the geographical location of the customers.

This information is shown for Italy, Europe, the Americas and the rest of the world.

Primary reporting

The following two tables show the Group's revenues and costs as well as balance sheet assets and liabilities broken down by segment as at 31 December 2008 and 31 December 2007.

31 December 2008	Spirits €/000	Wines €/000	Soft drinks €/000	Other sales €/000	Total €/000
Revenues(*)					
Net sales to third parties	663,942	157,606	103,016	17,765	942,329
Income and profits					
Income by sector(**)	266,468	32,826	38,430	3,519	341,243
Unallocated expenses					(145,856)
EBIT					**195,387**
Net financial income (charges)					(22,205)
Portion of profits of companies valued at equity	168	46	16		230
Put option liabilities					(987)
Tax					(45,680)
Minority interests					(199)
Group net profit					**126,547**
Assets and liabilities					
Assets allocated to segments	1,066,149	267,674	43,256		1,377,079
Equity investments valued at equity	804	220	77		1,101
Other unallocated assets					424,927
Total assets					**1,803,107**
Liabilities allocated to segments	112,294	36,201	18,044		166,539
Other unallocated liabilities					681,571
Total liabilities					**848,110**
Other information					
Investments in tangible fixed assets(***):					
– allocated to segments	10,526	11,309	1,524		23,359
– unallocated to segments					27,280
Total					**50,639**
Investments in intangible fixed assets(***):					
– allocated to segments	97,574	1,028	–		98,602
– unallocated to segments					3,749
Total					**102,351**
Depreciation of tangible fixed assets:					
– allocated to segments	7,429	6,589	1,589		15,607
– unallocated to segments					998
Total					**16,606**
Amortisation of intangible fixed assets:					
– allocated to segments	536	29	3		568
– unallocated to segments					2,126
Total					**2,695**

(*) There were no inter-segment sales.

(**) In line with the reclassification of the income statement in 2008, income by sector is represented by the contribution margin.

(***) In accordance with IAS 14.57, investments also include assets acquired during the period.

31 December 2007	Spirits € / 000	Wines € / 000	Soft drinks € / 000	Other sales € / 000	Total € / 000
Revenues (*)					
Net sales to third parties	687,131	151,336	102,380	16,663	957,510
Income and profits					
Income by sector (**)	269,672	30,406	38,481	2,949	341,508
Unallocated expenses					(140,940)
EBIT					**200,569**
Net financial income (charges)					(16,985)
Portion of result of companies valued at equity	(204)	(70)	(30)	–	(303)
Tax					(58,097)
Minority interests					(33)
Group net profit					**125,150**
Assets and liabilities					
Assets allocated to segments	1,052,608	262,305	47,119		1,362,032
Equity investments valued at equity	408	140	59		607
Other unallocated assets					345,683
Total assets					**1,708,322**
Liabilities allocated to segments	115,603	38,493	20,930		175,026
Other unallocated liabilities					654,740
Total liabilities					**829,766**
Other information					
Investments in tangible fixed assets (***)					
– allocated to segments	7,616	6,150	1,798	–	15,564
– unallocated to segments					15,435
Total					**30,999**
Investments in intangible fixed assets (**):					
– allocated to segments	29,327	–	–	–	29,327
– unallocated to segments					3,322
Total					**32,649**
Depreciation of tangible fixed assets:					
– allocated to segments	7,145	6,120	2,266		15,531
– unallocated to segments					1,996
Total					**17,527**
Amortisation of intangible fixed assets:					
– allocated to segments	132	25	16		173
– unallocated to segments					1,847
Total					**2,020**

(*) There were no inter-segment sales.
(**) Reclassified in line with the new format of the income statement introduced in 2008.
(***) In accordance with IAS 14.57, investments also include assets acquired during the year.

Secondary reporting

The following tables show revenues, expenditure on investment in fixed assets and information on the group's assets broken down into geographical segments as at 31 December 2008 and 31 December 2007.

31 dicembre 2008	Italy €/000	Europe €/000	Americas €/000	Rest of the world €/000	Total €/000
Revenues					
Net sales to third parties	387,302	212,938	296,488	45,601	942,329
Assets					
Allocated assets	752,769	101,748	682,033	44,959	1,581,509
Equity investments valued at equity		590		511	1,101
Unallocated assets					220,497
Total assets					**1,803,107**
Other information					
Investments in tangible fixed assets (*)	40,510	3,935	6,160	34	50,639
Investments in intangible fixed assets (*)	3,099	665	98,533	53	102,350

31 dicembre 2008	Italy €/000	Europe €/000	Americas €/000	Rest of the world €/000	Total €/000
Revenues					
Net sales to third parties	393,197	197,618	322,869	43,827	957,510
Assets					
Allocated assets	692,858	112,826	542,258	14,090	1,362,032
Equity investments valued at equity		607			607
Unallocated assets					345,683
Total assets					**1,708,322**
Other information					
Investments in tangible fixed assets:					
– allocated to segments	11,763	2,917	821	63	15,564
– unallocated to segments					15,434
Total					**30,998**
Investments in intangible fixed assets:					
– allocated to segments	–	–	29,327	–	29,327
– unallocated to segments					3,322
Total					**32,649**

(*) In accordance with IAS 14.57, investments also include assets acquired during the year.

10. Revenues

	2008 € / 000	2007 € / 000
Sale of goods	935,728	951,483
Provision of services	6,601	6,027
Total net sales	**942,329**	**957,510**

The provision of services mainly relates to bottling the products of third parties.
Please refer to the relevant section in the Report on operations for a detailed analysis of this item.

11. Cost of goods sold

In 2008, in line with the structural reclassification of the income statement, distribution costs were added to the cost of goods sold, to give a more complete picture of the cost of the finished product at the point of sale. A summary of the cost of goods sold by function, in which the items are reclassified both for the current period and for the same period in 2007, is shown below, followed by a breakdown of the cost of goods sold by nature.

Cost of goods sold by function	2008 € / 000	2007 € / 000
Materials and manufacturing costs	393,737	407,183
Distribution costs	34,474	34,173
Total cost of goods sold	**428,211**	**441,356**

	2008 € / 000	2007 € / 000
Raw materials and finished goods acquired from third parties	333,377	349,365
Personnel costs	28,355	30,374
Depreciation of tangible fixed assets	14,582	15,202
Amortisation of intangible fixed assets	82	144
Depreciation/amortisation	14,665	15,347
Utilities costs	6,531	6,958
External production and maintenance costs	11,913	11,762
Variable transport costs	26,291	25,268
Other costs	7,081	2,283
Total cost of goods sold	**428,211**	**441,356**

12. Structure costs

In 2008, the cost of goods sold was included in structure costs as part of the structural reclassification of the income statement.

The following two tables show a summary of structure costs by function (with the 2007 figures appropriately reclassified) and a breakdown of these costs by nature.

Breakdown of structure costs by function	2008 € / 000	2007 € / 000
Sales costs	72,003	70,891
General and administrative expenses	73,853	70,056
Total structure costs	**145,856**	**140,947**

Breakdown of structure costs by nature	2008 € / 000	2007 € / 000
Agents and other variable sales costs	14,731	18,918
Depreciation/amortisation	4,584	4,143
Personnel costs	69,006	63,180
Travel, transfers, training and meetings	12,897	13,248
Utilities	3,669	3,568
Services, maintenance and insurance	16,311	16,273
Operating leases and rental expenses	9,565	8,619
Other	11,444	10,163
Non-recurring (income) and charges	3,649	2,835
Total structure costs	**145,856**	**140,947**

13. Depreciation/amortisation

The following table shows details of depreciation and amortisation, by nature and by function, included in the income statement account.

	2008 € / 000	2007 € / 000
Depreciation and amortisation included in cost of goods sold		
– Tangible fixed assets	(14,582)	(15,210)
– Intangible fixed assets	(82)	(144)
Depreciation and amortisation included in structure costs		
– Tangible fixed assets	(2,026)	(2,321)
– Intangible fixed assets	(2,611)	(1,872)
Total depreciation and amortisation		
– Tangible fixed assets	(16,608)	(17,523)
– Intangible fixed assets	(2,693)	(2,016)
Total	**(19,301)**	**(19,548)**

There were no impairment losses in the two years concerned.

14. Personnel costs

This item breaks down as follows:

	2008 € / 000	2007 € / 000
Wages and salaries	72,405	70,868
Social security contributions	16,651	16,337
Cost of defined contribution pension plans	3,210	3,038
Cost of defined benefit pension plans	628	(8)
Other costs relating to long-term benefits	588	1,383
Cost of share-based payments	3,879	2,768
	97,361	**94,386**

15. Research and development costs

The Group's research and development activities relate solely to ordinary production and commercial activities; namely, ordinary product quality control and packaging studies in various markets.

Related costs are recorded in full in the income statement for the year in which they are incurred.

16. Other costs

Minimum payments under operating leases in 2008 were €4,033 thousand (€3,961 thousand in 2007) and relate to contracts held by Group companies on IT equipment, company cars and other equipment.

This item does not include office rentals, which are not considered operating leases.

The change compared to 2007 was due to the increase in company car and hardware leasing costs, offset by a reduction in the Parent Company's costs obtained by rationalising leasing contracts on other machinery.

17. Other one-offs: income and charges

EBIT for the year was affected by the following one-off income and charges.

	2008 € / 000	2007 € / 000
Capital gains on the sale of buildings	5,907	
Other capital gains on the sale of fixed assets	582	1,487
Other one-offs: income		8,436
Total one-offs: income	**6,489**	**9,923**
Provisions for risks and future liabilities	(822)	(3,040)
Expenses for the completion of commercial transactions	(3.419)	
Demolition and scrapping costs		(328)
Write-downs of fixed assets	(114)	(61)
Capital losses on the sale of fixed assets		(37)
Personnel restructuring costs	(3,403)	(2,523)
Subsidiary registration taxes		(4,200)
Miscellaneous taxes for subsidiaries		(610)
Penalty for the early termination of a distribution relationship	(1,541)	
Other one-offs: charges	(839)	(1,959)
Total one-offs: charges	**(10,138)**	**(12,758)**
Net total	**(3,649)**	**(2,835)**

Of the capital gains totalling €6,489 thousand, €6,052 thousand relates to the sale by the Parent Company of a factory and its plant in Cinisello Balsamo.

Provisions for risks and future liabilities totalling €822 thousand relate to disputes involving Campari do Brasil Ltda. (in 2007 these provisions related to potential tax risks involving the Parent Company and Campari Italia S.p.A.).

Expenses for the completion of commercial transactions (€3,370 thousand) relate to Campari Italia S.p.A., and consist of costs arising from commercial agreements with clients which had been the subject of disputes and which were settled during the year.

The personnel restructuring costs were incurred by the Brazilian and German subsidiaries for the restructuring of their sales forces, and by the Italian and US companies for the restructuring of various positions.

The penalty paid for the early termination of a distribution relationship was recorded after the Group's withdrawal from the joint venture Summa S.L., when an agreement was signed with the Zadibe Group for the distribution of the Group's products in Spain.

In addition, financial income and charges were affected by one-off charges of €3,308 thousand associated with the collapse of investment bank Lehman Brothers. Further details are given in the next section.

18. Financial income and charges

Net financial charges for the year break down as follows:

	31 December 2008 € / 000	31 December 2007 € / 000
Bank and term deposit interest	8,548	9,337
Other income	1,131	1,402
Total financial income (at cost)	**9,678**	**10,738**
Net change in the fair value of bonds and derivative hedging instruments		773
Cash flow hedging reserve allocated to the income statement during the year	871	
Total financial income	**10,549**	**11,512**
Net financial charges on bonds and private placement	(19.279)	(19,091)
Interest payable on leases	(772)	(820)
Interest payable to banks	(5,160)	(5,976)
Bank charges	(474)	(487)
Other charges	(1,120)	(1,501)
Total financial charges (at cost)	**(26,806)**	**(27,875)**
Net change in the fair value of bonds and derivative hedging instruments	(568)	
Actuarial interest	(420)	(541)
Total financial charges	**(27,794)**	**(28,416)**
Net realised exchange rate differences	(1,045)	330
Net unrealised exchange rate differences	(607)	(411)
Exchange rate differences	**(1,652)**	**(80)**
Net change in the fair value of derivatives not used for hedging	6.839	
Write-down of financial assets	(10,147)	
One-offs: charges	**(3,308)**	
Net financial income (charges)	**(22,205)**	**(16,984)**

Bank interest income was lower than in 2007 due to lower average cash holdings and a considerable reduction in market rates in the last quarter both in the eurozone and in the dollar area.

Interest payable to banks was lower than in the same period last year, due to lower gross average debt in the period.

There were no substantial changes in financial charges on the bond and private placement due to combined interest rate effects in the eurozone and in US dollar areas.

Charges relating to the eurozone in particular posted an increase due to higher market rates in the area in the first three quarters of the year, compared to the same period in the previous year.

Interest charges for the US dollar area were less than in 2007 due to lower rates and debt, together with the depreciation of the currency.

Net financial charges on the bond loan and related derivatives were as follows:

	2008			2007
	Parent Company	Redfire, Inc.	Total	Total
	€ / 000	€ / 000	€ / 000	€ / 000
Financial charges to bondholders	(9,132)	(6,283)	(15,415)	(16,829)
Financial income (charges) on swaps	(4,532)	668	(3,864)	(2,262)

Please see section 36 - Financial liabilities, for further details on the current contract conditions.

One-off financial charges relate to derivatives in respect of Lehman Brothers.

Following the collapse of the bank, the Group exercised the early termination option of the above-mentioned contracts, which terminated the hedging relationship at the date of the last positive effectiveness test.

Subsequent changes in the value of the derivatives, net of the write-down to their estimated realisable value, generated a one-off net financial charge of €3,308 thousand.

19. Put option liabilities

Put option liabilities relate to the portions of the profit or loss pertaining to the minority shareholders of Cabo Wabo, LLC, Redfire Mexico S. de R.L. de C.V. and Sabia S.A.

The agreements to acquire Cabo Wabo and Sabia S.A. provide for the option of increasing the Group's holdings via call/put options that can be exercised in 2012 and 2015 for Cabo Wabo and 2012 for Sabia S.A.

In keeping with international accounting standards, the Group therefore recorded these acquisitions at 100%, including a financial payable for the portions not yet owned.

The portions of profits or losses pertaining to minority shareholders for the year were recorded under a specific heading on the income statement, and the corresponding payable included under the financial payables for put options, net of dividends distributed during the year.

20. Income taxes

Details of current and deferred taxes posted to the Group's income statement are as follows:

	2008 € / 000	2007 € / 000
Corporate income tax - current		
– taxes for the period	(39,186)	(42,863)
– taxes relating to previous financial years	2,024	(284)
Deferred income tax		
– newly reported and cancelled temporary differences	(8,518)	(14,950)
Income tax posted to the income statement	**(45,680)**	**(58,097)**

The table below gives details of current and deferred taxes posted directly to shareholders' equity.

	2008 € / 000	2007 € / 000
Current taxes relating to profits (losses) posted directly to shareholders' equity	–	507
Deferred taxes on profits (losses) from cash flow hedging	(1,858)	(2,829)
	(1,858)	**(2,322)**

The table below shows a reconciliation of the theoretical tax charge with the Group's actual tax charge. Note that, in order to provide a clearer picture, IRAP has not been taken into account since, being a tax calculated on a tax base other than pre-tax profit, it would have had distortive effects.

Theoretical taxes were therefore calculated solely by applying the current tax rate in Italy for IRES, i.e. 27.5% for 2008 and 33% for 2007.

With regard to the calculation of deferred taxes, note that at 31 December 2007, the Group's Italian companies had already aligned their tax rates with the new rate of 27.5%, the impact of which was included on the 2007 income statement.

Reconciliation of the theoretical tax charge with the actual charge	2008 € / 000	2007 € / 000
Group profit before tax	172,227	183,247
Applicable tax rate in Italy	27.50%	33,00%
Group's theoretical taxes at current tax rate in Italy	(47,362)	(60,472)
Difference in tax rate of foreign companies compared to the theoretical rate	6,632	7,997
Difference in tax rate of Italian companies compared to the theoretical rate	223	(981)
Taxes relating to previous financial years	2,024	
Permanent differences	(1,928)	(428)
Other consolidation differences	(8)	1,479
IRAP	(5,259)	(5,692)
Actual tax charge	(45,680)	(58,097)
Actual tax rate	26.5%	31.7%

Details of deferred tax income/assets and expenses/liabilities posted to the income statement and balance sheet are broken down by nature below.

	Balance sheet		Income statement	
	31 December 2008	31 December 2007	2008	2007
	€ / 000	€ / 000	€ / 000	€ / 000
Deferred expenses	1,251	2,421	(486)	(385)
Taxed reserves	4,313	7,672	(452)	(719)
Past losses	4,479	5,660	(418)	(845)
Other	4,320	122	966	(159)
Deferred tax assets/income	**14,362**	**15,875**	**(390)**	**(2,108)**
Accelerated depreciation	(5,338)	(6,105)	158	1,069
Capital gains subject to deferred taxation	(2,759)	(2,250)	(503)	1,452
Goodwill and trademarks deductible locally	(57,185)	(46,149)	(11,736)	(10,692)
Fair value valuations	(5,434)	(3,845)	300	(2,747)
Reserves subject to taxation in the event of dividend payments	(624)	(564)	(61)	(433)
Adjustment to Group accounting principles	4,725	3,922	804	(1,195)
Leasing	(2,629)	(325)	325	(325)
Other	(243)	(5,379)	2,586	27
Deferred tax liabilities/expenses	**(69,486)**	**(60,696)**	**(8,128)**	**(12,843)**
Total			**(8,518)**	**(14,950)**

Deferred tax assets in respect of tax losses are entirely attributable to Campari do Brasil Ltda.

Local legislation does not set a time limit for their use, but does set a quantitative limit for each individual year, based on declared taxable income.

The Company has also begun to use them against taxable income.

21. Basic and diluted earnings per share

Basic earnings per share are calculated as the ratio of the Group's portion of net profits for the year to the weighted average number of ordinary shares outstanding during the year; own shares held by the Group are, therefore, excluded from the denominator.

Diluted earnings per share are determined by taking into account the potential dilution effect resulting from options allocated to beneficiaries of stock option plans in the calculation of the number of outstanding shares.

Basic earnings per share are calculated as follows.

Basic earnings	2008			2007		
	Profit € / 000	Shares number	Earnings per share €	Profit € / 000	Shares number	Earnings per share €
Net profit attributable to ordinary shareholders	126, 547			125, 150		
Weighted average of ordinary shares outstanding		289, 189, 750			290, 104, 136	
Basic earnings per share			**0.44**			**0.43**

Diluted earnings per share are calculated as follows:

Diluted earnings	2008			2007		
	Profit	Shares	Earnings per share	Profit	Shares	Earnings per share
	€ / 000	number	€	€ / 000	number	€
Net profit attributable to ordinary shareholders	126,547			125,150		
Weighted average of ordinary shares net of dilution		290,612,972			291,638,707	
Diluted earnings per share			**0.44**			**0.43**

22. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings € / 000	Plant and machinery € / 000	Other € / 000	Total € / 000
Opening book value	133,292	202,830	30,680	366,802
Opening accumulated amortisation	(44,037)	(145,121)	(22,225)	(211,383)
Balance at 31 December 2007	**89,254**	**57,710**	**8,453**	**155,418**
Change in basis of consolidation	1,961	767	628	3,356
Investments	21,454	18,226	4,787	44,466
Disposals	–	–	(162)	(162)
Depreciation	(3,145)	(10,236)	(2,502)	(15,883)
Reclassification as assets held for sale	(4,597)	(2,004)	(1,203)	(7,803)
Other reclassifications	623	238	(861)	–
Write-downs	(7)	(117)	(83)	(207)
Exchange rate differences and other changes	(1,399)	(928)	(371)	(2,698)
Balance at 31 December 2008	**104,145**	**63,654**	**8,687**	**176,486**
Closing book value	143,136	194,267	31,650	369,053
Closing accumulated depreciation	(38,991)	(130,612)	(22,964)	(192,568)

The change in the basis of consolidation, of €3,356 thousand, was due to the acquisition of Sabia S.A. for €1,733 thousand and Destiladora San Nicolas S.A. de C.V. for €1,623 thousand.

Investments in land and buildings for the period, amounting to €21,454 thousand, include construction costs of €15,784 thousand for the new headquarters at Sesto San Giovanni.

Note that the total costs incurred by this project were €39,889 thousand and include an amount of €24,258 thousand, which was capitalised during the year; of this, €8,474 thousand was included under plant and machinery.

The Parent Company also made investments of €998 thousand in rebuilding and expanding its plants: €660 thousand related to the Crodo plants, €190 thousand to Canale and €147 thousand to Novi Ligure.

The remaining portion relates to the Glen Grant Distillery Company Ltd.'s acquisition of a storage facility for semi-finished products at Burncrook for €2,056 thousand, and Sella and Mosca S.p.A.'s purchase of two areas of land for grape cultivation and production, one in Gallura, Sardinia (€743 thousand) and one in Alba, Piedmont (€329 thousand).

The vines on these areas of land are classified under biological assets.

Sella and Mosca S.p.A also made investments in the facilities around the productive area, which included renovating the changing rooms (€115 thousand) and building new changing rooms, a new staff restaurant and a new medical facility, totalling €577 thousand.

Lastly, the Group also purchased a building worth €203 thousand as part of the acquisition of the vineyards in Gallura, Sardinia.

Investments in plant and machinery, amounting to €18,226 thousand, primarily included:

- investments made by the Parent Company totalling €14,035 thousand, broken down as follows: €8,474 thousand for the new Group headquarters; at the production sites, €2,262 thousand was spent on innovations to production lines at Canale, €1,021 thousand on line maintenance at Crodo and €2,278 thousand on line improvements and the replacement of sterilisers at Novi Ligure;
- investments made by Sella & Mosca S.p.A., totalling €1,959 thousand, relating to numerous projects and the purchase of new plants at the company's various production sites;
- investment by Skyy Spirits, LLC of €509 thousand relating to the new packaging project for SKYY Vodka and SKYY Infusions launched during the year.

Other investments in tangible fixed assets, of €4,787 thousand, included:

- €1,225 thousand relating to Campari do Brasil Ltda, of which €525 thousand was for the building of a new storage facility at Sorocaba and €700 thousand for a new production site at Suape;
- €1,067 thousand relating to Sella & Mosca S.p.A., of which €267 thousand was for the purchase of wooden barrels;
- €797 thousand relating to Glen Grant Distillery Company Ltd., of which €575 thousand was for the purchase of barrels to age whisky;
- €333 thousand invested by the Parent Company in equipment for its factories.

The reclassification of €7,803 thousand to assets held for sale relates to the Parent Company's planned sale of the plant at Sulmona.

The plant ceased production on 30 September 2007 after an industrial reorganisation by the Group.

Lastly, please note that, for greater clarity, fixed assets in progress of €27,876 thousand are included under the categories to which they relate, depending on the nature of the investment.

The following table provides a breakdown of tangible fixed assets by ownership.

	Owned fixed assets €/000	Fixed assets under finance leases €/000	Total €/000
Land and buildings	80,751	23,394	104,145
Plant and machinery	62,627	1,028	63,654
Other tangible fixed assets	8,628	60	8,687
	152,005	**24,481**	**176,486**

23. Biological assets

This item includes biological assets consisting of fruit-bearing and mature vines that provide grapes for wine production.

Sella & Mosca S.p.A. owns vineyards covering approximately 600 hectares north of Alghero in Sardinia, 92 hectares near San Gimignano in Tuscany and around ten hectares near Alba in Piedmont.

The Group also owns 73 hectares of vineyards in Saint Gilles in France, through Société Civile du Domaine de La Margue.

Changes in this item are indicated in the table below.

	Assets valued at fair value €/000	Assets valued at cost €/000	Total €/000
Opening value	2,226	17,963	20,188
Opening accumulated depreciation		(4,290)	(4,290)
Balance at 31 December 2007	**2,226**	**13,673**	**15,899**
Investments	944	1,873	2,817
Fair value valuation charges	36		36
Disposals	(61)		(61)
Depreciation		(672)	(672)
Balance at 31 December 2008	**3,144**	**14,874**	**18,018**
Closing value	3,144	20,424	23,568
Closing accumulated depreciation		(5,550)	(5,550)

The increase of €2,817 thousand during the year relates to productive vineyards acquired by Sella & Mosca S.p.A as part of the larger purchase of land in the regions of Gallura in Sardinia and Alba in Piedmont.

Specifically, in Sardinia, the Group acquired 22 hectares of land, including 14 with vineyards, which are recorded under biological assets at €591 thousand.

Moreover, the increase during the year that relates to Sella & Mosca S.p.A includes capitalised internal labour costs of €2,032 thousand.

In Piedmont, Sella & Mosca S.p.A. acquired five hectares of vineyards at a value of €194 thousand.

Disposals of €61 thousand relate to the sale of a vineyard of 16 acres in Tuscany.

As for the biological assets in Sardinia, with respect to the application of IAS 41 on the accounting treatment of biological assets (vines) and biological products (grapes), given the unique situation of the territory in which Sella & Mosca S.p.A. operates, as described below, it was decided to continue recording these assets at cost, less accumulated depreciation, since valuation at fair value would require the following conditions to be met, which do not apply in the context in which the Company operates:

- the existence of an active market for biological products and assets; this is not the case in Sardinia, as the market cannot absorb grapes and vines in the quantities concerned, due to a lack of buyers, and it is not possible to set potential market prices in a scenario in which all products or biological assets are made available for sale;
- the adoption of the alternative cash flow valuation method, which cannot be used due to both the inability to set a reliable price for the biological products concerned in the quantity concerned, and the inability to determine or measure the projected cash flows.

Similarly, the price paid for the acquisition of vineyards in Gallura during the year cannot be assumed to be the fair value of Sella & Mosca S.p.A.'s vineyards on account of the small areas of land acquired compared with the vineyards already owned.

The depreciation rate used by Sella & Mosca S.p.A. is 5%.

Other biological assets are valued at fair value, based on expert surveys of agricultural land and the related vineyards.

At 31 December 2008, non-productive biological assets totalled €5,690 thousand (€5,584 thousand at 31 December 2007).

Specifically, vineyard assets in pre-production in Alghero, Sardinia, were booked to the tune of €4,537 thousand, and refer to vineyards replanted mainly in 2005, 2006, 2007 and 2008.

Non-productive vineyards in Tuscany are valued at €1,043 thousand, and mainly refer to those planted in 2006, 2007 and 2008; vineyards in pre-production in Piedmont were less significant, and totalled €110 thousand.

Agricultural output during the year totalled approximately 3,893,400 kg in Sardinia, around 768,500 kg in Tuscany and some 67,600 kg in Piedmont.

Given that it was all processed, there were no inventories of this production at the year end.

24. Investment property

Investment property includes apartments and one shop in the provinces of Milan, Bergamo and Verbania, and two buildings in rural locations, located in the province of Cuneo.

Changes in this item are indicated in the table below.

	€ / 000
Balance at 31 December 2007	4,014
Reclassified as held for sale	(3,307)
Disposals	(43)
Balance at 31 December 2008	**666**

The change in this item, which was down €3,307 thousand, was due to the reclassification under non-current assets held for sale of surplus land near Rome during 2008.

This reclassification was made following the conclusion of a preliminary sale agreement, which is described in more detail in section 33 - Non-current assets held for sale.

The decrease relates to the sale of one property in Bergamo, which generated a capital gain of €222 thousand for the Parent Company.

The reported value of investment property is close to its fair value.

25. Goodwill and trademarks

Changes during the year are shown in the table below.

	Goodwill € / 000	Trademarks € / 000	Total € / 000
Opening book value	657,396	154,796	812,192
Opening impairment	–	–	–
Balance at 31 December 2007	**657,396**	**154,796**	**812,192**
Change in basis of consolidation	42,971	48,530	91,501
Investments		8,084	8,084
Exchange rate differences and other changes	4,280	4,258	8,538
Balance at 31 December 2008	**704,647**	**215,668**	**920,315**
Closing book value	704,647	215,668	920,315
Closing impairment	–	–	–

Intangible assets with an indefinite life are represented by goodwill and trademarks, both deriving from acquisitions.

The Group expects to obtain positive cash flow from these assets for an indefinite period of time.

Goodwill and trademarks are not amortised but are subject to impairment tests.

The form taken by these tests is shown in note 26 – Impairment.

The change in the basis of consolidation relating to goodwill, amounting to €42,971 thousand, was due to the acquisitions made during the year. Of the goodwill generated by the acquisitions, €24,603 thousand was attributed to Cabo Wabo, €14,679 thousand to Destiladora San Nicolas S.A. de C.V. and €3,689 thousand to Sabia S.A..

The change in the basis of consolidation relating to brands, amounting to €48,530 thousand, relates partly to the value of the Cabo Wabo brand (€48,407 thousand) and partly to trademarks acquired through Sabia S.A.

For further information, see note 7 - Acquisitions.

Investment in trademarks (€8,084 thousand) included an amount of €7,057 thousand relating to X-Rated.

The agreement to acquire this brand in 2007 provided for earn-out payments to be made, which will be calculated based on increases in sales volumes in the three years following completion of the deal.

In 2008, an earn-out payment of €1,072 thousand was made based on this clause. The remaining part was recorded under financial liabilities.

Lastly, the Parent Company made an investment of €1,028 thousand to acquire the Mondoro brand for the US.

Exchange rate differences of €8,538 thousand were due to the adjustment to year-end exchange rates on the goodwill of Skyy Spirits, LLC , Cabo Wabo, LLC, Campari do Brasil Ltda., Sabia S.A. and Destiladora San Nicolas S.A. de C.V. , as well as the X-Rated and Cabo Wabo trademarks.

26. Impairment

The Group ascertains the possibility of recovering the goodwill and trademarks posted to the accounts by carrying out impairment tests annually, or more frequently if there are indications of a loss in value.

For the purposes of the impairment tests, the amounts for goodwill and trademarks were allocated to the respective units (or groups of units) that generated cash flows (cash generating units) on the closing date of the accounts.

Specifically, the cash flow generated by individual products or groups of products (i.e. the Group's brands) was used.

The allocation of goodwill and brands to individual units is reported in the table below.

	31 December 2008		31 December 2007	
	Goodwill	Trademarks	Goodwill	Trademarks
	€ / 000	€ / 000	€ / 000	€ / 000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	55,750	–	69,275	–
Skyy Spirits, LLC	345,852	–	326,963	–
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	57,254	21	57,254	21
Barbero 1891 S.p.A.	137,859	–	137,859	–
Riccadonna	–	11,300	–	11,300
Glen Grant and Old Smuggler	–	104,277	–	104,277
X-Rated		36,809		28,117
Cabo Wabo	25,979	51,017		
Destiladora San Nicolas S.A. de C.V.	12,662			
Sabia S.A.	3,246	108		
Mondoro		1,028		
Other	–	915	–	888
	704,647	**215,668**	**657,395**	**154,796**

The main assumptions for determining the value used by the cash generating units (i.e. the present value of estimated future cash flows that are assumed to result from the continuing use of the asset) are based on the discount and growth rates.

In particular, the Group used discount rates of 8%, which are believed to properly reflect market valuations (on the reference date of the estimate) of the present value of money and specific risks connected to individual cash generating units.

The projections for operating cash flow are derived from the most recent budgets and plans prepared by the Group for the next five years and extrapolated over ten years on the basis of medium-/long-term growth rates, prudently revised to take account of the macroeconomic conditions, and depending on the various characteristics of the assets, but in any event, at rates no higher than the average long-term growth rate in the market in which the Group operates.

The use of a ten-year period is justified by the life cycle of the products with respect to the reference market.

Cash flow projections relate to current operating conditions and therefore do not include cash flows connected with any one-off operations.

Future cash flows were estimated on the basis of prudential criteria which hold sales volumes constant after the projected horizon of the analysis.

In addition, the projections are based on reasonableness and consistency with respect to the allocation of future general expenses, expected trends in capital investment, conditions of financial equilibrium and macroeconomic assumptions with a particular focus on product price increases, which take into account forecast inflation rates.

None of the impairment tests produced a valuation resulting in a permanent loss of value in 2008 or 2007. A sensitivity analysis was carried out using downgraded assumptions relating to growth plans and discount rates.

The net present values obtained by these tests are in line with the book values of the assets.

27. Intangible assets with a finite life

Changes in this item are indicated in the table below.

	Software € / 000	Other € / 000	Total € / 000
Opening book value	10,951	12,123	23,074
Opening accumulated amortisation	(7,650)	(10,335)	(17,985)
Balance at 31 December 2007	**3,302**	**1,789**	**5,089**
Change in basis of consolidation	31		31
Investments	1,190	1,544	2,734
Amortisation for the period	(1,676)	(1,017)	(2,694)
Write-downs	(21)	–	(21)
Exchange rate differences and other changes	144	(181)	(35)
Balance at 31 December 2008	**2,970**	**2,135**	**5,105**
Closing book value	10,730	13,492	24,222
Closing accumulated amortisation	(7,760)	(11,357)	(19,117)

Intangible assets with a finite life were amortised on a straight-line basis in relation to their remaining useful life.

The change in the basis of consolidation relating to software, amounting to €31 thousand, relates to the acquisition of Sabia S.A.

Investments of €2,734 thousand for the year were attributable as follows: €2,230 thousand to the Parent Company for the purchase of software licenses and for developing the SAP R/3 system, which includes software for cash management, the consolidation process, product traceability and the Group's web portal; €254 thousand to Campari International S.A.M. for the implementation of the SAP R/3 system and other SAP upgrades, and the remaining amount to other Group subsidiaries for investments relating to SAP and BW.

28. Other non-current assets

This item breaks down as follows:

	31 December 2008 € / 000	31 December 2007 € / 000
Financial assets: interest rate swaps		5,736
Financial receivables from Lehman Brothers	4,480	
Other financial receivables	93	104
Non-current financial assets	**4,573**	**5,840**
Equity investments in other companies	293	302
Security deposits given	557	1,085
Receivables from employee benefit funds	692	653
Other non-current receivables	1,358	2,130
Other non-current assets	2,900	4,169
Other non-current assets	**7,473**	**10,009**

The financial receivables from Lehman Brothers, amounting to €4,480 thousand, include the value of derivative instruments that the Group had negotiated with the investment bank.

Following the collapse of the bank and the Group's decision to terminate the agreements early, the derivative instruments were reclassified at their fair value on the date the bank filed for bankruptcy, and adjusted to their estimated realisable value, calculated as 30% of the nominal value of the receivables.

At 31 December 2007, financial assets in respect of interest rate swaps represented the positive fair value of the hedges against the interest rate risk of Redfire, Inc.'s private placement.

All these contracts were agreed with Lehman Brothers.

For further information, see note 43 - Financial instruments: disclosures.

Note that non-current financial assets are included in the Group's net debt figure.

Security deposits decreased following the resolution of disputes by the Brazilian subsidiary and the payment of these amounts.

Receivables from employee benefit funds represent a surplus of assets servicing the plan in respect of the present value of benefit obligations at year end.

For further information, see comments under note 37 - Defined benefit plans.

Other non-current receivables mainly include a receivable of €629 thousand due from the tax authorities, posted by the Parent Company, and the current value of the remaining receivable of Campari do Brasil Ltda. relating to the sale of the plant in Alphaville for €589 thousand, due in 2010.

29. Inventories

This item breaks down as follows:

	31 December 2008 € / 000	31 December 2007 € / 000
Raw materials, supplies and consumables	23,054	23,644
Work in progress and semi-finished products	72,528	71,819
Finished products and goods for resale	70,136	71,473
	165,717	**166,937**

The figure at 31 December 2008 includes a change in the basis of consolidation of €5,830 thousand, of which €4,275 thousand was attributable to Destiladora San Nicolas S.A. de C.V. and €1,555 thousand to Sabia S.A.

Despite the increase in inventories due to the change in the basis of consolidation, the overall reduction was in line with the Group's policy of limiting the value of its stocks.

Inventories are reported minus the relevant provisions for write-downs.

The changes are reported in the table below:

	€ / 000
Balance at 31 December 2007	**2,882**
Change in basis of consolidation	396
Provisions	391
Amounts used	(699)
Exchange rate differences and other changes	(18)
Balance at 31 December 2008	**2,951**

30. Trade receivables and other receivables

This item breaks down as follows:

	31 December 2008 € / 000	31 December 2007 € / 000
Trade receivables from external customers	245,185	249,756
Trade receivables from affiliated companies	5,192	8,553
Receivables in respect of contributions to promotional costs	21,719	21,678
Trade receivables	**272,096**	**279,986**
Advances to suppliers of non-current assets	4,178	11,012
Pre-payments and other receivables from suppliers	3,626	4,408
Tax credits	6,676	6,646
Receivables from main shareholders for tax consolidation	1,536	3,000
Receivables from agents and miscellaneous customers	3,701	1,680
Pre-paid expenses	5,220	6,103
Other	7,509	4,292
Other receivables	**32,447**	**37,140**

All the receivables shown above are due within twelve months.

Their book value is considered to be close to their fair value.

Trade receivables are shown net of year-end bonuses and payables for promotional costs.

This item is reported net of the related provision for write-downs, reflecting the actual risk of uncollectibility, consistent with the disclosure of revenues on the income statement.

The change in the basis of consolidation relating to trade receivables, of €3,744 thousand, was due to the acquisition of Destiladora San Nicolas S.A. de C.V. for €1,150 thousand and Sabia S.A. for €2,594 thousand.

The change in other receivables was €4,036 thousand.

Advances to suppliers of non-current assets included a pre-payment of €3,044 thousand, paid by the Parent Company in respect of a contract for the design and construction of the new Sesto San Giovanni headquarters (this item was €8,935 thousand at 31 December 2007).

Receivables from the main shareholder refer to the receivable from Fincorus S.p.A., for the national tax consolidation scheme.

Excluding the debit balance of the Italian subsidiaries to Fincorus S.p.A., the Group has net debt of €14,928 thousand; please see note 46 - Related parties, for further details.

The increase in receivables from agents and miscellaneous customers, totalling €2,021 thousand, is due to the Parent Company's recording of a receivable from its glass supplier as reimbursement for a claim made during the year.

The item other, amounting to €7,509 thousand, includes a receivable of €1,614 thousand posted by the Parent Company for the assessment of town planning standards in Sesto San Giovanni, the site of the new headquarters for some of the Group's Italian subsidiaries, which is currently being built.

The item also includes the remaining portion (€3,186 thousand) of the price for which the Parent Company sold the building in Via Filippo Turati in 2003.

The amount bears interest at market rates and is expected to be received on 30 April 2009.

The item also includes the short-term portion of the receivable for the sale of the Alphaville plant by Campari do Brasil Ltda., totalling €1,195 thousand.

The table below breaks down receivables by maturity; note that the other receivables column shows the total of receivables from agents and miscellaneous customers and the other item, as shown in the table above.

This breakdown excludes advances to suppliers of non-current assets, prepayments, tax credits and deferred charges.

31 dicembre 2008	Trade receivables € / 000	Other receivables € / 000
Not due	222,391	10,913
Due and not written down:		
Less than 30 days	19,668	138
30-90 days	16,764	37
Within 1 year	10,113	116
Within 5 years	2,057	7
Due after 5 years	132	
Total due and not written down	48,734	298
Due and written down	6,376	97
Amount written down	(5,404)	(97)
Total	**272,096**	**11,210**

31 dicembre 2007	Trade receivables € / 000	Other receivables € / 000
Not due	221,311	5,785
Due and not written down:		
Less than 30 days	14,117	125
30-90 days	34,807	138
Within 1 year	6,864	(5)
Within 5 years	1,434	78
Due after 5 years	137	–
Total due and not written down	57,359	336
Due and written down	6,224	635
Amount written down	(4,907)	(634)
Total	**279,986**	**6,122**

The following table shows the changes in bad debt provisions during the period.

	Bad debt provisions	
	Trade receivables € / 000	Other receivables € / 000
Balance at 31 December 2007	4,907	634
Provisions	1,814	
Amounts used	(1,138)	(486)
Exchange rate differences and other changes	(179)	(51)
Balance at 31 December 2008	**5,404**	**97**

Provisions for the year totalling €1,814 thousand comprise €1,401 thousand for trade receivables at Campari Italia S.p.A. and €279 thousand for bad debts relating to Campari's traditional sales channel, Sella & Mosca S.p.A. and Sella & Mosca Commerciale S.r.l.

The rise in provisions for bad debts and increased allocation for the year was partly due to the tighter credit conditions operated by banks on account of the unfavourable economic situation, the effects of which led to a slowdown, especially in corporate lending, that was particularly critical towards the end of the year.

The amounts used include €872 thousand in respect of Campari Italia S.p.A. following the settlement of lawsuits outstanding from previous years.

The remaining portion comprises €80 thousand relating to the Parent Company and €115 thousand relating to Sella & Mosca S.p.A. and Sella & Mosca Commerciale S.r.l.

As regards other receivables, Campari Italia S.p.A. made a provision of €486 thousand to write off a loan to a company distributor that was already recorded under bad debts in 2007.

31. Short-term financial receivables

This item breaks down as follows:

	31 December 2008 €/000	31 December 2007 €/000
Securities	3,453	350
Net accrued swap interest income/expense on bonds	–	126
Valuation at fair value of forward contracts		1,577
Other financial assets and liabilities	4	2
Short-term financial receivables from affiliates and joint ventures	636	823
Other short-term financial receivables	640	2,529
Short-term financial receivables	**4,093**	**2,878**

Securities mainly include short-term or marketable securities representing a temporary investment of cash, but which do not satisfy all the requirements for classification under cash and equivalents.

Specifically, the item includes securities that fall due within one year.

The decrease in other short-term financial receivables was mainly due to the fact that at 31 December 2007, the item included the fair value of forward purchases and sales of foreign currency to hedge receivables and payables or future sales and purchases.

The fair value of these contracts at 31 December 2008 was negative and therefore recorded under current financial liabilities.

Short-term financial receivables from joint ventures include a loan to MCS S.c.a.r.l. granted by Campari Finance Belgium S.A.; note that this asset item is not included in the calculation of the Group's net debt figure.

All financial payables are current and due within a year.

32. Cash and equivalents and reconciliation with net debt

The Group's cash and equivalents break down as follows:

	31 December 2008 €/000	31 December 2007 €/000
Bank current accounts and cash	101,217	71,548
Term deposits	71,341	128,257
Cash and equivalents	**172,558**	**199,805**

The cash and equivalents item consists of bank current accounts, other sight deposits and those that can be withdrawn within a maximum period of three months from the reporting date, held at leading banks that pay variable interest rates based on LIBOR for the currency and period concerned.

It also includes securities that can be readily converted to cash consisting of short-term, highly liquid financial investments that can be quickly converted to known cash instruments, with an insignificant risk of change in value.

The reconciliation with the Group's net debt is set out below.

	31 December 2008 €/000	31 December 2007 €/000
Cash and equivalents	172,558	199,805
Liquidity (A)	**172,558**	**199,805**
Securities	3,453	350
Other short-term financial receivables	4	1,706
Short-term financial receivables (B)	**3,457**	**2,055**
Short-term bank debt	(107,454)	(114,375)
Current portion of real estate lease payables	(3,397)	(3,171)
Current portion of private placement and bond	(8,862)	(8,378)
Other short-term financial payables	(10,839)	(9,619)
Short-term financial debt (C)	**(130,552)**	**(135,543)**
Short-term net financial position (A+B+C)	**45,463**	**66,317**
Medium/long-term bank debt	(887)	(1,782)
Real estate lease payables	(10,531)	(12,860)
Private placement and bond	(337,368)	(338,813)
Other medium/long-term financial payables	(903)	(1,061)
Payables in respect of put option and earn-out	(26,562)	–
Medium/long-term financial debt (D)	**(376,251)**	**(354,516)**
Net debt (A+B+C+D)(*)	**(330,788)**	**(288,199)**
Reconciliation with the Group's net debt, shown in the directors' report:		
Medium/long-term financial receivables	4,573	104
Group's net debt	(326,214)	(288,095)

(*) In accordance with the definition of net debt set out in Consob communication DEM 6064293 of 28 July 2006

For all information concerning the items that make up net debt excluding liquidity, please refer to note 31 – Financial receivables, and note 36 – Financial liabilities.

33. Non-current assets held for sale

This item includes surplus real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled €12,670 thousand at 31 December 2008 and €2,473 thousand at 31 December 2007.

Changes during the period are as follows:

	€/000
Balance at 31 December 2007	**2,473**
Sales	(913)
Reclassifications from fixed assets	7,803
Reclassifications from investment property	3,307
Balance at 31 December 2008	**12,670**

The change in 2008 is due to:

- disposals totalling €913 thousand relating to the Parent Company; specifically, €275 thousand relates to the sale of two areas of the Termoli production site that had not been used for any productive activity since the industrial reorganisation initiated in 2003, and €598 thousand to the sale of a factory in Cinisello

Balsamo; the remainder derives from the sale of land in Peschiera Borromeo (the related capital gains were recorded under one-offs: income and charges; please see note 17 - One-offs: income and charges, for details);

- the reclassification from fixed assets totalling €7,803 thousand relates to the Sulmona plant, which has not been operational since the second half of 2007; the Group has started formal negotiations for the sale of the whole area;
- the reclassification from investment property of €3,307 thousand relates to land owned by the Parent Company in Ponte Galeria, Rome; during the year a preliminary proposal to acquire future building rights in the area around the land was agreed; as a result of this preliminary purchase agreement, an amount of €900 thousand was paid to the Parent Company as a deposit; this will be deducted from the full amount of €4,500 thousand (this advance payment was recorded under current liabilities).

The part of the Termoli plant not yet sold, for which sale negotiations are under way, is still recorded under non-current assets held for sale.

34. Shareholders' equity

The Group manages its capital structure and makes changes to it depending on the economic conditions and the specific risks of the underlying asset.

To maintain or change its capital structure, the Group may adjust the dividends paid to the shareholders and/or issue new shares.

In this context, like other groups operating in the same sector, the Group uses the net debt/EBITDA ratio as a monitoring tool.

For this purpose, debt is equivalent to the Group's net debt figure, while EBITDA corresponds to the Group's operating profit before depreciation, amortisation and minority interests.

For information on the composition and changes in shareholders' equity for the periods under review, please refer to Statement of changes in shareholders equity.

Share capital

At 31 December 2008, the share capital was made up of 290,400,000 ordinary shares with a nominal value of €0.10 each, fully paid-up.

Outstanding shares and own shares

The following table shows the reconciliation between the number of outstanding shares at 31 December 2008 and in the two prior years.

	Number of shares			Nominal value		
	31 December 2008	31 December 2007	31 December 2006	31 December 2008 €	31 December 2007 €	31 December 2006 €
Outstanding shares at the beginning of the period	289,355,546	289,049,453	281,356,013	28,935,555	28,904,945	28,135,601
Purchases for the stock option plan	(896,293)	(1,580,268)		(89,629)	(158,027)	
Sales		1,886,361	7,693,440		188,636	769,344
Outstanding shares at the end of the period	288,459,253	289,355,546	289,049,453	28,845,925	28,935,555	28,904,945
Total own shares held	1,940,747	1,044,454	1,350,547	194,075	104,445	135,055
Own shares as a % of share capital	0.7%	0.4%	0.5%			

In 2008, 896,293 own shares were acquired at a purchase price of €4,510 thousand, which equates to an average price of €5.03 per share.

Further purchases of own shares totalling 269,000 shares at an average purchase price of €4.20 per share were made after the reporting date and before the report was authorised to be published.

Dividends paid and proposed

The table below shows the dividends approved and paid in 2008 and 2007, and dividends subject to the approval of the shareholders' meeting to approve the accounts for the year ending 31 December 2008.

	Total amount		Dividend per share	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
	€ / 000	€ / 000	€	€
Dividends approved and paid during the year on ordinary shares	31,829	29,040	0.110	0.100
Dividends proposed on ordinary shares	31,701 (*)	31,829	0.110	0.110

(*) Calculated on the basis of outstanding shares at the date of the Board of Directors' meeting on 18 March 2009.

Other reserves

This item breaks down as follows:

	Stock options	Cash flow hedging	Conversion of results in foreign currency	Total
	€ / 000	€ / 000	€ / 000	€ / 000
Balance at 31 December 2007	**6,032**	**10,873**	**(38,975)**	**(22,070)**
Cost of stock options for the year	3,879			3,879
Profits (losses) reported in the income statement		(1,686)		(1,686)
Cash flow hedging reserve allocated to shareholders' equity		5,446		5,446
Tax effect allocated to shareholders' equity		(1,858)		(1,858)
Tax effect reclassified under profit carried forward		239		239
Conversion difference	(180)		(19,573)	(19,754)
Balance at 31 December 2008	**9,731**	**13,014**	**(58,549)**	**(35,803)**

The stock option reserve contains the provision made as a contra entry for the cost reported in the income statement for stock options allocated. The provision is determined based on the fair value of the options established using the Black-Scholes model.

For information on the Group's stock option plans, see note 42 - Stock option plans.

The hedging reserve contains amounts (net of the related tax effect) pertaining to changes resulting from fair value adjustments of financial derivatives recorded using the cash flow hedging methodology.

For further information, see note 43 - Financial instruments.

The conversion reserve reflects all exchange rate differences relating to the conversion of the accounts of subsidiaries denominated in currencies other than euro.

35. Minority interests

The minorities' portion of shareholders' equity, which amounted to €2,136 thousand at 31 December 2008 (€1,928 thousand at 31 December), relates to O-Dodeca B.V. and Kaloyiannis-Koutsikos Distilleries S.A. (25%) and Qingdao Sella & Mosca Winery Co. Ltd (6.33%), all of which are fully consolidated on a line-by-line basis.

With reference to the stakes held in Cabo Wabo, LLC (20%) and Sabia S.A. (30%), given that the Group agreed call/put options to acquire the remaining minority stakes, the companies were consolidated at 100% and the related payable to the holders of these options was recorded under financial liabilities (please see the next section for further details).

36. Financial liabilities

The table below shows a breakdown of financial liabilities reported in the accounts:

	31 December 2008 €/000	31 December 2007 €/000
Non-current liabilities		
Bonds	221,564	188,354
Private placement	95,287	99,297
Total bonds and private placement	**316,852**	**287,651**
Payables and loans to banks	887	1,782
Property leases	10,531	12,860
Derivatives on bond issues	20,516	56,899
Payables in respect of put option and earn-out	23,817	
Other debt	903	1,061
Total other non-current financial liabilities	**56,654**	**72,602**
Current liabilities		
Payables and loans to banks	**107,454**	**114,375**
Short-term portion of private placement	8,862	8,378
Accrued interest on bonds	7,475	7,253
Accrued swap interest on bonds	1,879	1,747
Property leases	3,397	3,171
Financial liabilities: hedging contracts	1,123	281
Financial liabilities: non-hedging contracts	–	46
Payables in respect of put option and earn-out	2,745	
Other debt	362	293
Total other financial payables	25,843	21,168
Total	**506,802**	**495,796**

The table below shows a breakdown of the Group's main financial liabilities, together with effective interest rates and maturities.

Note that, as regards the effective interest rate of hedged liabilities, the rate reported includes the effect of the hedging itself.

Furthermore, the values of hedged liabilities are shown here net of the value of the related derivative, whether it is an asset or liability.

	Effective interest rate for the period ending 31 December 2007	Maturity €/000	31 December 2008 €/000	31 December 2007
Payables and loans to banks	3.5% on €, 1.6% on US$	2008	108,340	116,157
Private placement	fixed rate 6.43%	2008-2012	104,150	101,938
Bonds	6-month €LIBOR + 60 basis points fixed rate from 4.25% to 4.37% (1)	2015-2018	242,081	245,253
Property leases	3-month €LIBOR + 60 basis points	2008-2012	13,928	16,030
Other debt	0.90%	2008-2015	1,265	1,355

(1) Rate applied to the portion of the bond issue hedged by an interest rate swap.

Bond and private placement

The bond issue with a nominal value of US$ 300 million was placed with US institutional investors by the Parent Company in 2003.

The transaction was structured in two tranches of US$ 100 million and US$ 200 million, maturing in 2015 and 2018 respectively, with a bullet repayment at maturity.

Coupons, which are to be paid semi-annually, bear interest at a fixed rate.

A cross currency swap hedging instrument, whose maturity coincides with that of the bond being hedged, was used to neutralise the risks related to fluctuations of the US dollar and interest rates, and the US dollar-based fixed interest rate was changed to a variable euro rate.

The Parent Company has an interest rate swap with interest payments, from July 2008, at a fixed rate of 4.25% on an underlying of US$ 50 million (maturity 2015) and 4.37% on an underlying of US$ 50 million (maturity 2018).

In December 2008, the Parent Company also agreed an interest rate swap at a fixed rate of 4.28% on an underlying of US$ 25 million (maturity 2018) starting July 2009.

Note that subsequent to the reporting date of these accounts, additional hedging contracts were agreed on a total underlying of US$ 75 million (maturity 2018), at an average fixed rate of 4.19%, applicable from July 2009.

The changes recorded in the value of the bond issue in 2008 only relate to the higher values of the hedges and the related effects on the bond.

For more information on these changes, see note 43 - Financial instruments: disclosures.

The item private placement relates to a bond issue with a nominal value of US$ 170 million placed by Redfire, Inc. in the US institutional market in 2002.

The transaction was structured in three tranches of US$ 20 million, US$ 50 million and US$ 100 million, maturing in 2009 (average life of 5 years), 2012 (average life of 7.5 years), and in 2012 with a bullet payment, respectively.

At 31 December 2008, the nominal value of the outstanding debt was US$ 137.3 million, of which US$ 12.3 million matures in July 2009.

Coupons are to be paid semi-annually, and bear interest at a fixed rate of between 5.67% and 6.49%.

The change in value during the year includes the portion repaid in 2008 (US$ 12.3 million), as well as the higher value of the outstanding hedges in the first half of the year and the related effects on the bond issue.

For more information on these changes, see note 43 - Financial instruments: disclosures.

Payables to banks

At 31 December 2008, the non-current portion of payables to banks also included the residual amount of a medium/long-term bank loan taken out by Société Civile du Domaine de la Margue of €369 thousand.

The item also includes €518 thousand relating to a loan obtained by Sella & Mosca S.p.A., secured by mortgages on land and buildings and liens on machinery and equipment.

The current portion of payables to banks (€107,454 thousand, versus €114,375 thousand at 31 December 2007), relates mainly to loans secured by Campari Finance Belgium S.A., as well as short-term credit lines and other loans used locally by some subsidiaries.

Leasing

Leasing payables refer to finance leases entered into by the Parent Company in 2004, with expiry in 2012, for the property complex in Novi Ligure.
This item also includes a finance lease taken out by Sabia S.A. on a building acquired in 2008; the outstanding amount on the loan at 31 December 2008 was €1,039 thousand.

Payables in respect of put option and earn-out

The agreements for the two acquisitions, Cabo Wabo and Sabia S.A., permit the Group to acquire the remaining portions of 20% and 30% respectively by exercising call/put options.
The investments were recorded at 100%, and a financial payable corresponding to the estimated value of the options was shown in the balance sheet; the non-current portion of the debt therefore also includes these options, which will be paid partly in 2012 and partly in 2015.
Moreover, the agreements to acquire X-Rated in 2007 and Destiladora San Nicolas S.A. de C.V. in 2008 provided for earn-out payments to be made, which will be calculated based on increases in sales volumes of the products acquired in the three years following completion of the deal.

In addition to the estimated earn-out liabilities for 2009, the current portion of these payables includes the dividends on the part of the 2008 profits belonging to the minority shareholders of Cabo Wabo, LLC, Redfire Mexico S.R.L. de C.V. and Destiladora San Nicolas S.A. de C.V. that had not yet been paid at year-end.

Other debt

This item includes a Parent Company loan agreement with the industry ministry, for repayment in ten annual instalments starting in February 2006.

Financial liabilities on forward contracts

At 31 December 2008, this item related to the fair value of forward purchases and sales of foreign currency, classified as hedging operations.
A portion of this item relates to the hedging of cash flows not yet generated and has been allocated directly to shareholders' equity, net of the related tax effect.
For further details, see note 43 - Financial instruments: disclosures.

37. Defined benefit plans

Group companies provide post-employment benefits for staff, both directly and by contributing to external funds.
The procedures for providing these benefits vary according to the legal, fiscal and economic conditions in each country in which the group operates.
The benefits are provided through defined contribution and / or defined benefit plans.

For defined contribution plans, Group companies pay contributions to private pension funds and social security institutions, based on either legal or contractual obligations, or on a voluntary basis.

The companies fulfil all their obligations by paying the said contributions.

At the end of the financial year, any liabilities for contributions to be paid are included in the other current liabilities item; the cost for the period is reported according to function in the income statement.

Defined benefit plans may be unfunded or fully or partially funded by contributions paid by the company, and sometimes by its employees, to a company or fund which is legally separate from the company and which pays out benefits to employees.

As regards the Group's Italian subsidiaries, the defined benefit plans consist of the staff severance fund (TFR), to which its employees are entitled by law.

Following the reform of the supplementary pension laws in 2007 for companies with at least 50 employees, TFR contributions accrued up to 31 December 2006 remain in the company, while for contributions accruing from 1 January 2007, employees have the choice to allocate them to a supplementary pension scheme, or keep them in the company, which will transfer the TFR contributions to the INPS fund.

As a result, TFR contributions accrued up to 31 December 2006 will continue to be classified as defined benefit plans, with the actuarial valuation criteria remaining unchanged in order to show the current value of the benefits payable on the amounts accrued at 31 December 2006 when employees leave the company.

TFR contributions accrued from 1 January 2007 are classified as defined contribution plans.

As the Group's Italian companies pay contributions through a separate fund, without further obligations, the Company records its contributions to the fund for the year to which they relate, in respect of employees' service, without making any actuarial calculation.

For the portion of the staff severance fund considered as a defined benefit plan, this is an unfunded plan that therefore does not hold any dedicated assets.

In addition, some Group companies have the same type of plans for their current and/or former employees.

These plans have the benefit of dedicated assets.

The liability relating to the Group's defined benefit plans, which is calculated on an actuarial basis using the projected unit credit method, is reported on the balance sheet, net of the fair value of any dedicated assets.

In cases where the fair value of dedicated assets exceeds the value of the post-employment benefit obligation, and where the Group has the right to reimbursement or to reduce its future contributions to the plan, the surplus is reported as a non-current asset, in accordance with IAS 19.

The following table provides details of the staff severance fund in the last four financial years:

Staff severance fund	31 December 2008 € / 000	31 December 2007 € / 000	31 December 2006 € / 000	31 December 2005 € / 000
Defined benefit obligations	10,378	11,565	12,631	12,534

The following table provides details of other defined benefit plans, which are financed by dedicated assets, in the last four financial years:

Other plans	31 December 2008 € / 000	31 December 2007 € / 000	31 December 2006 € / 000	31 December 2005 € / 000
Defined benefit obligations	3,561	3,336	2,405	1,754
Assets dedicated to the plan (–)	(3,969)	(3,898)	(2,610)	(1,165)
Plan surplus (deficit)	407	562	205	(589)

The following table provides details of the net cost of defined benefit plans reported in the income statement in 2008 and 2007:

Net cost of the benefit	Staff severance fund		Other plans	
	2008	2007	2008	2007
	€ / 000	€ / 000	€ / 000	€ / 000
Cost for current work provided	73	112	109	
Financial charges	407	440	157	101
Expected income on plan assets			(144)	(96)
Net actuarial (gains)/losses	276	(29)	21	(91)
Curtailment effect		72	167	
	756	**595**	**310**	**(86)**

The following table reports changes in the present value of defined benefit obligations in 2008 and 2007:

Changes in current value of obligations	Staff severance fund		Other plans	
	31 December 2008	31 December 2007	31 December 2008	31 December 2007
	€ / 000	€ / 000	€ / 000	€ / 000
Present value at 1 January	11,565	12,631	3,336	2,406
Cost of current work provided	73	112	109	
Benefits paid	(2,415)	(1,759)	(129)	(200)
Financial charges	407	440	157	101
Actuarial gains (losses)	276	(29)	21	(91)
Curtailment	–	72	167	
Other changes	471	98	(100)	1,121
Present value at 31 December	**10,378**	**11,565**	**3,561**	**3,336**
Dedicated assets deducted directly from the obligation			(3,277)	(3,245)
Staff severance fund and other pension funds	**10,378**	**11,565**	**285**	**92**

The following table shows the changes in the fair value of dedicated assets in defined benefit plans in the last three years.

Dedicated assets	31 December 2008	31 December 2007	31 December 2006
	€ / 000	€ / 000	€ / 000
Present value at 1 January	3,898	2,610	1,165
Expected yield	144	96	
Employer contributions	160	336	1,070
Contributions from participating employees	63	59	357
Benefits paid	(644)	(75)	
Settlements			
Actuarial gains (losses)	7		18
Other changes	341	873	
Present value at 31 December	**3,969**	**3,898**	**2,610**
Dedicated assets deducted directly from the obligation	(3,277)	(3,245)	(2,405)
Receivables from employee benefit funds	**692**	**653**	**205**

Obligations related to the plans described above are calculated on the basis of the following actuarial assumptions.

Main actuarial assumptions	Staff severance fund			Other plans		
	31 December 2008	31 December 2007	31 December 2006	31 December 2008	31 December 2007	31 December 2006
Discount rate	4.5%	4.5%	4.0%	3.3%	4.5%	4.5%
Future salary increases	2.1%	3.0%	3.0%	2.0%		
Future pension increases		1.3%	1.3%		1.5%	1.5%
Expected yield from assets dedicated to the plan				3.2%	4.0%	4.0%
Staff turnover rate	5.0%	5.0%	5.0%			
Inflation rate	2.0%	2.0%	1.5%			

The rates relating to the costs of health benefits are not included in the assumptions used in determining the above obligations.

Thus, any changes in these rates would not have any effect.

38. Reserves for risks and future liabilities

The table below indicates changes to this item during the period.

	Tax reserve €/000	Reserve for industrial restructuring €/ 000	Agent severance fund €/000	Other €/000	Total €/000
Balance at 31 December 2007	**3,456**	**3,508**	**1,071**	**3,002**	**11,038**
Provisions	63	–	304	1,879	2,246
Amounts used	(189)	(1,107)	(304)	(1,830)	(3,430)
Reclassifications	278	–	9	(278)	9
Exchange rate differences and other changes	(310)	–	(6)	(533)	(850)
Balance at 31 December 2008	**3,298**	**2,401**	**1,075**	**2,240**	**9,013**
of which, projected disbursement					
due within 12 months		2,401		816	3,217
due after 12 months	3,298		1,075	1,423	5,796

The tax reserve, which stood at €3,298 thousand at 31 December 2008, mainly covers probable tax liabilities that could arise for the Parent Company and Campari Italia S.p.A. as a result of the tax inspection in 2006 and 2007 in respect of the tax years of 2003, 2004 and 2005.

Provisions of €63 thousand for the year relate to Campari do Brasil Ltda.

The reserve for industrial restructuring, which amounted to €2,401 thousand, relates to liabilities recorded following the termination of production at the Sulmona plant in 2007, based on the special agreement with the trades unions regarding the programme of alternative measures and support for employees.

The procedure that led to the creation of this reserve will be abolished in 2009, and the remaining amount fully used.

Amounts used in the year, of €1,107 thousand, relate to payments disbursed by the Parent Company to employees who took redundancy.

The agent severance fund covers the estimate of the probable liability to be incurred for disbursing the additional compensation due to agents at the end of the relationship.

This amount was discounted using an appropriate rate.

At 31 December 2008, the other reserves item includes the estimated liability for miscellaneous lawsuits and staff settlements.

It also includes, with regard to Campari Italia S.p.A., the costs deriving from existing agreements with customers, the amount of which is defined based on transactions completed in the first few months of 2009, and adjustments to sales for deferred discounts, price differences and returns on sales invoiced in 2008, for which it was not possible to determine reliably and objectively the amount and existence at the reporting date, as well as future liabilities stemming from a lawsuit currently under way with a transport logistics services supplier, totalling €1,000 thousand, for which €500 thousand has been allocated.

The amounts used figure of €1,830 thousand breaks down into €827 thousand for the Parent Company and €117 thousand for Campari Italia S.p.A. and comprises invoices relating to 2007 in respect of promotional agreements completed in 2008.

For completeness of information, note that at 31 December 2007, the company was in dispute with the Brazilian tax authorities, which have contested the classification of products sold by Campari do Brasil Ltda. for production tax (IPI) purposes, levying additional taxes and penalties totalling BRL 96.9 million (€37.1 million).

The company has contested this claim in full, appointing local advisors.

Based on the opinions expressed by the advisors, it is deemed unnecessary at present to establish a special provision.

As a result, no provisions were made for this item in the accounts for the year ending 31 December 2008.

39. Trade payables and other current liabilities

This item breaks down as follows.

	31 December 2008 € / 000	31 December 2007 € / 000
Trade payables to external suppliers	151,133	153,290
Trade payables to affiliated companies	1,012	3,262
Payables to suppliers	**152,145**	**156,552**
Payroll	16,682	18,728
Amounts due to agents	4,908	4,395
Deferred income	4,900	4,689
Deferred realised capital gains	2,548	3,296
Unconfirmed contributions received	2,443	1,011
Other	9,247	7,317
Other current liabilities	**40,727**	**39,437**

The change in the basis of consolidation relating to trade payables was €3,623 thousand.

The item deferred realised capital gains refers to an adjustment to the Parent Company's capital gains from the sale of the property in Via Filippo Turati in Milan, and takes into account expected future contractual expenses for site refurbishment.

The payable for unconfirmed contributions received relates to advances collected by Sella & Mosca S.p.A. in respect of the regional operating programme (POR) for Sardinia, to investments in progress, and to contributions received for vineyards in the pre-production phase.

These contributions will be confirmed only after the vineyards have gone into production, and will then be reported in the income statement based on the useful life of the vineyards.

A breakdown of these payments is given in the following paragraph.

The increase of €1,924 thousand in this item includes €900 thousand posted by the Parent Company; this amount relates to a down payment made as a deposit on the preliminary sales agreement signed during the year for land at Ponte Galeria, Rome.

The table below sets out the maturities for trade payables and other current liabilities, such as amounts due to agents and the "other" item in the above table.

31 dicembre 2008	Sight	Within 1 year	Due in 1 to 2 years	Due in 3 to 5 years	Due in more than 5 years	Total
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Trade payables	28,060	123,079	1,007	–	–	152,145
Other payables	1,207	12,409	538	–	–	14,154
Total	**29,267**	**135,488**	**1,545**	**–**	**–**	**166,300**

31 dicembre 2007	Sight	Within 1 year	Due in 1 to 2 years	Due in 3 to 5 years	Due in more than 5 years	Total
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Trade payables	17,545	138,985	21	–	–	156,552
Other payables	183	11,166	362	–	–	11,712
Total	**17,728**	**150,152**	**383**	**–**	**–**	**168,263**

40. Capital grants

The following table provides details of changes in deferred income related to capital grants between one financial year and the next.

In some cases grants have not yet been confirmed; in these instances a liability must be recorded against the grant received.

Once the grants are confirmed, they are classified as deferred income and are reported in the income statement based on the useful life of the plant.

In the interests of clarity, the table below illustrates changes in both payables and deferred income.

Monies received during the year relate to Sella & Mosca S.p.A. for vineyards in the pre-production phase under the regional operating programme for Sardinia.

31 December 2008	Payables to tax authorities	Deferred income
	€ / 000	€ / 000
Balance at 1 January 2008	1,011	3,797
Proceeds for the period	1,909	
Grants certain to be received	(337)	337
Amounts posted to the income statement	(285)	(362)
Other changes	145	
Balance at 31 December 2008	**2,443**	**3,772**

31 December 2007	Payables to tax authorities € / 000	Deferred income € / 000
Balance at 1 January 2007	2,188	2,795
Proceeds received in the period	639	11
Grants certain to be received	(1,524)	1,524
Amounts posted to the income statement		(671)
Other changes	(292)	138
Balance at 31 December 2007	**1,011**	**3,797**

41. Payables to tax authorities

This item breaks down as follows.

	31 December 2008 € / 000	31 December 2007 € / 000
Income taxes	8,056	7,572
Due to controlling shareholder for tax consolidation	16,464	20,107
Due to controlling shareholder for Group VAT	5,552	–
Value-added tax	6,076	7,115
Tax on alcohol production	20,689	17,022
Withholding and other taxes	2,436	2,777
	59,273	**54,592**

Payables to the controlling shareholder for tax consolidation at 31 December 2008 relate to income tax payables due to Fincorus S.p.A. from the Italian subsidiaries of Davide Campari-Milano S.p.A.

For further details on amounts in respect of related parties, please refer to note 46 - Related parties.

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

These payables are all due within 12 months.

42. Stock option plan

Pursuant to Consob resolution 11971 of 14 May 1999 as amended, and Consob communication 11508 of 15 February 2000, the following information is provided on the stock option plan (the "Plan") approved by the Board of Directors of Davide Campari-Milano S.p.A. on 15 May 2001, which incorporated the framework plan for the general regulation of stock options for the Campari Group, approved by the shareholders' meeting on 2 May 2001.

The purpose of the plan is to offer beneficiaries who occupy key positions in the Group the opportunity of owning shares in Davide Campari-Milano S.p.A., thereby aligning their interests with those of other shareholders and fostering loyalty, in the context of the strategic goals to be achieved.

The recipients are employees, directors and/or individuals who regularly do work for one or more Group companies, who have been identified by the Board of Directors of Davide Campari-Milan S.p.A., and who, on the plan approval date and until the date that the shares were allocated, worked as employees and/or directors and/or in any other capacity at one or more Group companies without interruption.

The regulations for the Plan do not provide for loans or other incentives for share subscriptions pursuant to article 2358, paragraph 3 of the Italian civil code.

The Board of Directors of Davide Campari-Milano S.p.A. has the right to draft regulations, select beneficiaries and determine the share quantities and values for the execution of stock option plans. In addition, Davide Campari-Milano S.p.A. reserves the right, at its sole discretion, to modify the Plan and regulations as necessary or appropriate to reflect revisions to laws in force, or for other objective reasons that would warrant such modification.

The first allocation of options in July 2001 was unconditional and enabled beneficiaries to exercise options on the day after the plan's expiry, i.e. on 30 June 2006.

These options were fully exercised in July 2006.

In 2004 and 2005, four more allocations of stock options were approved, also governed by the framework plan approved by the shareholders' meeting of 2 May 2001. These allocations enable beneficiaries to exercise options for a period of 30 days starting on the day after the maturity of options assigned in 2004, i.e. 30 June 2009, while for allocations in 2005, the exercise periods will be between November 2009 and November 2011.

The share subscription price is equivalent to the weighted average market price for the month preceding the date on which the options were allocated.

In 2006, new allocations of stock options were approved, which may be exercised in certain monthly windows between July 2011 and July 2013.

In 2007, further stock option allocations were approved, which may be exercised in four monthly windows between February 2012 and August 2014.

New allocations of stock options were also approved in 2008.

These may be exercised in four monthly windows between February 2012 and August 2014.

The number of options granted for the purchase of the same number of shares was 7,703,905, with the average allocation price at €5.69, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The Group's Italian companies have designated the exercise of the option by the employee as the event triggering the recognition of the liability in respect of share contributions.

Thus, the liability in respect of share contributions will be calculated and recognised when the employee exercises the option.

The following table shows changes in stock option plans during the periods concerned.

	31 December 2008		31 December 2007	
	Number of shares	Average allocation/ exercise price €	Number of shares	Average allocation/ exercise price €
Options outstanding at the beginning of the period	11,047,120	5.38	11,951,311	5.84
Options granted during the period	7,703,905	5.69	1,266,890	7.74
(Options cancelled during the period)	(500,085)	7.39	(1,634,720)	6.53
(Options exercised during the period)(*)	–	–	(536,361)	3.98
(Options expired during the period)	–	–	–	–
Options outstanding at the end of the period	18,250,940	5.89	11,047,120	5.38
of which those that can be exercised at the end of the period				

(*) The average market price on the exercise date was €8.41 in 2007.

The average remaining life of outstanding options at 31 December 2008 was 3.4 years (3.2 years at 31 December 2007).

The exercise price interval for these options, divided into annual allocation intervals, is as follows.

	Average exercise price €
Allocations: 2004	3.99
Allocations: 2005	6.20
Allocations: 2006	7.66
Allocations: 2007	7.74
Allocations: 2008	5.69

The average fair value of options granted during the year was €1.08 (€1.89 in 2007).

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share price, expected volatility and the risk-free rate.

Volatility was estimated with the help of data supplied by a market information provider together with a leading bank, and corresponds to the estimate of volatility recorded in the period covered by the plan.

The following assumptions were used for the fair value valuation of options issued in 2007 and 2008.

	2008	2007
Expected dividends (€)	0.11	0.11
Expected volatility (%)	19%	17%
Historical volatility (%)	23%	15%
Market interest rate	3.50%	4.52%
Expected option life (years)	6.04	5.00
Exercise price (€)	5.69	7.74

Davide Campari-Milano S.p.A. has a number of own shares that can be used to cover stock option plans. The following table shows changes in the number of own shares held during the comparison periods.

	Number of own shares		Purchase price €	
	2008	2007	2008	2007
Balance at 1 January	**1,044,454**	**1,350,547**	**7,009,752**	**5,422,370**
Purchases	896,293	1,580,268	4,510,171	11,132,207
Sales			(1,886,361)	(9,544,825)
Balance at 31 December	**1,940,747**	**1,044,454**	**11,519,923**	**7,009,752**
% of share capital	0.67%	0.36%		

43. Financial instruments - additional information

The value of individual categories of financial assets and liabilities held by the Group is shown below.

31 dicembre 2008	Loans and receivables	Financial liabilities at amortised cost	Hedge derivatives
	€ / 000	€ / 000	€ / 000
Cash and equivalents	172,558		
Short-term financial receivables	4,093		
Other non-current financial assets	4,573		
Trade receivables	272,096		
Other receivables	32,447		
Payables to banks		(108,340)	
Real estate lease payables		(13,928)	
Bonds		(221,564)	
Private placement		(104,150)	
Accrued liabilities on bond issues		(7,475)	
Other current liabilities		(1,265)	
Put option payable		(26,562)	
Trade payables		(152,145)	
Other payables		(40,727)	
Non-current liabilities: hedge derivatives			(20,516)
Current liabilities: hedge derivatives			(3,002)
Total	**485,768**	**(676,157)**	**(23,518)**

31 dicembre 2007	Loans and receivables	Financial liabilities at amortised cost	Assets and liabilities measured at fair value with changes recognised in the income statement	Hedge derivatives
	€ / 000	€ / 000	€ / 000	€ / 000
Cash and equivalents	199,805			
Short-term financial receivables	1,175			
Other non-current financial assets	104			
Trade receivables	279,986			
Other receivables	37,140			
Payables to banks		(116,157)		
Real estate lease payables		(16,030)		
Bonds		(188,354)		
Private placement		(107,675)		
Accrued liabilities on bond issues		(7,253)		
Other financial liabilities		(1,355)		
Trade payables		(156,552)		
Other payables		(39,436)		
Non-current assets: hedge derivatives				5,736
Current assets: hedge derivatives				1,704
Non-current liabilities: hedge derivatives				(56,899)
Current liabilities: hedge derivatives				(2,028)
Liabilities: derivatives not used for hedging			(46)	
Total	**518,210**	**(632,811)**	**(46)**	**(51,487)**

Fair value of financial assets and liabilities

For each category of financial assets and liabilities, a comparison between the fair value of the category and the corresponding book value is shown below.

	Book value		Fair value	
	31 December 2008 € / 000	31 December 2007 € / 000	31 December 2008 € / 000	31 December 2007 € / 000
Cash and equivalents	172,558	199,805	172,558	199,805
Interest accrued on swaps on private placement		126		126
Assets: other hedge derivatives		1,577		1,577
Other short-term financial receivables	4,093	1,175	4,093	1,175
Assets: private placement derivative		5,736		5,736
Other non-current financial assets	4,573	104	4,573	104
Financial assets	**181,224**	**208,523**	**181,224**	**208,523**
Payables to banks	108,340	116,157	108,340	116,157
Real estate lease payables	13,928	16,030	12,931	16,522
Bonds	221,564	188,354	214,640	178,175
Private placement	104,150	107,675	97,888	107,004
Accrued interest on bonds	7,475	9,000	7,475	9,000
Liabilities: derivatives on bond issues	20,516	56,899	20,516	56,899
Liabilities: other hedge derivatives	3,002	281	3,002	281
Liabilities: other derivatives not used for hedging		46		46
Other debt	1,265	1,355	1,265	1,355
Payables in respect of put option and earn-out	26,562		26,562	
Financial liabilities	**506,802**	**495,796**	**492,619**	**485,437**
Net financial assets (liabilities)	**(325,578)**	**(287,272)**	**(311,395)**	**(276,913)**

The method used for determining fair value was as follows:

- for financial assets and liabilities that are liquid or nearing maturity, it is assumed that the book value equates to fair value; this assumption also applies to term deposits, securities that can be readily converted to cash and variable-rate financial instruments;
- for the valuation of hedging instruments at fair value, the company used valuation models based on market parameters;
- the fair value of medium/long-term financial payables was obtained by discounting all remaining cash flows at the rates in effect at the end of the period;

For commercial items and other receivables and payables, fair value corresponds to the book value; these are not reported in the table below.

Hedging transactions

The Group currently holds various derivative instruments to hedge both the fair value of underlying instruments and cash flows.

The table below shows the fair value of these derivative instruments, recorded as assets or liabilities.

	31 December 2008		31 December 2007	
	Assets	Liabilities	Assets	Liabilities
	€ / 000	€ / 000	€ / 000	€ / 000
Hedge derivatives at fair value				
Interest rate swap on private placement			5,736	
Interest rate and currency swap on bond issue		(32,194)		(70,772)
Accrued liabilities on private placement and bond issue		(1,879)	126	(1,747)
Forward currency contracts		(98)	419	
	–	**(34,171)**	**6,281**	**(72,519)**
Derivates used to hedge cash flows				
Interest rate swap on bond issue		11,678		13,873
Forward currency contracts		(1,025)	1,158	(281)
	–	**10,653**	**1,158**	**13,592**
Derivatives not used for hedging		–		(46)
Total derivatives	**–**	**(23,518)**	**7,440**	**(58,972)**

At 31 December 2007, the Parent Company and Redfire, Inc. had outstanding interest rate swap hedging instruments on the bond issue and private placement, negotiated with Lehman Brothers.

Following the collapse of the bank in September 2008, the Group exercised the early termination option on these contracts.

On the date of default, the receivables in question were adjusted to their estimated realisable value, calculated using an estimated recovery value of 30% and reclassified under financial receivables; the outstanding loan of €4,573 thousand was shown under non-current financial assets at 31 December 2008.

Please see section 18 - Financial income and charges, for details of the impact of this event on the income statement.

Fair value derivative hedges

The Group has the following contracts that meet the definition of hedging instruments under IAS 39.

- *Cross currency swap on bond issue*

At the reporting date, a cross currency swap totalling a notional US$ 300 million was outstanding on the Parent Company's bond issue.

This instrument has the same maturity as the underlying liability.

The derivative is valued at fair value and any changes are reported on the income statement; having established the effectiveness of the hedging transactions, the gain or loss on the hedged item attributable to the hedged risk is used to adjust the book value of the underlying liability and is immediately reported on the income statement.

The change in the fair value of these instruments reported on the income statement in 2008 was positive to the tune of €33,550 thousand.

The loss recorded on the hedged item was €33,210 thousand.

At 31 December the Parent Company's cross currency swap had a negative fair value of €32,194 thousand, reported under non-current financial liabilities.

- *Foreign currency hedges*

At 31 December 2008, Campari International S.A.M. held forward contracts on receivables and payables in currencies other than the euro in its accounts.

The contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The fair value of these contracts at the reporting date (€98 thousand) is recorded under current financial liabilities.

Gains and losses on the hedged and hedging instruments used in cash flow hedges are summarised below.

	31 December 2008 €/000	31 December 2007 €/000
Gains on hedging instruments	34,041	3,877
Losses on hedging instruments	(344)	(16,859)
Total gains (losses) on hedging instruments	**33,697**	**(12,982)**
Gains on hedged items	373	17,502
Losses on hedged items	(33,708)	(3,753)
Total gains (losses) on hedged items	**(33,335)**	**13,749**

- *Cash flow hedge derivatives*

The Group uses the following contracts to hedge its cash flows.

- *Interest rate swap on bond issues*

The Group has an outstanding interest rate swap, with fixed rate interest payments of 4.25% and 4.37% respectively on the underlyings of US$ 50 million (maturity 2015) and US$ 50 million (maturity 2018) from July 2008.

In December 2008, the Company also agreed an interest rate swap with a fixed rate of 4.28% on an underlying of US$ 25 million (maturity 2018) starting in July 2009.

As the hedge met the requirements for effectiveness, an appropriate shareholders' equity reserve was created with a gross value of €19,493 thousand; this figure includes the fair value variations of derivative contracts taken out with Lehman Brothers and recorded before the bank's collapse.

As required by IAS 39, the cash flow hedging reserve relating to these contracts will be recognised on the income statement with the same maturities as the cash flows related to the payable.

During the period, an unrealised gain of €6,491 thousand was posted to the reserve, together with the corresponding deferred tax effect of €1,785 thousand.

In addition, an amount of €871 thousand was included in the income statement (the associated tax effect of €239 thousand was reclassified under profit carried forward).

The following table shows maturities for the Group's cash flows, at 31 December 2008, indicating the periods in which cash flows relating to the hedged part are due; these cash flows consist only of interest and have not been discounted.

31 dicembre 2008	Due within 1 year €/000	Due within 1–5 years €/000	Due after 5 years €/000	Total €/000
Cash outflows	5,543	22,171	22,232	49,946

31 dicembre 2008	Due within 1 year €/000	Due within 1–5 years €/000	Due after 5 years €/000	Total €/000
Cash outflows	3,816	24,754	32,719	61,289

- *Hedging of future purchases and sales of foreign currencies*

At 31 December 2008, the Group held forward currency contracts, designated as hedging instruments, on expected future sales and purchases based on its own 2009 estimates.

These transactions are highly probable.

Contracts were negotiated to match maturities with projected incoming and outgoing cash flows resulting from sales and purchases in individual currencies.

The main currencies hedged are the US dollar (nominal amount of US$ 11.6 million), Japanese yen (JPY 1.0 million) and the Canadian dollar (CAD 3.6 million).

These hedging transactions met the requirements for effectiveness, and an unrealised loss of € 1,045 thousand was initially recorded in shareholders' equity reserves, net of the related deferred tax effect.

All cash flows concerned will materialise in 2009.

The overall changes in the cash flow hedge reserve and the associated deferred taxes are shown below.

31 dicembre 2008	Gross amount € / 000	Tax effect € / 000	Net amount € / 000
Opening balance	14,749	(3,876)	10,873
Recognised in income statement during the period	(1,747)	61	(1,686)
Recognised in equity during the period	5,446	(1,858)	3,588
Reclassified under profit carried forward		239	239
Amount allocated to reserves at 31 December 2008	**18,448**	**(5,434)**	**13,014**
Ineffectiveness recognised in income statement	(20)	(1)	(21)

31 dicembre 2007	Gross amount € / 000	Tax effect € / 000	Net amount € / 000
Opening balance	4,113	(1,113)	3,000
Recognised in income statement during the period	(939)	66	(873)
Recognised in equity during the period	11,575	(3,004)	8,572
Recognised in equity in respect of the change in tax rates during the period		174	174
Amount allocated to reserves at 31 December 2007	**14,749**	**(3,876)**	**10,873**
Ineffectiveness recognised in income statement	(29)		(29)

44. Nature and scale of the risks arising from financial instruments

The Group's main financial instruments include current accounts, short-term deposits, short and long-term bank loans, finance leases and bonds.

The purpose of these is to finance the Group's operating activities.

In addition, the Group has trade receivables and payables resulting from its operations.

The main financial risks to which the Group is exposed are market (currency and interest rate risk), credit and liquidity risk.

These risks are described below, together with an explanation of how they are managed.

To cover these risks, the Group makes use of derivatives, primarily interest rate swaps, cross currency swaps and forward contracts, to hedge interest rate and foreign exchange risks.

Credit risk

With regard to trade transactions, the Group works with medium-sized and large customers (mass retailers, domestic and international distributors) on which credit checks are performed in advance.

In addition, the trade conditions initially granted are particularly tight.

Each company subsequently initiates an assessment and control procedure for its customer portfolio.

As a result, historical losses on receivables represent a very low percentage of revenues and do not require special coverage and/or insurance.

The maximum risk at the reporting date is equivalent to the book value of trade receivables recorded under financial assets.

Financial transactions are carried out with leading domestic and international institutions.

The ratings of these companies are monitored to ensure that the risk of insolvency is kept to a minimum.

The maximum risk at the reporting date is equivalent to the book value of these assets.

Liquidity risk

The Group's ability to generate substantial cash flow through its operations allows it to reduce liquidity risk to a minimum.

This risk is defined as the difficulty of raising funds to cover the payment of the Group's financial obligations.

The table below summarises financial liabilities at 31 December 2008 by maturity based on the contractual repayment obligations, including non-discounted interest.

For details of trade payables and other liabilities, see note 39 - Trade payables and other current liabilities.

31 dicembre 2008	Sight € / 000	Due within 1 year € / 000	Due in 1 to 2 years € / 000	Due in 3 to 5 years € / 000)	Due in more than 5 years € / 000	Total € / 000
Payables and loans to banks		107,454	264	600	142	108,460
Bonds		9,765	9,765	29,295	250,172	298,998
Liabilities: derivatives on bond issues		(629)	(1,721)	1,138	48,477	47,265
Private placement		14,904	11,578	91,566	–	118,048
Property leases		3,494	3,494	6,530	–	13,518
Other financial payables		196	196	588	393	1,373
Total financial liabilities	**–**	**135,183**	**23,575**	**129,718**	**299,185**	**587,661**

31 dicembre 2007	Sight € / 000	Due within 1 year € / 000	Due in 1 to 2 years € / 000	Due in 3 to 5 years € / 000)	Due in more than 5 years € / 000	Total € / 000
Payables and loans to banks		114,695	925	518	623	116,761
Bonds		9,232	9,232	18,463	254,972	291,899
Liabilities: derivatives on bond issues		3,259	1,551	4,207	68,800	77,817
Private placement		14,589	14,086	26,970	75,970	131,615
Property leases		3,494	3,494	6,988	3,036	17,012
Other financial payables		196	196	392	785	1,569
Total financial liabilities	**–**	**145,465**	**29,484**	**57,538**	**404,186**	**636,673**
Assets: derivatives on private placement		(2,178)	(2,768)	(3,048)	(424)	(8,418)
Financial liabilities excluding hedging assets	**–**	**143,287**	**26,715**	**54,491**	**403,762**	**628,255**

The Group's financial payables, with the exception of non-current payables with a fixed maturity, consist of short-term bank debt.

Thanks to its liquidity and sound management of cash flow from operations, the Group has sufficient resources to meet its financial commitments at maturity.

It also has unused lines of credit, which it could use for any additional liquidity requirements.

Market risks

- Interest rate risk

The Group is exposed to the risk of fluctuating interest rates in respect of its financial assets, short-term payables to banks and long-term lease agreements.

Under long-term financial liabilities, fixed rates apply to certain loans obtained by Sella & Mosca S.p.A., and one of the Parent Company's small loans.

The private placement of Redfire, Inc. is also subject to a fixed rate.

The Parent Company's bond issue, originally issued at a fixed rate in US dollars, was reported at a variable rate in euro, via derivative agreements; subsequently part of this loan changed to a fixed rate, again using derivative agreements in the form of interest rate swaps in euro.

At 31 December 2008, therefore, the portion of the total loan at a fixed rate was around 40%.

Note that, as a result of the credit crunch in the last quarter of 2008, spreads applied by the banks to loans widened substantially; the Group is exposed to this risk in respect of its current loans and any new long-term loans taken out.

Sensitivity analysis

The following table shows the effects on the Group's income statement of a possible change in interest rates, if all other variables remain constant.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions used in terms of a potential change in rates are based on an analysis of the trend at the reporting date.

The table illustrates the full-year effects on the income statement in the event of a change in rates, calculated for the Group's variable-rate financial assets and liabilities.

As regards the fixed-rate financial liabilities hedged by interest rate swaps, the change in assets offsets the change in the underlying liability, with practically no effect on the income statement.

The net tax effects of the effects on the income statement are also included.

31 dicembre 2008	Increase/decrease in interest rates in basis points	Income statement	
		Increase in interest rates € / 000	Decrease in interest rates € / 000
Euro	+/– 260 basis points	72	–72
US dollar	+/– 350 basis points	863	–863
Other currencies	+/– 170 basis points on CHF Libor +/– 410 basis points on GBP Libor +/– 230 basis points on R$ Libor	440	–440
Total effect		1,375	–1,375

31 dicembre 2007	Increase/decrease in interest rates in basis points	Income statement	
		Increase in interest rates €/000	Decrease in interest rates €/000
Euro	+/– 11 basis points	–11	11
US dollar	+/168 basis points	513	–513
Other currencies	+/– 16 basis points on CHF Libor +/– 47 basis points on GBP Libor +/– 136 basis point s on R$ Libor	301	–301
Total effect		802	–802

• Foreign exchange risk

The expansion of the Group's international business has resulted in an increase in sales on markets outside the eurozone, which accounted for 41.2% of the Group's net sales in 2008.

However, the establishment of Group entities in countries such as the United States, Brazil and Switzerland allows this risk to be partly hedged, given that both costs and income are denominated in the same currency.

In the case of the US, moreover, some of the cash flows from operations are used to redeem the US dollar-denominated private placement taken out locally to cover the acquisitions of certain companies.

Therefore, exposure to foreign exchange transactions generated by sales and purchases in currencies other than the Group's functional currencies only represented around 4% of consolidated sales in 2008.

For these transactions, Group policy is to mitigate the risk by using forward sales or purchases.

In addition, the Parent Company has issued a bond in US currency, where the foreign exchange risk has been hedged by a cross currency swap.

Sensitivity analysis

The following table shows the effects on the Group's income statement of a possible change in exchange rates against the euro, if all other variables remain constant.

This analysis does not include the effect on the consolidated accounts of the conversion of the financial statements of subsidiaries denominated in a foreign currency following a possible change in exchange rates.

A negative value in the table indicates a potential net reduction in profit and equity, while a positive value indicates a potential net increase in these items.

The assumptions adopted in terms of a potential change in rates are based on an analysis of forecasts provided by financial information agencies at the reporting date.

The effects on the income statement concern the change in fair value of monetary assets and liabilities held in a currency other than the functional currency.

The types of transaction included in this analysis are the Parent Company's bond issue, denominated in US dollars, and sales and purchase transactions in a currency other than the Group's functional currency.

The Parent Company's bond issue is hedged by cross currency swaps, while the other transactions are hedged by forward contracts; in both cases, therefore, a change in exchange rates would entail a corresponding change in the fair value of the hedging transaction and hedged item, but this would have no effect on the income statement.

The effects on shareholders' equity are determined by changes in fair value of the Parent Company's interest rate swap and forward contracts on future transactions, which are used as cash flow hedges.

The deferred net tax effects on the income statement described earlier are also included.

31 December 2008	% exchange rate change	Income statement		Shareholders' equity	
		Increase in exchange rate € / 000	Decrease in exchange rate € / 000	Increase in exchange rate € / 000	Decrease in exchange rate € / 000
US dollar	+/– 13%	–	–	–559	507
Other currencies	+/– 10%	–	–	–1,294	446
Total	–	–	–	**–1,853**	**953**

31 December 2007	% exchange rate change	Income statement		Shareholders' equity	
		Increase € / 000	Decrease € / 000	Increase € / 000	Decrease € / 000
US dollar	+/– 11%	–	–	–532	664
Other currencies	+/– 2%	–	–	–106	110
Total effect	–	–	–	**–638**	**774**

45. Commitments and risks

The main commitments and risks of the Campari Group on the closing date of the accounts are shown below.

Non-cancellable operating leases with the Campari Group as lessee

The following table shows the amounts owed by the Group, broken down by maturity, in future periods for leases on property.

Minimum future payments under operating leases	31 December 2008 €/000	31 December 2007 €/000
Under one year	2,225	3,023
One to five years	3,253	4,439
Over five years	–	

The amount reported in the table refers to leases on cars, computers and other electronic equipment; buildings and offices are excluded.

Non-cancellable finance leases with the Campari Group as lessee

The commitment in relation to finance lease contracts entered into by the Parent Company in 2003 for the property complex in Novi Ligure and by the newly-acquired subsidiary, Sabia S.A., stipulates the following future minimum payments. The relationship between these and their present value is also reported.

Finance leases	31 December 2008		31 December 2007	
	Minimum future payments €/000	Present value of future payments €/000	Minimum future payments €/000	Present value of future payments €/000
Under one year	3,703	3,382	3,557	3,171
One to five years	10,925	10,478	13,523	12,860
Over five years	–			
Total minimum payments	14,627	13,860	17,080	16,030
Financial charges		(767)	(1,049)	
Present value of minimum future payments	**13,860**	**13,860**	**16,030**	**16,030**

Existing contractual commitments for the purchase of properties, equipment and machinery

These commitments totalled €17.1 million, and all expire within the year.

This item includes around €16 million in respect of the Parent Company for the contract to build the new headquarters at Sesto San Giovanni and the new storage facility for finished products at Novi Ligure.

Other commitments

The Group's other commitments for purchases of goods or services primarily consist of:

- purchases of raw materials relating to wine and grapes for the production of Cinzano still and sparkling wines; these multi-year contracts are entered into directly with the sellers pursuant to the Moscato d'Asti producers agreement;
- contractual agreements for the purchase of materials and advertising services;
- contractual agreements for the purchase of packaging, goods and maintenance materials and supplies, as well as services associated with the activities of the production units;
- leases and rentals amounting to €4.8 million for the Parent Company's lease agreement for the property located at Via Filippo Turati in Milan, the head office of some of the Group's Italian subsidiaries;
- sponsorship contracts.

Restrictions on the title and ownership of properties, equipment and machinery pledged to secure liabilities

The Group has several existing loans, with a current balance of €710 thousand, secured by mortgages on land and buildings and liens on machinery and equipment.

The original amount of these securities was €5.3 million.

Other guarantees

The Group has issued other forms of security in favour of third parties in the shape of customs bonds for excise taxes totalling €43.7 million at 31 December 2008 (€31.8 million at 31 December 2007).

46. Related parties

Davide Campari-Milano S.p.A. is controlled by Alicros S.p.A., with which the Group has not entered into transactions. Alicros S.p.A. is in turn controlled by Fincorus S.p.A.

In 2007, Fincorus S.p.A., and Davide Campari-Milano S.p.A. and its Italian subsidiaries joined the national tax consolidation scheme governed by articles 117 *et seq.* of the consolidation law on income tax (TUIR) for 2007, 2008 and 2009.

The tax receivables and payables of the individual Italian companies are therefore recorded as payables to the Parent Company's controlling shareholder, Fincorus S.p.A.

The Group's balance sheet at 31 December 2008 shows a receivable of €1,536 thousand due to Davide Campari-Milano S.p.A from its controlling shareholder Fincorus S.p.A and a payable of €16,464 thousand due to Fincorus S.p.A from the Italian subsidiaries.

The table below shows the net debit balance of €14,928 thousand.

In addition, in 2008 Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries joined the Group-wide VAT scheme for the three-year period 2008-2010, pursuant to article 73, paragraph 3 of Presidential Decree 633/72.

At 31 December 2008, the Parent Company and its Italian subsidiaries recorded a debit balance of €5,552 thousand due to Fincorus S.p.A.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions with related parties were carried out in the Group's interest.

In compliance with the requirements of Consob communication DEM 6064293 of 28 July 2006, the following table details the amounts of trade and financial transactions entered into with related parties.

31 December 2008	Trade receivables	Trade payables	Financial receivables	Receivables (payables) for tax consolidation	Receivables (payables) for Group VAT	Other
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Fior Brands Ltd.	1,144	–	16	–	–	
International Marques V.o.f.	1,483	(252)	–	–	–	
M.C.S. S.c.a.r.l.	2,565	(697)	621	–	–	14
Summa S.L.	–	(63)	–	–	–	
Fincorus S.p.A.				(14,928)	(5,552)	
	5,192	**(1,012)**	**636**	**(14,928)**	**(5,552)**	**14**
Balance sheet percentage of related item	2%	1%	16%	28%	11%	0%

31 December 2007	Trade receivables	Trade payables	Financial receivables	Receivables (payables) for tax consolidation	Receivables (payables) for Group VAT	Other
	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000	€ / 000
Fior Brands Ltd.	1,485	(269)	67	–	–	
International Marques V.o.f.	1,330	(358)	–	–	–	
M.C.S. S.c.a.r.l.	2,340	(769)	756	–	–	14
Summa S.L.	3,397	(1,865)	–	–	–	
Fincorus S.p.A.	–	–	–	(17,107)	–	–
	8,553	**(3,262)**	**823**	**(17,107)**	**–**	**14**
Balance sheet percentage of related item	3%	2%	29%	36%	–	0%

31 December 2008	Sale of merchandise € / 000	Trade allowances € / 000	Other income and charges € / 000	Financial income € / 000	Profit (loss) of joint ventures € / 000
Fior Brands Ltd.	–	–	232	–	–
International Marques V.o.f.	3,813	(1,636)	46	–	65
M.C.S. S.c.a.r.l.	8,370	(1,516)	36	19	177
Summa S.L.	740	(918)	(1,585)	–	(12)
	12,922	**(4,070)**	**(1,270)**	**19**	**230**

31 December 2007	Sale of merchandise € / 000	Trade allowances € / 000	Other income and charges € / 000	Financial income € / 000	Profit (loss) of joint ventures € / 000
Fior Brands Ltd.	1,609	(1,028)	(252)	90	(614)
International Marques V.o.f.	3,675	(1,806)	14	–	107
M.C.S. S.c.a.r.l.	7,167	(2,367)	49	38	200
Summa S.L.	7,076	(4,067)	24	–	3
	19,527	**(9,268)**	**(165)**	**128**	**(303)**

Financial receivables at 31 December 2008 include a loan to MCS S.c.a.r.l. of €621 thousand granted by Campari Finance Belgium S.A.
This loan carries variable-rate interest at 3-month Euribor + 25 basis points.

Remuneration paid to the Parent Company's directors who held management positions in the Group with strategic responsibility was as follows:

	31 December 2008 €/000	31 December 2007 €/000
Short-term benefits	4,032	5,647
Defined contribution benefits	42	39
Stock options	1,026	823
	5,100	**6,509**

47. Employees

The following tables indicate the average number of employees at the Group, broken down by business sector, category and region.

Business sector	31 December 2008	31 December 2007
Production	673	686
Sales and distribution	654	593
General	319	310
Total	**1,646**	**1,589**

Category	31 December 2008	31 December 2007
Managers	109	96
Clerical	974	918
Manual	564	575
Total	**1,646**	**1,589**

Region	31 December 2008	31 December 2007
Italy	837	859
Abroad	809	730
Total	**1,646**	**1,589**

48. Events taking place after the end of the year

Acquisition of Odessa

On 13 March 2009, the Campari Group acquired 99.25% of the share capital of Ukrainian company CJSC Odessa Plant of Sparkling Wines.

Please see the relevant section in the directors' report for further information.

Milan, 18 March 2009

Chairman of the Board of Directors
Luca Garavoglia

Certification of the consolidated accounts pursuant to article 81-*ter* of Consob Regulation 11971 of 14 May 1999 as amended

1. We the undersigned, Robert Kunze-Concewitz and Stefano Saccardi, Managing Directors of Davide Campari-Milano S.p.A., and Paolo Marchesini, Managing Director and Director responsible for preparing the accounting statements of Davide Campari-Milano S.p.A., hereby certify, taking into account the provisions of article 154-*bis*, paragraphs 3 and 4 of Legislative Decree 58 of 24 February 1998:

• the appropriateness, in relation to the nature of the business, and

• the effective application

of the administrative and accounting procedures used to prepare the 2008 consolidated accounts.

2. We also certify that the consolidated accounts for the year ending 31 December 2008:

a) accurately represent the figures contained in the accounting records;

b) were prepared in accordance with the International Financial Reporting Standards adopted by the European Commission according to the procedure set out in article 6 of Regulation (EC) 1606/02 of the European Parliament and of the Council of 19 July 2002, and are therefore considered to give a true and fair view of the financial situation of the issuer and its subsidiaries.

Milan, 18 March 2009

Managing Director
Robert Kunze-Concewitz

Managing Director
and Director responsible
for preparing the company's accounting statements
Paolo Marchesini

Managing Director
Stefano Saccardi

REPORT OF THE INDEPENDENT AUDITORS

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders
of Davide Campari-Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari-Milano S.p.A. and its subsidiaries, (the "Campari Group") as of and for the year ended December 31, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the Davide Campari-Milano S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference should be made to our report dated April 10, 2008.

3. In our opinion, the consolidated financial statements of Campari Group at December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations, the changes in shareholders' equity and the cash flows of the Campari Group for the year then ended.

4. The management of Davide Campari-Milano S.p.A. is responsible for the preparation of the Directors' report in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements as required by art. 156, paragraph 4-bis, letter d) of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Directors' report is consistent with the consolidated financial statements of the Campari Group as of December 31, 2008.

Milan, April 10, 2009

Reconta Ernst & Young S.p.A.
signed by: Alberto Romeo, partner

REPORT OF THE BOARD OF STATUTORY AUDITORS

DAVIDE CAMPARI MILANO S.p.A.

Registered office at via Filippo Turati, 27 – MILAN

Share capital: 29,040,000 euro

Tax code – Companies Register no. 06672120158 – REA (business administration register) no. 1112227

Report of the Board of Statutory Auditors on the consolidated accounts for the year ending 31 December 2008 pursuant to article 41 of Legislative Decree 127 of 9 April 1991

_ * * * * * _

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

As part of our duties we have audited, pursuant to article 41 of Legislative Decree 127/91, the consolidated accounts of the Parent Company Davide Campari Milano S.p.A. for the year ending 31 December 2008, which were drawn up in accordance with IAS/IFRS, pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002. The accounts for the year ending 31 December 2008 show net profit for the year of € 126,746 thousand (of which € 199 thousand pertains to third parties), total assets of € 1,803,107 thousand and shareholders' equity of € 954,997 thousand (of which € 2,136 thousand is attributable to minorities). Memorandum accounts are no longer included since, following the adoption of IAS, they are now recorded as a liability in the balance sheet or described as commitments; they are therefore shown in this way in the accounts and accompanying documents submitted for review.

A) Audit of the consolidated balance sheet

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing consolidated accounts, interpreted and supplemented by accounting principles issued by the Italian association of chartered accountants and Consob recommendations where relevant, as well as IAS/IFRS accounting standards, pursuant to Legislative Decree 38 of 28 February 2005 implementing EC Regulation 1606 of 18 July 2002, in accordance with the interpretation provided by the Italian Accounting Body (OIC);

2. The legal audits of the Italian subsidiaries' accounts were conducted by their respective boards of statutory auditors, while the accounting audit was carried out by the external auditor, Reconta Ernst & Young S.p.A, in its capacity as principal auditor.

   We have not audited the accounts of the subsidiaries directly as this task was beyond our remit, and therefore our opinion applies solely to the consolidated accounts;

3. We have examined the basis of consolidation and have noted that all subsidiaries are fully consolidated and that joint ventures and affiliated companies have been valued at equity.

   The changes in the basis of consolidation versus the previous year are discussed in detail in the notes to the accounts. These changes are the consequence of new acquisitions. Although the mergers and liquidations carried out during the year led to changes in the basis of consolidation, they had no effect on it.

4. The consolidation principles adopted comply with the provisions of IAS 27. In particular:
   - the basis of consolidation is defined based on the concept of financial control exercised directly or indirectly by the Parent Company and its Italian subsidiaries pursuant to IAS 27, and on the concept of significant influence;
   - the reporting date for the consolidated accounts coincides with the end of the Parent Company's financial year (31 December 2008), and the accounts are based on the financial statements of the companies included in the basis of consolidation which have the same financial year;
   - the assets and liabilities, and expenses and revenues for consolidated companies are fully reflected in the consolidated accounts; the book value of the equity investments is eliminated against the corresponding portion of the shareholders' equity of the subsidiaries (individual assets and liabilities are assigned the value given to them on the date control was acquired) and any differences are recorded either under the asset item "goodwill", if positive, or are allocated to the income statement if negative;
   - minority interests in shareholders' equity are reported under appropriate items in the

accounts; these are determined on the basis of the current values assigned to assets and liabilities on the date control was assumed, excluding any related goodwill.

5. The following companies, in which the Group owns a minority stake, were consolidated using the equity method: Fior Brands Ltd (in liquidation), International Margue V.o.f., M.C.S. S.c.a.r.l., and Focus Brands Trading (India) Private Ltd.

6. Reconta Ernst & Young, the company appointed to audit the consolidated accounts, has informed us that the auditors' report will be issued on time and that it will make no recommendations.

7. The documentation examined and the information obtained do not show any departure from the legislation governing consolidated accounts as supplemented by the above-mentioned accounting principles and by the regulations governing the conduct of boards of statutory auditors.

8. The form and content of the notes to the accounts are in accordance with IAS 1. In particular:

   - the consolidated accounts include the income statements and balance sheets of the Parent Company and the Italian and foreign companies over which the Parent Company exercises direct or indirect control, as defined in IAS 27 (Consolidated and Separate Financial Statements);
   - the IAS/IFRS principles in force at the end of the accounting year were applied, as interpreted by the OIC;
   - the use of the fair value method as provided for or allowed by IAS/IFRS is illustrated by the directors, who also report on its effects;
   - the formats stipulated by the relevant international accounting standards for the preparation of the balance sheet, income statement and notes to the accounts have been complied with. In particular, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately;
   - the notes to the accounts have been drafted in accordance with IAS 1; in addition, the list

of consolidated companies and the consolidation methods applied comply with IAS 27, and the directors provide comprehensive information on the basis of consolidation and any changes thereto, as well as on the consolidation methods. They also provide comments on individual items, and, in the report on operations, on the most significant facts, including events taking place after the end of the period.

- These accounting criteria have been uniformly applied, and no extraordinary situations or cases arose requiring exceptions to be made. There were therefore no changes compared to the previous year.

9. The new accounting standards applied to the consolidated accounts since last year are the following:
   - the amended IAS 38 (Intangible Assets), applied early on an optional basis from 1 January 2008, which establishes the recognition of advertising and promotional costs in the income statement. The directors have also highlighted the effects of this change;
   - the amended IAS 39 (Financial Instruments: Recognition and Measurement);
   - the amended IFRS 7 (Financial Instruments: Disclosures).

   The following interpretations were also issued during the period but had no impact on the Group's balance sheet:
   - IFRIC 12 (Service Concession Arrangements), effective from 1 January 2008;
   - IFRIC 14 on IAS 19 (Defined Benefit Assets and Minimum Funding Requirements), effective from 1 January 2008.
10. The notes to the accounts provide information on the nature and function of the new standards and the effects of their application, and on any amendments to the standards and/or their future application from 1 January 2009 and thereafter.
11. In our opinion, the above-mentioned consolidated accounts give a true and fair view of the Davide Campari Milano S.p.A. Group's balance sheet and income statement at 31 December 2008, in accordance with legislation governing consolidated accounts, as referred to in point

B) Review of the report on operations

1. We have reviewed the report on operations, which accompanies the consolidated financial statements, to verify that it complies with the minimum content required and that it is consistent with the consolidated accounts.

2. As a result of the review carried out, the Board of Auditors considers that the Group's report on operations is accurate and consistent with the consolidated financial statements.

Milan, 8 April 2009

Chairman of the Board of Statutory Auditors

Antonio Ortolani

Statutory auditors

Alberto Lazzarini

Giuseppe Pajardi

WWW.CAMPARIGROUP.COM

Bilancio consolidato al 31 dicembre 2008 Consolidated financial statements 2008

Bilancio consolidato al 31 dicembre 2008 **Consolidated financial statements 2008**


GRUPPO
CAMPARI

BILANCIO CONSOLIDATO
AL 31 DICEMBRE 2008





INDICE

DATI DI SINTESI

	2008 €milioni	2007 €milioni	variazione %	variazione % a cambi costanti
Vendite nette	**942,3**	**957,5**	**–1,6%**	**0,1%**
Margine di contribuzione	341,2	341,5	–0,1%	1,7%
EBITDA prima di oneri e proventi non ricorrenti	218,3	223,0	–2,1%	–0,1%
EBITDA	214,7	220,1	–2,5%	–0,4%
Risultato della gestione corrente	199,0	203,4	–2,1%	–0,1%
Risultato operativo	**195,4**	**200,6**	**–2,6%**	**–0,4%**
ROS % (risultato operativo / vendite nette)	**20,7%**	**20,9%**		
Utile prima delle imposte	172,4	183,3	–5,9%	–3,9%
Utile netto del Gruppo e di terzi	126,7	125,2	1,2%	3,2%
Utile netto del Gruppo	**126,5**	**125,2**	**1,1%**	**3,1%**
Utile base e diluito per azione (€)	**0,44**	**0,43**		
Numero medio dei dipendenti	1.646	1.589		
Free cash flow	123,0	125,3		
Acquisizioni di società o marchi	(86,6)	(29,3)		
Indebitamento netto	326,2	288,1		
Patrimonio netto del Gruppo e di terzi	955,0	878,6		
Attivo immobilizzato	1.134,4	995,7		
ROI % (risultato operativo / attivo immobilizzato)	**17,2%**	**20,1%**		

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Robert Kunze-Concewitz
Amministratore Delegato e Chief Executive Officer

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Stefano Saccardi
Amministratore Delegato e Officer Legal Affairs and Business Development

Eugenio Barcellona
Amministratore e membro del Comitato Remunerazione e Nomine

Enrico Corradi
Amministratore, membro del Comitato Remunerazione e Nomine
e membro del Comitato Audit

Cesare Ferrero
Amministratore e membro del Comitato Audit

Marco P. Perelli-Cippo
Amministratore e membro del Comitato Audit

Renato Ruggiero
Amministratore e membro del Comitato Remunerazione e Nomine

COLLEGIO SINDACALE (2)

Antonio Ortolani
Presidente

Alberto Lazzarini
Sindaco Effettivo

Giuseppe Pajardi
Sindaco Effettivo

Alberto Giarrizzo Garofalo
Sindaco Supplente

Gian Paolo Porcu
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (3)

Reconta Ernst & Young S.p.A.

(1) Il Consiglio di Amministrazione, di nove membri, è stato nominato il 24 aprile 2007 dall'Assemblea degli azionisti e resterà in carica per il triennio 2007-2009. Luca Garavoglia è stato confermato Presidente con i poteri di legge e statutariamente previsti.
L'Assemblea degli azionisti del 29 aprile 2008 ha ratificato la nomina ad Amministratore di Robert Kunze-Concewitz del 8 maggio 2007.
Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Paolo Marchesini e Stefano Saccardi, i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2009:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Il Consiglio di Amministrazione del 14 maggio 2008 ha confermato Robert Kunze-Concewitz nella carica di Amministratore Delegato, con poteri e deleghe pari a quelli attribuiti il 23 luglio 2007 e analoghi a quelli conferiti a Paolo Marchesini e Stefano Saccardi.

(2) Il Collegio Sindacale è stato nominato dall'Assemblea degli Azionisti del 24 aprile 2007 e resterà in carica sino all'approvazione del bilancio dell'esercizio 2009.

(3) L'incarico è stato conferito dall'Assemblea degli Azionisti del 24 aprile 2007 che ha riconfermato Reconta Ernst & Young S.p.A. per la revisione dei bilanci degli esercizi 2007, 2008 e 2009.



EVENTI SIGNIFICATIVI DELL'ESERCIZIO

Cessazione del contratto di distribuzione di 1800 tequila e Gran Centenario

Dal 1 gennaio 2008 il Gruppo ha interrotto la distribuzione in licenza negli Stati Uniti dei *brand* 1800 *tequila* e Gran Centenario.

Il gruppo Cuervo, proprietario dei marchi, ne ha assunto la gestione diretta attraverso una società interamente controllata.

Acquisizione di Cabo Wabo

Secondo quanto contrattualmente definito nel maggio 2007, il 2 gennaio 2008 è avvenuto il *closing* dell'acquisizione Cabo Wabo.

Il valore dell'operazione è stato US$ 80,8 milioni, pari a un multiplo di 11,9 volte l'EBITDA realizzato nel 2007, per un controvalore di €56,9 milioni comprensivo di spese legali e oneri.

Il Gruppo avrà la possibilità di acquisire il restante 20% di Cabo Wabo in due *tranche*, pari, rispettivamente, al 15% e al 5%, attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado e la *ultra luxury* Cabo Uno.

Distribuzione negli Stati Uniti degli Scotch whisky Morrison Bowmore e del rum Flor de Caña

In seguito alla definizione di due nuovi accordi, dal 1 gennaio 2008 Skyy Spirits LLC, è diventata distributore esclusivo per il mercato statunitense degli *Scotch whisky* di Morrison Bowmore Distilleries, controllata dal gruppo giapponese Suntory, e del *rum* Flor de Caña, *brand* di proprietà di Compañia Licorera de Nicaragua e rum più venduto nell'America centrale.

L'accordo con Morrison Bowmore riguarda i *brand* di *single malt Scotch Whisky* Bowmore (Islay), Auchentoshan (Lowland) e Glen Garioch (Highland), mentre quello con Compañia Licorera de Nicaragua è relativo alla gamma completa del *rum* Flor de Caña.

Con l'integrazione di questi prodotti, Skyy Spirits, LLC rafforza ulteriormente il suo portafoglio *spirit* con dei marchi *super premium* in due segmenti di mercato fondamentali quali lo *whisky* e il *rum* che, insieme con la vodka, rappresentano i primi tre segmenti di *spirit* negli Stati uniti.

Vendita di un immobile a Cinisello Balsamo

Il 27 febbraio 2008 Davide Campari-Milano S.p.A. ha perfezionato la vendita di un immobile a uso industriale, adibito a magazzino prodotti finiti, sito a Cinisello Balsamo in provincia di Milano.

Con la chiusura dello stabilimento di Sesto San Giovanni e il trasferimento dell'attività produttiva a Novi Ligure, il magazzino di Cinisello Balsamo, nelle immediate vicinanze del vecchio stabilimento, ha infatti perso la sua funzione di servizio al vecchio sito produttivo.

L'immobile è stato ceduto per l'importo di €6,7 milioni, con una plusvalenza di €6,1 milioni.

Lancio di SKYY Infusions

Nel mese di marzo, Skyy Spirits, LLC ha annunciato il lancio di SKYY Infusions, una nuova gamma di prodotti altamente innovativa, all'interno della categoria delle *flavoured* vodka.

SKYY Infusions è una produzione naturale, fatta con SKYY Vodka ed essenze di frutta e realizzata con un processo di infusione esclusivo e brevettato; la gamma comprende sei gusti, ananas, limone, lampone, ciliegia, *passion fruit* e uva.

Prima del lancio il prodotto è stato sottoposto ai *test* qualitativi presso il Beverage Testing Institute (BTI) di Chicago e ciascun gusto è risultato vincente rispetto a tutte le altre *flavored vodka* della stessa categoria.

La presentazione del prodotto è stata fatta in marzo e la distribuzione è iniziata in aprile.

Anche per la gamma SKYY Infusions viene utilizzata la nuova bottiglia di SKYY Vodka, dalla forma più alta e stretta e più lucente della precedente, ma sempre del caratteristico colore blu cobalto.

Nuovo accordo di distribuzione in Spagna

Dal 1 aprile 2008 la distribuzione dei principali prodotti del Gruppo in Spagna è stata affidata a Zadibe, società facente parte del gruppo Diego Zamora, un importante produttore e distributore internazionale di *spirit & wine*.

Contestualmente è stato interrotto l'accordo con il precedente distributore, Summa S.L., *joint venture* costituita con il gruppo Gonzales Byass.

Di conseguenza, il 14 aprile 2008, il Gruppo ha formalizzato la cessione, al gruppo Gonzales Byass, della partecipazione del 30% che deteneva in Summa S.L.

Liquidazione di Campari Teoranta e di Lacedaemon B.V.

Nell'ambito del progetto di continua semplificazione della struttura del Gruppo, il 2 aprile 2008 è stata avviata la procedura di liquidazione di Campari Teoranta, società finanziaria e di servizi, con sede a Dublino.

Inoltre, è stata anche liquidata Lacedaemon B.V., una *holding* di partecipazioni con sede ad Amsterdam.

Lancio di illyquore

Nel mese di giugno è stato presentato al mercato illyquore, un liquore al caffè frutto della collaborazione tra illycaffè e Gruppo Campari, caratterizzato da una ricetta innovativa, a base di 100% di pura arabica illy e senza aggiunta di aromi e/o coloranti.

La distribuzione di illyquore, affidata al Gruppo, è stata avviata in Italia nel mese di luglio ed è proseguita nel 2009 in alcuni mercati internazionali.

Acquisizione di Mondoro per il mercato USA

Nel mese di agosto 2008, la Capogruppo ha perfezionato l'acquisto nel marchio Mondoro per il mercato degli Stati Uniti per il valore di € 1,0 milioni, in tal modo consolidando l'intera proprietà della marca.

Nuovo stabilimento in Brasile e magazzino in Scozia

È stato avviato il progetto per l'edificazione di un nuovo stabilimento in Brasile, nello stato del Pernambuco, nel nord del paese.

La nuova unità produttiva, che sarà edificata su una superficie di circa 70.000 metri quadri, di cui circa 20.000 coperti dedicati a cantine, aree di imbottigliamento e magazzini, aumenterà significativamente la capacità produttiva locale, adeguandola alle ambiziose previsioni di sviluppo del Gruppo in Brasile e Sudamerica.

Il nuovo stabilimento si affiancherà a quello principale di Sorocaba, nello Stato di San Paolo, mentre lo stabilimento di Jabotao, sempre nello stato del Pernambuco, cesserà l'attività contestualmente all'avvio delle produzioni nel nuovo stabilimento, indicativamente alla fine del 2009.

Il Gruppo ha perfezionato l'acquisto di un magazzino per lo stoccaggio e l'invecchiamento dello whisky in Scozia, a Burncrook, non distante dalla distilleria Glen Grant. Nel corso dell'anno sono iniziati i lavori che renderanno operativo l'investimento alla fine del 2009.

Default della banca d'affari Lehman Brothers

Il 15 settembre 2008 la banca d'affari Lehman Brothers ha annunciato l'avvio della propria procedura fallimentare.

Il Gruppo, che con tale banca aveva strutturato alcune delle coperture sui tassi di interesse dei propri prestiti obbligazionari e *private placement*, ha esercitato la facoltà di *early termination* prevista dai contratti in caso di *default* della controparte.

Gli strumenti derivati in questione sono stati quindi classificati tra i crediti finanziari non correnti a un valore corrispondente al loro *fair value* alla data del *default*, adeguato al presunto valore di realizzo, stimato al 30% del valore nominale dei crediti.

L'effetto totale sul conto economico 2008 del Gruppo è un onere finanziario netto di €3,3 milioni.

Accordo per la produzione e vendite di Cointreau in Brasile

Nel corso del mese di ottobre 2008, è stato finalizzato un accordo con il gruppo francese Remy Cointreau per la produzione e la distribuzione del liquore Cointreau sul mercato brasiliano a partire dal 1 gennaio 2009.

L'accordo ha una durata di tre anni, eventualmente rinnovabile tra le parti per altri due.

Acquisizione di Destiladora San Nicolas

Il 11 novembre 2008 il Gruppo ha formalizzato l'acquisizione del 100% di Destiladora San Nicolas, S.A. de C.V., le cui attività includono una distilleria, i *brand* di *tequila* Espolón e San Nicolas, degli *stock* di *tequila* e una struttura distributiva per il mercato messicano.

Il prezzo dell'acquisizione, pagato in contanti, è stato pari a US$ 17,5 milioni per il 100% del capitale.

Il controvalore al tasso di cambio alla data della transazione è pari, inclusi gli oneri accessori, a €14,0 milioni.

Il valore complessivo della transazione include anche l'accollo del debito finanziario della società alla stessa data, pari a US$ 10,0 milioni (€8,2 milioni) e il riconoscimento al venditore di un *earn out*, negli anni 2009, 2010 e 2011, basato sui volumi di vendita incrementali di ciascuno di questi esercizi.

Il valore totale dell'operazione corrisponde a un multiplo di circa 10 volte l'EBITDA atteso nel 2009 dopo le sinergie.

Il portafoglio prodotti, con un volume totale di circa 50.000 casse da 9 litri, distribuite principalmente in Messico, è composto dalle marche di *tequila* Espolón, che ha conseguito diversi premi e include Espolón Blanco, Espolón Reposado ed Espolón Añejo, e San Nicolás, che include San Nicolás Blanco e San Nicolás Joven.

Espolón, che è prodotta secondo un processo naturale al 100%, nel pieno rispetto di rigorosi *standard* qualitativi che permettono di ottenere una *tequila* tra le più pure e delicate, gode di una forte reputazione e nel 2006 ha vinto il *Gold Award* presso la *World Spirits Competition* a San Francisco.

Destiladora San Nicolas è un'acquisizione strategica, in quanto consente al Gruppo di ottenere un accesso diretto al mercato messicano, tramite una struttura produttiva e distributiva consolidata e di rafforzare così la propria presenza in un mercato in crescita per i *premium spirit*.

Acquisizione di Sabia

Il 28 novembre 2008, il Gruppo ha finalizzato l'acquisizione del 70% del capitale della società argentina Sabia S.A. per un valore di US$ 4,2 milioni (€3,4 milioni al tasso di cambio alla data della transazione), oltre a US$ 3,6 milioni (€2,8 milioni al tasso di cambio alla data della transazione) di debito finanziario.

Il valore totale dell'operazione corrisponde a un multiplo di circa 8 volte l'EBITDA atteso nel 2009.

Sabia S.A. è stata costituita nel 2006 da alcuni *manager* di Allied Domecq e i suoi *asset* sono un impianto produttivo, una struttura commerciale e distributiva di *spirit* e *wine* tra le più importanti sul mercato argentino, nonché le licenze di distribuzione relative a un ampio portafoglio di forti marchi internazionali e locali.

Questa transazione è un'opportunità strategica per il Gruppo per realizzare importanti sinergie e per espandere il proprio portafoglio nel mercato argentino.

Joint venture in India

Il 23 dicembre 2008 il Gruppo ha acquistato una partecipazione di minoranza del 26% nella *joint venture* Focus Brands Trading (india) Private Ltd. operante in India.

La partecipazione di maggioranza nella società è detenuta dal gruppo Jubilant, una conglomerata indiana operante in vari *business*.

La società distribuisce i *brand* importati del Gruppo e il *brand* Old Smuggler, marchio con il quale localmente vengono prodotti su licenza sia uno *Scotch whisky* che un *rum* e un *gin*.

Area di Sesto san Giovanni

Nel corso dell'anno 2008 sono proseguite, e quasi ultimate, le opere di costruzione della futura nuova sede di alcune delle società italiane del Gruppo, a Sesto San Giovanni.

L'ultimazione della costruzione e il trasferimento degli uffici sono previsti per il primo semestre del 2009.

ANDAMENTO DELLE VENDITE

Evoluzione generale

Le vendite del 2008 sono state significativamente condizionate dal rallentamento degli ordini intervenuto nell'ultimo trimestre dell'anno e imputabile ai gravi eventi finanziari che, dagli Stati Uniti si sono abbattuti con estrema rapidità, seppure con diversa intensità, su quasi tutte le economie mondiali.

In particolare, la crisi di liquidità dei mercati finanziari ha innescato una forte e improvvisa stretta creditizia che, tra l'altro, colpendo i distributori, ha determinato anche una drastica riduzione del livello di scorte presenti nel mercato.

Per quanto concerne i consumi, al contrario, nonostante il peggioramento del livello di fiducia dei consumatori, il mercato ha tutto sommato evidenziato un buon livello di tenuta complessiva.

Le vendite nette nell'intero anno 2008 sono state pari a €942,3 milioni, in lieve contrazione (1,6%) rispetto a quelle del 2007, per via di variazioni negative di perimetro (–2,7%) e di cambio (–1,6%); nonostante lo sfavorevole contesto generale dei mercati si registra peraltro una crescita organica delle vendite positiva e pari a 2,7%.

La tabella sotto riportata mostra il dettaglio della variazione delle vendite, in valore e in percentuale, nonché il significativo impatto negativo determinato dalla variazione di perimetro e dall'effetto cambio.

	€milioni	in % sul 2007
– vendite nette 1 gennaio-31 dicembre 2008	942,3	
– vendite nette 1 gennaio-31 dicembre 2007	957,5	
Variazione totale	**–15,2**	**–1,6%**
di cui:		
crescita organica	26,0	2,7%
variazioni di perimetro	–25,5	–2,7%
variazioni di cambio	–15,7	–1,6%
Variazione totale	**–15,2**	**–1,6%**

La crescita organica è stata determinata dal buon andamento delle vendite della maggior parte dei *brand* principali, con Skyy Vodka e Aperol in crescita a doppia cifra, e con uno sviluppo più contenuto, ma sempre positivo, per Campari, Crodino e Cinzano.

Le variazioni di perimetro, prevalentemente attribuibili all'interruzione della distribuzione di 1800 *tequila* negli Stati Uniti, hanno evidenziato un saldo netto negativo di €25,5 milioni, pari al 2,7% delle vendite 2007.

La cessazione di questo importante accordo distributivo, avvenuta a fine dicembre 2007, ha infatti determinato minori vendite rispetto allo scorso anno per €53,9 milioni ed è stata solo in parte compensata dalla crescita per linee esterne, pari a €28,4 milioni; le vendite di Cabo Wabo e X-Rated complessivamente sono state infatti pari a €22,4 milioni, quelle derivanti da nuovi accordi distributivi negli Stati Uniti (Morrison Bowmore e Flor de Caña) pari a €5,3 milioni e, infine, quelle relative ai *brand* di terzi venduti dalla neo acquisita Sabia S.A.: in Argentina, nel solo mese di dicembre 2008, sono state pari a €0,7 milioni.

Per quanto concerne i *brand* oggetto delle due acquisizioni perfezionate nel 2007, la *performance* di X-Rated Fusion Liqueur è stata molto positiva e in linea con gli obiettivi di sviluppo prefissati per la marca, mentre, per quanto riguarda Cabo Wabo, le vendite del primo anno sono state inferiori alle attese, in quanto hanno scontato la contrazione generalizzata dei consumi di prodotti *ultra premium* nel canale *on trade* nonché le naturali difficoltà connesse al passaggio della marca dalla struttura distributiva del venditore a quella di Skyy Spirits, LLC.

Vendite del 2008: dettaglio dell'effetto perimetro	€ milioni
X-Rated Fusion Liqueur	6,8
Cabo Wabo	15,6
Subtotale *brand* del Gruppo	**22,4**
Cessata distribuzione *tequila* in USA	–53,9
Brand di terzi (Morrison Bowmore e Flor de Caña in USA; *Brand* distribuiti da Sabia S.A. in Argentina)	6,0
Subtotale *brand* di terzi	**–47,9**
Totale variazione di perimetro	**–25,5**

Anche i tassi di cambio hanno avuto un impatto negativo sulle vendite del Gruppo in quanto, rispetto ai valori medi del 2007, l'oscillazione delle valute ha determinato un'erosione di 1,6% sulle vendite del 2008.

Nella seconda parte dell'anno, la marcata rivalutazione del Dollaro USA ha parzialmente attenuato l'effetto cambi negativo che, nel primo semestre 2008, risultava essere infatti ampiamente superiore (2,5%).

Il Dollaro USA, come dato medio 2008, si è svalutato nei confronti dell'Euro del 6,8%, mentre la rilevazione puntuale al 31 dicembre 2008 evidenzia una rivalutazione sull'Euro del 5,8% rispetto all'anno precedente.

Il Real brasiliano, al contrario, ha avuto un andamento opposto, evidenziando una marcata svalutazione proprio negli ultimi mesi del 2008; conseguentemente, mentre il valore medio annuo risulta sostanzialmente allineato a quello del 2007 (–0,4%), il dato al 31 dicembre 2008 rileva una svalutazione del 19,5% rispetto all'Euro.

Tra le altre valute significative per il Gruppo, la Sterlina inglese ha evidenziato una significativa tendenza negativa, mentre il Franco svizzero si è leggermente rivalutato.

La tabella seguente evidenzia i cambi medi e di fine anno per i due periodi posti a confronto.

Cambi	2008	2007	Variazione %
US$ x 1 € cambi medi dell'anno	1,471	1,371	–6,8%
US$ x 1 € cambi al 31 dicembre	1,392	1,472	5,8%
BRC x 1 € cambi medi dell'anno	2,675	2,665	–0,4%
BRC x 1 € cambi al 31 dicembre	3,244	2,611	–19,5%
CHF x 1 € cambi medi dell'anno	1,587	1,643	3,5%
CHF x 1 € cambi al 31 dicembre	1,485	1,655	11,4%
CNY x 1 € cambi medi dell'anno	10,225	10,419	1,9%
CNY x 1 € cambi al 31 dicembre	9,496	10,752	13,2%
GBP x 1 € cambi dell'anno	0,797	0,685	–14,1%
GBP x 1 € cambi al 31 dicembre	0,953	0,733	–23,0%
ARS x 1 € cambi medi dell'anno	4,641	4,271	–8,0%
ARS x 1 € cambi al 31 dicembre	4,804	4,637	–3,5%

Vendite per area geografica

A livello di aree geografiche il 2008 ha evidenziato una crescita delle vendite in Europa e nell'area "resto del mondo e *duty free*", una leggera contrazione in Italia e una flessione più marcata per l'area Americhe, peraltro prevalentemente attribuibile alla variazione negativa di perimetro e all'impatto sfavorevole dei tassi di cambio.

Le due tabelle sotto riportate espongono rispettivamente, la prima, la dimensione a valore e l'incidenza percentuale di ciascuna area rispetto alle vendite totali del Gruppo e la seconda, la scomposizione della variazione totale delle vendite di ciascuna area nelle tre componenti di variazione organica, effetto perimetro e effetto cambi.

	2008		2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
Italia	387,3	41,1%	393,2	41,1%	–1,5%
Europa	212,9	22,6%	197,6	20,6%	7,8%
Americhe	296,5	31,5%	322,9	33,7%	–8,2%
Resto del mondo e *duty free*	45,6	4,8%	43,8	4,6%	4,0%
Totale	**942,3**	**100,0%**	**957,5**	**100,0%**	**–1,6%**

Analisi della variazione %	totale	crescita organica	variazione perimetro	effetto cambio
Italia	–1,5%	–1,5%	0,0%	0,0%
Europa	7,8%	8,3%	0,0%	–0,5%
Americhe	–8,2%	4,1%	–8,0%	–4,3%
Resto del mondo e *duty free*	4,0%	5,1%	0,4%	–1,5%
Totale	**–1,6%**	**2,7%**	**–2,7%**	**–1,6%**

L'**Italia**, con vendite pari a €387,3 milioni, si conferma principale primo mercato del Gruppo con un'incidenza del 41,1% sul totale, invariata rispetto allo scorso anno.

Le vendite 2008 hanno evidenziato una contrazione del 1,5%, in quanto la buona *performance* di Aperol, Crodino e, in misura più contenuta, anche di Campari, non è stata sufficiente a compensare il rallentamento di CampariSoda, la leggera flessione del portafoglio *wine* e la pesante contrazione delle vendite di bibite e acque minerali, determinatasi in larga misura nell'importante secondo semestre dell'anno.

In **Europa**, le vendite sono state pari a €212,9 milioni e, rispetto allo scorso anno, la crescita complessiva è stata del 7,8% (+8,3% a cambi costanti).

Tutti i principali mercati europei del Gruppo, *in primis* Germania, Russia e Svizzera, ma anche Francia, Belgio e Spagna, nel 2008 hanno visto un andamento positivo delle vendite.

Particolarmente significativo è stato lo sviluppo sul mercato russo che, globalmente, ha evidenziato ancora una volta una robusta crescita a due cifre, nonostante il rallentamento degli ordini di *vermouth* Cinzano negli ultimi due mesi dell'anno.

Nell'area **Americhe**, le vendite del 2008 sono state pari a €296,5 milioni e, complessivamente, si è avuta una flessione del 8,2% rispetto al 2007, per via dei significativi effetti perimetro (–8,0%) e cambi (–4,3%); la crescita organica dell'area è stata al contrario soddisfacente e pari al 4,1%.

La tabella sotto riportata evidenzia un ulteriore dettaglio dell'evoluzione del *business* in USA e Brasile, mercati che rappresentano, complessivamente, circa il 94% delle vendite dell'area Americhe.

	2008		2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
USA	203,2	68,5%	229,4	71,1%	-11,4%
Brasile	76,6	25,8%	79,8	24,7%	-4,0%
Altri paesi	16,7	5,6%	13,7	4,2%	22,4%
Totale	**296,5**	**100,0%**	**322,9**	**100,0%**	**-8,2%**

Analisi della variazione %	totale	crescita organica	variazione perimetro	effetto cambio
USA	-11,4%	5,9%	-11,9%	-5,4 %
Brasile	-4,0%	-3,6%	0,0%	-0,4%
Altri paesi	22,4%	18,8%	11,3%	-7,7%
Totale	**-8,2%**	**4,1%**	**-8,0%**	**-4,3%**

Gli **Stati Uniti**, che rappresentano circa i due terzi dell'area Americhe, hanno evidenziato una contrazione delle vendite del 11,4%, interamente determinata dalla variazione di perimetro (-11,9%) e dalla svalutazione del Dollaro USA (-5,4%); al netto di questi fattori contingenti, la crescita organica delle vendite è stata pari al 5,9%.

Tale risultato appare estremamente positivo sia in considerazione del contesto macro-economico sia in relazione agli importanti eventi che hanno caratterizzato l'attività di Skyy Spirits, LLC.

Nel corso dell'anno infatti, il portafoglio prodotti della società ha subito cambiamenti importanti, che hanno pesantemente influito sulla gestione e sull'organizzazione delle strutture di *marketing* e vendita; in particolare:

- dal 1 gennaio 2008 è cessata la distribuzione di 1800 *tequila, brand* di terzi che nel 2007 aveva generato vendite per circa 74 milioni di Dollari USA;
- sempre da gennaio 2008 è stata avviata la commercializzazione della neo acquisita *tequila* Cabo Wabo, nonché la distribuzione di nuovi importanti marchi di terzi, quali Morrison Bowmore e Flor de Caña;
- infine, per quanto concerne il *brand* SKYY, nel mese di aprile 2008 è stata introdotta SKYY Infusions, la nuova gamma di *flavoured vodka*, e contestualmente è stato modificato il *packaging* dell'intera gamma SKYY Vodka.

In questo contesto, il *brand* SKYY ha realizzato sul mercato domestico una più che soddisfacente crescita del 9,2% rispetto al 2007.

In **Brasile**, l'anno è terminato con una flessione organica delle vendite del 3,6% (-4,0% a cambi costanti), totalmente imputabile al risultato negativo delle vendite ai distributori dell'ultimo trimestre.

Infatti, se da un lato i consumi finali di alcolici non hanno subito flessioni significative e i marchi principali del Gruppo, ovvero Campari, Old Eight, Drury's e Dreher continuano a mostrare una solida crescita dei consumi ed un aumento della quota di mercato, dall'altro lato la crisi dei mercati finanziari ha limitato le disponibilità di importanti clienti.

Oltre a ciò, occorre tenere presente che, nella prima parte dell'anno, era stato introdotto un significativo incremento dell'imposta sul valore aggiunto (ICMS) nello Stato di San Paolo, dove il Gruppo ha una posizione di particolare forza; tale evento ha sicuramente avuto un impatto negativo sulle vendite dei *brand* meno *premium*, quali Dreher e Cynar.

Il risultato di vendita degli **altri paesi dell'area Americhe** è stato estremamente positivo, con una crescita organica del 18,8%, determinata principalmente da Argentina, Canada e Messico.

L'area **Resto del Mondo e *duty free*** nel 2008 ha realizzato una crescita complessiva del 4,0% (+5,1% a cambi e perimetro costanti).

Il *trend* delle vendite continua a essere positivo nel canale *duty free* (che rappresenta più del 40% di quest'area), nonostante il fatto che nell'ultimo trimestre dell'anno il calo del traffico aereo abbia comportato un certo rallentamento dei consumi.

Per quanto concerne gli altri mercati, è opportuno rimarcare la buona *performance* realizzata in Giappone, con Campari e gli spumanti Cinzano e la flessione delle vendite riportata in Australia, a causa del differimento degli ordini di Riccadonna, il *brand* principale esportato in questo mercato.

Vendite per area di business

La lieve flessione delle vendite rilevata nel 2008 (1,6%) è interamente imputabile a variazioni negative di perimetro di consolidamento (–2,7%) e di cambio (–1,6%), mentre la crescita organica delle vendite, considerando la situazione dei mercati, è stata soddisfacente e pari a 2,7%.

Per quanto concerne la *performance* per area di business, gli *spirit*, dove si è concentrata la quasi totalità degli effetti negativi di perimetro e cambio, pur evidenziando una crescita organica del 2,4%, sono l'unica area che chiude l'anno complessivamente in territorio negativo (–3,4%).

A livello organico peraltro, anche le altre aree di *business* evidenziano una crescita, pari a 4,4% per gli *wine*, 0,6% per i *soft drink* e 14,2% per le altre vendite.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite per area di *business* e, per ciascuna di esse, l'analisi della variazione totale nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	2008		2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
Spirit	663,9	70,5%	687,1	71,8%	–3,4%
Wine	157,6	16,7%	151,3	15,8%	4,1%
Soft drink	103,0	10,9%	102,4	10,7%	0,6%
Altre vendite	17,8	1,9%	16,7	1,7%	6,6%
Totale	**942,3**	**100,0%**	**957,5**	**100,0%**	**–1,6%**

Analisi della variazione %	totale	crescita organica	variazione perimetro	effetto cambio
Spirit	–3,4%	2,4%	–3,8%	–2,0%
Wine	4,1%	4,4%	0,3%	–0,6%
Soft drink	0,6%	0,6%	0,0%	0,0%
Altre vendite	6,6%	14,2%	0,0%	–7,6%
Totale	**–1,6%**	**2,7%**	**–2,7%**	**–1,6%**

Spirit

Nel 2008, le vendite degli *spirit* sono state pari a €663,9 milioni e con un'incidenza sul totale superiore al 70%; questo segmento si conferma pertanto largamente il *core business* del Gruppo.

Rispetto allo scorso anno si evidenzia una crescita organica del 2,4%; mentre la flessione complessiva delle vendite (–3,4%) è interamente imputabile a effetti perimetro (–3,8%) e cambio (–2,0%) negativi.

Si rammenta che la variazione di perimetro è stata determinata dall'interruzione della distribuzione di 1800 *tequila*, solo parzialmente compensata dalle vendite realizzate dalle nuove acquisizioni (Cabo Wabo e X-Rated) e dai nuovi accordi distributivi (Morrison Bowmore e Flor de Caña).

In relazione all'andamento dei *brand* principali del segmento *spirit*, **Campari** ha realizzato un incremento delle vendite del 2,0% a cambi costanti (1,3% a cambi correnti).

Il particolare, la marca ha avuto un positivo sviluppo delle vendite in Italia e nei principali mercati europei, mentre ha registrato una contrazione in Germania e in Brasile.

Sul mercato tedesco, il confronto con l'anno precedente è risultato ancora penalizzato dal forte effetto negativo sui volumi di vendita 2008, determinato dal consistente riposizionamento di prezzo realizzato nella seconda parte del 2007, che ha comportato una perdita di distribuzione nel canale *"discounter"*.

La leggera flessione di Campari in Brasile è invece riconducibile alla forte riduzione di ordini dei distributori, avvenuta nell'ultimo trimestre dell'anno. Peraltro la marca evidenzia una buona progressione dei consumi.

Il brand **SKYY** (SKYY Vodka e Infusions) ha conseguito una crescita del 11,1% a cambi costanti e del 4,1% a cambi correnti.

Nel mercato statunitense, che vale ancora circa il 85% del totale, il risultato di vendita è stato buono anche grazie al successo del lancio della nuova gamma SKYY Infusions, avvenuto nel mese di aprile 2008; nei mercati di esportazione SKYY Vodka ha realizzato globalmente una solida crescita a due cifre: Italia, Germania, Canada e il *duty free* sono i mercati principali che continuano a evidenziare tassi di sviluppo importanti, mentre particolarmente incoraggiante appare il forte sviluppo della marca in Cina.

Il 2008 non è stato un anno positivo per le vendite di **CampariSoda** che, quasi totalmente concentrate sul mercato italiano, hanno avuto una flessione del 6,3% rispetto al 2007.

Le vendite di questo *brand*, fortemente concentrate nel canale *on trade*, hanno risentito anche della riduzione del livello di scorte presenti nel canale tradizionale a seguito della crisi che ha colpito i mercati finanziari nell'ultimo trimestre dell'anno; al contrario, i dati Nielsen relativi al *sell out* della marca, che per l'anno intero rilevano una modesta contrazione delle vendite, evidenziano un miglioramento nel secondo semestre dell'anno, anche attribuibile alla nuova campagna TV.

Aperol ancora una volta chiude l'anno con una crescita delle vendite a due cifre e pari al 13,3%.

Lo straordinario *trend* positivo della marca è sostenuto sia dalla solida crescita sul mercato italiano, che vale più del 80% del totale, che dallo sviluppo di alcuni mercati europei, in particolare Germania e Austria, nei quali sia i risultati di *sell in* che i consumi sono stati superiori alle previsioni.

Le vendite di **Aperol Soda** hanno avuto invece una flessione del 4,0% rispetto allo scorso anno.

I **brand brasiliani,** ovvero Dreher, Old Eight e Drury's, hanno chiuso l'anno con una lieve contrazione complessiva delle vendite, pari al 0,5% in valuta locale e al 0,8% a cambi correnti.

L'andamento del *sell in* di questi prodotti è stato influenzato sia dalle diverse dinamiche fiscali intervenute, che dal rallentamento degli ordini nell'ultimo trimestre dell'anno.

Tuttavia, Old Eight e Drury's, hanno chiuso l'anno in buona crescita in quanto hanno beneficiato sia di un positivo *trend* di consumi (ad un livello mai raggiunto in passato) che degli effetti conseguenti all'annuncio di entrata in vigore dell'aumento delle accise (IPI), a partire da gennaio 2009; Dreher invece ha chiuso l'anno in flessione per via dell'incremento dell'imposta sul valore aggiunto (ICMS) nello Stato di San Paolo, effettivo dal 1 febbraio 2008, che ha penalizzato in modo particolare i prodotti meno *premium*.

Le vendite di **Glen Grant e Old Smuggler** complessivamente hanno evidenziato una contrazione del 6,0% a cambi costanti e del 7,3% a cambi correnti (quest'ultima determinata dall'impatto della svalutazione del Pesos argentino sulle vendite di Old Smuggler).

Per Glen Grant la flessione è stata del 4,6% (–4,8% a cambi correnti) e risulta determinata da un calo delle vendite in Italia e in Germania e da una buona crescita in alcuni mercati di recente penetrazione, tra cui la Cina.

Per quanto riguarda l'importante mercato italiano, dove la categoria degli *whisky* è in sofferenza, Glen Grant evidenzia un incremento della quota di mercato.

Per quanto concerne Old Smuggler (–9,0% a cambi costanti), la flessione è imputabile essenzialmente all'interruzione della vendita diretta negli Stati Uniti, dove, dall'inizio dell'anno, il Gruppo ha assegnato a terzi i diritti di produzione e distribuzione.

Molto buono il risultato del mercato argentino, dove nel 2008 il Gruppo ha operato ancora attraverso contratti di produzione e di distribuzione con due distinti operatori locali.

È peraltro opportuno ricordare che recentemente è stato acquisito il 70% di Sabia S.A., che, pertanto, nel corso del 2009, diventerà non solo il distributore di Old Smuggler ma anche del portafoglio del Gruppo (a eccezione di Cinzano).

Le vendite di **Ouzo 12** sono incrementate del 10,3% (+9,6% a cambi correnti), grazie al buon risultato riportato sia in Germania, ormai principale mercato del *brand*, che in Grecia, secondo mercato.

Le vendite di **Cynar** hanno evidenziato una significativa contrazione complessiva (del 15,4% a cambi costanti e del 15,0% a cambi correnti), determinata dalla flessione registrata in Brasile dove, analogamente a Dreher, la marca è stata penalizzata dall'innalzamento dell'imposta sul valore aggiunto (ICMS) nello stato di San Paolo.

Leggera crescita delle vendite si è avuta invece in Italia, dove la marca beneficia di una nuova campagna pubblicitaria; anche in Svizzera, terzo mercato di Cynar, si è registrato un risultato decisamente positivo.

Le vendite del mirto e degli altri liquori **Zedda Piras**, concentrate in Italia, hanno subito una flessione del 6,1%, principalmente imputabile al calo dei consumi registrato in Sardegna e conseguente al minor afflusso di turisti durante la stagione estiva.

Per quanto riguarda le vendite dei principali ***brand* di terzi**, nel 2008 si rilevano:

- una flessione del 6,0% per Jack Daniel's e del 6,4% per Jägermeister, entrambi distribuiti in Italia;
- una crescita del 4,1% per gli *Scotch whisky* (–2,0% a cambi correnti), determinata principalmente dal buon risultato di Cutty Sark negli Stati Uniti;
- una crescita del 6,8% per i *brand* di C&C (stabilità a cambi correnti) e una contrazione del 6,0% per i *brand* Suntory (–11,9% a cambi correnti), entrambi distribuiti prevalentemente negli Stati Uniti;
- una forte crescita della distribuzione e delle vendite di Russian Standard Vodka, che sta ottenendo buoni risultati in Germania e Svizzera e che, dalla fine dello scorso anno, è distribuita anche in Italia e in Austria;
- una contrazione per Grand Marnier, distribuito in Italia e in altri mercati europei.

Wine

Nel 2008 le vendite degli *wine* sono state pari a € 157,6 milioni (16,7% del totale vendite del Gruppo), con una crescita del 4,1% rispetto al 2007.

Il segmento ha beneficiato di una modesta componente di crescita esterna, pari a 0,3% e relativa alla neo-acquisita società argentina, mentre ha subito un lieve effetto cambio negativo, pari a 0,6%; al netto di questi impatti, la crescita organica degli *wine* è stata del 4,4%.

Le vendite di **Cinzano *vermouth*** hanno registrato una crescita del 9,5% a cambi costanti (8,3% a cambi correnti), soprattutto grazie al risultato positivo conseguito in Russia, Germania, Polonia, Spagna e nel canale *duty free*.

In Russia, primo mercato del *brand*, l'anno si è chiuso con una crescita relativamente modesta in quanto il distributore locale ha sensibilmente ridotto gli ordini negli ultimi mesi dell'anno.

Gli **spumanti Cinzano**, hanno avuto una crescita limitata al 1,5% a cambi costanti (1,2% a cambi correnti), grazie ai buoni risultati di vendita della Russia, degli altri paesi dell'Est europeo e del Giappone, che complessivamente hanno compensato la contrazione rilevata nei due mercati principali (Germania e Italia) nei quali, il risultato di vendita è stato in parte condizionato dalla minore pressione promozionale esercitata nell'ultimo importante trimestre dell'anno.

Per quanto concerne le vendite dei vini propriamente detti, nel 2008 si è vista una sostanziale stabilità per i marchi **Sella & Mosca** (+1,0%) e **Cantina Serafino** (–0,3%) e una solida ripresa per i vini **Teruzzi & Puthod** (+21,0%), che hanno beneficiato di nuovi accordi distributivi internazionali.

Per gli spumanti **Riccadonna,** si rileva una contrazione del 5,5% (–6,4% a cambi costanti), determinata dalla flessione delle vendite in Australia e Nuova Zelanda, ovvero nei due principali mercati di esportazione.

Il risultato di vendita è stato infine estremamente positivo per lo spumante **Mondoro** (+33,6% a cambi costanti e +33,3% a cambi correnti) che, ancora una volta, ha avuto una robusta crescita in Russia, suo mercato principale, ma che si sta sviluppando molto positivamente anche in Ucraina e negli Stati Uniti.

Soft drink

Nel 2008 i *soft drink* hanno realizzato vendite complessive per € 103,0 milioni, in crescita del 0,6% rispetto al 2007.

L'andamento complessivo di questa area di *business*, che su base annuale vale il 10,9% delle vendite del Gruppo, è stato determinato da differenti risultati ottenuti da Crodino e dai *soft drink* propriamente detti.

Crodino ha realizzato ancora una volta una *performance* positiva, con una crescita delle vendite del 4,1%, supportata da una crescita dei consumi che ha rafforzato la sua *leadership* nel mercato italiano.

Lemonsoda, Oransoda e Pelmosoda hanno chiuso il 2008 esattamente con lo stesso livello delle vendite del 2007, mentre le bibite e le **acque minerali** a marca **Crodo**, hanno registrato complessivamente una contrazione superiore al 20%, imputabile alle cattive condizioni climatiche del secondo trimestre dell'anno.

Altre vendite

Le altre vendite, ovvero il segmento complementare agli altri, che include i ricavi derivanti dalla vendita a terzi di materie prime, semilavorati e dalla produzione di prodotti finiti per conto terzi, sono state pari a € 17,8 milioni e rappresentano il 1,9% delle vendite del Gruppo.

Rispetto al 2007, la crescita complessiva è stata del 6,6%: a cambi costanti le altre vendite sono cresciute del 14,2% ma la svalutazione ha avuto un impatto negativo del 7,6%.

Una parte importante di queste vendite, denominata in Sterlina inglese, è relativa al distillato di malto venduto al gruppo Pernod Ricard.

Per quanto concerne la crescita organica, nel periodo si rileva il consistente incremento generato dalla vendita in *bulk* Old Smuggler a terzi negli Stati Uniti.

RISULTATI ECONOMICI

Conto economico consolidato

Nuovo formato

Nel corso del 2008 è stato introdotto un nuovo formato di conto economico consolidato, che, rispetto a quello precedentemente utilizzato, presenta alcune differenze nell'aggregazione delle categorie di costi e nella presentazione del margine di contribuzione.

La nuova forma corrisponde al nuovo schema di conto economico introdotto internamente ai fini dell'attività di pianificazione e controllo di gestione, coerente con le classificazioni adottate dai principali operatori del settore.

La logica sottostante la nuova rappresentazione soddisfa l'obiettivo di portare i costi di distribuzione nell'ambito del costo del venduto, al fine di evidenziare il costo del prodotto disponibile al punto di vendita.

Conseguentemente, il margine lordo viene evidenziato al netto dei costi di distribuzione e il margine commerciale viene sostituito dal margine di contribuzione, evidenziato pertanto al lordo dei costi di struttura.

Inoltre, ai fini dell'analisi dei risultati economici per aree di *business*, si fa riferimento al margine di contribuzione e non più al margine commerciale.

Ciò consente di evitare allocazioni di costi delle strutture di vendita ai prodotti, e quindi alle aree di *business*, allocazioni sempre più arbitrarie in virtù di un progressivo passaggio da strutture di vendita indirette (remunerate su base commissionale) a strutture di vendita dirette (remunerate su base salariale).

Al fine di consentire un confronto omogeneo con i risultati 2008, il conto economico del 2007 è stato riclassificato nel nuovo formato e, per una migliore comprensione delle riclassifiche effettuate, i dati del 2007 vengono presentati nella tabella sottostante nei due differenti formati.

formato precedente	Conto economico 2007 €milioni	€milioni	nuovo formato
Vendite nette	**957,5**	**957,5**	**Vendite nette**
Costo del venduto	(407,2)		
		(441,4)	Costo del venduto, dopo i costi di distribuzione
Margine lordo	**550,3**		
		516,2	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(174,6)	(174,6)	Pubblicità e promozioni
Costi di vendita e distribuzione	(105,1)		
		341,5	**Margine di contribuzione**
Margine commerciale	**270,6**		
Spese generali e amministrative	(67,2)		
		(138,1)	Costi di struttura
Risultato della gestione corrente	**203,4**	**203,4**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(2,8)	(2,8)	Altri (oneri) e proventi non ricorrenti
Risultato operativo	**200,6**	**200,6**	**Risultato operativo**

Note relative alle variazioni:

- la voce costi di vendita e distribuzione, esposta nel formato precedente, non viene più rappresentata nel nuovo formato in quanto:
  - i costi di distribuzione, prevalentemente variabili, che nel 2007 erano pari a €34,2 milioni, nel nuovo formato vengono spostati alla voce costo del venduto, insieme al costo dei materiali e ai costi di produzione, già precedentemente inclusi in tale voce;
  - i costi di vendita, ovvero i costi delle strutture commerciali e di *marketing*, che nel 2007 valevano €70,9 milioni, nel nuovo formato vengono rappresentati nella nuova voce costi di struttura, insieme con le spese generali e amministrative;
- nel nuovo formato il costo del venduto ha un valore assoluto più alto, in quanto include i costi di distribuzione;
- nel nuovo formato il margine lordo ha un valore assoluto più basso, in quanto sconta i costi di distribuzione;
- il margine commerciale, di cui al precedente formato, non viene più rappresentato in quanto sostituito dal margine di contribuzione;
- il margine di contribuzione in valore assoluto risulta più elevato del margine commerciale, in quanto non include i costi di vendita (ovvero i costi delle strutture commerciali e di *marketing*);
- la voce di costi di struttura, di cui al nuovo formato, accoglie tanto i costi di vendita quanto le spese generali e amministrative.

Come evidenziato nella tabella, il risultato della gestione corrente e il risultato operativo (così come tutte le successive linee di conto economico) non vengono modificati e restano pertanto omogenei e confrontabili con le rappresentazioni precedenti.

Conto economico 2008

I risultati economici del 2008 sono stati significativamente condizionati dalle due componenti negative di effetto cambio e di variazione di perimetro, determinate rispettivamente dalla forte svalutazione del Dollaro USA e dall'interruzione della distribuzione di 1800 *tequila*, negli Stati Uniti.

Le variazioni percentuali dei due anni posti a confronto, esposte nella tabella sotto riportata, sono sempre variazioni complessive che pertanto recepiscono anche l'impatto negativo dei due citati effetti.

	2008		2007		Variazione
	€milioni	%	€milioni	%	%
Vendite nette	**942,3**	**100,0**	**957,5**	**100,0**	**–1,6**
Costo del venduto, dopo i costi di distribuzione	(428,2)	–45,4	(441,4)	–46,1	–3,0
Margine lordo, dopo i costi di distribuzione	**514,1**	**54,6**	**516,2**	**53,9**	**–0,4**
Pubblicità e promozioni	(172,9)	–18,3	(174,6)	–18,2	–1,0
Margine di contribuzione	**341,2**	**36,2**	**341,5**	**35,7**	**–0,1**
Costi di struttura	(142,2)	–15,1	(138,1)	–14,4	3,0
Risultato della gestione corrente	**199,0**	**21,1**	**203,4**	**21,2**	**–2,1**
Altri (oneri) e proventi non ricorrenti	(3,6)	–0,4	(2,8)	–0,3	
Risultato operativo	**195,4**	**20,7**	**200,6**	**20,9**	**–2,6**
Proventi (oneri) finanziari netti	(22,2)	–2,4	(17,0)	–1,8	30,7
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,2	–	(0,3)	–	–175,8
Oneri per *put option*	(1,0)	–0,1	–	–	
Utile prima delle imposte e degli interessi di minoranza	**172,4**	**18,3**	**183,3**	**19,1**	**–5,9**
Imposte	(45,7)	–4,8	(58,1)	–6,1	–21,4
Utile netto	**126,7**	**13,5**	**125,2**	**13,1**	**1,2**
Interessi di minoranza	(0,2)	–	–	–	–
Utile netto del Gruppo	**126,5**	**13,4**	**125,2**	**13,1**	**1,1**
Totale ammortamenti	(19,3)	–2,0	(19,5)	–2,0	–1,3
EBITDA prima di altri oneri e proventi non ricorrenti	218,3	23,2	223,0	23,3	–2,1
EBITDA	**214,7**	**22,8**	**220,1**	**23,0**	**–2,5**

Le **vendite nette** sono state pari a €942,3 milioni; la variazione totale, pari a –1,6%, è stata determinata da una crescita organica del 2,7%, completamente erosa dalle variazioni negative di perimetro e di cambio, che hanno avuto un impatto significativo, rispettivamente del 2,7% e del 1,6%.

Per un più dettagliato commento su tali effetti nonché sull'evoluzione delle vendite per area geografica e per area di *business* si rimanda al precedente paragrafo sull'andamento delle vendite.

Il **costo del venduto, inclusi i costi di distribuzione**, evidenzia un'incidenza percentuale sulle vendite del 45,4%, inferiore di 0,7 punti percentuali rispetto a quella dello scorso anno, pari al 46,1%.

Tale miglioramento può essere interamente attribuito all'interruzione della distribuzione di 1800 *tequila* negli Stati Uniti e al conseguente positivo effetto *mix*; escludendo infatti dal conto economico consolidato del 2007 i valori relativi a questo *business* (con ciò avendo un perimetro pressoché omogeneo a quello 2008), si avrebbe un'incidenza del costo del venduto sulle vendite pari a 45,2%.

Il reale incremento dell'incidenza del costo del venduto sopra evidenziato, pari a 0,2%, è imputabile alla crescita del costo di alcune materie prime e dei trasporti, dovuta ai significativi incrementi del prezzo del petrolio; il contenimento delle spese di produzione, conseguente alla chiusura dello stabilimento di Sulmona, ha peraltro in parte compensato tale circostanza sfavorevole.

Il **margine lordo, dopo i costi di distribuzione** è stato pari a €514,1 milioni, con una variazione negativa rispetto allo scorso anno contenuta al 0,4%.

Per effetto della minor incidenza del costo del venduto, il margine lordo presenta nel 2008 un'incidenza sulle vendite nette del 54,6%, superiore di 0,7 punti percentuali a quella del 2007.

I **costi per pubblicità e promozioni** sono stati pari al 18,3% delle vendite, in lieve aumento rispetto allo scorso anno (18,2%).

Nella parte finale dell'anno la pressione promozionale e pubblicitaria è stata mantenuta a un livello decisamente superiore a quello dello scorso anno, nonostante il progressivo deterioramento delle condizioni di mercato.

Il **margine di contribuzione** del 2008 è stato pari a €341,2 milioni, sostanzialmente in linea con quello dello scorso anno (–0,1%); la crescita organica del 2,8% è stata infatti completamente erosa da variazioni di perimetro (–1,2%) e cambio (–1,8%) negative.

Relativamente alla variazione di perimetro, è opportuno rimarcare che l'impatto negativo netto rilevato a livello di margine di contribuzione (–1,2%) è più contenuto di quello che si rileva per le vendite (–2,7%), in quanto la marginalità dei nuovi *brand* acquisiti, Cabo Wabo e X-Rated, è superiore a quella del *business* cessato, 1800 *tequila*.

I **costi di struttura**, che nel nuovo formato di conto economico includono sia i costi delle strutture di vendita e *marketing* che i costi generali e amministrativi, nel 2008 sono aumentati complessivamente del 3,0%, in linea con le aspettative di una crescita molto contenuta.

Il **risultato della gestione corrente** è stato di €199,0 milioni, con una contrazione del 2,1% rispetto al 2007, interamente imputabile all'impatto sfavorevole dei tassi di cambio (–2,0%) e della variazione di perimetro (–2,5%); a cambi costanti e perimetro di consolidamento omogeneo si evidenzia peraltro una crescita organica del risultato della gestione corrente pari al 2,4%.

La voce **proventi e oneri non ricorrenti** presenta un saldo netto negativo di €3,6 milioni.

In particolare, tra i proventi si evidenzia una plusvalenza sulla cessione di un immobile a Cinisello Balsamo, per €6,1 milioni, mentre, tra gli oneri, si evidenziano:

- oneri per chiusura transazioni di natura commerciale per €3,4 milioni;
- oneri straordinari per il personale, per complessivi €3,4 milioni;
- oneri per la risoluzione anticipata di contratti di distribuzione, per €1,5 milioni;
- accantonamenti per rischi vari, per €0,8 milioni.

Lo scorso anno, la voce proventi e oneri non ricorrenti evidenziava come saldo netto un onere di €2,8 milioni e pertanto dal confronto si ha un impatto sfavorevole sul conto economico 2008, pari a €0,8 milioni.

Il **risultato operativo** del 2008 è stato di €195,4 milioni, con una contrazione del 2,6% rispetto al 2007, interamente attribuibile ai cambi (–2,1%) e al ridotto perimetro (–2,4%); su base omogenea si evidenzia infatti una crescita organica del 2,0%.

Il margine operativo si è mantenuto peraltro sostanzialmente in linea, attestandosi a 20,7% nel 2008 rispetto a 20,9% nel 2007.

Gli **ammortamenti** complessivi sono stati pari a €19,3 milioni, lievemente inferiori al 2007 (€19,5 milioni): l'incremento degli ammortamenti su immobilizzazioni immateriali è stato più che compensato dalla diminuzione di quelli su immobilizzazioni materiali, determinata dalla chiusura dell'unità produttiva di Sulmona.

L'EBITDA del 2008 evidenzia variazioni in linea con quelle rilevate per il risultato della gestione corrente e per il risultato operativo.

In particolare, l'**EBITDA prima di proventi e oneri non ricorrenti** è stato pari a €218,3 milioni, in flessione del 2,1% (–0,1% a cambi costanti) e l'**EBITDA** pari a €214,7 milioni, in flessione del 2,5% (–0,4% a cambi costanti).

Gli **oneri finanziari netti** sono stati pari a €22,2 milioni, in crescita rispetto a quelli dello scorso anno, pari a €17,0 milioni.

Il valore complessivo del 2008 include un onere netto di €3,3 milioni, relativo a contratti di copertura rischio tassi di interesse con controparte Lehman Brothers, il cui valore è stato svalutato in seguito al *default* della banca.

Escludendo tale impatto, gli interessi finanziari netti sono stati solo marginalmente superiori al 2007 in quanto, pur a fronte di un indebitamento medio superiore, è stato pagato un tasso medio d'interesse inferiore.

In particolare, nell'area Dollaro USA, la caduta dei tassi d'interesse, unita alla svalutazione del cambio nei confronti dell'Euro, ha comportato un contenimento degli interessi passivi complessivi.

Per contro in area Euro, dove insiste la parte preponderante del debito consolidato, nonostante la brusca flessione dei tassi a partire dal mese di settembre 2008, i tassi medi dell'anno sono risultati ancora leggermente superiori a quelli medi del 2007.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo di €0,2 milioni, che si confronta con una perdita di €0,3 dello scorso anno.

Le entità consolidate con il metodo del patrimonio netto sono due *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in Belgio e Olanda.

Nel conto economico 2008, vengono evidenziati **oneri per *put option*** per € 1,0 milioni, relativi alla quota di utili di pertinenza delle minoranze di Cabo Wabo, LLC e Sabia S.A.

Alla luce dell'esistenza di opzioni *put/call* sulle relative quote delle minoranze, esercitabili nel 2012 e nel 2015, è stato iscritto a bilancio il debito relativo all'acquisto futuro del 20% di Cabo Wabo e del 30% di Sabia S.A.; contestualmente, all'attivo, è stato riconosciuto il 100% del prezzo dell'acquisizione.

In conseguenza di ciò, la quota parte di utile corrisposta ai detentori di queste quote residue non è rilevata nella voce del conto economico interessi delle minoranze, ma è considerata come onere del Gruppo, evidenziato separatamente.

L'utile prima delle imposte e degli interessi di minoranza è stato pari a € 172,4 milioni, in contrazione del 5,9% (–3,9% a cambi costanti) rispetto a quello del 2007.

Le **imposte** sul reddito, correnti e differite, sono state pari a €45,7 milioni, sensibilmente inferiori rispetto a quelle del 2007, pari a €58,1 milioni.

La contrazione è stata generata sia da un minor reddito imponibile sia dalla consistente riduzione di aliquota fiscale introdotta in Italia nel 2008.

Beneficiando di tale più contenuto carico fiscale, l'**utile netto, prima degli interessi di minoranza**, è stato pari a € 126,7 milioni, in crescita del 1,2% rispetto al 2007 (+3,2% a cambi costanti).

La **quota di utile di competenza di terzi** dell'anno è stata marginale, €0,2 milioni.

L'utile netto del Gruppo del 2008 è stato pari a € 126,5 milioni, in crescita del 1,1% rispetto a quello del 2007 (+3,1% a cambi costanti).

Il margine netto sulle vendite, pari al 13,4%, cresce pertanto del 0,3% rispetto a quello già estremamente positivo del 2007, pari a 13,1%.

Redditività per area di *business*

Premessa e nuovo formato

Lo IAS 14 prevede che venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite: pertanto, per tali quattro aree di *business*, viene presentata una sintesi dei risultati economici.

Come anticipato nell'introduzione del precedente paragrafo, ai fini dell'analisi dei risultati economici per aree di *business*, dal 2008 si fa riferimento al margine di contribuzione e non più al margine commerciale (tale modifica è già stata realizzata nella relazione semestrale al 30 giugno 2008).

Al fine di consentire un confronto omogeneo con i risultati 2008, anche il 2007 è stato opportunamente riclassificato nel nuovo formato; inoltre, per una migliore comprensione delle riclassifiche effettuate, i prospetti con la redditività per area di *business* relativi allo scorso anno vengono presentati nella tabella sottostante nei due differenti formati, precedente e nuovo.

Si ricorda che nel nuovo formato:

- il costo del venduto ha un valore assoluto più alto, in quanto include i costi di distribuzione e, conseguentemente, il margine lordo ha un valore assoluto più basso, in quando sconta anche questi costi che precedentemente non erano inclusi;
- il margine commerciale, che nel precedente formato rappresentava la redditività per *brand* e quindi per area di *business*, non viene più rappresentato in quanto sostituito dal margine di contribuzione;
- il margine di contribuzione in valore assoluto risulta più elevato del margine commerciale, in quanto non include i costi di vendita (cioè i costi delle strutture commerciali e di *marketing*).

Prospetti di riclassifica del 2007

totale - 2007

formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	957,5	957,5	Vendite nette
Margine lordo	550,3		
		516,1	Margine lordo, dopo i costi di distribuzione
		341,5	Margine di contribuzione
Margine commerciale	270,6		

spirit - 2007

formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	687,1	687,1	Vendite nette
Margine lordo	424,6		
		405,9	Margine lordo, dopo i costi di distribuzione
		269,7	Margine di contribuzione
Margine commerciale	219,3		

wine — 2007

formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	151,3	151,3	Vendite nette
Margine lordo	65,7		
		59,3	Margine lordo, dopo i costi di distribuzione
		30,4	Margine di contribuzione
Margine commerciale	16,6		

soft drink - 2007

formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	102,4	102,4	Vendite nette
Margine lordo	56,9		
		48,0	Margine lordo, dopo i costi di distribuzione
		38,5	Margine di contribuzione
Margine commerciale	31,8		

altre vendite - 2007

formato precedente	€ milioni	€ milioni	nuovo formato
Vendite nette	16,7	16,7	Vendite nette
Margine lordo	3,2		
		2,9	Margine lordo, dopo i costi di distribuzione
		2,9	Margine di contribuzione
Margine commerciale	2,9		

Redditività per area di *business* 2008

Il margine di contribuzione del Gruppo è stato pari a €341,2 milioni, sostanzialmente invariato (–0,1%) rispetto al 2007; anche la ripartizione della redditività generata da ciascuna delle quattro aree di *business* si è modificata solo leggermente, con una flessione degli *spirit* , dal 79,0% del 2007 al 78,1% del 2008 e un incremento per gli *wine*, dal 8,9% al 9,6%.

Margine di contribuzione	2008		2007		2008/2007
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	266,5	78,1%	269,7	79,0%	–1,2%
Wine	32,8	9,6%	30,4	8,9%	8,0%
Soft drink	38,4	11,3%	38,5	11,3%	–0,1%
Altro	3,5	1,0%	2,9	0,9%	20,2%
Totale	**341,2**	**100,0%**	**341,5**	**100,0%**	**–0,1%**

Spirit

Il margine di contribuzione degli *spirit* è stato di €266,5 milioni e, per quanto globalmente abbia evidenziato una contrazione del 1,2% rispetto allo scorso anno, interamente attribuibile a effetti cambi e perimetro negativi, il segmento ha migliorato ulteriormente l'indice di redditività sulle vendite nette, che è passato dal 39,2% del 2007 al 40,1%.

	2008		2007		2008/2007
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione %
Vendite nette	663,9	100,0%	687,1	100,0%	-3,4%
Margine lordo, dopo i costi di distribuzione	403,3	60,7%	405,9	59,1%	-0,6%
Margine di contribuzione	266,5	40,1%	269,7	39,2%	-1,2%

La tabella seguente evidenzia il risultato complessivo del conto economico *spirit*, separando gli effetti negativi della variazione di perimetro e dei tassi di cambio dalla pura crescita organica.

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	-3,4%	2,4%	-3,8%	-2,0%
Margine lordo, dopo i costi di distribuzione	-0,6%	3,1%	-1,8%	-1,9%
Margine di contribuzione	-1,2%	2,3%	-1,6%	-1,9%

Per quanto concerne la *performance* degli *spirit*, a perimetro e cambi omogenei, si osserva quanto segue:

- la crescita organica delle vendite, pari al 2,4%, deriva dal buon risultato di SKYY Vodka, di Aperol, degli *whisky* brasiliani e, in misura più contenuta, di Campari, ovvero di *brand* a elevata marginalità;
- grazie al favorevole *mix* delle vendite, la crescita complessiva del margine lordo, a livello organico, è stata superiore (3,1%) a quella rilevata sulle vendite (2,4%);
- l'aumento più che proporzionale degli investimenti promozionali e pubblicitari ha fatto sì che la crescita del margine di contribuzione (2,3%) fosse al contrario inferiore all'aumento del margine lordo (3,1%).

Relativamente all'impatto dei cambi, negativo a causa della svalutazione del Dollaro USA, si può constatare che l'effetto rilevato a livello del margine di contribuzione (-1,9%) è sostanzialmente analogo a quello evidenziato per le vendite (-2,0%).

Tale corrispondenza è imputabile al fatto che in mercati importanti, quali Stati Uniti e Brasile, produzioni locali alimentano *business* locali e, conseguentemente, eventuali differenze cambi determinano impatti compensativi a livello di vendite e costo del venduto.

Per quanto concerne la componente di perimetro, la perdita meno che proporzionale registrata a livello del margine di contribuzione (-1,6%) rispetto a quella evidenziata per le vendite (-3,8%), è imputabile al fatto che i *brand* di terzi cessati nel 2008 (1800 *tequila*), avevano una marginalità inferiore sia a quella organica degli *spirit* del Gruppo, che a quella delle due recenti acquisizioni X-Rated e Cabo Wabo.

Wine

Il margine di contribuzione generato dagli *wine* nel 2008 è stato di €32,8 milioni, in crescita del 8,0% rispetto allo scorso anno e con un indice di redditività sulle vendite del 20,8% (20,1% nel 2007).

	2008		2007		2008/2007
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione %
Vendite nette	157,6	100,0%	151,3	100,0%	4,1%
Margine lordo, dopo i costi di distribuzione	59,6	37,8%	59,3	39,2%	0,5%
Margine di contribuzione	32,8	20,8%	30,4	20,1%	8,0%

La tabella seguente evidenzia il risultato complessivo del conto economico *wine*, separando gli effetti negativi della variazione di perimetro e dei tassi di cambio dalla pura crescita organica.

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	4,1%	4,4%	0,3%	–0,6%
Margine lordo, dopo i costi di distribuzione	0,5%	1,5%	0,3%	–1,3%
Margine di contribuzione	8,0%	9,2%	0,6%	–1,8%

Per quanto concerne la *performance* degli *wine*, a perimetro e cambi omogenei, si osserva quanto segue:
- la crescita organica delle vendite, pari a 4,4%, beneficia in modo particolare del buon risultato di Cinzano *vermouth*, *brand* a minore marginalità;
- un *mix* delle vendite sfavorevole determina una crescita del margine lordo, a livello organico, inferiore (1,5%) rispetto a quella rilevato sulle vendite (4,4%);
- investimenti promozionali e pubblicitari più contenuti rispetto al 2007, hanno determinato una crescita del margine di contribuzione (9,2%) superiore a quella delle vendite (4,4%).

Dall'analisi delle variazioni di cambio e di perimetro, si può notare che l'impatto dei cambi ha negativamente influito sui risultati in misura più che proporzionale a livello del margine di contribuzione (–1,8%) rispetto a quanto registrato a livello delle vendite (–0,6%).
È opportuno osservare che, diversamente da quanto analizzato per gli *spirit*, in questa area di *business* le oscillazioni dei cambi, in un senso o nell'altro, impattano sulle variazioni dei profitti in modo più che proporzionale rispetto alle variazioni delle vendite.
Ciò è dovuto al fatto che la produzione avviene prevalentemente in Italia e pertanto i costi, denominati in Euro, non subiscono oscillazioni cambi compensative degli effetti rilevati a livello delle vendite.

La modesta componente positiva di variazione di perimetro è riconducibile alle vendite degli *wine* di terzi distribuiti dalla società neo acquisita Sabia S.A. in Argentina, relativi al solo mese di dicembre 2008.

Soft drink

Il margine di contribuzione di quest'area di *business* è stato di €38,4 milioni, di fatto invariato rispetto al 2007 (–0,1%) ed evidenzia una redditività sulle vendite del 37,3% (37,6% nel 2007).

	2008		2007		2008/2007
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione %
Vendite nette	103,0	100,0%	102,4	100,0%	0,6%
Margine lordo, dopo i costi di distribuzione	47,6	46,2%	48,0	46,9%	–0,7%
Margine di contribuzione	38,4	37,3%	38,5	37,6%	–0,1%

Le vendite di *soft drink* sono quasi interamente concentrate sul mercato italiano e pertanto non si rilevano effetti cambio, né sono intercorse variazioni di perimetro nell'ultimo anno.

Il conto economico del segmento presenta una sostanziale coerenza nei due periodi posti a confronto, con variazioni estremamente limitate sia delle vendite (+0,6%) che dei margini.

Quest'area di *business* ha subito più delle altre l'impatto negativo dell'aumento del costo delle materie prime (in particolare del vetro), in quanto nei *soft drink*, prodotti di piccolo formato, l'incidenza del costo del *packaging* è elevata.

Pertanto, anche se il *mix* delle vendite è stato positivo, con una crescita del 4,1% di Crodino, *brand* a elevata redditività, il margine lordo del segmento ha scontato la brusca crescita del costo delle materie prime, chiudendo l'anno in leggera contrazione (–0,7%).

Gli investimenti pubblicitari sono stati in valore assoluto sostanzialmente invariati rispetto al 2007, ma con una minore incidenza percentuale sulle vendite: ciò ha consentito un leggero recupero di marginalità.

Altre vendite

Il margine di contribuzione di questo segmento marginale, che include la vendita a terzi di materie prime, semilavorati e prodotti finiti per conto terzi, è stato di €3,5 milioni, con una crescita del 20,2% rispetto al 2007.

	2008		2007		2008/2007
	€ milioni	Incidenza % sulle vendite	€ milioni	Incidenza % sulle vendite	variazione %
Vendite nette	17,8	100,0%	16,7	100,0%	6,6%
Margine lordo, dopo i costi di distribuzione	3,6	20,4%	2,9	17,7%	23,2%
Margine di contribuzione	3,5	20,0%	2,9	17,7%	20,2%

La tabella seguente evidenzia il risultato complessivo del conto economico del segmento altre vendite, separando gli effetti negativi della variazione di perimetro e dei tassi di cambio dalla pura crescita organica.

	variazione % totale	crescita organica	variazione perimetro	effetto cambio
Vendite nette	6,6%	14,2%	-	–7,6%
Margine lordo, dopo i costi di distribuzione	23,2%	37,8%	-	–14,6%
Margine di contribuzione	20,2%	34,8%	-	–14,6%

La crescita delle vendite e dei margini di questo segmento è stata determinata dall'incremento della vendita di Old Smuggler in *bulk* a terzi, relativo a un nuovo accordo di licenza di imbottigliamento e vendita negli Stati Uniti, che tuttavia ha comportato la contrazione delle vendite del prodotto finito nello stesso mercato.

Come evidenziato nella tabella sopra riportata, il segmento è stato impattato negativamente dai cambi (7,6% sulle vendite e 14,6% sui margini), per effetto della svalutazione della Sterlina inglese, che ha penalizzato il conto economico relativo alle vendite di distillato di malto, realizzate nel Regno Unito.

SITUAZIONE FINANZIARIA E PATRIMONIALE

Rendiconto finanziario

Il rendiconto finanziario esposto nella tabella sottostante è semplificato e riclassificato rispetto al rendiconto finanziario di cui ai prospetti di bilancio consolidato.

La principale differenza consiste nel fatto che il prospetto di rendiconto finanziario riclassificato non evidenzia i flussi di cassa relativi alle variazioni di indebitamento a breve e a lungo termine e alle variazioni di investimento in titoli negoziabili: in tal modo, il flusso di cassa totale generato (o assorbito) coincide con la variazione della posizione finanziaria netta.

Oltre a ciò, il prospetto qui riportato, evidenzia anche il *free cash flow*, che definisce il flusso di cassa generato dalle attività operative, al netto di interessi e investimenti correnti.

	2008 €milioni	2007 €milioni
Utile operativo	195,4	200,6
Ammortamenti	19,3	19,5
Variazioni che non determinano movimenti di cassa	(10,8)	(1,4)
Variazioni di attività e passività non finanziarie	6,6	20,0
Imposte pagate	(38,2)	(39,5)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**172,4**	**199,2**
Variazione capitale circolante netto operativo	(0,9)	(29,3)
Flusso di cassa generato dalle attività operative	**171,5**	**169,9**
Interessi netti pagati	(15,9)	(15,7)
Flusso di cassa assorbito da investimenti	(32,6)	(28,9)
Free cash flow	**123,0**	**125,3**
Acquisizioni	(86,6)	(29,3)
Altre variazioni	(5,9)	3,0
Dividendo pagato dalla Capogruppo	(31,8)	(29,0)
Flusso di cassa assorbito da altre attività	**(124,3)**	**(55,4)**
Differenze cambio e altre variazioni	(10,3)	21,5
Variazione delle posizione finanziaria per effetto delle attività dell'esercizio	**(11,6)**	**91,4**
Debito per esercizio *put option* e pagamento *earn out*	(26,6)	0,0
Totale flusso di cassa netto del periodo = Variazione delle posizione finanziaria netta	**(38,1)**	**91,4**
Posizione finanziaria netta di inizio del periodo	(288,1)	(379,5)
Posizione finanziaria netta di fine periodo	(326,2)	(288,1)

Nel 2008, il **flusso di cassa generato dalle attività operative** è stato di €171,5 milioni, leggermente superiore a quello generato lo scorso anno, pari a €169,9 milioni; peraltro, a fronte di una variazione complessiva relativamente contenuta e pari a €1,6 milioni, alcune delle componenti del flusso di cassa operativo hanno avuto un impatto significativamente diverso nei due periodi.

In particolare si rileva quanto segue:

- un minor risultato operativo per €5,2 milioni;
- minori ammortamenti per €0,2 milioni;
- un aumento significativo delle variazioni che non determinano movimenti di cassa, di segno negativo e pari €9,4 milioni, di cui l'importo più rilevante è imputabile a maggiori plusvalenze da cessioni di *asset* (€6,5 milioni rispetto a €1,5 dello scorso anno);
- una consistente differenza negativa delle variazioni di attività e passività non finanziarie, pari a €13,4 milioni; nel 2008 questa voce beneficia infatti di un aumento dei debiti per accise e IVA per €6,6 milioni, di importo nettamente inferiore alla variazione dello scorso anno (pari a €20,0 milioni);
- minori imposte pagate per €1,3 milioni;
- un forte contenimento dell'aumento del capitale circolante operativo, la cui variazione, a cambi costanti, è stata contenuta a €0,9 milioni, rispetto a €29,3 milioni del 2007; tale risultato è stato conseguito grazie al controllo del livello delle rimanenze e dei crediti commerciali.

Dopo il pagamento di interessi finanziari netti per €15,9 milioni e di investimenti netti per €32,6 milioni, valori entrambi superiori a quelli del 2007, il ***free cash flow*** del Gruppo del 2008 è stato pari a €123,0 milioni, con una lieve contrazione rispetto a quello generato lo scorso anno (€125,3 milioni).

Gli investimenti lordi sostenuti dal Gruppo nel 2008, dei quali un maggiore dettaglio viene fornito nel successivo paragrafo "Investimenti", sono stati pari a €50,0 milioni; l'assorbimento di cassa netto è stato peraltro mitigato da:

- contributi ricevuti, per €1,9 milioni;
- acconti dedotti, per €6,8 milioni;
- ricavi da dismissioni, per €8,7 milioni.

Il flusso di cassa da altre attività, nel 2008 ha assorbito risorse finanziarie per complessivi €124,3 milioni, dei quali l'importo più rilevante, €86,6 milioni, è stato destinato alle acquisizioni; le operazioni perfezionate nel corso dell'anno sono state:

- l'acquisto del 80% di Cabo Wabo, LLC, per €56,9 milioni;
- l'acquisto del 100% di Destiladora San Nicolas, S.A. de C.V., per un controvalore di €14,0 milioni che, incrementato del debito finanziario (€8,2 milioni) e dedotta la cassa (€1,4 milioni), porta a un costo totale di €20,9 milioni;
- l'acquisto del 70% di Sabia S.A. per un controvalore di €3,4 milioni che, sommato al debito finanziario di €2,8 milioni, porta il costo dell'acquisizione a un totale di €6,2 milioni;
- la partecipazione alla nuova *joint venture* indiana, per una quota del 26%, per €0,5 milioni;
- l'acquisto di marchi per €2,1 milioni, di cui €1,0 milioni relativi a Mondoro per gli Stati Uniti e €1,1 milioni al perfezionamento dell'operazione di acquisto X-Rated.

Tra le altre voci che hanno assorbito flussi di cassa non operativi si evidenziano l'acquisto di azioni proprie per €4,5 milioni, mentre il dividendo pagato dalla Capogruppo è stato pari a €31,8 milioni.

Il flusso di cassa utilizzato in altre attività (non operative) nel 2007 era stato sensibilmente inferiore (€55,4 milioni), in quanto l'esborso per acquisizioni era stato più contenuto (€29,3 milioni), si erano realizzati €1,5 milioni dalla vendita di azioni proprie ed il dividendo corrisposto era stato inferiore (€29,0 milioni).

Infine, **le differenze cambio e le altre variazioni** impattano negativamente sul rendiconto finanziario del 2008 per €10,3 milioni, mentre nel 2007 evidenziavano un saldo netto positivo di €21,5 milioni.

Il valore riportato nel 2008 è composto da:

- differenze cambio positive per €11,5 milioni, relative al solo capitale circolante operativo (sempre esposto a cambi costanti nel rendiconto finanziario); tale differenza è determinata dalla forte svalutazione del Real brasiliano e della Sterlina inglese, in parte mitigata dalla rivalutazione del Dollaro statunitense intervenuta a fine anno;
- differenze di conversione sul patrimonio netto, negative per €19,8 milioni;
- altre variazioni cambio negative che impattano sulla posizione finanziaria netta, per €2,0 milioni.

La posizione finanziaria netta del Gruppo al 31 dicembre 2008 include infine l'iscrizione di debiti finanziari per €26,6 milioni, relativi a:
- possibile esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo, LLC e Sabia S.A.;
- *earn out* correlati alle acquisizioni X-Rated del 2007 e Destiladora San Nicolas, S.A. de C.V. del 2008.

A fronte dell'iscrizione di tali debiti finanziari, le partecipazioni in oggetto vengono riconosciute per un valore corrispondente alla totalità del capitale, comprensivo della quota di prezzo che verrà eventualmente corrisposta a titolo *di earn out*.
Ulteriori dettagli sui contratti di queste acquisizioni e sulle modalità di calcolo dei valori delle *put option* e degli *earn out* sono riportati nella nota integrativa (paragrafo 7, aggregazioni aziendali).

Dopo il riconoscimento dei debiti finanziari da *put option* ed *earn out*, la variazione della posizione finanziaria netta è negativa per €38,1 milioni.

Composizione dell'indebitamento netto

La posizione finanziaria relativa alle attività d'esercizio, al 31 dicembre 2008 evidenzia come saldo un debito di €299,7 milioni, superiore rispetto a quello del 31 dicembre 2007, pari a €288,1 milioni.
La dinamica della generazione e delle uscite di cassa nel corso dell'anno, ovvero le voci principali che hanno determinato la variazione del debito sono state esposte e commentate nel rendiconto finanziario.
La tabella seguente evidenzia invece la struttura del debito tra inizio e fine periodo.

	31 dicembre 2008 € milioni	31 dicembre 2007 € milioni
Disponibilità liquide e mezzi equivalenti	172,6	199,8
Debiti verso banche	(107,5)	(114,4)
Debiti per *leasing* immobiliare	(3,4)	(3,2)
Private placement, quota a breve	(8,9)	(8,4)
Altri crediti e debiti finanziari	(7,4)	(7,6)
Posizione finanziaria netta a breve termine	**45,5**	**66,3**
Debiti verso banche	(0,9)	(1,8)
Debiti per *leasing* immobiliare	(10,5)	(12,9)
Private placement e prestito obbligazionario	(337,4)	(338,8)
Altri crediti e debiti finanziari	3,7	(1,0)
Posizione finanziaria netta a medio-lungo termine	**(345,1)**	**(354,4)**
Posizione finanziaria relativa alle attività d'esercizio	**(299,7)**	**(288,1)**
Debiti per esercizio *put option* e pagamento *earn out*	(26,6)	-
Posizione finanziaria netta	**(326,2)**	**(288,1)**

Il confronto tra i valori dei due esercizi, evidenzia una struttura finanziaria equilibrata e immutata.

In particolare, la posizione finanziaria netta a breve termine espone come saldo netto una posizione di liquidità pari a €45,5 milioni (anche a fine 2007 era attiva, per €66,3 milioni), mentre il debito netto a medio lungo termine, costituito principalmente da un *private placement* e da un prestito obbligazionario, pari a €345,1 milioni, è leggermente inferiore allo scorso anno (€354,4 milioni).

Maggiori dettagli sulle due emissioni sono riportati nella nota integrativa (paragrafo 36, passività finanziarie).

La posizione finanziaria netta del Gruppo al 31 dicembre 2008 include inoltre l'iscrizione di debiti per €26,6 milioni, relativi:

- al possibile esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo, LLC e Sabia S.A.,
- *earn out* correlati alle acquisizioni X-Rated del 2007 e Destiladora San Nicolas, S.A. de C.V. del 2008.

Il Gruppo ha infatti iscritto a bilancio, all'attivo, la totalità della partecipazione nelle società acquisite e, al passivo, il debito finanziario corrispondente alle *put option* e al pagamento degli *earn out*.

Ulteriori dettagli relativi ai termini contrattuali delle citate acquisizioni e alle modalità di calcolo dei valori delle *put option* e degli *earn out* sono riportati nella nota integrativa (paragrafo 7, aggregazioni aziendali).

Al netto dell'iscrizione di tali debiti, la posizione finanziaria netta del Gruppo al 31 dicembre 2008 è di €326,2 milioni, superiore di €38,1 milioni rispetto al 2007.

Situazione patrimoniale

Il prospetto seguente espone lo stato patrimoniale del Gruppo in una forma sintetica e riclassificata che evidenzia la struttura del capitale investito e delle fonti di finanziamento.

	31 dicembre 2008 €milioni	31 dicembre 2007 €milioni
Attivo immobilizzato	1.134,4	995,7
Altre attività e passività non correnti	(71,9)	(63,3)
Capitale circolante operativo	285,7	290,4
Altre attività e passività correnti	(66,9)	(56,1)
Totale capitale investito	**1.281,2**	**1.166,7**
Patrimonio netto	955,0	878,6
Posizione finanziaria netta	326,2	288,1
Totale fonti di finanziamento	**1.281,2**	**1.166,7**

Il capitale netto investito al 31 dicembre 2008 è pari a €1.281,2 milioni, in crescita di €114,5 milioni rispetto a quello rilevato alla fine del 2007; in particolare, il rafforzamento dell'attivo immobilizzato, per complessivi €138,7 milioni, è riconducibile a:

- incrementi per acquisizioni, per complessivi €103,6 milioni (comprensive di *put option* e *earn out*),
- incrementi per investimenti, per €50,0 milioni,
- decrementi per ammortamenti, per €19,3 milioni,
- altre variazioni nette positive, comprensive di effetto cambio, per €4,4 milioni.

La riduzione del capitale circolante operativo rispetto al 2007 (–€4,7 milioni), ottenuta in un periodo di mercato in cui la crisi di liquidità in atto rende tale esercizio particolarmente difficile, testimonia l'attenzione e la cautela con cui tale variabile viene gestita dal Gruppo.

Il saldo netto di tutte le altre attività e passività correnti e non correnti (con l'esclusione di quelle di natura finanziaria) evidenzia una maggiore passività complessiva di €24,1 milioni, che contribuisce al contenimento del capitale netto investito.

Tra le voci che determinano questa differenza, si segnalano l'iscrizione di imposte differite, a fronte di ammortamenti su avviamento e marchi localmente deducibili, per €11,7 milioni e maggiori debiti fiscali per €4,7 milioni.

La copertura finanziaria, a fronte dell'elevato incremento di capitale investito (€114,5 milioni) è stata fornita da autofinanziamento per €76,4 milioni e da debito per i residui €38,1 milioni.

Ciò consente a fine 2008 di mantenere pressoché invariata la solida struttura finanziaria del Gruppo, con un rapporto debiti/mezzi propri che passa dal 32,8% nel 2007 al 34,2% nel 2008.

Investimenti

Gli investimenti del 2008 sono stati complessivamente pari a €50,0 milioni, di cui:

- €44,5 milioni in immobilizzazioni materiali;
- €2,8 milioni in attività biologiche;
- €2,7 milioni in immobilizzazioni immateriali a vita definita.

Gli investimenti in immobilizzazioni materiali includono €24,3 milioni relativi alla nuova sede a Sesto San Giovanni; tale progetto, iniziato nel 2006, sarà completato nel 2009 e a oggi rappresenta un investimento complessivo di circa €40 milioni.

La parte restante degli investimenti in immobilizzazioni materiali dell'esercizio è stata sostenuta dalla Capogruppo, negli stabilimenti di Novi Ligure, Canale e Crodo, per complessivi €11,2 milioni, da Glen Grant Distillery Ltd per un magazzino per €2,1 milioni e dalle società controllate, prevalentemente nelle unità produttive, per €6,9 milioni.

Il Gruppo ha ricevuto, durante l'esercizio, contributi in conto capitale su investimenti effettuati pari a €1,9 milioni.

Gli investimenti in attività biologiche sono relativi a nuovi impianti di vigneto, realizzati da Sella & Mosca S.p.A.

Infine, gli investimenti dell'esercizio in immobilizzazioni immateriali a vita definita, pari a €2,7 milioni, sono quasi totalmente imputabili all'acquisto di licenze e all'attività di sviluppo per ulteriori moduli del sistema SAP, nelle aree della pianificazione, della gestione della tesoreria di Gruppo, della tracciabilità delle produzioni e per il portale di Gruppo.

Struttura del Gruppo

Per informazioni in merito alle variazioni della struttura del Gruppo intervenute nel 2008, si rinvia a quanto esposto alla nota 2 al bilancio, *Area di consolidamento*.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Acquisizione di Odessa

Il 13 marzo 2009 il Gruppo Campari ha perfezionato l'acquisto del 99,25% del capitale della società ucraina CJSC "Odessa Plant of Sparkling Wines", come precedentemente annunciato nel mese di dicembre 2008.

Il prezzo, pagato in contanti, è stato pari a US$ 18,1 milioni (€14,2 milioni al tasso di cambio del giorno) e corrisponde a un multiplo di 7 volte l'EBITDA atteso per il 2009; il rimanente 0,75% del capitale sociale resterà di proprietà di alcuni azionisti non facenti capo ai venditori.

Con un volume totale di 11 milioni di bottiglie, vendute principalmente in Ucraina, il portafoglio della società è composto di forti marchi nel mercato locale degli *sparkling wine* e l'offerta è caratterizzata da una buona differenziazione di prezzo.

I *brand*, che godono di un notevole prestigio a livello nazionale, includono Odessa, Golden Duke e L'Odessika.

Il *business* include inoltre un impianto per la produzione di *sparkling wine*.

L'acquisizione di Odessa è un'opportunità importante per Campari, in quanto contribuisce a rafforzare la posizione del Gruppo nei mercati chiave dell'Europa orientale.

In particolare, il mercato ucraino degli *sparkling wine* è il secondo più importante in Europa orientale dopo la Russia ed è caratterizzato da una forte crescita.

Distribuzione di Licor 43 in Germania

In seguito ad accordi finalizzati nel mese di gennaio 2009, a marzo 2009 il Gruppo ha avviato la distribuzione sul mercato tedesco di Licor 43 e del limoncello Villa Massa; i due *brand* sono di proprietà del gruppo spagnolo Diego Zamora (peraltro distributore dei *brand* del Gruppo in Spagna).

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Nonostante la *performance* dell'ultimo trimestre dell'anno sia stata inferiore alle attese, per via dei repentini e violenti effetti che la crisi dei mercati finanziari ha prodotto sull'economia reale, i risultati complessivi del 2008 del Gruppo possono essere valutati con soddisfazione, anche alla luce dei fattori contingenti che, indipendentemente dallo *shock* intervenuto nel terzo trimestre, hanno pesantemente condizionato l'andamento del *business*, quali:

- l'interruzione della distribuzione di un *brand* (1800 *tequila*) importante e in crescita, che garantiva al Gruppo una presenza significativa in una categoria di grande rilevanza negli Stati Uniti;
- le naturali difficoltà relative all'integrazione nelle strutture del Gruppo delle marche acquisite (Cabo Wabo e X-Rated);
- la brusca crescita del prezzo del petrolio e le relative ripercussioni sul prezzo di importanti materie prime, in particolare il vetro, nonché sui costi di trasporto;
- il consistente indebolimento del Dollaro USA e il conseguente effetto cambio negativo.

Le previsioni per il 2009 sono orientate a una certa prudenza, naturale conseguenza del quadro economico complessivo, in cui la crisi del sistema finanziario globale ha ormai chiaramente delineato uno scenario recessivo nelle principali economie mondiali.

Gli ultimi mesi del 2008 hanno mostrato come la crisi di liquidità possa avere un immediato effetto negativo sulla capacità dei clienti di mantenere livelli di *stock* adeguati, di rispettare i termini di pagamento concordati e, in taluni casi, di superare l'attuale fase di crisi.

In questo contesto, il contenimento dei costi e il controllo rigoroso del capitale circolante sono un obiettivo prioritario.

Ciò detto, si ritiene che la recessione avrà comunque un effetto relativamente contenuto sui consumi dell'industria e che lo stato di salute dei *brand* principali del Gruppo sia complessivamente buono, come evidenziato dalle crescite delle quote di mercato nei paesi più importanti.

Inoltre, la discesa del prezzo del petrolio e, conseguentemente, dei costi delle materie prime e dei trasporti, unita a un cambio Euro/Dollaro USA potenzialmente più favorevole rispetto a quello del 2008, potranno in qualche misura mitigare i rischi connessi all'incertezza dello scenario economico globale.

CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle società quotate pubblicato nel marzo 2006, a cui la società ha aderito.

La relazione sul governo societario riferita all'esercizio 2008 è stata predisposta facendo riferimento al "Format sperimentale per la relazione sul governo societario" emanato da Borsa Italiana.

Conformemente all'articolo 89-*bis* del Regolamento emanato da Consob con deliberazione 11971 del 24 febbraio 1999, tale relazione ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* scelto dalla società, sulla concreta adesione a ciascuna prescrizione del Codice nel corso dell'esercizio 2008 fornendo spiegazioni in ordine all'eventuale inosservanza di alcuni precetti ivi contenuti e alle condotte poste in essere rispetto a quelle prescritte.

La suddetta relazione è consultabile sul sito Internet www.camparigroup.com, nella sezione *Investors / Corporate Governance*.

RISK MANAGEMENT

Rischi connessi all'attuale scenario economico globale

Il 2008 è stato marcato dalla crisi del sistema finanziario globale, pesantemente aggravatasi a seguito del *default* di una delle più importanti banche d'affari del mondo, Lehman Brothers, avvenuto nell'ultimo trimestre dell'esercizio.

La recessione innescata nelle principali economie mondiali, fortunatamente per ora ha avuto ripercussioni limitate sui consumi complessivi dell'industria. Tuttavia i mercati finanziari hanno subito un forte deterioramento.

Infatti, la stretta creditizia da parte del sistema bancario verso le imprese ha causato i primi importanti problemi di liquidità, soprattutto nelle imprese di minori dimensioni, contribuendo a ridurre gli ordini e i livelli di *stock* da parte dei clienti.

Rischi connessi all'attività commerciale internazionale e all'operatività in mercati emergenti

Coerentemente alla strategia di internazionalizzazione intrapresa, il Gruppo opera, attualmente, in numerosi mercati e intende espandere, in futuro, la propria attività in alcuni paesi in via di sviluppo, in particolare in Est Europa, Asia e in America Latina.

L'operatività nei mercati emergenti espone il Gruppo ai vari rischi tipici dell'attività internazionale, tra cui l'esposizione alla situazione politica e economica locale, spesso instabile, alle oscillazioni dei tassi di cambio con le relative difficoltà di copertura, alle limitazioni a esportazioni e importazioni, a restrizioni e vincoli agli investimenti e alle attività promozionali o a limitazioni al rimpatrio dei dividendi.

Rischi connessi alla dipendenza da licenze per l'utilizzo di marchi di terzi e alla dipendenza da licenze concesse a terzi per l'utilizzo dei marchi del Gruppo

Al 31 dicembre 2008, una quota rilevante delle vendite nette consolidate del Gruppo, pari a circa il 14%, è derivata dalla produzione e/o distribuzione, su licenza, di prodotti di terzi.

La risoluzione, la cessazione per qualunque motivo o il mancato rinnovo di tali contratti potrebbero avere effetti negativi sull'attività e sui risultati operativi del Gruppo.

Rischi connessi alla concorrenzialità del mercato

Il Gruppo opera nel settore delle bevande alcoliche e analcoliche caratterizzato da un elevato livello di concorrenza e dalla presenza di un vasto numero di operatori.

Tuttavia, i principali *competitor* sono rappresentati da gruppi internazionali di grandi dimensioni in fase di concentrazione che attuano a livello mondiale strategie competitive aggressive.

Il posizionamento competitivo del Gruppo, a ridosso dei più importanti *player* mondiali, spesso dotati di maggiori risorse finanziarie, nonché di maggiore diversificazione sia a livello di portafoglio marchi, sia a livello geografico, rende l'esposizione ai rischi tipicamente connessi alla concorrenzialità del mercato, particolarmente significativa.

Rischi connessi alla dipendenza dalle preferenze e dalla propensione alla spesa dei consumatori

Nell'industria delle bevande, un importante fattore di successo è rappresentato dalla capacità di interpretare le preferenze e i gusti dei consumatori, in particolare dei giovani, e di adeguare costantemente le strategie di vendita alla loro evoluzione, anticipando le tendenze del mercato, rafforzando e consolidando l'immagine dei propri prodotti.

Ove la capacità del Gruppo di interpretare e anticipare gusti e aspettative dei consumatori e di gestire i propri marchi venisse meno o si riducesse in modo significativo, ciò potrebbe pregiudicare in modo sensibile l'attività e i risultati operativi.

La sfavorevole congiuntura economica in taluni mercati condiziona negativamente la fiducia dei consumatori e, conseguentemente, la loro propensione a consumare bevande.

Rischi connessi al regime normativo dell'industria delle bevande

Le attività di produzione e distribuzione, esportazione e importazione, commercializzazione e promozione pubblicitaria, di bevande alcoliche e analcoliche sono disciplinate da normative nazionali e sovranazionali complesse e articolate, con intenti spesso restrittivi.

L'esigenza di regolare in modo sempre più stringente le norme in tema di salute dei consumatori, e in particolare dei giovani, potrebbe comportare, in futuro, l'adozione di nuove leggi e regolamenti finalizzate a scoraggiare il consumo delle bevande alcoliche ovvero a promuoverne un consumo più ridotto, attraverso limitazioni alla pubblicità o aumenti del carico fiscale su determinate categorie di prodotti.

Un eventuale cambiamento in senso ulteriormente restrittivo del quadro normativo nei principali paesi in cui il Gruppo opera, potrebbe determinare una diminuzione della domanda dei prodotti offerti dal Gruppo.

Rischi fiscali

Alla data del presente bilancio, è pendente un contenzioso in materia fiscale dinanzi agli organi competenti giurisdizionali brasiliani, e vi è inoltre il rischio di ulteriori accertamenti fiscali a seguito della notifica di processi verbali di constatazione relativi agli esercizi 2004 e 2005 alla Capogruppo e a Campari Italia S.p.A.; per un più ampio commento, si rimanda alla nota 38 - Fondi rischi del presente bilancio consolidato.

Rischi connessi alla politica ambientale

L'attività industriale del Gruppo non comporta particolari rischi connessi alla politica ambientale; tuttavia la direzione industriale del Gruppo si è dotata di una struttura dedicata alla sicurezza, ai controlli qualitativi in materia di inquinamento ambientale, smaltimento dei rifiuti e delle acque.

Tali attività sono svolte nel rispetto delle normative vigenti nei singoli paesi in cui il Gruppo opera.

Rischi connessi alla conformità e sicurezza dei prodotti immessi in consumo

Il Gruppo è esposto ai rischi connessi alla salubrità dei prodotti immessi in consumo.

Pertanto, sono poste in essere procedure di controllo allo scopo di garantire la conformità e sicurezza, in termini di qualità e salubrità dei prodotti realizzati negli stabilimenti del Gruppo, coerentemente ai requisiti di legge vigenti, nonché a standard di certificazioni volontari.

Sono state definite altresì le linee guida per la gestione degli eventi accidentali, quali processi di ritiro e richiamo dei prodotti dal mercato.

Rischi connessi al personale dipendente

Nei diversi paesi in cui il Gruppo è presente con società controllate, i rapporti con i dipendenti sono regolati e tutelati dai contratti collettivi di lavoro e dalle normative in vigore a livello locale. Eventuali riorganizzazioni e ristrutturazioni, qualora si rendano strategicamente indispensabili, sono definiti sulla base di piani concordati e condivisi con le rappresentanze dei lavoratori.

Inoltre, il Gruppo è dotato di una struttura che monitora con procedure specifiche la sicurezza negli ambienti di lavoro; è opportuno evidenziare che il tasso di infortuni sul lavoro negli stabilimenti del Gruppo è allo stato estremamente ridotto e circoscritto sostanzialmente a incidenti di lieve entità.

Rischi di cambio e altri rischi di natura finanziaria

Il 41,2% circa delle vendite nette consolidate del Gruppo nel 2008 è stato realizzato su mercati estranei all'Unione Europea.
Con la crescita dell'attività internazionale del Gruppo in aree diverse a quella dell'Euro, una significativa oscillazione dei tassi di cambio può influenzare negativamente l'attività e i risultati operativi del Gruppo, con particolare riferimento al Dollaro USA e al Real brasiliano.

Per quanto riguarda l'analisi dettagliata dei rischi di natura finanziaria, si rimanda alla nota 44 -Natura ed entità dei rischi derivanti dagli strumenti finanziari, nel presente bilancio.

RACCORDO TRA RISULTATO E PATRIMONIO NETTO DELLA CAPOGRUPPO E DEL GRUPPO

Ai sensi della Comunicazione Consob del 28 luglio 2006 si riporta il prospetto di raccordo fra il risultato dell'esercizio e il patrimonio netto del Gruppo con le analoghe grandezze della Capogruppo Davide Campari-Milano S.p.A.

	31 dicembre 2008		31 dicembre 2007	
	Patrimonio netto €/000	Risultato €/000	Patrimonio netto €/000	Risultato €/000
Patrimonio netto e risultato dell'esercizio di Davide Campari-Milano S.p.A.	548.455	33.494	543.727	27.483
Eliminazione del valore di carico delle partecipazioni consolidate:				
Differenza tra valore di carico e valore, *pro-quota*, del patrimonio netto contabile delle partecipazioni	476.763		436.933	
Risultati, *pro-quota*, conseguiti dalle partecipate		160.689		318.268
Quote di terzi dei risultati del Gruppo	(2.805)	(1.187)	(1.928)	(33)
Eliminazione degli effetti di operazioni compiute tra società consolidate:				
Eliminazione dividendi infragruppo		(61.523)		(213.750)
Eliminazione utili e plusvalenze infragruppo	(13.935)	(4.866)	(12.059)	(14.834)
Altre operazioni:				
Allineamento criteri di valutazione	116	-	122	249
Imposte su riserve di controllate	(625)	(61)	(564)	7.767
Differenze di conversione su *goodwill* in valuta	(35.355)		(61.469)	
Differenze di conversione	(19.754)	-	(28.135)	-
Patrimonio netto e risultato d'esercizio di competenza del Gruppo	**952.861**	**126.547**	**876.627**	**125.150**
Patrimonio netto e risultato d'esercizio di competenza di terzi	2.136	199	1.928	33
Patrimonio netto e risultato d'esercizio consolidati	954.997	126.746	878.555	125.184

Quadro macroeconomico e mercati azionari

Il 2008 è stato caratterizzato, nella prima parte dell'anno, dal proseguimento della crisi dei mutui americani *subprime*, che ha comportato forti tensioni sul mercato del credito e ha contribuito all'aumento della volatilità degli indici azionari, e dalla forte pressione inflazionistica del mercato delle materie prime.

La crisi finanziaria globale si è molto aggravata nella seconda parte dell'anno, e in particolare da settembre, colpendo alcune delle più grandi istituzioni finanziarie americane ed europee.

La diffusa incertezza su possibili insolvenze delle controparti dopo il fallimento della banca d'affari Lehman Brothers ha provocato fortissime cadute dei corsi di borsa, suscitando timori di collasso dei sistemi finanziari e di recessione delle economie avanzate.

I governi e le banche centrali hanno reagito in modo coordinato a livello internazionale, assicurando la continuità dei flussi di finanziamento alle istituzioni finanziarie e all'economia, ampliando le garanzie in essere sui depositi bancari, rafforzando in molti paesi la posizione patrimoniale degli intermediari in difficoltà.

A questi segnali di lieve e parziale allentamento delle tensioni finanziarie si contrappone in tutte le principali economie un quadro congiunturale in rapido peggioramento.

All'indebolirsi dell'attività economica ha corrisposto un brusco rientro dei corsi internazionali delle materie prime, in particolare di quelle energetiche, da cui è derivato un calo repentino dell'inflazione al consumo nelle maggiori economie.

Al recedere dell'inflazione e al peggiorare della congiuntura si è accompagnata una decisa riduzione dei tassi di interesse ufficiali negli Stati Uniti (dove sono pressoché azzerati), nell'area Euro e in altri paesi.

Nell'area Euro la frenata della domanda estera e la crisi dei mercati finanziari si sono innanzitutto ripercosse sulle decisioni d'investimento delle imprese. Nell'ultima parte dell'anno la produzione industriale ha mostrato segni di flessione e tutti gli indicatori di fiducia sono stati in peggioramento.

A seguito di un forte ridimensionamento delle aspettative di inflazione a breve e medio termine, la Banca Centrale Europea ha abbassato i propri tassi di riferimento complessivamente di 175 punti base nell'ultimo trimestre del 2008.

Con riferimento all'Italia, il PIL domestico è diminuito del 0,3% nel 2008, riflettendo un forte calo degli investimenti delle imprese, una flessione delle esportazioni, una stagnazione dei consumi delle famiglie.

Il peggioramento congiunturale si è poi accentuato negli ultimi mesi del 2008, quando anche il credito bancario ha subito un rallentamento, riflettendo una domanda di finanziamenti da parte di imprese e famiglie più prudente a causa della recessione.

Il rallentamento del credito è stato più intenso nei confronti delle piccole imprese, colpite anche da un progressivo inasprimento delle condizioni di concessione dei prestiti.

In questo quadro macroeconomico, il 2008 si è chiuso in territorio negativo per tutti i mercati azionari mondiali.

L'indice MSCI Europe ha chiuso in ribasso del 44,8%, mentre, per quanto riguarda il mercato azionario italiano, lo S&P/MIB ha registrato una *performance* negativa del 49,5% e il Midex del 52,4%; nell'area americana, nel 2008, l'indice S&P 500 ha registrato un calo del 38,5%.

Sui mercati valutari, il 2008 ha visto, nei primi mesi, il proseguimento del *trend* di apprezzamento dell'Euro nei confronti delle principali valute, mentre, nell'ultima parte dell'anno, si è verificata un'inversione di tendenza nell'andamento del Dollaro USA, che ha evidenziato una marcata rivalutazione, in particolare, nei confronti dell'Euro.

Settore spirits e titolo Campari

Nel 2008 le società del settore *spirit* sono state anch'esse coinvolte nella generale correzione al ribasso che ha interessato i mercati azionari e l'indice di riferimento FTSEurofirst Beverages ha registrato un calo del 39,4%.

Tale *performance* riflette le caratteristiche di maggiore difensività, ma non di totale invulnerabilità rispetto alla congiuntura economica negativa, del settore *spirit*.

La *performance* negativa dell'indice è stata alimentata da diversi fattori, tra cui:

- i timori di rallentamento dei consumi nei mercati occidentali, in particolare negli Stati Uniti, e nei paesi emergenti;
- il generale aumento del costo delle materie prime anche legato alla minore flessibilità delle società *spirit* in termini di *pricing power* in contesto economico recessivo;
- con particolare riferimento ai gruppi maggiormente indebitati, i rischi di rifinanziamento;
- la persistente volatilità delle valute;
- i possibili incrementi delle accise come conseguenza del progressivo indebolimento dell'economia e della necessità di finanziamento da parte dei governi.

Nell'ambito di questo contesto macroeconomico e di settore, nel 2008 il titolo Campari, quotato al segmento *Blue Chip* del Mercato Telematico Azionario, ha registrato una diminuzione in termini assoluti del 26,8% rispetto al prezzo di chiusura al 28 dicembre 2007.

L'andamento del titolo Campari è risultato decisamente migliore rispetto agli indici del mercato italiano e del settore e, in particolare, la *performance* è stata superiore agli indici Mibtel, S&P/MIB, Midex rispettivamente del 21,9%, 22,8% e 25,6%.

La *performance* rispettò all'indice di settore FTSEurofirst Beverages è stata positiva del 12,6%.

Nel periodo di riferimento, il prezzo minimo di chiusura, registrato il 5 dicembre 2008, è stato pari a €3,85, mentre prezzo massimo di chiusura, registrato il 2 gennaio 2008, è stato pari a €6,60.

Nel corso del 2008 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di €3,7 milioni e un volume medio giornaliero di 663 mila azioni.

Al 31 dicembre 2008 la capitalizzazione di borsa risulta pari a €1.394 milioni.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1 gennaio 2008



Prezzo Azione Campari (Euro)
6.80
6.40
6.00
5.60
5.20
4.80
4.40
4.00
3.60
3.20
2.80
Controvalore (mln Euro)
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Campari (Equity turnover)
Campari (Stock price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Aggiornamento struttura azionaria

Al 31 dicembre 2008 gli azionisti rilevanti risultano essere i seguenti:

Azionista [1]	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	21.857.798	7,527%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

Dividendo

Il dividendo proposto per l'esercizio 2008 è pari a €0,11 per ogni azione in circolazione (invariato rispetto al dividendo distribuito per l'esercizio 2007).

Il dividendo sarà messo in pagamento a partire dal 21 maggio 2008, con esclusione delle azioni proprie in portafoglio, previo stacco della cedola 5 il 18 maggio 2008.

Informazioni sull'azione [1]		2008	2007	2006	2005	2004	2003	2002	2001
Prezzo di riferimento azione:									
Prezzo a fine periodo	€	4,80	6,56	7,52	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	6,60	8,41	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	3,85	6,50	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	5,55	7,54	7,32	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:									
Volume medio giornaliero [2]	numero azioni	662.927	763.806	594.348	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€milioni	3,7	5,8	4,4	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€milioni	1.394	1.904	2.183	1.812	1.372	1.117	871	766
Dividendo:									
Dividendo per azione [3]	€	0,11	0,11	0,10	0,10	0,10	0,088	0,088	0,088
Dividendo complessivo [3] [4]	€milioni	31,7	31,8	29,0	28,1	28,1	24,7	24,7	24,7

(1) Frazionamento delle azioni, in ragione di dieci nuove azioni ogni azione posseduta, divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di €3,1 per azione; nel 2001 il volume medio giornaliero e il controvalore medio giornaliero, esclusa la prima settimana di negoziazione, sono pari, rispettivamente, a 422.600 azioni e a €1.145 migliaia.

(3) Classificato in base a esercizio di riferimento.

(4) Relativamente agli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni; relativamente all'esercizio 2004 hanno avuto diritto al godimento del dividendo 281.048.090 azioni; relativamente all'esercizio 2005 hanno avuto diritto al godimento 281.356.013 azioni; relativamente all'esercizio 2006 hanno avuto diritto al godimento del dividendo 290.399.453 azioni e relativamente all'esercizio 2007 hanno avuto diritto al godimento del dividendo 289.355.546 azioni.

Indici di borsa [1]		2008 IAS / IFRS	2007 IAS / IFRS	2006 IAS / IFRS	2005 IAS / IFRS	2004 IAS / IFRS	2003 Principi contabili italiani	2002 Principi contabili italiani	2001 Principi contabili italiani
Patrimonio netto per azione	€	3,29	3,03	2,74	2,39	2,15	1,89	1,65	1,48
Price/book value	volte	1,46	2,17	2,74	2,61	2,20	2,04	1,82	1,78
Utile per azione (EPS) [2]	€	0,44	0,43	0,41	0,42	0,35	0,27	0,30	0,22
P/E *(price/earning)*	volte	10,9	15,2	18,3	14,9	13,7	14,0	10,1	12,1
Payout ratio (dividendo/utile netto) [3]	%	25,1	25,4	24,7	23,8	29,0	30,9	28,5	38,9
Dividend yield (dividendo/prezzo) [3] [4]	%	2,3	1,7	1,3	1,6	2,1	2,3	2,9	3,3

(1) Frazionamento delle azioni in ragione di 10 nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.
(2) Relativamente agli esercizi 2004, 2005, 2006 e 2007, l'indice è calcolato sulla base della media ponderata delle azioni ordinarie in circolazione come definito dal principio contabile IAS 33.
(3) Per l'esercizio 2008, dividendo proposto.
(4) *Dividend yield* calcolato sul prezzo dell'azione a fine periodo.

Attività di investor relations

La società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, l'attività del Gruppo con gli investitori è proseguita nel corso dell'anno con la partecipazione a importanti conferenze di paese e di settore, e l'organizzazione di numerosi incontri in Italia, nei principali centri finanziari in Europa, negli Stati Uniti e in Giappone.

La società, al fine di favorire il dialogo con i suoi azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito *internet* dedicata all'attività di *investor relations* (http://investors.camparigroup.com). All'interno di questa sezione possono essere reperite sia informazioni di carattere economico-finanziario (comunicati, presentazioni, bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa, *etc.*) sia dati e documenti di interesse per gli azionisti, tra cui la composizione degli organi sociali e le informazioni sulla *corporate governance*.


CAMPARI

BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato

	Note	2008 € / 000	*di cui parti correlate* *€ / 000*	2007 € / 000	*di cui parti correlate* *€ / 000*
Vendite nette	**10**	**942.329**	***12.922***	**957.510**	***19.527***
Costo del venduto	11	(428.211)	*16*	(441.356)	*75*
Margine lordo		**514.118**	***12.938***	**516.154**	***19.602***
Pubblicità e promozioni		(172.875)	*(4.070)*	(174.639)	*(9.268)*
Margine di contribuzione		**341.243**	***8.868***	**341.515**	***10.334***
Costi di struttura	12	(145.856)	*(1.286)*	(140.947)	*(240)*
di cui (oneri) e proventi non ricorrenti	*17*	*(3.649)*	*(1.541)*	*(2.835)*	–
Risultato operativo		**195.387**	***7.582***	**200.568**	***10.094***
Proventi e oneri finanziari	18	(22.205)	*19*	(16.984)	*128*
di cui oneri non ricorrenti	*18*	*(3.308)*	–		
Quota di utile (perdite) di società valutate con il metodo del patrimonio netto	8	230	*230*	(303)	*(303)*
Oneri per *put option*	19	(987)	–	–	–
Utile prima delle imposte		**172.426**	***7.830***	**183.281**	***9.919***
Imposte	20	(45.680)	–	(58.097)	–
Utile netto		**126.746**	***7.830***	**125.184**	***9.919***
Interessi di minoranza	35	(199)	–	(33)	–
Utile netto del Gruppo		**126.547**	***7.830***	**125.150**	***9.919***
Utile base e diluito per azione (Euro)		0,44		0,43	

Stato patrimoniale consolidato

	Note	31 dicembre 2008 € / 000	*di cui parti correlate* *€ / 000*	31 dicembre 2007 € / 000	*di cui parti correlate* *€ / 000*
ATTIVO					
Attività non correnti					
Immobilizzazioni materiali nette	22	176.486	–	155.418	–
Attività biologiche	23	18.018	–	15.899	–
Investimenti immobiliari	24	666	–	4.014	–
Avviamento e marchi	25	920.315	–	812.192	–
Attività immateriali a vita definita	27	5.105	–	5.089	–
Partecipazioni in società collegate e *joint venture*	8	1.101	–	608	–
Imposte anticipate	20	14.362	–	15.875	–
Altre attività non correnti	28	7.473	–	10.009	–
Totale attività non correnti		**1.143.525**	**–**	**1.019.103**	**–**
Attività correnti					
Rimanenze	29	165.717	–	166.937	–
Crediti commerciali	30	272.096	*5.192*	279.986	*8.553*
Crediti finanziari, quota a breve	31	4.093	*636*	2.878	*823*
Disponibilità liquide e mezzi equivalenti	32	172.558	–	199.805	–
Altri crediti	30	32.447	*1.551*	37.140	*3.015*
Totale attività correnti		**646.912**	***7.379***	**686.747**	***12.390***
Attività non correnti destinate alla vendita	33	12.670	–	2.473	–
Totale attività		**1.803.107**	***7.379***	**1.708.323**	***12.390***
PASSIVO E PATRIMONIO NETTO					
Patrimonio netto					
Capitale	34	29.040		29.040	
Riserve	34	923.821		847.587	
Patrimonio netto di pertinenza della Capogruppo		952.861		876.627	
Patrimonio netto di pertinenza di terzi	35	2.136		1.928	
Totale patrimonio netto		**954.997**	**–**	**878.555**	**–**
Passività non correnti					
Prestiti obbligazionari	36	316.852	–	287.651	–
Altre passività finanziarie non correnti	36	56.654	–	72.602	–
Piani a benefici definiti	37	10.663	–	11.657	–
Fondi per rischi e oneri futuri	38	9.013	–	11.038	–
Imposte differite	20	69.486	–	60.696	–
Altre passività non correnti					
Totale passività non correnti		**462.668**	**–**	**443.644**	**–**
Passività correnti					
Debiti verso banche	36	107.454	–	114.375	–
Altri debiti finanziari	36	25.843	–	21.168	–
Debiti verso fornitori	39	152.145	*1.012*	156.552	*3.262*
Debiti per imposte	41	59.273	*22.016*	54.592	*20.107*
Altre passività correnti	39	40.727	–	39.437	–
Totale passività correnti		**385.442**	***23.028***	**386.124**	***23.369***
Totale passività e patrimonio netto		**1.803.107**	***23.028***	**1.708.323**	***23.369***

Rendiconto finanziario consolidato

	Note	2008 €/000	2007 €/000
Flussi di cassa generati (assorbiti) da attività operative			
Utile operativo		195.387	200.568
Rettifiche per riconciliare l'utile operativo al flusso di cassa:			
Ammortamenti	13	19.301	19.548
Plusvalenze da cessioni di immobilizzazioni	17	(6.471)	(1.489)
Svalutazioni immobilizzazioni materiali	22	204	47
Accantonamenti fondi	37-38	3.293	5.072
Utilizzo di fondi	37-38	(5.868)	(4.620)
Altre voci che non determinano movimenti di cassa		(1.921)	(403)
Variazione capitale circolante netto operativo		(859)	(29.332)
Altre variazioni di attività e passività non finanziarie		6.649	20.000
Imposte sul reddito pagate		(38.201)	(39.510)
		171.514	**169.882**
Flussi di cassa generati (assorbiti) da attività di investimento			
Acquisizione di immobilizzazioni materiali ed immateriali	22-23-27	(48.108)	(33.622)
Proventi da cessioni di immobilizzazioni materiali	33	8.704	2.579
Acconti verso fornitori di immobilizzazioni	30	6.834	2.168
Acquisizione marchi	25	(2.100)	(29.328)
Acquisizione di società o quote in società controllate	7	(84.474)	
Accollo di debiti finanziari derivanti da acquisizioni di società	7	11.024	
Interessi attivi incassati		9.494	9.855
Dividendi ricevuti		148	231
Altre variazioni		193	1.571
		(98.286)	**(46.546)**
Flusso di cassa generato (assorbito) da attività di finanziamento			
Rimborsi debiti a medio-lungo termine	36	(13.129)	(12.380)
Variazione netta dei debiti verso banche a breve termine	36	(17.272)	(90.992)
Interessi passivi pagati		(25.415)	(25.542)
Variazione altri debiti e crediti finanziari		1.880	36
Vendita e acquisto azioni proprie	42	(4.510)	1.465
Dividendi pagati agli azionisti di minoranza		(686)	
Variazione netta dei titoli	31	(3.103)	975
Dividendo pagato dalla Capogruppo	34	(31.829)	(29.040)
		(94.065)	**(155.478)**
Differenze cambio e altri movimenti di patrimonio netto			
Differenze cambio su capitale circolante netto operativo		11.513	4.045
Altre differenze cambio e altri movimenti di patrimonio netto		(17.923)	(11.073)
		(6.409)	**(7.029)**
Variazione netta disponibilità e mezzi equivalenti: aumento (diminuzione)		**(27.246)**	**(39.170)**
Disponibilità e mezzi equivalenti all'inizio del periodo	32	199.805	238.975
Disponibilità e mezzi equivalenti alla fine del periodo	32	172.558	199.805

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo						
	Capitale € / 000	Riserva legale € / 000	Utili a nuovo € / 000	Altre riserve € / 000	**Totale € / 000**	Patrimonio netto di terzi € / 000	Patrimonio netto totale € / 000
Saldo al 1 gennaio 2007	**29.040**	**5.808**	**765.360**	**(4.320)**	**795.888**	**1.895**	**797.783**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(29.040)	–	**(29.040)**	–	(29.040)
Acquisto azioni proprie	–	–	(11.132)	–	**(11.132)**	–	(11.132)
Vendita/utilizzo azioni proprie	–	–	9.544	–	**9.544**	–	9.544
Stock option	–	–	406	2.512	**2.918**	–	2.918
Differenza di conversione	–	–	–	(28.135)	**(28.135)**	–	(28.135)
Plusvalenza da cessione azioni proprie	–	–	3.053	–	**3.053**	–	3.053
Valutazione strumenti copertura (*cash flow hedge*)	–	–	–	7.873	**7.873**	–	7.873
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto	–	–	507	–	**507**	–	507
Utile esercizio	–	–	125.150	–	**125.150**	33	125.184
Saldo al 31 dicembre 2007	**29.040**	**5.808**	**863.848**	**(22.070)**	**876.626**	**1.928**	**878.555**
Distribuzione dividendi agli azionisti della Capogruppo	–	–	(31.829)	–	**(31.829)**	–	(31.829)
Acquisto azioni proprie	–	–	(4.510)	–	**(4.510)**	–	(4.510)
Stock option	–	–	–	3.879	**3.879**	–	3.879
Differenza di conversione	–	–	–	(19.754)	**(19.754)**	8	(19.746)
Valutazione strumenti copertura (*cash flow hedge*)	–	–	(239)	2.141	**1.902**	–	1.902
Utile esercizio	–	–	126.547	–	**126.547**	199	126.746
Saldo al 31 dicembre 2008	**29.040**	**5.808**	**953.817**	**(35.803)**	**952.861**	**2.136**	**954.997**

Prospetto degli utili e delle perdite del Gruppo complessivi

	2008 € / 000	2007 € / 000
Utili netti direttamente riconosciuti a riserva da *fair value*, al netto del relativo effetto fiscale	1.902	7.873
Plusvalenza da cessione di azioni proprie		3.053
Effetto fiscale su utili (perdite) imputati direttamente a patrimonio netto		507
Differenza di conversione	(19.754)	(28.135)
Utili (perdite) iscritti direttamente a patrimonio netto	**(17.852)**	**(16.702)**
Utile netto del periodo	126.547	125.150
Utili (perdite) complessivi del Gruppo iscritti nell'esercizio	**108.695**	**108.448**
Utile di terzi	199	33
Differenza di conversione	8	
Utili complessivi iscritti nel periodo	**108.902**	**108.481**

NOTE AL BILANCIO

1. Informazioni generali

Davide Campari-Milano S.p.A. è una società con sede legale in Italia, in Via Filippo Turati 27, Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La Società è registrata presso il registro delle imprese di Milano REA 1112227.

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A., che è a sua volta controllata da Fincorus S.p.A.

Il Gruppo è presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Europa continentale.

Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*.

Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, Dreher, Old Eight e Drury's.

Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod.

Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma.

Il bilancio consolidato del Gruppo per l'esercizio chiuso al 31 dicembre 2008 è stato approvato il 18 marzo 2009 dal Consiglio di Amministrazione della Capogruppo Davide Campari-Milano S.p.A. che ne ha, quindi, autorizzato la pubblicazione.

Il Consiglio di Amministrazione mantiene la possibilità di modificarlo, qualora intervenissero eventi successivi rilevanti che ne richiedano il cambiamento, fino alla data dell'assemblea della Capogruppo.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

Il bilancio consolidato al 31 dicembre 2008 è stato redatto in conformità agli *International Financial Reporting Standards* ("IFRS"), emessi dall'*International Accounting Standard Board* ("IASB") e omologati dall'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ("IAS") e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* ("IFRIC"), precedentemente denominate *Standing Interpretations Commitee* ("SIC").

Il bilancio è stato redatto in base al principio del costo, a eccezione degli strumenti finanziari derivati, delle attività biologiche e delle nuove acquisizioni, iscritti al *fair value*.

Il valore contabile delle attività e passività che sono oggetto di operazioni di copertura del *fair value*, che sarebbero altrimenti iscritte al costo, è rettificato per tenere conto delle variazioni del *fair value* attribuibili al rischio oggetto di copertura.

I valori esposti nelle presenti note di commento, se non diversamente indicato, sono espressi in migliaia di Euro.

Principi di consolidamento

Il bilancio consolidato comprende le situazioni economico-patrimoniali della Capogruppo e delle società controllate italiane e estere sulle quali la Capogruppo esercita, direttamente o indirettamente, il controllo così come definito dallo IAS 27 - Bilancio consolidato.

Tali situazioni contabili, predisposte per il consolidamento, la cui data di chiusura coincide con quella della Capogruppo, sono state redatte secondo i principi contabili internazionali adottati dal Gruppo.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Forma e contenuto

Il Gruppo presenta il conto economico classificato per destinazione e lo stato patrimoniale basato sulla divisione tra attività e passività correnti e non correnti.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico del Gruppo, nonché la sua struttura patrimoniale e finanziaria.

Nel contesto di tale conto economico per destinazione, all'interno del risultato operativo sono stati identificati separatamente quei proventi e oneri derivanti da operazioni che non si ripetono frequentemente nella gestione ordinaria del *business*, quali, a esempio, le plusvalenze/minusvalenze da cessione di partecipazioni, i costi di ristrutturazione ed eventuali altri proventi/oneri non ricorrenti.

La definizione di "non ricorrente" è conforme a quella identificata dalla Comunicazione Consob del 28 luglio 2006 (DEM/6064296).

Si precisa che nel corso del 2008 il Gruppo non ha posto in essere operazioni atipiche e/o inusuali, nell'accezione prevista dalla medesima Comunicazione, secondo cui sono operazioni atipiche e/o inusuali quelle operazioni che per significatività/rilevanza, natura delle controparti, oggetto della transazione, modalità di determinazione del prezzo di trasferimento e tempistica dell'accadimento (prossimità alla chiusura dell'esercizio) possono dare luogo a dubbi in ordine: alla correttezza/completezza dell'informazione in bilancio, al conflitto d'interesse, alla salvaguardia del patrimonio aziendale, alla tutela degli azionisti di minoranza.

Il rendiconto finanziario è stato redatto sulla base del metodo indiretto.

Per quanto riguarda l'informativa di settore richiesta dallo IAS 14, la reportistica primaria del Gruppo è per settore di attività mentre l'informativa secondaria riporta le informazioni divise per area geografica.

Area di consolidamento

Nel corso del 2008 sono intervenute le seguenti variazioni nell'area di consolidamento:

- il 2 gennaio 2008 nell'ambito dell'acquisizione Cabo Wabo sono state acquisite Cabo Wabo, LLC con sede a San Francisco, USA e Red Fire Mexico S. de R.L. de C.V., con sede a Jalisco, Messico, entrambe per una quota del 80%;
- il 1 ottobre 2008 è stata costituita Campari Japan Ltd., con attività esclusivamente commerciale;
- il 7 novembre 2008, è stato acquistato il 100% di Destiladora San Nicolas, S.A. de C.V. con sede a Jalisco, Messico;
- il 19 novembre 2008, è stata perfezionata l'acquisizione del 70% di Sabia S.A., con sede a Buenos Aires, Argentina;
- nel corso dell'ultimo trimestre dell'anno, Lacedaemon B.V., *holding* di partecipazioni con sede ad Amsterdam, è stata liquidata.

Relativamente agli effetti generati dalle acquisizioni, si rimanda al paragrafo 7 - Aggregazioni aziendali.

Inoltre le seguenti operazioni hanno interessato l'area di consolidamento senza generare effetti:

- il 2 aprile 2008 Kaloyiannis Bros S.A. e Koutsikos Distilleries S.A. sono state fuse;
- il 2 aprile 2008 Campari Teoranta, società finanziaria e di servizi con sede a Dublino, è stata posta in liquidazione.

Le seguenti modifiche riguardano le quote possedute dal Gruppo in *joint venture* e collegate:

- il 1 gennaio 2008 la quota del Gruppo nella collegata MCS S.c.a.r.l è passata dal 33,33% al 50% a seguito dell'uscita dalla compagine societaria di uno dei *partner*;

- il 14 aprile 2008 è stata ceduta la partecipazione detenuta nella *joint venture* Summa S.L, operante in Spagna, al gruppo Gonzales Byass, già proprietario della partecipazione residua;
- il 23 dicembre 2008 è stata acquisita una partecipazione di minoranza del 26% nella *joint venture* indiana Focus Brands Trading (India) Private Ltd., la cui partecipazione di maggioranza fa capo al gruppo Jubilant.

Le tabelle che seguono mostrano l'elenco delle imprese incluse nell'area di consolidamento al 31 dicembre 2008:

		Capitale 31 dicembre 2008		% posseduta dalla Capogruppo		
Denominazione, attività	Sede	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO						
Davide Campari-Milano S.p.A., società *holding* e di produzione	Via Filippo Turati 27, Milano	€	29.040.000			
IMPRESE CONTROLLATE CONSOLIDATE CON IL METODO INTEGRALE						
Italia						
Campari Italia S.p.A., società commerciale	Via Filippo Turati 27, Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A., società di produzione, commerciale e *holding*	Località I Piani, Alghero	€	15.726.041	12,00	88,00	Zedda Piras S.p.A. (88%), Davide Campari-Milano S.p.A. (12%)
Sella & Mosca Commerciale S.r.l., società commerciale	Località I Piani, Alghero	€	100.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., società di produzione, commerciale e *holding*	Piazza Attilio Deffenu 9, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Turati Ventisette S.r.l., società inattiva	Via Filippo Turati 27, Milano	€	10.000	100,00		
Europa						
Campari Deutschland GmbH, società commerciale	Bajuwarenring 1, Oberhaching	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, società finanziaria	Avenue Louise 149/24, Bruxelles	€	246.926.407	26,00	74,00	Davide Campari-Milano S.p.A. (26%), Glen Grant Ltd. (39%), DI.CI.E. Holding B.V.(35%)
Campari Teoranta, società finanziaria e di servizi (*)	Merchants Hall, 25 - 26 Merchants Quay, Dublin	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France, società di produzione	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., società commerciale	7 Rue du Gabian, Monaco	€	180.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., società commerciale	Lindenstrasse 8, Baar	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
DI.CI.E. Holding B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	15.015.000		100,00	

Denominazione, attività	Sede	Capitale 31 dicembre 2008 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Kaloyiannis - Koutsikos Distilleries S.A., società di produzione e commerciale	6 & E Street, A' Industrial Area, Volos	€	8.884.200		75,00	O-Dodeca B.V.
O-Dodeca B.V., società *holding*	Atrium, Strawinskylaan 3105, Amsterdam	€	2.000.000		75,00	DI.CI.E. Holding B.V.
Prolera LDA, società di servizi	Rua Dos Murças 88, Funchal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, società di produzione e commerciale	Domaine de la Margue, Saint Gilles	€	4.793.183		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., società *dormant*	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Glen Grant Ltd., società *holding*	Glen Grant Distillery, Rothes, Morayshire	GBP	24.949.000		100,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale	Glen Grant Distillery, Rothes, Morayshire	GBP	1.000.000		100,00	Glen Grant Ltd.
Campari Austria GmbH, società commerciale	Parkring 10 / Liebenberggasse 7, Wien	€	500.000		100,00	DI.CI.E. Holding B.V.
Americhe						
Campari Argentina S.R.L., società commerciale	Avenida Alicia Moreau de Justo 1120, Piso 4, Oficina 404-A, Buenos Aires	ARS	11.750.000		100,00	DI.CI.E. Holding B.V. (95%) Campari do Brasil (5%)
Campari do Brasil Ltda., società di produzione e commerciale	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville-Barueri-SP	BRC	218.631.059	100,00		
Gregson's S.A., società proprietaria di marchi	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175.000		100,00	Campari do Brasil Ltda
Redfire, Inc., società *holding*	One Beach Street, Suite 300, San Francisco	US$	266.324.274	100,00		
Skyy Spirits, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	54.897.000		100,00	Redfire, Inc.
Cabo Wabo, LLC, società commerciale	One Beach Street, Suite 300, San Francisco	US$	2.312.252		80,00	Redfire, Inc.
Sabia S.A., società di produzione e commerciale	4554 Vedia St, Buenos Aires	ARS	6.000.000		70,00	DI.CI.E. Holding B.V.
Destiladora San Nicolas S.A. de C.V., società di produzione e commerciale	Hidalgo n° 1225, Col. Americana, C.P. 44200, Guadalajara, Jalisco	MXN	25.000.000		100,00	DI.CI.E. Holding B.V.
Red Fire Mexico, S. de R.L. de C.V., società commerciale	Camino Real Atotonilco, 1081, Rancho San Nicolas, Arandas, Jalisco	MXN	1.254.250		80,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2008 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Asia						
Qingdao Sella & Mosca Winery Co. Ltd., società di produzione e commerciale	8 Pingu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24.834.454		93,67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., società commerciale	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1.005.530		100,00	DI.CI.E. Holding B.V.
Campari Japan Ltd. società commerciale	6-17-15, Jingumae Shibuya-Ku, Tokyo, Japan, 150-003	JPY	3.000.000		100,00	DI.CI.E. Holding B.V.

Denominazione, attività	Sede	Capitale 31 dicembre 2008 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Altre partecipazioni						
Fior Brands Ltd., società commerciale (*)	C/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., società commerciale	Nieuwe Gracht 11, Haarlem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto
M.C.S. S.c.a.r.l., società commerciale	Millenium Park, Avenue de la Métrologie 10, Bruxelles	€	309.872	50,00	DI.CI.E. Holding B.V.	patrimonio netto
Focus Brands Trading (India) Private Ltd., società di produzione e commerciale	15th Floor, Devika Towers, 6, Nehru Place, New Delhi	INR	15.998.250	26,00	DI.CI.E. Holding B.V.	patrimonio netto

(*): società in liquidazione.

Imprese controllate

Tutte le imprese controllate sono consolidate con il metodo integrale.

Tale metodo prevede che le attività e le passività, gli oneri e i proventi delle imprese consolidate siano assunti integralmente nel bilancio consolidato; il valore contabile delle partecipazioni è eliminato a fronte della corrispondente frazione di patrimonio netto delle imprese partecipate, attribuendo ai singoli elementi dell'attivo e del passivo patrimoniale il loro valore corrente alla data di acquisizione del controllo.

L'eventuale differenza residua, se positiva, è iscritta alla voce dell'attivo Avviamento; se negativa, è rilevata a conto economico.

Le quote del patrimonio netto e dell'utile di competenza dei soci di minoranza sono iscritte in apposite voci del bilancio; la quota di patrimonio netto dei soci di minoranza è determinata sulla base dei valori correnti attribuiti alle attività e passività alla data di assunzione del controllo, escluso l'eventuale avviamento a essi riferibile.

Imprese collegate, a controllo congiunto e joint-venture

Queste società sono valutate nel bilancio consolidato con il metodo del patrimonio netto, a partire dalla data in cui inizia l'influenza notevole o il controllo congiunto fino al momento in cui lo stesso cessa di esistere.

Qualora l'eventuale quota di pertinenza del Gruppo delle perdite della collegata ecceda il valore contabile della partecipazione in bilancio, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite non è rilevata, a eccezione e nella misura in cui il Gruppo abbia l'obbligo di risponderne.

Transazioni eliminate nel processo di consolidamento

Nella redazione del bilancio consolidato, gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, sono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Gli utili e le perdite non realizzati generati su operazioni con imprese collegate o a controllo congiunto sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

I dividendi incassati da società consolidate sono eliminati.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in Euro dei bilanci espressi in valute diverse dalla moneta di conto è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale sono imputate alla riserva del patrimonio netto Riserva conversione valuta, sino alla cessione della partecipazione;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla Riserva conversione valuta.

Nella redazione del rendiconto finanziario consolidato sono stati utilizzati i tassi medi di cambio per convertire i flussi di cassa delle imprese controllate estere.

I cambi applicati nelle operazioni di conversione sono i seguenti:

	31 dicembre 2008		31 dicembre 2007	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,4706	1,3917	1,3706	1,4721
Franco Svizzero	1,5871	1,4850	1,6427	1,6547
Real Brasiliano	2,6745	3,2436	2,6646	2,6108
Peso Uruguayano	30,6205	33,9046	32,0720	31,6992
Renminbi Cinese	10,2247	9,4956	10,4186	10,7524
Sterlina Inglese	0,7965	0,9525	0,6846	0,7334
Rupia Indiana	63,7012	67,6360	–	–
Yen Giapponese	152,3306	126,1400	–	–
Peso Argentino	4,6409	4,8044	4,2708	4,6369
Peso Messicano	16,29666	19,2333	15,2746	16,0547

3. Sintesi dei principi contabili applicati

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa e in grado di produrre benefici economici futuri, nonché l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 – Attività immateriali, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività, se acquistate separatamente, sono iscritte al costo d'acquisto comprensivo di tutti gli oneri accessori a essi imputabili.

Le attività prodotte internamente, a eccezione dei costi di sviluppo, non sono capitalizzate e si rilevano nel conto economico dell'esercizio in cui sono sostenute.

Le attività immateriali acquisite attraverso operazioni di aggregazioni aziendali sono capitalizzate al *fair value* alla data di acquisizione.

Le attività immateriali a vita definita sono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua vita utile, generalmente su 3 anni, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

Il periodo di ammortamento delle attività immateriali a vita definita è rivisto almeno a ogni chiusura di esercizio al fine di verificare eventuali cambiamenti nella loro vita utile, che, se identificati, saranno considerati come cambiamenti di stime.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui sono sostenuti.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per l'azienda; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale e gli altri eventuali costi accessori.

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la recuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore, adottando i criteri indicati al punto Perdita di valore delle attività (*Impairment*).

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale il *management* valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non possono più essere recuperate in periodi futuri.

Aggregazioni aziendali

Le aggregazioni aziendali sono contabilizzate usando il metodo dell'acquisto.

L'avviamento acquisito in una aggregazione aziendale è inizialmente misurato al costo rappresentato dall'eccedenza del costo dell'aggregazione aziendale, rispetto alla quota di pertinenza del Gruppo del valore equo netto delle attività, passività e passività potenziali identificabili (dell'acquisita).

Dopo la rilevazione iniziale, l'avviamento è misurato al costo al netto di riduzioni durevoli di valore cumulate.

Al fine di verificare la presenza di riduzioni durevoli di valore, l'avviamento acquisito in una aggregazione aziendale è allocato, dalla data di acquisizione, alle singole unità generatrici di flussi del Gruppo, o ai gruppi di unità generatrici di flussi che dovrebbero trarre beneficio dalle sinergie dell'aggregazione, indipendentemente dal fatto che altre attività o passività dell'acquisita siano assegnate a tali unità o raggruppamenti di unità.

Quando l'avviamento costituisce parte di una unità generatrice di flussi (gruppo di unità generatrici di flussi) e parte dell'attività interna a tale unità viene ceduta, l'avviamento associato all'attività ceduta è incluso nel valore contabile dell'attività per determinare l'utile o la perdita derivante dalla cessione.

L'avviamento ceduto in tali circostanze è misurato sulla base dei valori relativi dell'attività ceduta e della porzione di unità mantenuta in essere.

Immobilizzazioni materiali

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione e non sono rivalutati.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

Gli oneri finanziari sono rilevati a conto economico quando sostenuti.

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita a uno specifico fondo.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti, stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonché le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

– immobili strumentali e costruzioni leggere:	3%-5%
– impianti e macchinari:	10%-25%
– mobili, macchine d'ufficio e macchine elettroniche:	10%-30%
– automezzi e autoveicoli:	20%-40%
– attrezzature varie:	20%-30%

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Un bene materiale viene eliminato dal bilancio al momento della vendita o quando non sussistono benefici economici futuri dal suo uso o dismissione.

Eventuali utili o perdite sono inclusi nel conto economico nell'anno della suddetta eliminazione.

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.

Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

Il Gruppo verifica, almeno annualmente, se vi siano indicatori tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni il Gruppo stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, il Gruppo stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.

Tale perdita è rilevata a conto economico, a eccezione del caso cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.

In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato, in tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili e i fabbricati posseduti al fine di conseguire canoni di locazione ("investimenti immobiliari") sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valori accumulati. L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non vengono ammortizzati.

Gli investimenti immobiliari sono eliminati dal bilancio quando sono ceduti o quando l'investimento è durevolmente inutilizzabile e non sono attesi benefici economici futuri dalla sua cessione.

Attività biologiche

Le attività biologiche sono valutate, alla rilevazione iniziale e a ogni data di bilancio, al loro *fair value* al netto dei costi stimati al punto di vendita.

Il relativo prodotto agricolo è valutato al costo che approssima il *fair value* al netto dei costi stimati al punto vendita al momento del raccolto.

Strumenti finanziari

Gli strumenti finanziari detenuti dal Gruppo sono rappresentati dalle voci di seguito descritte.

Le attività finanziarie includono le partecipazioni in società collegate e *joint venture*, titoli correnti, crediti finanziari, rappresentati anche dal *fair value* positivo degli strumenti finanziari derivati, crediti commerciali e altri crediti, nonché le disponibilità liquide e mezzi equivalenti.

In particolare, le disponibilità liquide e mezzi equivalenti includono la cassa, i depositi bancari e titoli a elevata negoziabilità che possono essere convertiti in cassa prontamente e che sono soggetti a un rischio di variazione di valore non significativo.

La scadenza dei depositi e dei titoli inclusi in questa categoria è inferiore a 3 mesi.

I titoli correnti comprendono i titoli con scadenza a breve termine o titoli negoziabili che rappresentano investimenti temporanei di liquidità e che non rispettano i requisiti per essere classificati come mezzi equivalenti alle disponibilità.

Le passività finanziarie includono i debiti finanziari, rappresentati anche dal *fair value* negativo degli strumenti finanziari derivati, i debiti commerciali e gli altri debiti.

Le attività e le passività finanziarie, diverse dalle partecipazioni, sono contabilizzate secondo quanto stabilito dallo IAS 39 - Strumenti finanziari: rilevazione e valutazione, nelle seguenti categorie:

Strumenti finanziari a valore equo con variazioni imputate a conto economico

Tale categoria comprende tutti gli strumenti finanziari detenuti per la negoziazione e quelli designati al momento della prima rilevazione al valore equo con variazioni imputate a conto economico.

Gli strumenti finanziari detenuti per la negoziazione sono tutti quegli strumenti acquisiti ai fini di vendita nel breve termine; questa categoria include anche gli strumenti derivati che non soddisfano i requisiti previsti dallo IAS 39 per essere considerati di copertura.

Tali strumenti a valor equo con variazioni imputate a conto economico sono iscritti nello stato patrimoniale al valor equo, mentre i relativi utili e perdite sono rilevati a conto economico.

Investimenti detenuti fino alla scadenza

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi accessori alla transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento, della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Gli utili e le perdite sono rilevati a conto economico nel momento in cui l'investimento viene contabilmente eliminato o al manifestarsi di una perdita durevole di valore, oltre che al processo di ammortamento.

Finanziamenti e crediti

I finanziamenti e crediti sono strumenti finanziari non derivati con pagamenti fissi o determinabili che non sono quotati su un mercato attivo.

Dopo la rilevazione iniziale, tali strumenti sono valutati secondo il criterio del costo ammortizzato usando il metodo del tasso di sconto effettivo al netto di ogni accantonamento per perdita di valore.

Gli utili e le perdite sono iscritti a conto economico quando i finanziamenti e crediti sono contabilmente eliminati o al manifestarsi di perdite di valore, oltre che attraverso il processo di ammortamento.

Attività finanziarie disponibili per la vendita

Le attività finanziarie disponibili per la vendita, esclusi gli strumenti derivati, sono quelle designate come tali o non classificate in nessuna altra delle tre precedenti categorie.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita sono valutati al *fair value* .

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

Perdita di valore di un'attività finanziaria

Il Gruppo valuta, almeno annualmente, se esistono indicatori che un'attività finanziaria o un gruppo di attività finanziarie possa aver subito una perdita di valore.

Un'attività finanziaria o un gruppo di attività finanziarie è svalutato solo se esiste un'evidenza oggettiva della perdita di valore come risultato di uno o più eventi che sono accaduti dopo la data di iscrizione iniziale dell'attività o del gruppo di attività e che hanno avuto un impatto, stimabile attendibilmente, sui futuri flussi di cassa generabili dall'attività o dal gruppo di attività stesso.

Cancellazione di attività e passività finanziarie

Un'attività finanziaria (o, ove applicabile, parte di un'attività finanziaria o parte di un gruppo di attività finanziarie simili) viene cancellata dal bilancio quando:

- i diritti a ricevere flussi finanziari dall'attività sono estinti;
- il Gruppo conserva il diritto a ricevere flussi finanziari dall'attività, ma ha assunto l'obbligo contrattuale di corrisponderli interamente e senza ritardi a una terza parte;
- il Gruppo ha trasferito il diritto a ricevere flussi finanziari dall'attività e (i) ha trasferito sostanzialmente tutti i rischi e benefici della proprietà dell'attività finanziaria oppure (ii) non ha trasferito né trattenuto sostanzialmente tutti i rischi e benefici dell'attività, ma ha trasferito il controllo della stessa.

Nei casi in cui il Gruppo abbia trasferito i diritti a ricevere flussi finanziari da un'attività e non abbia né trasferito né trattenuto sostanzialmente tutti i rischi e benefici o non abbia perso il controllo sulla stessa, l'attività viene rilevata nel bilancio del Gruppo, nella misura del suo coinvolgimento residuo dell'attività stessa.

Una passività finanziaria viene cancellata dal bilancio quando l'obbligo sottostante la passività è estinto, o annullato o adempiuto.

Nei casi in cui una passività finanziaria esistente è sostituita da un'altra dello stesso prestatore, a condizioni sostanzialmente diverse, oppure le condizioni di una passività esistente vengono sostanzialmente modificate, tale scambio o modifica viene trattata come una cancellazione contabile della passività originale e la rilevazione di una nuova passività, con iscrizione a conto economico di eventuali differenze tra i valori contabili.

Strumenti finanziari derivati e operazioni di copertura

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati sono contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa.

Si presume che la copertura sia altamente efficace: l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore equo, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

- *fair value hedge* – se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore equo di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore equo dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, è rilevata come parte del valore di carico di tale posta e in contropartita a conto economico;
- *cash flow hedge* – se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa futuri di un'attività o di una passività iscritta in bilancio o di una operazione prevista altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto; l'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui l'operazione oggetto di copertura influenza il conto economico; l'utile o la perdita associati a una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

In base allo IAS 39 - Strumenti finanziari: rilevazione e valutazione, un'operazione intragruppo prevista altamente probabile si qualifica come posta coperta in una relazione di *cash flow hedge* del rischio di cambio, nel caso in cui la transazione è effettuata in una valuta diversa da quella funzionale dell'impresa che ha effettuato la transazione e il bilancio consolidato è esposto al rischio di cambio.

Inoltre, se la copertura di un'operazione intragruppo prevista rispetta i requisiti per *l'hedge accounting*, ogni utile o perdita iscritta direttamente a patrimonio netto secondo le regole dello IAS 39 viene riclassificata a conto economico nel periodo in cui il rischio di cambio della transazione coperta manifesta i suoi effetti sul conto economico consolidato.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, e il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo, e la cui vendita è altamente probabile nel breve termine (entro 1 anno) e nelle condizioni in cui si trovano le attività.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni.

La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera.

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro attraverso piani a contribuzione definita e/o piani a benefici definiti.

Piani a benefici definiti

L'obbligazione del Gruppo e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

Piani a contribuzione definita

Poiché il Gruppo assolve la sua obbligazione mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Qualora alla data di chiusura del bilancio le quote contributive in oggetto siano già state versate, nessuna passività è iscritta in bilancio.

Piani retributivi sotto forma di partecipazione al capitale

Il Gruppo riconosce benefici addizionali a soggetti legati da un rapporto di lavoro dipendente, ad amministratori e a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 - Pagamenti basati su azioni, l'ammontare complessivo del valore equo delle *stock option* alla data di assegnazione è rilevato, con l'incremento della rispettiva riserva di patrimonio, a conto economico come costo lungo il periodo che parte dal momento dell'assegnazione e termina alla data in cui i dipendenti, amministratori e soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo interessati maturano pienamente il diritto a ricevere il compenso.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale, mentre nel caso di modifiche nei termini del piano, costi addizionali sono iscritti per ogni modifica di piano che determina un incremento del valore corrente dell'opzione riconosciuta.

Nessun costo è riconosciuto nel caso in cui il diritto all'opzione non fosse vestito, mentre nel caso di cancellazione di un diritto, tale diritto è trattato come se fosse vestito alla data di cancellazione e ogni costo non ancora riconosciuto è immediatamente contabilizzato.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option è* rilevato con contropartita alla voce Riserva per *stock option*.

Il Gruppo ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

L'effetto di diluizione delle opzioni non ancora esercitate è riflesso nel calcolo della diluizione dell'utile per azione.

Fondi rischi e oneri

Gli accantonamenti a fondi per rischi e oneri sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce "Proventi (oneri) finanziari".

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa a attività materiali (a esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Quando il Gruppo si aspetta che tutti o una parte dei fondi iscritti siano rimborsati da terzi, l'indennizzo è iscritto nell'attivo solo se è virtualmente certo e sia l'accantonamento che il relativo rimborso sono iscritti a conto economico .

Fondo ristrutturazione

Il Gruppo iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione, e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno al Gruppo i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al valore equo del corrispettivo ricevuto, escludendo sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;

- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi sono rilevati alla data della delibera da parte dell'assemblea;
- gli affitti derivanti da investimenti immobiliari sono contabilizzati a quote costanti lungo la durata dei contratti di locazione in essere.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia a amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce Debiti per imposte.

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare/recuperare alle/dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le imposte correnti, relative alle poste iscritte direttamente a patrimonio netto, sono iscritte nel patrimonio netto.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite e anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali con il *liability method*.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili, nei rispettivi ordinamenti dei paesi in cui il Gruppo opera, negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando le imposte sul reddito sono applicate dalla medesima autorità fiscale, vi è un diritto legale di compensazione e i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, effettuata solo nel caso in cui le imposte sul reddito sono applicate dalla medesima autorità fiscale e esiste un diritto legale alla compensazione, se attivo, è iscritto alla voce Imposte anticipate; se passivo, alla voce Imposte differite.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi a operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Utile per azione

L'utile base per azione è calcolato dividendo il risultato economico del Gruppo per la media ponderata delle azioni in circolazione durante l'esercizio, escludendo le eventuali azioni proprie in portafoglio.

Ai fini del calcolo dell'utile (perdita) diluito per azione, la media ponderata delle azioni in circolazione è modificata assumendo la conversione di tutte le potenziali azioni aventi effetto diluitivo.

Anche il risultato netto del Gruppo è rettificato per tener conto degli effetti, al netto delle imposte, della conversione.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte del *management* l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa a attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

I valori delle singole categorie sono esposti nelle note al bilancio.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico nel periodo in cui avviene la revisione della stima se tale revisione ha effetti solo su tale periodo, o anche nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente che sugli esercizi futuri.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.

I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

4. Variazione nei principi contabili

Principi contabili applicabili dal 1 gennaio 2008

- Il 2 novembre 2006 l'IFRIC ha emesso il documento interpretativo IFRIC 11 - IFRS 2 -Transazioni su azioni del Gruppo e azioni proprie per specificare il trattamento contabile di pagamenti basati su azioni per il cui soddisfacimento la società deve acquistare azioni proprie, nonché di pagamenti basati su azioni di una società del gruppo (ad esempio della controllante) attribuiti a dipendenti di altre società del gruppo: tale principio è stato applicato anticipatamente dal Gruppo già nel 2007.
- Nell'ambito delle modifiche agli IFRS ("*improvement*"), emesse dallo IASB nel maggio 2008 e più dettagliatamente descritte nel paragrafo successivo, il Gruppo si è avvalso della facoltà di applicazione anticipata al 1 gennaio 2008 della modifica allo IAS - 38 Attività immateriali, prevista in modo retrospettico per il 1 gennaio 2009. La modifica stabilisce il riconoscimento a conto economico dei costi promozionali e di pubblicità. Tali costi devono essere imputati a conto economico nel momento in cui l'impresa stessa ha il diritto di accedere al bene, se si tratta di acquisto di beni, o in cui il servizio è reso, se si tratta di acquisto di servizi. L'impatto dell'applicazione anticipata di tale principio è stato pari a €1, 2 milioni al netto dell'effetto fiscale. Inoltre, il principio è stato modificato per consentire alle imprese di adottare il metodo delle unità prodotte per determinare l'ammortamento delle attività immateriali a vita utile definita. Tale emendamento non ha determinato l'iscrizione in bilancio di maggiori oneri.
- Il 13 ottobre 2008 lo IASB ha emesso un emendamento allo IAS 39 - Strumenti finanziari: Rilevazione e valutazione e all'IFRS - 7 Strumenti finanziari: informazioni integrative che ha introdotto alcune limitate possibilità di riclassificazione di strumenti finanziari in precedenza iscritti nelle categorie "a *fair value* rilevato a conto economico" e "disponibili per la vendita"; il principio è applicabile dal 1 luglio 2008 e non ha avuto alcun impatto sul Gruppo.

Inoltre, sono state emesse le seguenti interpretazioni, che non hanno prodotto impatti sul bilancio del Gruppo:

- IFRIC 12 - Contratti di servizi in concessione (applicabile dal 1 gennaio 2008)
- IFRIC 14 sullo IAS 19 - Attività per piani a benefici definiti e criteri minimi di copertura (applicabile dal 1 gennaio 2008); l'interpretazione fornisce le linee guida generali su come determinare l'ammontare limite stabilito dallo IAS 19 per il riconoscimento delle attività a servizio dei piani e fornisce una spiegazione circa gli effetti contabili causati dalla presenza di una clausola di copertura minima del piano.

Nuovi principi contabili non ancora applicati

- Il 30 novembre 2006 lo IASB ha emesso il principio contabile IFRS 8 - Segmenti Operativi che sarà applicabile a partire dal 1 gennaio 2009 in sostituzione dello IAS 14 Informativa di Settore.

  Il nuovo principio contabile richiede al Gruppo di basare informazioni riportate nell'informativa di settore sugli elementi che il *management* utilizza per prendere le proprie decisioni operative, quindi richiede l'identificazione dei segmenti operativi sulla base della reportistica interna che è regolarmente rivista dal *management* al fine dell'allocazione delle risorse ai diversi segmenti e al fine delle analisi di *performance*.

  Tale principio non è stato applicato anticipatamente dal Gruppo e, allo stato, si prevede non produrrà alcun effetto sulle note del bilancio consolidato di Davide Campari - Milano S.p.A.
- Il 29 marzo 2007 lo IASB ha emesso una versione rivista dello IAS 23 - Oneri finanziari, che sarà applicabile a partire dal 1 gennaio 2009.

  Il principio è stato modificato per richiedere la capitalizzazione degli oneri finanziari, quando tali costi si riferiscono ad attività che richiedono un periodo di tempo rilevante per potere essere pronte per l'uso previsto o per la vendita.

  Il Gruppo adotterà il principio in modo prospettico agli oneri finanziari relativi ai beni capitalizzati a partire dal 1 gennaio 2009.

  Al 31 dicembre 2008 non sono stati identificati "*asset* qualificati" ai fini della capitalizzazione degli oneri finanziari.
- IAS 1 Rivisto – Presentazione del bilancio.

  Il principio rivisto IAS 1 - Presentazione del bilancio è stato omologato il 6 settembre 2007 ed entrerà in vigore dal 1 gennaio 2009.

  Il principio separa i cambiamenti intervenuti nel patrimonio netto in capo agli azionisti e ai non azionisti.

  Il prospetto delle variazioni del patrimonio netto includerà solo il dettaglio delle transazioni con azionisti, mentre tutte le variazioni relative a transazioni con non azionisti saranno nel prospetto del *comprehensive income*, che contiene tutte le voci di ricavo e di costo di competenza del periodo registrate a conto economico e, in aggiunta, ogni altra voce di ricavo e costo rilevata.

  Il prospetto del *comprehensive income* può essere presentato in forma di un singolo prospetto o in due prospetti correlati.

  Questa modifica di principio non è stata applicata anticipatamente, e non produrrà alcun effetto dal punto di vista della valutazione delle poste di bilancio.
- IFRS 3R – Aggregazioni aziendali e IAS 27R – Bilancio consolidato e separato.

  I due principi rivisti sono stati omologati il 10 gennaio 2008 ed entreranno in vigore dal 1 luglio 2009 per tutti i bilanci con esercizio che inizia dopo tale data; pertanto, per il Gruppo saranno applicabili dal 1 gennaio 2010.
- L'IFRS 3R introduce alcuni cambiamenti nella contabilizzazione delle *business combination* che avranno effetti sull'ammontare del *goodwill* rilevato, sul risultato dell'esercizio in cui avviene l'acquisizione e sui risultati degli esercizi successivi.

  Lo IAS 27R richiede che un cambiamento nella quota di partecipazione detenuta in una controllata sia contabilizzato come una transazione di capitale.

  Di conseguenza, questo cambiamento non avrà impatto sul *goodwill*, e non darà origine né a utili né a perdite.

Inoltre, i principi rivisti introducono cambiamenti nella contabilizzazione di una perdita subita da una controllata così come della perdita di controllo della controllata.

I cambiamenti introdotti dai principi IFRS 3R e IAS 27R dovranno essere applicati in maniera prospettica e avranno impatti sulle future acquisizioni e transazioni con azionisti di minoranza.

- IFRS 2 – Pagamenti basati su azioni – Condizioni di maturazione e cancellazioni.

  Questa modifica all'IFRS 2 Pagamenti basati su azioni è stata pubblicata il 17 gennaio 2008 ed entrerà in vigore dal 1 gennaio 2009.

  Il principio restringe la definizione di condizioni di maturazione a una condizione che include un obbligo esplicito o implicito a fornire un servizio.

  Ogni altra condizione è una *non-vesting condition* e deve essere presa in considerazione per determinare il *fair value* dello strumento rappresentativo di capitale assegnato.

  Nel caso in cui il premio non maturi come conseguenza del fatto che non venga soddisfatta una *non-vesting condition* che è sotto il controllo dell'entità o della controparte, questo deve essere contabilizzato come una cancellazione.

  Il Gruppo non ha intrapreso operazioni con pagamenti basati su azioni con condizioni *non-vesting* e, di conseguenza, non si aspetta effetti significativi nella contabilizzazione degli accordi di pagamento basati su opzioni.

- Modifiche allo IAS 32 e allo IAS 1 – Strumenti Finanziari "a vendere" (strumenti finanziari di tipo *puttable*).

  Le modifiche allo IAS 32 e allo IAS 1 sono state omologate il 14 febbraio 2008 ed entreranno in vigore dal 1 gennaio 2009.

  La modifica allo IAS 32 richiede che alcuni strumenti finanziari "a vendere" e gli strumenti finanziari che impongono alla società un'obbligazione a consegnare ad un terzo una quota di partecipazione nelle attività della società, siano classificati come strumenti di patrimonio se ricorrono determinate condizioni.

  La modifica allo IAS 1 richiede che nelle note esplicative vengano fornite alcune informazioni relative a opzioni "a vendere" classificate come patrimonio.

  Il Gruppo non si aspetta che queste modifiche abbiano impatto sul proprio bilancio consolidato, in quanto non ha emesso tali tipologie di strumenti.

- Il 22 maggio 2008 lo IASB ha emesso un insieme di modifiche agli IFRS (*"improvement"*) omologate con Regolamento della Commissione Europea 70/2009 il 23 gennaio 2009; di seguito vengono citate quelle indicate dallo IASB come variazioni che comporteranno un cambiamento nella presentazione, riconoscimento e valutazione delle poste di bilancio, tralasciando invece quelle che determineranno solo variazioni terminologiche o cambiamenti editoriali con effetti minimi in termini contabili.

  - IFRS 5 – Attività non correnti destinate alla vendita e attività operative cessate: la modifica deve essere applicata per tutti gli esercizi che inizieranno dopo il 1 luglio 2009, pertanto sarà applicabile al Gruppo in modo prospettico dal 1 gennaio 2010.

    Se un'impresa è impegnata in un piano di cessione che comporti la perdita del controllo su una partecipata, tutte le attività e passività della controllata dovranno essere riclassificate tra le attività destinate alla vendita, anche se dopo la cessione l'impresa deterrà ancora una quota partecipativa minoritaria nella controllata.

  - IAS 1 – Presentazione del bilancio (già rivisto nel 2007): la modifica, che deve essere applicata dal 1 gennaio 2009 in modo prospettico, prevede che gli strumenti finanziari derivati che non sono detenuti per la negoziazione non devono essere automaticamente classificati tra le poste correnti; la loro classificazione dipende dalle aspettative della direzione; l'adozione di tale modifica non produrrà alcuna variazione dal punto di vista della valutazione delle poste di bilancio.

  - IAS 16 – Immobili, impianti e macchinari: la modifica deve essere applicata dal 1 gennaio 2009.

    La modifica consiste nella sostituzione della definizione di "valore recuperabile" come il più alto tra il "*fair value* al netto dei costi di vendita" e il "valore in uso"; il Gruppo modificherà i suoi principi contabili anche se si aspetta che tale modifica non determini alcun cambiamento in bilancio.

- IAS 19 – Benefici ai dipendenti: l'emendamento deve essere applicato dal 1 gennaio 2009 in modo prospettico alle variazioni nei benefici intervenute successivamente a tale data.

  Tale emendamento chiarisce la definizione di costo/provento relativo alle prestazioni di lavoro passate.

  In caso di riduzione di un piano, l'effetto da imputarsi immediatamente a conto economico deve comprendere solo la riduzione di benefici relativi a periodi futuri.

  Il *Board*, inoltre, ha rielaborato la definizione di benefici a breve termine e di benefici a lungo termine e ha modificato la definizione di rendimento delle attività, stabilendo che questa voce deve essere esposta al netto di eventuali oneri di amministrazione che non siano già inclusi nel valore dell'obbligazione.

  Il Gruppo non ha applicato anticipatamente tale emendamento, comunque non si aspetta impatti significativi sul suo bilancio.
- IAS 20 – Contabilizzazione e informativa dei contributi pubblici: la modifica, che deve essere applicata in modo prospettico dal 1 gennaio 2009, stabilisce che tutti i prestiti dello stato concessi a un tasso di interesse molto inferiore a quello di mercato o gratuitamente devono essere contabilizzati come se fossero stati emessi a tasso di mercato; la differenza tra l'ammontare ricevuto e il valore attualizzato è trattato come contributo pubblico e quindi deve seguire le regole di riconoscimento stabilite dallo IAS 20 e tali prestiti devono essere valutati in base a quanto stabilito nello IAS 39 - Strumenti finanziari; il Gruppo non ha applicato anticipatamente tale emendamento, comunque non si aspetta impatti sul suo bilancio dall'applicazione dello stesso.
- IAS 23 – Oneri finanziari: la modifica, che deve essere applicata dal 1 gennaio 2009, ha rivisitato la definizione di oneri finanziari legati a un finanziamento, definendoli come quegli interessi passivi calcolati usando il metodo del tasso di interesse effettivo in accordo con lo IAS 39; il Gruppo modificherà di conseguenza i suoi principi contabili; tuttavia non si aspetta impatti da tale modifica sulla sua posizione finanziaria.
- IAS 27 – Bilancio consolidato e separato: l'emendamento e le successive modifiche, recepite con Regolamento della Commissione Europea 69/2009 il 23 gennaio 2009, deve essere applicato dal 1 gennaio 2009 in modo prospettico.

  Quando un'entità redige il bilancio separato, deve contabilizzare le partecipazioni in controllate, in entità a controllo congiunto e in collegate al costo o in conformità allo IAS 39.

  Nel caso di partecipazioni valutate al costo e possedute per la vendita, queste devono essere contabilizzate secondo quanto richiesto dall'IFRS 5.

  Viceversa, la valutazione delle partecipazioni contabilizzate al *fair value* in conformità allo IAS 39 nel bilancio separato, non cambia qualora esse siano classificate come possedute per la vendita.

  Un ulteriore emendamento allo IAS 27, emesso sempre nel maggio 2008, prevede che tutti i dividendi ricevuti da una controllata, di un'entità a controllo congiunto o di una società collegata, anche se sono versati a titolo di riserve precedenti all'acquisizione devono essere contabilizzati a conto economico.

  Nell'individuazione di indicatori di *impairment* per la valutazione di tali investimenti, la distribuzione di dividendi attinti da riserve antecedenti all'acquisizione dovrà essere considerata.

  Tale emendamento non è applicabile al bilancio consolidato del Gruppo.
- IAS 28 – Partecipazioni in imprese collegate: la modifica, che deve essere applicata dal 1 gennaio 2009, stabilisce che nel caso di partecipazioni valutate secondo il metodo del patrimonio netto, un'eventuale perdita di valore non deve essere allocata alle singole attività (e in particolare all'eventuale *goodwill*) che compongono il valore di carico della partecipazione, ma al valore della partecipata nel suo complesso.

  Pertanto, in presenza di condizioni per un successivo ripristino di valore, tale ripristino deve essere riconosciuto integralmente.

  Il Gruppo non si aspetta impatti significativi dall'applicazione di questo emendamento.
- IAS 28 – Partecipazioni in imprese collegate, e IAS 31 – Partecipazioni in *joint venture*: tali emendamenti, che devono essere applicati dal 1 gennaio 2009, prevedono che siano fornite informazioni aggiuntive anche per le partecipazioni in imprese collegate e *joint venture* valutate al *fair*

value secondo lo IAS 39; coerentemente sono stati modificati l'IFRS 7 - Strumenti finanziari: informazioni integrative e lo IAS 32 - Strumenti finanziari: esposizione in bilancio; inoltre viene maggiormente dettagliato il calcolo dell'*impairment* nel caso di investimenti in collegate valutate con il metodo del patrimonio netto; l'adozione di tale modifica non produrrà alcuna variazione dal punto di vista della valutazione delle poste di bilancio.

- IAS 29 – Informazioni contabili in economie iperinflazionate: la precedente versione del principio non rifletteva il fatto che alcune attività o passività potrebbero essere valutate in bilancio sulla base del valore corrente anziché del costo storico; la modifica introdotta per prendere in considerazione tale eventualità deve essere applicata dal 1 gennaio 2009; nessun impatto è atteso dall'applicazione di questo emendamento.
- IAS 36 – Perdite di valore di attività: la modifica, che deve essere applicata dal 1 gennaio 2009, prevede che devono essere riportate informazioni addizionali, relative al tasso di sconto, al tasso di crescita applicato e al periodo di proiezione del piano nel caso in cui il metodo di attualizzazione dei flussi di cassa (DCF) è utilizzato per stimare il "*fair value* al netto dei costi di vendita"; tali informazioni sono le stesse richieste nel caso in cui il DCF è utilizzato per stimare il "valore in uso"; questo emendamento non ha immediato impatto sul bilancio del Gruppo perché il valore recuperabile è stimato tramite la determinazione del "valore in uso".
- IAS 39 – Strumenti finanziari: riconoscimento e valutazione, l'emendamento deve essere applicato dal 1 gennaio 2009 in modo retrospettivo; questa modifica chiarisce che deve essere determinato il nuovo tasso di rendimento effettivo di uno strumento finanziario al termine di una relazione di copertura del *fair value*.

  Il Gruppo, alla data del presente bilancio, sta valutando gli effetti derivanti dall'adozione di tale emendamento.
- IAS 40 – Investimenti immobiliari: la modifica, che deve essere applicata in modo prospettico dal 1 gennaio 2009, stabilisce che gli investimenti immobiliari in corso di costruzione rientrano nell'ambito di applicazione dello IAS 40; se il *fair value* non fosse determinabile, l'investimento in corso di costruzione dovrebbe essere misurato al costo fino al momento in cui tale *fair value* diventerà misurabile o la costruzione sarà completata; il Gruppo ritiene che tali cambiamenti non avranno effetti sul bilancio consolidato.
- IAS 41 – Agricoltura: la modifica deve essere applicata a partire dal 1 gennaio 2009.

  In tale principio viene ampliato il concetto di attività agricola includendo, oltre alla trasformazione delle attività biologiche per la loro vendita, anche il raccolto e la trasformazione delle attività biologiche in prodotti agricoli.

  Inoltre, nel caso la società utilizzi il metodo del valore attuale dei flussi finanziari attesi dall'attività per determinare il suo *fair value*, l'attualizzazione ai tassi correnti di mercato non deve considerare l'effetto fiscale.

  Il Gruppo ritiene che tali cambiamenti non avranno effetti significativi sul bilancio .

– Il 31 luglio 2008 lo IASB ha emesso un ulteriore emendamento allo IAS 39 - Strumenti finanziari: riconoscimento e valutazione, nella sezione dedicata agli "Elementi Coperti": tale emendamento deve essere applicato in modo retrospettivo ai bilanci il cui esercizio inizia dopo il 1 luglio 2009 e l'intento della norma è quello di chiarire i requisiti che permettono di identificare un rischio come oggetto di copertura.

L'IFRIC ha inoltre emesso il seguente documento interpretativo:

– IFRIC 16 Copertura di una partecipazione in un'impresa estera emesso il 3 luglio 2008.

  L'hedge accounting su tali partecipazioni può essere applicato alle operazioni di copertura delle differenze cambio originate tra valuta funzionale della partecipata estera e valuta funzionale della società controllante.

L'interpretazione chiarisce, inoltre, che nel caso di operazioni di copertura di una partecipazione in un'impresa estera lo strumento di copertura può essere detenuto dalla società Capogruppo anche indirettamente tramite le società controllanti delle sue controllate.

L'interpretazione deve essere applicata dal 1 gennaio 2009.

Infine L'IFRIC ha emesso i seguenti documenti interpretativi che disciplinano fattispecie non presenti all'interno del Gruppo:

- IFRIC 13 – Customer Loyalty Programmes (applicabile dal 1 gennaio 2009).
- IFRIC 15 – Contratti per la costruzione di beni immobili (applicabile dal 1 gennaio 2009): fornisce le linee guida per definire gli ambiti di applicazione dello IAS 11 Commesse e dello IAS 18 Ricavi.
- IFRIC 17 – Distribuzione di attività non liquide agli azionisti: stabilisce le regole di contabilizzazione e valutazione dei dividendi in natura deliberati a favore degli azionisti; in particolare, il momento in cui deve essere contabilizzata la passività verso i soci per dividendi da distribuire deve coincidere con quello in cui essi sono adeguatamente approvati (approvazione da parte dell'assemblea dei soci); la determinazione del valore del dividendo in natura deve avvenire considerando il *fair value* dei beni al momento in cui diventa obbligatoria la contabilizzazione della relativa passività verso i soci.

  L'interpretazione deve essere applicata in chiave prospettica a partire dal 1 gennaio 2010.
- IFRIC 18 – Trasferimento di attività dai clienti (applicabile dal 1 gennaio 2010): chiarisce i requisiti degli IFRS per gli accordi nei quali un'entità riceve da un cliente un oggetto o un impianto di proprietà che la società deve utilizzare sia per connettere il cliente ad una rete sia per fornire accesso al cliente a una fornitura di merci o servizi.

5. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo sono soggetti a una maggiore stagionalità delle vendite, rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare, le vendite di *soft drink* tendono a aumentare durante i mesi più caldi, da maggio a settembre, ma, soprattutto, la variabilità della temperatura nei mesi estivi, può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite, ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wine* e la ripartizione geografica delle vendite, attenuano sensibilmente i rischi legati alla stagionalità.

6. Rischio di *default*: *negative pledge* e *covenant* sul debito

I contratti relativi al prestito obbligazionario della Capogruppo, al *private placement* e a due linee di credito *committed* negoziate da Redfire, Inc. prevedono *negative pledge* e *covenant*.

Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

7. Aggregazioni aziendali (acquisizioni)

Nel corso dell'esercizio, il Gruppo ha portato a termine diverse acquisizioni, di seguito singolarmente esaminate: Cabo Wabo, Destiladora San Nicolas S.A. de C.V. e Sabia S.A.

Inoltre, è stata acquisita una partecipazione del 26% in una *joint venture* indiana, che non costituisce aggregazione aziendale secondo quando disposto dal IFRS 3 e pertanto è commentata al paragrafo 8 - Partecipazioni in *joint venture* e società collegate.

Successivamente alla data di chiusura del presente bilancio, è stata perfezionata l'acquisizione di Odessa Plant of Sparkling Wines.

Per quanto riguarda le acquisizioni avvenute nell'esercizio, l'esborso di cassa netto è stato di €73,5 milioni al netto della cassa acquisita (€1,4 milioni) e del disinvestimento nella *joint venture* Summa S.L. (€0,1 milioni).

Considerati i debiti finanziari accollatisi dal Gruppo (€11,0 milioni), l'investimento presentato nel rendiconto finanziario è stato di €84,5 milioni, a cui si aggiungono investimenti su marchi per €2,1 milioni.

Inoltre, il Gruppo ha iscritto debiti finanziari per futuro esercizio di *put option* e pagamento di *earn out* sui marchi acquisiti, per un valore iniziale di €25,5 milioni.

Si segnala che i dati esposti nel presente paragrafo sono valutati al tasso di cambio alla data di *closing* delle singole acquisizioni e potrebbero quindi differire da quanto esposto nelle note allo stato patrimoniale, i cui dati sono convertiti ai cambi finali del periodo.

Inoltre, per quanto riguarda le acquisizioni Destiladora San Nicolas S.A. de C.V. e Sabia S.A., avvenute nell'ultimo trimestre dell'esercizio, si segnala che la ricognizione dei valori correnti oggetto di acquisizione è ancora in corso; pertanto il differenziale tra prezzo pagato e patrimonio netto è stato provvisoriamente attribuito ad avviamento. Essendo le acquisizioni avvenute a fine esercizio, tale provvisoria allocazione non determina effetti rilevanti sul conto economico rispetto ad una completa *purchase price allocation*.

Cabo Wabo Tequila

Il 2 gennaio 2008, il Gruppo ha perfezionato un accordo con l'imprenditore e *rock star* Sammy Hagar, per l'acquisizione di una partecipazione del 80% in Cabo Wabo, LLC e Redfire Mexico S. de R.L. de C.V.

Il valore dell'operazione è stato di US$ 80,8 milioni.

Al cambio della data dell'operazione, e inclusi gli oneri direttamente attribuibili all'acquisizione, l'esborso è stato di €56,9 milioni.

Il corrispettivo è stato pagato in contanti.

Il contratto prevede inoltre la possibilità per il Gruppo di acquistare le partecipazioni residue in due *tranche* rispettivamente pari al 15% e al 5%, attraverso opzioni *call/put* esercitabili, rispettivamente nel 2012 e nel 2015.

Il valore di esercizio di queste opzioni verrà calcolato in base a multipli di profitto stabiliti contrattualmente.

Il Gruppo ha iscritto la totalità delle partecipazioni nelle società acquisita e il debito finanziario corrispondente alle *put option*.

La tabella sottostante rappresenta i *fair value* alla data di scambio delle attività e passività cedute.

	Valore di libro € / 000	*Fair value* alla data dell'acquisizione € / 000
Attivo immobilizzato		
Marchi	68	48.407
Totale attivo immobilizzato	**68**	**48.407**
Attivo corrente		
Altri crediti	1.584	1.584
Totale attivo corrente	**1.584**	**1.584**
Totale attivo	**1.652**	**49.991**
***Goodwill* generato dall'acquisizione**		**24.603**
Costo dell'acquisizione		**74.594**
di cui:		
Prezzo pagato, inclusi oneri accessori (quota 80%)		56.931
debito per quota oggetto di *put option* (20%)		17.663

Il costo dell'acquisizione di cui sopra rappresenta sia la parte già pagata in contanti il 2 gennaio 2008 che il debito futuro per esercizio delle *put option*; tale debito è iscritto tra i debiti finanziari non correnti del Gruppo.

Le società acquisite, consolidate dal 2 gennaio 2008, hanno contribuito per circa € 15,6 milioni alle vendite consolidate e €2,5 milioni al profitto netto del Gruppo.

Destiladora San Nicolas

Il 7 novembre 2008, il Gruppo ha perfezionato l'acquisizione del 100% di Destiladora San Nicolas, S.A. de C.V, con sede a Jalisco, Messico.

Le attività includono una distilleria, i *brand* di *tequila* Espolón e San Nicolas, degli *stock* di *tequila* e una struttura distributiva per il mercato messicano.

Il prezzo dell'acquisizione per il 100% del capitale è stato di US$ 17,5 milioni; il controvalore alla data dell'operazione è stato di € 14,0 milioni, ivi inclusi gli oneri accessori.

Il corrispettivo è stato pagato in contanti.

Inoltre, l'acquisizione ha comportato un accollo di debito finanziario pari a US$ 10,0 milioni (€ 8,2 milioni al tasso di cambio dell'operazione); infine, è previsto un *earn out* basato sui volumi di vendita incrementali dei 3 esercizi successivi alla data del *closing*.

La tabella sottostante riporta i valori dei patrimoni netti contabili alla data di acqusizione, valutati al tasso di cambio alla stessa data.

	Valore di libro € / 000
Attivo immobilizzato	
Immobilizzazioni materiali e immateriali, esclusi marchi	1.626
Altro attivo non corrente	2
Totale attivo immobilizzato	**1.628**
Attivo corrente	
Rimanenze	4.275
Crediti clienti	1.150
Altri crediti	224
Cassa e banche	1.352
Totale attivo corrente	**7.001**
Totale attivo	**8.629**
Passivo non corrente	
Passività finanziarie non correnti	8.217
Passivo corrente	
Fornitori	513
Altri debiti	360
Totale passivo corrente	**874**
Totale passivo	**9.091**
***Goodwill* generato dall'acquisizione**	**14.679**
Corrispettivo dell'investimento	**14.217**
di cui:	
Prezzo pagato in contanti, inclusi oneri accessori	14.032
Debito per *earn out*	185
Valore totale dell'investimento, al netto della cassa e inclusi i debiti finanziari acquisiti	**21.082**
di cui:	
Prezzo pagato in contanti, inclusi oneri accessori	14.032
Debito per *earn out*	185
Cassa acquisita	-1.352
Debiti finanziari accollati	8.217

SABIA

Il 19 novembre 2008, il Gruppo ha finalizzato l'acquisizione del 70% del capitale di Sabia S.A., con sede a Buenos Aires, Argentina, per un valore di US$ 4,2 milioni.

Il controvalore al cambio della data della transazione, inclusi gli oneri accessori, è stato di €3,4 milioni.

Inoltre, vi è stato l'accollo di US$ 3,6 milioni (€2,8 milioni al tasso di cambio alla data della transazione) di debito finanziario.

Il contratto prevede inoltre la possibilità per il Gruppo di acquistare le partecipazioni residue in Sabia S.A attraverso opzioni *call/put* esercitabili nel 2012.

Il valore di esercizio di queste opzioni sarà pari al 30% del valore del *business* stabilito per l'acquisto della prima *tranche*, a cui si sommerà una componente calcolata in base a multipli di profitto stabiliti contrattualmente.

Il Gruppo ha iscritto la totalità della partecipazione nella società acquisita e il debito finanziario corrispondente alle *put option*.

La tabella sottostante riporta i patrimoni netti contabili alla data di acquisizione, valutati al tasso di cambio alla stessa data.

	Valore di libro €/000
Attivo immobilizzato	
Immobilizzazioni materiali e immateriali, esclusi marchi	1.737
Marchi	123
Altro attivo non corrente	99
Totale attivo immobilizzato	**1.959**
Attivo corrente	
Rimanenze	1.555
Crediti clienti	2.594
Altri crediti	2.229
Cassa e banche	5
Totale attivo corrente	**6.383**
Totale attivo	**8.342**
Passivo non corrente	
Passività finanziarie non correnti	979
Passivo corrente	
Passività finanziarie correnti	1.827
Fornitori	3.109
Altri debiti	1.031
Totale passivo corrente	**5.967**
Totale passivo	**6.947**
***Goodwill* generato dall'acquisizione**	**3.690**
Corrispettivo dell'investimento	**5.085**
di cui:	
Prezzo pagato in contanti, inclusi oneri accessori	3.437
Debito per *put option*	1.648
Valore totale dell'investimento, al netto della cassa e inclusi i debiti finanziari acquisiti	**7.886**
di cui:	
Prezzo pagato in contanti, inclusi oneri accessori	3.437
Debito per *put option*	1.648
Cassa acquisita	–5
Debiti finanziari accollati	2.806

Odessa

Il 13 marzo 2009 il Gruppo Campari ha acquisito il 99,25% del capitale della società ucraina CJSC 'Odessa Plant of Sparkling Wines'.

Il prezzo, pagato in contanti, è stato pari a US$ 18,1 milioni (€ 14,2 milioni al tasso di cambio del giorno); il rimanente 0,75% del capitale sociale resterà di proprietà di alcuni azionisti non facenti capo ai venditori.

Essendo stata finalizzata dopo il 31 dicembre 2008, tale acquisizione non ha alcun effetto sul presente bilancio. In sede di primo consolidamento, il controvalore dell'acquisizione di US$ 18,1 milioni sarà attribuito, oltre alle attività del *business* acquisito, prevalentemente a marchio.

8. Partecipazioni in *joint venture* e società collegate

Il Gruppo detiene partecipazioni in diverse società a controllo congiunto con l'obiettivo di promuovere e commercializzare i propri prodotti nei mercati in cui operano le *joint venture* stesse.

Al 31 dicembre 2008 queste partecipazioni includono International Marques V.o.f., operante in Olanda (al 33,33%), MCS S.c.a.r.l. operante in Belgio (passata al 50% nel corso dell'esercizio) e Focus Brands Trading (India) Private Ltd., operante in India (al 26%).

Nel corso dell'esercizio si sono rilevate le seguenti variazioni:

- il 14 aprile 2008 è stata ceduta la partecipazione detenuta nella *joint venture* Summa S.L. operante in Spagna, e precedentemente posseduta dal Gruppo al 30%; il valore della cessione è stato di €0,1 milioni;
- il 23 dicembre 2008, il Gruppo, tramite DI.CI.E Holding B.V., ha acquisito il 26% della *joint venture* indiana Focus Brands Trading (India) Private Ltd. facente capo al gruppo Jubilant; il controvalore dell'operazione è stato di €0,5 milioni.

Queste società sono consolidate con il metodo del patrimonio netto; in particolare vengono rilevate le quote di risultato di pertinenza del Gruppo sulla base dei bilanci predisposti dalle entità stesse a una data di chiusura corrispondente a quella del Gruppo.

La tabella che segue mostra le quote di pertinenza del Gruppo nell'attivo, passivo, ricavi e costi delle società a controllo congiunto:

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Quota del Gruppo nei bilanci delle società collegate e *joint venture*:		
Stato patrimoniale:		
Attivo non-corrente	91	213
Attivo corrente	7.107	18.151
	7.198	**18.363**
Passivo non corrente	625	507
Passivo corrente	5.473	17.249
	6.098	**17.756**
Valore di carico delle partecipazioni	**1.101**	**608**
Quota dei ricavi e costi della società collegata e *joint venture*:		
Ricavi	14.005	27.426
Costo del venduto	(10.370)	(20.754)
Spese di vendita e amministrative	(3.317)	(6.086)
Oneri finanziari	(5)	(153)
Risultato ante imposte	312	433
Imposte	(83)	(122)
Risultato netto	230	311

9. Informativa di settore

In applicazione dello IAS 14, di seguito sono riportati gli schemi relativi all'informativa di settore.

La reportistica primaria del Gruppo è per settore di attività, definito come una parte del Gruppo distintamente identificabile, che fornisce un insieme di prodotti omogenei ed è soggetta a rischi e a benefici diversi da quelli degli altri settori d'attività del Gruppo.

L'informativa secondaria riporta alcune informazioni divise per area geografica.

I principi contabili con cui l'informativa di settore è esposta nelle note, sono coerenti con quelli adottati nella predisposizione del bilancio consolidato.

I settori di attività identificati sono le seguenti quattro aree di *business* delle quali il Gruppo controlla la produzione e la vendita :

- *spirit*: bevande a base di alcool a gradazione sia inferiore sia superiore al 15% in volume, queste ultime normativamente definite "bevande spiritose";
- *wine*: vini, sia fermi che spumanti, compresi quelli aromatizzati, tra cui i *vermouth;*
- *soft drink*: tutte le bevande analcoliche;
- *altro*: materie prime, semilavorati e prodotti finiti imbottigliati per conto di terzi.

Le informazioni relative alle aree geografiche sono basate sulla localizzazione geografica delle attività e, per quanto riguarda le vendite nette, sulla localizzazione geografica dei clienti finali.

Per rappresentare tale informativa, vengono esposte le aree Italia, Europa, Americhe e resto del mondo.

Informativa primaria

Le due tabelle seguenti mostrano i ricavi e costi del Gruppo, nonché l'attivo e il passivo di stato patrimoniale, attribuiti ai singoli settori al 31 dicembre 2008 e al 31 dicembre 2007.

31 dicembre 2008	*Spirit* € / 000	*Wine* € / 000	*Soft drink* € / 000	Altre vendite € / 000	Totale € / 000
Ricavi (*)					
Vendite nette a terzi	663.942	157.606	103.016	17.765	942.329
Margini e risultati					
Margine del settore (**)	266.468	32.826	38.430	3.519	341.243
Costi non allocati					(145.856)
Risultato Operativo					**195.387**
Proventi (oneri) finanziari netti					(22.205)
Quota di risultato di società valutate al patrimonio netto	168	46	16		230
Oneri per *put option*					(987)
Imposte					(45.680)
Interessi di minoranza					(199)
Utile netto del Gruppo					**126.547**
Attivo e passivo					
Attivo allocato ai settori	1.066.149	267.674	43.256		1.377.079
Partecipazioni valutate con il metodo del patrimonio netto	804	220	77		1.101
Altre attività non allocate					424.927
Totale attivo					**1.803.107**
Passivo allocato ai settori	112.294	36.201	18.044		166.539
Altre passività non allocate					681.571
Totale passivo					**848.110**
Altre informazioni					
Investimenti in immobilizzazioni materiali (***):					
– allocate ai segmenti	10.526	11.309	1.524		23.359
– non allocate ai segmenti	27.280				
Totale					**50.639**
Investimenti in immobilizzazioni immateriali (***):					
– allocate ai segmenti	97.574	1.028	–		98.602
– non allocate ai segmenti					3.749
Totale					**102.351**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	7.429	6.589	1.589		15.607
– non allocate ai segmenti					998
Totale					**16.606**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	536	29	3		568
– non allocate ai segmenti					2.126
Totale					**2.695**

(*) non vi sono vendite tra i diversi segmenti
(**) coerentemente con la riclassifica del conto economico fatta nel 2008, il margine del settore è rappresentato dal margine di contribuzione
(***) in conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono anche le attività acquisite durante l'esercizio

31 dicembre 2007	*Spirit* €/000	*Wine* €/000	*Soft drink* €/000	Altre vendite €/000	Totale €/000
Ricavi (*)					
Vendite nette a terzi	687.131	151.336	102.380	16.663	957.510
Margini e risultati					
Margine del settore (**)	269.672	30.406	38.481	2.949	341.508
Costi non allocati					(140.940)
Risultato Operativo					**200.569**
Proventi (oneri) finanziari netti					(16.985)
Quota di risultato di società valutate al patrimonio netto	(204)	(70)	(30)	–	(303)
Imposte					(58.097)
Interessi di minoranza					(33)
Utile netto del Gruppo					**125.150**
Attivo e passivo					
Attivo allocato ai settori	1.052.608	262.305	47.119		1.362.032
Partecipazioni valutate con il metodo del patrimonio netto	408	140	59		607
Altre attività non allocate					345.683
Totale attivo					**1.708.322**
Passivo allocato ai settori	115.603	38.493	20.930		175.026
Altre passività non allocate					654.740
Totale passivo					**829.766**
Altre informazioni					
Investimenti in immobilizzazioni materiali: (***)					
– allocate ai segmenti	7.616	6.150	1.798	–	15.564
– non allocate ai segmenti					15.435
Totale					**30.999**
Investimenti in immobilizzazioni immateriali: (***)					
– allocate ai segmenti	29.327	–	–	–	29.327
– non allocate ai segmenti					3.322
Totale					**32.649**
Ammortamenti di immobilizzazioni materiali:					
– allocate ai segmenti	7.145	6.120	2.266		15.531
– non allocate ai segmenti					1.996
Totale					**17.527**
Ammortamenti di immobilizzazioni immateriali:					
– allocate ai segmenti	132	25	16		173
– non allocate ai segmenti					1.847
Totale					**2.020**

(*) non vi sono vendite tra i diversi segmenti
(**) riclassificati coerentemente con il nuovo formato di conto economico introdotto nel 2008
(***) in conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio

Informativa secondaria

Le tabelle seguenti riportano i ricavi, le spese per investimenti in immobilizzazioni e alcune informazioni sull'attivo del gruppo divisi in settori geografici, al 31 dicembre 2008 e al 31 dicembre 2007.

31 dicembre 2008	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale € / 000
Ricavi					
Vendite nette a terzi	387.302	212.938	296.488	45.601	942.329
Attivo					
Attivo allocato	752.769	101.748	682.033	44.959	1.581.509
Partecipazioni valutate con il metodo del patrimonio netto		590		511	1.101
Attivo non allocato					220.497
Totale attivo					**1.803.107**
Altre informazioni					
Investimenti in immobilizzazioni materiali (*):	40.510	3.935	6.160	34	50.639
Investimenti in immobilizzazioni immateriali (*):	3.099	665	98.533	53	102.350

31 dicembre 2007	Italia € / 000	Europa € / 000	Americhe € / 000	Resto del mondo € / 000	Totale € / 000
Ricavi					
Vendite nette a terzi	393.197	197.618	322.869	43.827	957.510
Attivo					
Attivo allocato	692.858	112.826	542.258	14.090	1.362.032
Partecipazioni valutate con il metodo del patrimonio netto		607			607
Attivo non allocato					345.683
Totale attivo					**1.708.322**
Altre informazioni					
Investimenti in immobilizzazioni materiali:					
– allocate ai segmenti	11.763	2.917	821	63	15.564
– non allocate ai segmenti					15.434
Totale					**30.998**
Investimenti in immobilizzazioni immateriali:					
– allocate ai segmenti	–	–	29.327	–	29.327
– non allocate ai segmenti					3.322
Totale					**32.649**

(*) in conformità con quanto stabilito dallo IAS 14.57, gli investimenti includono le attività acquisite nel corso dell'esercizio.

10. Ricavi

	2008 € / 000	2007 € / 000
Vendita di beni	935.728	951.483
Prestazioni di servizi	6.601	6.027
Totale vendite nette	**942.329**	**957.510**

Le prestazioni di servizi sono riferite principalmente a attività di imbottigliamento di prodotti di terzi.
Per una dettagliata analisi di questa voce, si rinvia a quanto esposto nella relazione sulla gestione.

11. Costo del venduto

Nel 2008, nell'ambito della riclassifica della struttura del conto economico, i costi di distribuzione sono stati aggregati al costo del venduto, al fine di rappresentare con maggiore completezza il costo del prodotto finito al punto di vendita.
Si espone pertanto una sintesi del costo del venduto per destinazione, nella quale le voci sono state riclassificate sia per il periodo in corso che per il corrispondente periodo del 2007 e, di seguito, il dettaglio del costo del venduto per natura.

Dettaglio del costo del venduto per destinazione	2008 € / 000	2007 € / 000
Costo dei materiali e produzione	393.737	407.183
Costi di distribuzione	34.474	34.173
Totale costo del venduto	**428.211**	**441.356**

	2008 € / 000	2007 € / 000
Materie prime e prodotti finiti acquistati da terzi	333.377	349.365
Costi del personale	28.355	30.374
Ammortamenti immobilizzazioni materiali	14.582	15.202
Ammortamenti immobilizzazioni immateriali	82	144
Ammortamenti	14.665	15.347
Utenze	6.531	6.958
Costi per lavorazioni esterne e manutenzioni	11.913	11.762
Costi variabili di trasporto	26.291	25.268
Altri costi	7.081	2.283
Totale costo del venduto	**428.211**	**441.356**

12. Costi di struttura

Nel 2008, nell'ambito della riclassifica della struttura del conto economico, i costi di vendita sono stati riclassificati nei costi di struttura.
Nelle due tabelle seguenti si espone una sintesi dei costi di struttura per destinazione (con i valori del 2007 opportunamente riclassificati) e il dettaglio di tali costi per natura.

Dettaglio dei costi di struttura per destinazione	2008 € / 000	2007 € / 000
Costi della struttura commerciale	72.003	70.891
Costi generali e amministrativi	73.853	70.056
Totale costi di struttura	**145.856**	**140.947**

Dettaglio dei costi di struttura per natura	2008 € / 000	2007 € / 000
Agenti e altri costi variabili di vendita	14.731	18.918
Ammortamenti	4.584	4.143
Costi del personale	69.006	63.180
Viaggi, trasferte, formazione e *meeting*	12.897	13.248
Utenze	3.669	3.568
Servi, manutenzioni e assicurazioni	16.311	16.273
Affitti e *leasing* operativi	9.565	8.619
Altri	11.444	10.163
Oneri e (proventi) non ricorrenti	3.649	2.835
Totale costi di struttura	**145.856**	**140.947**

13. Ammortamenti

La tabella che segue mostra il dettaglio per natura e per destinazione degli ammortamenti rilevati a conto economico.

	2008 € / 000	2007 € / 000
Ammortamenti inclusi nel costo del venduto		
– Immobilizzazioni materiali	(14.582)	(15.210)
– Immobilizzazioni immateriali	(82)	(144)
Ammortamenti inclusi nei costi di struttura		
– Immobilizzazioni materiali	(2.026)	(2.321)
– Immobilizzazioni immateriali	(2.611)	(1.872)
Totale ammortamenti		
– Immobilizzazioni materiali	(16.608)	(17.523)
– Immobilizzazioni immateriali	(2.693)	(2.016)
Totale	**(19.301)**	**(19.548)**

Negli esercizi in rassegna non vi sono state perdite per *impairment*.

14. Costi del personale

La voce risulta così composta.

	2008 € / 000	2007 € / 000
Salari e stipendi	72.405	70.868
Oneri sociali	16.651	16.337
Costi per piani a contributi definiti	3.210	3.038
Costi per piani a benefici definiti	628	(8)
Altri costi per benefici a lungo termine	588	1.383
Costo per pagamenti basati su azioni	3.879	2.768
	97.361	**94.386**

15. Costi di ricerca e sviluppo

L'attività di ricerca e sviluppo del Gruppo riguarda esclusivamente l'ordinaria attività produttiva e commerciale; in particolare, si concentra sull'ordinario controllo di qualità dei prodotti e su studi di *packaging* nei diversi mercati.

I relativi costi sono interamente spesati a conto economico nell'esercizio in cui vengono sostenuti.

16. Altri costi

I pagamenti minimi per *leasing* operativo nell'esercizio 2008 sono stati pari a €4.033 migliaia (€3.961 nel 2007) e si riferiscono ai contratti detenuti dalle società del Gruppo su apparecchiature informatiche, auto aziendali e altre attrezzature.

Non includono invece gli affitti di uffici, che non si configurano come *leasing* operativo.

La variazione rispetto al 2007 è dovuta a un aumento dei costi legati al *leasing* di auto aziendali e di *hardware*, compensato da una riduzione dei costi della Capogruppo per razionalizzazione dei contratti di *leasing* su altri macchinari.

17. Oneri e proventi non ricorrenti

Il risultato operativo dell'esercizio è stato influenzato dai seguenti proventi e oneri non ricorrenti.

	2008 € / 000	2007 € / 000
Plusvalenze su vendite di fabbricati	5.907	
Altre plusvalenze da cessione di immobilizzazioni materiali	582	1.487
Altri ricavi non ricorrenti		8.436
Totale proventi non ricorrenti	**6.489**	**9.923**
Accantonamenti a fondi rischi ed oneri	(822)	(3.040)
Oneri per chiusura transazioni di natura commerciale	(3.419)	
Rottamazioni e costi di demolizione		(328)
Svalutazioni immobilizzazioni materiali	(114)	(61)
Minusvalenze da cessione di immobilizzazioni materiali		(37)
Oneri di ristrutturazione del personale	(3.403)	(2.523)
Imposte di registro società controllate		(4.200)
Imposte diverse società controllate		(610)
Penale per interruzione rapporti di distribuzione	(1.541)	
Altri oneri non ricorrenti	(839)	(1.959)
Totale oneri non ricorrenti	**(10.138)**	**(12.758)**
Totale netto	**(3.649)**	**(2.835)**

Le plusvalenze, pari a €6.489 migliaia, si riferiscono per €6.052 migliaia alla vendita da parte della Capogruppo di un fabbricato a uso industriale e degli impianti direttamente afferenti, sito nel comune di Cinisello Balsamo.

Gli accantonamenti per fondi rischi ed oneri sono riconducibili a Campari do Brasil Ltda., per €822 migliaia, a fronte di contenziosi legali (nel 2007 tali accantonamenti si riferivano a potenziali rischi di natura fiscale della Capogruppo e di Campari Italia S.p.A.).

Gli oneri per chiusura transazioni di natura commerciale sono relativi a Campari Italia per €3.370 migliaia e riguardano costi derivanti da accordi commerciali con i clienti oggetto di contestazione e di definitiva transazione nel corso dell'esercizio.

Gli oneri di ristrutturazione del personale sono stati sostenuti dalle controllate brasiliana e tedesca per la ristrutturazione della forza vendita e dalle società italiane e statunitensi per posizioni diverse.

La penale per interruzione di rapporti di distribuzione è stata registrata in seguito all'uscita del Gruppo dalla *Joint venture* Summa S.L., contestualmente all'accordo con il gruppo Zadibe per la distribuzione dei prodotti del Gruppo in Spagna.

Inoltre, gli oneri e proventi finanziari sono stati influenzati da oneri non ricorrenti pari a €3.308 migliaia, legati al *default* della banca d'affari Lehman Brothers. Si rimanda al paragrafo successivo per maggiori dettagli.

18. Proventi e oneri finanziari

Gli oneri finanziari netti dell'esercizio sono così composti.

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Interessi bancari e da depositi a termine	8.548	9.337
Altri proventi	1.131	1.402
Totale proventi finanziari (al costo)	**9.678**	**10.738**
Variazioni nette di *fair value* dei debiti obbligazionari e strumenti derivati di copertura		773
Riserva di *cash flow hedging* rilevata a conto economico nell'esercizio	871	
Totale proventi finanziari	**10.549**	**11.512**
Oneri finanziari netti su prestito obbligazionario e *private placement*	(19.279)	(19.091)
Interessi passivi su *leasing*	(772)	(820)
Interessi passivi bancari	(5.160)	(5.976)
Spese bancarie	(474)	(487)
Altri oneri	(1.120)	(1.501)
Totale oneri finanziari (al costo)	**(26.806)**	**(27.875)**
Variazioni nette di *fair value* dei debiti obbligazionari e strumenti derivati di copertura	(568)	
Interessi attuariali	(420)	(541)
Totale oneri finanziari	**(27.794)**	**(28.416)**
Differenze cambio realizzate nette	(1.045)	330
Differenze cambio non realizzate nette	(607)	(411)
Differenze cambio	**(1.652)**	**(80)**
Variazioni di *fair value* di strumenti derivati non di copertura	6.839	
Svalutazione di attività finanziarie	(10.147)	
Oneri finanziari non ricorrenti	**(3.308)**	
Proventi (oneri) finanziari netti	**(22.205)**	**(16.984)**

Gli interessi bancari attivi risultano inferiori al 2007 per effetto di minori giacenze medie di cassa e un marcato abbassamento dei tassi di mercato nell'ultimo trimestre, sia in area Euro che in area Dollaro.

Gli interessi passivi bancari sono inferiori a quelli registrati nell'esercizio precedente a causa di un minore indebitamento medio lordo di periodo.

Gli oneri finanziari su prestito obbligazionario e *private placement* non hanno subito significative variazioni per effetti combinati in area Euro e in area Dollaro USA.

In particolare, si è registrato un aumento degli oneri in area Euro dovuta al fatto che i tassi di mercato nei primi tre trimestri dell'anno sono stati più elevati rispetto allo stesso periodo dell'esercizio precedente.

In area Dollaro USA minori tassi, indebitamento più basso e la svalutazione del cambio hanno determinato interessi passivi inferiori al 2007.

Gli oneri finanziari netti su prestito obbligazionario e sui relativi derivati sono stati i seguenti:

	2008			2007
	Capogruppo € / 000	Redfire, Inc. € / 000	Totale € / 000	Totale € / 000
Oneri finanziari verso obbligazionisti	(9.132)	(6.283)	(15.415)	(16.829)
Proventi (oneri) finanziari su *swap*	(4.532)	668	(3.864)	(2.262)

Si rimanda per maggiori dettagli sulle condizioni contrattuali attuali al paragrafo 36 - Passività finanziarie.

Gli oneri finanziari non ricorrenti sono correlati ai derivati verso Lehman Brothers. A seguito della dichiarazione di *default* della banca, il Gruppo ha esercitato la facoltà di *early termination* da detti contratti, evento che ha interrotto la relazione di copertura alla data dell'ultimo *test* di efficacia risultato positivo.

Le variazioni successive del valore dei derivati, al netto della svalutazione al loro presunto valore di realizzo, hanno generato un onere finanziario netto di €3.308 migliaia.

19. Oneri per *put option*

Gli oneri per *put option* si riferiscono alle quote di utili o perdite delle minoranze di Cabo Wabo, LLC, Redfire Mexico S. de R.L. de C.V. e Sabia S.A.

Nell'ambito delle acquisizioni Cabo Wabo e Sabia, è stata infatti concordata la possibilità di rilevare tali partecipazioni tramite opzioni *call/put* esercitabili nel 2012 e 2015 per quanto riguarda Cabo Wabo e nel 2012 per quanto riguarda Sabia S.A.

Conformemente a quanto previsto dai principi contabili internazionali, il Gruppo ha quindi rilevato tali acquisizioni al 100%, registrando un debito finanziario per le quote non ancora possedute.

A conto economico, la quota di utili o perdite di competenza dell'anno di tali minoranze viene classificata in una voce specifica, e il corrispondente debito viene classificato tra i debiti finanziari per *put option*, al netto dei dividendi distribuiti nel corso dell'anno.

20. Imposte sul reddito

Il dettaglio delle imposte correnti e differite iscritte a conto economico è il seguente.

	2008 €/000	2007 €/000
Imposte sul reddito correnti		
– imposte dell'esercizio	(39.186)	(42.863)
– imposte relative a esercizi precedenti	2.024	(284)
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(8.518)	(14.950)
Imposte sul reddito riportate a conto economico	**(45.680)**	**(58.097)**

La tabella che segue mostra il dettaglio delle imposte correnti e differite iscritte direttamente a patrimonio netto:

	2008 €/000	2007 €/000
Imposte correnti relative a utili (perdite) imputati direttamente a patrimonio netto	–	507
Imposte differite su utili (perdite) da *cash flow hedging*	(1.858)	(2.829)
	(1.858)	**(2.322)**

Di seguito è esposta la riconciliazione dell'onere fiscale teorico con quello effettivo del Gruppo.

Si precisa che, ai fini di una migliore comprensione della riconciliazione, non si è tenuto conto dell'IRAP, in quanto, essendo questa un'imposta calcolata su una base imponibile diversa dall'utile prima delle imposte, avrebbe generato effetti distorsivi.

Pertanto, le imposte teoriche sono state determinate applicando solo l'aliquota fiscale vigente in Italia per l'IRES, ovvero il 27,5% per l'esercizio 2008 e il 33% per l'esercizio 2007.

Per quanto riguarda il calcolo delle imposte differite, si rammenta che al 31 dicembre 2007 le società italiane del Gruppo avevano già adeguato l'aliquota fiscale alla nuova aliquota del 27,5% ed tali effetti erano stati recepiti nel conto economico 2007.

Riconciliazione onere fiscale teorico ed effettivo	2008 €/000	2007 €/000
Risultato del Gruppo prima delle imposte	172.227	183.247
aliquota fiscale applicabile Italia:	27,50%	33,00%
Imposte teoriche del Gruppo ad aliquota vigente in Italia	(47.362)	(60.472)
Diversa incidenza fiscale delle imprese estere rispetto all'aliquota teorica	6.632	7.997
Diversa incidenza fiscale delle imprese italiane rispetto all'aliquota teorica	223	(981)
Imposte relative ad anni precedenti	2.024	
Differenze permanenti	(1.928)	(428)
Altre differenze su scritture di consolidato	(8)	1.479
IRAP	(5.259)	(5.692)
Onere fiscale effettivo	(45.680)	(58.097)
aliquota effettiva	26,5%	31,7%

Il dettaglio delle imposte anticipate e differite iscritte a conto economico e nello stato patrimoniale, divise per natura, è il seguente.

	Stato patrimoniale		Conto economico	
	31 dicembre 2008	31 dicembre 2007	2008	2007
	€ / 000	€ / 000	€ / 000	€ / 000
Spese a deducibilità differita	1.251	2.421	(486)	(385)
Fondi tassati	4.313	7.672	(452)	(719)
Perdite pregresse	4.479	5.660	(418)	(845)
Altre	4.320	122	966	(159)
Imposte anticipate	**14.362**	**15.875**	**(390)**	**(2.108)**
Ammortamenti anticipati	(5.338)	(6.105)	158	1.069
Plusvalenze soggette a tassazione differita	(2.759)	(2.250)	(503)	1.452
Goodwill e marchi deducibili localmente	(57.185)	(46.149)	(11.736)	(10.692)
Valutazioni a *fair value*	(5.434)	(3.845)	300	(2.747)
Riserve soggette a tassazione in caso di distribuzione	(624)	(564)	(61)	(433)
Adeguamento ai principi contabili di gruppo	4.725	3.922	804	(1.195)
Leasing	(2.629)	(325)	325	(325)
Altri	(243)	(5.379)	2.586	27
Imposte differite	**(69.486)**	**(60.696)**	**(8.128)**	**(12.843)**
Totale			**(8.518)**	**(14.950)**

Le imposte anticipate per perdite fiscali sono interamente riconducibili a Campari do Brasil Ltda.

La legislazione locale non prevede un limite temporale per il loro utilizzo, ma solo un limite quantitativo per singolo esercizio, basato sul reddito imponibile dichiarato.

La società ha peraltro iniziato ad utilizzarle a compensazione dell'utile fiscale.

21. Utile base e diluito per azione

L'utile base per azione è determinato come rapporto tra il risultato dell'esercizio di pertinenza del Gruppo e il numero medio ponderato di azioni ordinarie in circolazione nell'esercizio; sono, pertanto, escluse dal denominatore le azioni proprie detenute dal Gruppo.

L'utile per azione diluito è determinato tenendo conto, nel calcolo del numero di azioni in circolazione, del potenziale effetto diluitivo derivante dalle opzioni assegnate ai beneficiari dei piani di *stock option*.

Il calcolo dell'utile base per azione è il seguente

Utile base		2008			2007	
	Utile	Azioni numero	Utile per azione	Utile	Azioni numero	Utile per azione
	€ / 000		€	€ / 1000		€
Utile netto attribuibile agli azionisti ordinari	126.547			125.150		
Media ponderata delle azioni ordinarie in circolazione		289.189.750			290.104.136	
Utile base per azione			**0,44**			**0,43**

Il calcolo dell'utile diluito per azione è il seguente.

Utile diluito	2008			2007		
	Utile	Azioni numero	Utile per azione	Utile	Azioni numero	Utile per azione
	€ / 000		€	€ / 1000		€
Utile netto attribuibile agli azionisti ordinari	126.547			125.150		
Media ponderata delle azioni ordinarie in circolazione al netto della diluizione		290.612.972			291.638.707	
Utile diluito per azione			**0,44**			**0,43**

22. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Terreni e fabbricati € / 000	Impianti e macchinari € / 000	Altri € / 000	Totale € / 000
Valore di carico iniziale	133.292	202.830	30.680	366.802
Fondo ammortamento iniziale	(44.037)	(145.121)	(22.225)	(211.383)
Saldo al 31 dicembre 2007	**89.254**	**57.710**	**8.453**	**155.418**
Variazione area consolidamento	1.961	767	628	3.356
Investimenti	21.454	18.226	4.787	44.466
Disinvestimenti	–	–	(162)	(162)
Ammortamenti	(3.145)	(10.236)	(2.502)	(15.883)
Riclassifica ad attività destinate alla vendita	(4.597)	(2.004)	(1.203)	(7.803)
Altre riclassifiche	623	238	(861)	–
Svalutazioni	(7)	(117)	(83)	(207)
Differenze cambio e altri movimenti	(1.399)	(928)	(371)	(2.698)
Saldo al 31 dicembre 2008	**104.145**	**63.654**	**8.687**	**176.486**
Valore di carico finale	143.136	194.267	31.650	369.053
Fondo ammortamento finale	(38.991)	(130.612)	(22.964)	(192.568)

La variazione dell'area di consolidamento, pari a € 3.356 migliaia, è riconducibile all'acquisizione di Sabia S.A. per €1.733 migliaia e di Destiladora San Nicolas S.A. de C.V. per €1.623 migliaia.

La voce terreni e fabbricati include tra gli investimenti del periodo, pari a €21.454 migliaia, i costi per la costruzione della nuova sede a Sesto San Giovanni, per €15.784 migliaia.

Relativamente a questo progetto, si precisa che l'onere complessivamente sostenuto è stato di €39.889 migliaia e include €24.258 migliaia capitalizzati nel corso dell'esercizio; di questi, €8.474 migliaia rientrano nella voce impianti e macchinari.

La Capogruppo ha inoltre effettuato investimenti per €998 migliaia relativi a opere edili di rifacimento e di ampliamento degli stabilimenti di Crodo, per €660 migliaia, di Canale per €190 migliaia e di Novi Ligure per €147 migliaia.

La restante parte riguarda l'acquisto da parte di Glen Grant Distillery Company Ltd. di un magazzino di prodotti semilavorati a Burncrook per €2.056 migliaia e l'acquisto da parte di Sella e Mosca S.p.A di terreni destinati alla coltivazione e produzione di uve, in Sardegna, nella zona della Gallura, per €743 migliaia e in Piemonte, nella zona d'Alba, per €329 migliaia.

I vigneti di pertinenza di questi terreni sono classificati tra le attività biologiche.

Inoltre, la stessa Sella e Mosca S.p.A ha realizzato investimenti destinati a fabbricati che accolgono l'area produttiva, quali, ad esempio, la ristrutturazione degli spogliatoi, per €115 migliaia, nonché la costruzione di nuovi spogliatoi, della nuova mensa e della nuova infermeria, complessivamente per €577 migliaia.

Infine, nell'ambito della compravendita del terreno vitato nella zona della Gallura, in Sardegna, è stato acquistato un fabbricato, il cui valore è pari a €203 migliaia.

Gli investimenti in impianti e macchinari dell'esercizio, pari a €18.226 migliaia, includono principalmente:

- gli investimenti effettuati dalla Capogruppo, pari a complessivi €14.035 migliaia, riguardano la nuova sede del Gruppo per €8.474 migliaia; nelle unità produttive, gli investimenti sono stati pari a €2.262 migliaia a Canale relativi a innovazioni sulle linee produttive, a €1.021 migliaia a Crodo per mantenimento delle linee e a €2.278 migliaia a Novi Ligure per miglioramenti sulle linee e sostituzione autoclavi;
- gli investimenti effettuati da Sella & Mosca S.p.A., pari a complessivi €1.959 migliaia, sono riferiti a molteplici investimenti e acquisti di nuovi impianti realizzati nei vari siti produttivi della società;
- gli investimenti di Skyy Spirits, LLC per €509 migliaia riguardano il progetto per il nuovo *packaging* Skyy Vodka e SKYY Infusions lanciato nell'esercizio.

Gli altri investimenti in immobilizzazioni materiali, pari a €4.787 migliaia:

- per €1.225 migliaia riguardano Campari do Brasil Ltda. e sono suddivisi tra la costruzione di un nuovo magazzino a Sorocaba per €525, e un nuovo stabilimento produttivo a Suape per €700 migliaia;
- per €1.067 migliaia sono relativi a Sella & Mosca S.p.A., di cui €267 migliaia sono relativo all'acquisto di *barrique*;
- per €797 migliaia attengono a Glen Grant Distillery Company Ltd , di cui €575 migliaia sono relativi all'acquisto di botti per l'invecchiamento del *whisky*;
- per €333 migliaia riguardano la Capogruppo per investimenti in attrezzature nei suoi stabilimenti.

La riclassifica di €7.803 migliaia a cespiti destinati alla vendita riguarda la cessione prevista dalla Capogruppo dello stabilimento di Sulmona.

Lo stabilimento e gli impianti relativi non sono più produttivi dal 30 settembre 2007 a seguito di una riorganizzazione industriale del Gruppo.

Infine si segnala, per maggior chiarezza, che le immobilizzazioni in corso, per un valore di €27.876 migliaia, sono state incluse nelle relative categorie di appartenenza, rispecchiando la natura dell'investimento.

La tabella che segue mostra la composizione delle immobilizzazioni materiali per titolo di possesso.

	Immobilizzazioni di proprietà €/000	Immobilizzazioni in *leasing* finanziario €/000	Totale €/000
Terreni e fabbricati	80.751	23.394	104.145
Impianti e macchinari	62.627	1.028	63.654
Altri beni	8.628	60	8.687
	152.005	**24.481**	**176.486**

23. Attività biologiche

La voce include attività biologiche composte da viti fruttifere e mature, che sostengono la raccolta di uva per la produzione del vino.

Sella & Mosca S.p.A. è proprietaria di vigneti in Sardegna per circa 600 ettari a nord di Alghero, in Toscana per 92 ettari nel territorio di San Gimignano e in Piemonte, nella zona adiacente ad Alba, per circa 10 ettari.

Inoltre, il Gruppo è proprietario di 73 ettari di vigneti in Francia, a Saint Gilles, tramite Société Civile du Domaine de La Margue.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Attività valutate a *fair value* € / 000	Attività valutate al costo € / 000	Totale € / 000
Valore iniziale	2.226	17.963	20.188
Fondo ammortamento iniziale		(4.290)	(4.290)
Saldo al 31 dicembre 2007	**2.226**	**13.673**	**15.899**
Investimenti	944	1.873	2.817
Onere da valutazione a *fair value*	36		36
Disinvestimenti	(61)		(61)
Ammortamenti		(672)	(672)
Saldo al 31 dicembre 2008	**3.144**	**14.874**	**18.018**
Valore finale	3.144	20.424	23.568
Fondo ammortamento finale		**(5.550)**	**(5.550)**

Gli incrementi dell'esercizio, pari a €2.817 migliaia si riferiscono a Sella e Mosca S.p.A. e sono relativi agli impianti di vigneto, produttivi, acquistati nell'ambito della più ampia compravendita conclusa relativamente alle proprietà fondiarie in Sardegna, nella zona della Gallura, e in Piemonte, nella zona di Alba.

In particolare, in Sardegna sono stati acquistati 22 ettari di terreni, di cui 14 vitati, i cui impianti di vigneto sono iscritti nelle attività biologiche per €591 migliaia.

Inoltre, per Sella & Mosca S.p.A negli incrementi dell'esercizio sono inclusi €2.032 migliaia per costi di manodopera interna capitalizzati.

In Piemonte, Sella & Mosca S.p.A. ha acquistato 5 ettari di terreno su cui insistono impianti di vigneto, per un valore di €194 migliaia.

I disinvestimenti per €61 migliaia sono relativi all'espianto di un vigneto in Toscana per 16 ettari.

Per quanto concerne le attività biologiche site in Sardegna, in relazione all'applicazione dello IAS 41, relativo al trattamento contabile di attività biologiche (viti) e prodotti biologici (uva), in considerazione delle peculiarità del territorio in cui opera stessa Sella & Mosca S.p.A., di seguito descritte, si è ritenuto di mantenere il criterio di iscrizione al costo, al netto degli ammortamenti cumulati, in quanto la valutazione al *fair value* (valore equo) richiederebbe la sussistenza dei seguenti presupposti, non presenti nel contesto in cui opera la società:

- l'esistenza di un mercato attivo di prodotti e attività biologiche, che in Sardegna non è tale da essere in grado di assorbire uva e viti nella quantità in oggetto, a causa della mancanza di compratori disponibili e dell'impossibilità di definire possibili prezzi di mercato ove i prodotti o le attività biologiche venissero poste interamente in vendita;

- l'adozione del metodo di valutazione alternativo dei flussi finanziari, non applicabile per l'impossibilità di definire un prezzo attendibile per i prodotti biologici in oggetto, nelle quantità in oggetto, nonché per l'impossibilità di definire o misurare i prevedibili flussi finanziari.

Parimenti, il prezzo pagato nell'esercizio per le acquisizioni degli impianti in Gallura non può essere assunto come *fair value* dei vigneti Sella & Mosca per la limitata estensione delle porzioni acquisite rispetto agli impianti già di proprietà.

Il tasso di ammortamento utilizzato da Sella & Mosca S.p.A. è del 5%.

Le altre attività biologiche sono valutate al *fair value*, in base alle relazioni di stima dei terreni agrari e dei relativi impianti di vigneto redatte da un perito esperto.

Le attività biologiche non fruttifere, al 31 dicembre 2008 ammontano complessivamente a €5.690 migliaia (€5.584 migliaia al 31 dicembre 2007).

In particolare gli impianti di vigneto in preproduzione in Sardegna, ad Alghero, sono iscritti per €4.537 migliaia e si riferiscono a impianti di vigneto reimpiantati principalmente nel 2005, 2006, 2007 e 2008.

I vigneti non produttivi in Toscana hanno un valore di €1.043 migliaia, e si riferiscono a impianti del 2006, 2007 e 2008; di importo meno significativo sono gli impianti in preproduzione in Piemonte, che ammontano a €110 migliaia.

La produzione agricola realizzata nel corso dell'esercizio ammonta a circa 38.934 quintali, in Sardegna, circa 7.685 quintali in Toscana, e circa 676 quintali in Piemonte.

A fine esercizio non vi sono rimanenze di tale produzione in quanto è stata tutta trasformata.

24. Investimenti immobiliari

Gli investimenti immobiliari includono appartamenti e un negozio siti in provincia di Milano, Bergamo e Verbania, nonché due fabbricati rurali, siti nella provincia di Cuneo.

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	€ / 000
Saldo al 31 dicembre 2007	4.014
Riclassifia a *held fo sale*	(3.307)
Disinvestimenti	(43)
Saldo al 31 dicembre 2008	**666**

La variazione intervenuta nella voce, in diminuzione di €3.307 migliaia, è data dalla riclassifica nelle Attività non correnti destinate alla vendita, nel corso del 2008, di un terreno non strumentale, sito nelle vicinanze di Roma.

Tale riclassifica è stata effettuata a seguito della stipula di un contratto preliminare di compravendita, più ampiamente descritto nel Paragrafo 33, Attività non correnti destinate alla vendita.

Il decremento si riferisce alla cessione di un'unità immobiliare a Bergamo, a seguito della quale la Capogruppo ha realizzato una plusvalenza pari a €222 migliaia.

Il valore di iscrizione degli investimenti immobiliari approssima il loro *fair value*.

25. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue:

	Avviamento €/000	Marchi €/000	Totale €/000
Valore di carico iniziale	657.396	154.796	812.192
Impairment iniziale	–	–	–
Saldo al 31 dicembre 2007	**657.396**	**154.796**	**812.192**
Variazione area di consolidamento	42.971	48.530	91.501
Investimenti		8.084	8.084
Differenze cambio e altri movimenti	4.280	4.258	8.538
Saldo al 31 dicembre 2008	**704.647**	**215.668**	**920.315**
Valore di carico finale	704.647	215.668	920.315
Impairment finale	–	–	–

Le attività immateriali a vita indefinita sono rappresentate da avviamento e marchi, entrambi derivanti da operazioni di acquisizione.

Da tali attività il Gruppo si attende di ottenere un contributo positivo in termini di *cash flow* per un periodo di tempo indefinito.

L'avviamento e i marchi non sono ammortizzati ma sottoposti a verifica per perdite di valore (*impairment test*).

Le modalità di tale valutazione sono esposte alla successiva nota *26 - Impairment*.

La variazione dell'area di consolidamento relativa all'avviamento, pari a €42.971 migliaia, è riconducibile alle acquisizioni intervenute nel corso dell'esercizio. Il *goodwill* generato dalle acquisizioni è stato attribuito per €24.603 migliaia a Cabo Wabo, per €14.679 migliaia a Destiladora San Nicolas e per €3.689 migliaia a Sabia.

La variazione dell'area di consolidamento relativa ai marchi, pari a €48.530 migliaia, si riferisce al valore del marchio Cabo Wabo per €48.407 migliaia e la restante parte è relativa a marchi acquistati tramite Sabia S.A..

Per ulteriori informazioni, si rinvia a quanto esposto al Paragrafo 7 - Aggregazioni Aziendali delle presenti note al Bilancio.

Gli investimenti in marchi pari a €8.084 migliaia riguardano per €7.057 migliaia X-Rated.

Nell'ambito dell'acquisizione di tale marchio, avvenuta nel corso del 2007 sono infatti stati concordati dei pagamenti di *earn out* calcolati in base ai volumi di vendita incrementali dei prodotti acquistati nei tre anni consecutivi al *closing*. Per quanto riguarda l'esercizio 2008, in base a tale clausola di *earn out* è stato pagato un ammontare pari a €1.072 migliaia. La restante parte è stata registrata tra le passività finanziarie.

Infine, la Capogruppo ha effettuato un investimento pari a €1.028 migliaia per l'acquisto del marchio Mondoro per gli Stati Uniti.

Le differenze cambio, pari a €8.538 migliaia, sono riconducibili all'adeguamento ai cambi di fine esercizio dell'avviamento di Skyy Spirits, LLC, Cabo Wabo, LLC, Campari do Brasil Ltda, Sabia e Destiladora San Nicolas nonché ai marchi X-Rated e Cabo Wabo.

26. *Impairment*

Il Gruppo verifica la ricuperabilità dell'avviamento e dei marchi iscritti in bilancio (*impairment test*) annualmente o più frequentemente se vi sono indicatori di perdita di valore.

Ai fini della valutazione del test di *impairment*, i valori dell'avviamento e dei marchi sono stati allocati alle rispettive unità (o gruppi di unità) generatrici di flussi finanziari (*cash generating unit*) alla data di riferimento del bilancio.

In particolare si è ricorso ai flussi di cassa generati dai singoli prodotti, o gruppi di prodotti, intesi come marchi del Gruppo.

L'allocazione dei valori di avviamento e marchi alle singole unità è esposta nella seguente tabella.

	31 dicembre 2008		31 dicembre 2007	
	Avviamento	Marchi	Avviamento	Marchi
	€ / 000	€ / 000	€ / 000	€ / 000
Prodotti *ex* Bols	4.612	1.992	4.612	1.992
Ouzo 12	9.976	7.429	9.976	7.429
Cinzano	51.457	772	51.457	772
Acquisizione brasiliana	55.750	–	69.275	–
SKYY Spirits, LLC	345.852	–	326.963	–
Zedda Piras S.p.A. e Sella & Mosca S.p.A.	57.254	21	57.254	21
Barbero 1891 S.p.A.	137.859	–	137.859	–
Riccadonna	–	11.300	–	11.300
Glen Grant e Old Smuggler	–	104.277	–	104.277
X-Rated		36.809		28.117
Cabo Wabo	25.979	51.017		
Destiladora San Nicolas S.A. de C.V.	12.662			
Sabia S.A.	3.246	108		
Mondoro		1.028		
Altro	–	915	–	888
	704.647	**215.668**	**657.395**	**154.796**

Le principali ipotesi utilizzate nella determinazione del valore in uso delle *cash generating unit*, ovvero dal valore attuale dei flussi finanziari futuri stimati che si suppone deriveranno da un uso continuativo delle attività, sono relative al tasso di sconto e al tasso di crescita.

In particolare, il Gruppo ha utilizzato tassi di sconto, pari al 8%, che si ritiene riflettano correttamente le valutazioni del mercato, alla data di riferimento della stima, del valore attuale del denaro e i rischi specifici connessi alle singole unità generatrici di cassa.

Le previsioni dei flussi di cassa operativi derivano dai più recenti *budget* e piani predisposti dal Gruppo per i prossimi cinque anni, estrapolati su base decennale sulla base di tassi di crescita di medio-lungo termine rivisti in ottica di prudenza al fine di tenere conto delle condizioni macro-economiche, a seconda delle diverse caratteristiche delle attività e comunque non superiori al tasso medio di crescita a lungo termine del mercato in cui opera il Gruppo.

L'utilizzo di un periodo di dieci anni è giustificato dal ciclo di vita dei prodotti rispetto al mercato di riferimento.

Le previsioni dei flussi di cassa si riferiscono a condizioni correnti di esercizio dell'attività e, pertanto, non includono flussi finanziari connessi a eventuali interventi di natura straordinaria.

La composizione delle stime dei flussi finanziari futuri è stata determinata in base a criteri di prudenza, che considerano costanti in termini di volume le vendite successive all'orizzonte analitico di previsione.

Inoltre, le previsioni si basano su criteri di ragionevolezza e coerenza relativamente all'imputazione delle spese generali future, alla tendenza degli investimenti attesi di capitale, alle condizioni di equilibrio finanziario, nonché alle ipotesi macro-economiche, con particolare riferimento agli incrementi di prezzo dei prodotti, che tengono conto dei tassi di inflazione attesi.

Tutti gli *impairment test* hanno portato a valutazioni che non hanno determinato, nell'esercizio e in quello precedente, perdite permanenti di valore. È stata eseguita un'analisi di sensitività basata su ipotesi riviste al ribasso per quanto riguarda piani di sviluppo e tassi di attualizzazione. Si evidenzia che i *net present value* ottenuti da tali test sono in linea con i valori degli attivi contabili.

27. Attività immateriali a vita definita

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue.

	Software € / 000	Altre € / 000	Totale € / 000
Valore di carico iniziale	10.951	12.123	23.074
Fondo ammortamento iniziale	(7.650)	(10.335)	(17.985)
Saldo al 31 dicembre 2007	**3.302**	**1.789**	**5.089**
Variazione area di consolidamento	31		31
Investimenti	1.190	1.544	2.734
Ammortamenti del periodo	(1.676)	(1.017)	(2.694)
Svalutazioni	(21)	-	(21)
Differenze cambio e altri movimenti	144	(181)	(35)
Saldo al 31 dicembre 2008	**2.970**	**2.135**	**5.105**
Valore di carico finale	10.730	13.492	24.222
Fondo ammortamento finale	(7.760)	(11.357)	(19.117)

Le attività immateriali a vita definita sono ammortizzate in quote costanti in relazione alla loro vita utile residua.

La variazione dell'area di consolidamento per i *software*, pari a €31 migliaia, è relativa all'acquisizione di Sabia S.A.

Gli investimenti dell'esercizio, pari a €2.734 migliaia, sono riconducibili alla Capogruppo per €2.230 migliaia per l'acquisizione di licenze *software* e per l'attività di sviluppo dell'evoluzione del sistema SAP R/3, che include *software* per la gestione della tesoreria di Gruppo, per il processo di consolidamento, per la tracciabilità dei prodotti e per il portale di Gruppo, per €254 migliaia a Campari International S.A.M. per l'implementazione del nuovo sistema SAP R/3 e per altri *upgrade* di SAP, e l'importo residuo alle altre controllate per investimenti legati a SAP e BW.

28. Altre attività non correnti

La voce risulta così composta:

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Attività finanziarie per *interest rate swap*		5.736
Crediti finanziari verso Lehman Brothers	4.480	
Altri crediti finanziari	93	104
Attività finanziarie non correnti	**4.573**	**5.840**
Partecipazioni in altre imprese	293	302
Depositi a garanzia	557	1.085
Crediti verso fondi per benefici dipendenti	692	653
Altri crediti non correnti	1.358	2.130
Altre attività non correnti	2.900	4.169
Altre attività non correnti	**7.473**	**10.009**

I crediti finanziari verso Lehman Brothers, pari a €4.480 migliaia, includono il valore degli strumenti derivati che il Gruppo aveva strutturato con la banca d'affari.

A seguito del *default* della stessa e della decisione del Gruppo di interrompere i contratti in questione, gli strumenti derivati sono stati classificati a un valore corrispondente al loro *fair value* alla data del *default*, adeguato al presunto valore di realizzo, stimato al 30% del valore dei crediti.

Al 31 dicembre 2007 le attività finanziarie per *interest rate swap* rappresentavano il *fair value* positivo della copertura del rischio di interesse relativo al *private placement* di Redfire, Inc.

Tali contratti erano interamente sottoscritti con Lehman Brothers.

Per ulteriori informazioni in merito, si rinvia a quanto esposto alla nota 43 - Strumenti finanziari, informazioni integrative.

Si ricorda che le attività finanziarie non correnti sono incluse nella posizione finanziaria netta del Gruppo.

I depositi a garanzia diminuiscono per effetto della risoluzione di contenziosi da parte della controllata brasiliana, a fronte dei quali erano stati versati tali importi.

I crediti verso fondi per benefici ai dipendenti rappresentano l'eccedenza delle attività a servizio del piano rispetto al valore attuale dell'obbligazione alla fine dell'esercizio.

Per ulteriori informazioni in merito si rinvia a quanto esposto alla nota 37 – Piani a benefici definiti.

Gli altri crediti non correnti includono principalmente un credito iscritto dalla Capogruppo nei confronti dell'Erario per €629 migliaia, nonché il valore attuale del credito residuo di Campari do Brasil Ltda. sulla vendita del fabbricato di Alphaville per €589 migliaia, scadente nel 2010.

29. Rimanenze

La voce risulta così composta

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Materie prime, sussidiarie e di consumo	23.054	23.644
Prodotti in corso di lavorazione e semilavorati	72.528	71.819
Prodotti finiti e merci	70.136	71.473
	165.717	**166.937**

Il valore al 31 dicembre 2008 comprende una variazione dell'area di consolidamento, pari a €5.830 migliaia, attribuibile per €4.275 migliaia a Destiladora San Nicolas S.A. de C.V. e per €1.555 migliaia a Sabia S.A.

La riduzione delle rimanenze, nonostante l'incremento dovuto alla variazione dell'area di consolidamento, è in linea con la politica del Gruppo di contenimento del valore degli *stock*.

Le rimanenze sono esposte al netto del fondo svalutazione relativo, i cui movimenti sono evidenziati nella tabella che segue:

	€ / 000
Saldo al 31 dicembre 2007	**2.882**
Variazione area consolidamento	396
Accantonamenti	391
Utilizzi	(699)
Differenze cambio e altri movimenti	(18)
Saldo al 31 dicembre 2008	**2.951**

30. Crediti commerciali e altri crediti

La voce risulta così composta:

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Crediti commerciali verso clienti terzi	245.185	249.756
Crediti commerciali verso società collegate	5.192	8.553
Crediti per contributi attivi su costi promozionali	21.719	21.678
Crediti commerciali	**272.096**	**279.986**
Acconti a fornitori di immobilizzazioni	4.178	11.012
Anticipi e altri crediti verso fornitori	3.626	4.408
Crediti verso Erario	6.676	6.646
Crediti verso controllante per consolidato fiscale	1.536	3.000
Crediti verso agenti e clienti diversi	3.701	1.680
Risconti attivi	5.220	6.103
Altri	7.509	4.292
Altri crediti	**32.447**	**37.140**

Tutti i crediti sopra esposti sono esigibili entro dodici mesi.

Si ritiene che il valore contabile dei crediti approssimi il loro *fair value*.

I crediti commerciali sono esposti al netto dei premi di fine anno e dei debiti per costi promozionali: tale rappresentazione è coerente con l'esposizione a conto economico dei ricavi; la voce è esposta al netto del relativo fondo svalutazione, che riflette l'effettivo rischio di inesigibilità.

La variazione dell'area di consolidamento, per i crediti commerciali, pari a €3.744 migliaia, è riconducibile per €1.150 migliaia a Destiladora San Nicolas S.A. de C.V. e per €2.594 migliaia a Sabia S.A.

Per quanto riguarda gli altri crediti, tale variazione è di €4.036 migliaia.

La voce acconti a fornitori di immobilizzazioni include l'anticipo pari a €3.044 migliaia corrisposto dalla Capogruppo a fronte del contratto di appalto per la progettazione e realizzazione della nuova sede di Sesto San Giovanni (al 31 dicembre 2007 tale voce era pari a €8.935 migliaia).

I crediti verso la controllante si riferiscono al credito della Capogruppo verso la controllante, Fincorus S.p.A., per il consolidato fiscale.

Al netto del saldo debitorio delle società controllate italiane verso Fincorus S.p.A., il Gruppo presenta un debito netto di €14.928 migliaia; si rimanda per maggiori dettagli alla nota 46 - Informativa sulle parti correlate.

L'incremento della voce Crediti verso agenti e clienti diversi, pari a €2.021, migliaia è riconducibile all'iscrizione da parte della Capogruppo di un credito verso il proprio fornitore di vetro per il rimborso di un *claim* avvenuto nel corso dell'esercizio.

La voce "altri", pari a €7.509 migliaia include un credito iscritto dalla Capogruppo a titolo di monetizzazione degli *standard* urbanistici previsti dagli interventi nell'area di Sesto San Giovanni, dove è in corso di costruzione la nuova sede di alcune delle società italiane del Gruppo, pari a €1.614 migliaia.

La voce include altresì la parte residua pari a €3.186 migliaia, del prezzo di vendita dell'immobile di via Filippo Turati che la Capogruppo ha ceduto nel 2003. Il credito è fruttifero di interessi contrattuali allineati alle condizioni di mercato e si prevede che sarà incassato il 30 aprile 2009.

Infine, è incluso in tale voce la parte a breve del credito per la vendita della sede di Alphaville da parte di Campari do Brasil Ltda., pari a €1.195 migliaia.

Nella tabella seguente si riepiloga il dettaglio dei crediti per anzianità; si precisa che nella colonna altri crediti, si riportano i crediti verso agenti e clienti diversi e la voce 'altri' della tabella di cui sopra.
Sono escluse da quest'analisi gli acconti a fornitori di immobilizzazioni, gli anticipi, i crediti fiscali e i risconti attivi.

31 dicembre 2008	Crediti commerciali € / 000	Altri crediti € / 000
Non scaduto	222.391	10.913
Scaduto e non svalutato		
Meno di 30 giorni	19.668	138
30-90 giorni	16.764	37
Entro 1 anno	10.113	116
Entro 5 anni	2.057	7
Oltre 5 anni	132	
Totale scaduto e non svalutato	48.734	298
Scaduto e svalutato	6.376	97
Importo svalutazione	(5.404)	(97)
Totale	**272.096**	**11.210**

31 dicembre 2007	Crediti commerciali € / 000	Altri crediti € / 000
Non scaduto	221.311	5.785
Scaduto e non svalutato		
Meno di 30 giorni	14.117	125
30-90 giorni	34.807	138
Entro 1 anno	6.864	(5)
Entro 5 anni	1.434	78
Oltre 5 anni	137	-
Totale scaduto e non svalutato	57.359	336
Scaduto e svalutato	6.224	635
Importo svalutazione	(4.907)	(634)
Totale	**279.986**	**6.122**

La tabella che segue mostra i movimenti intervenuti nel periodo nel fondo svalutazione crediti.

	Fondo svalutazione	
	Crediti commerciali € / 000	Altri crediti € / 000
Saldo al 31 dicembre 2007	4.907	634
Accantonamenti	1.814	
Utilizzi	(1.138)	(486)
Differenze cambio e altri movimenti	(179)	(51)
Saldo al 31 dicembre 2008	**5.404**	**97**

Gli accantonamenti dell'esercizio pari a €1.814 migliaia riguardano, per i crediti commerciali, Campari Italia S.p.A. per €1.401 migliaia, per sofferenze sui crediti del canale tradizionale, Sella & Mosca S.p.A. e Sella & Mosca Commerciale S.r.l. per €279 migliaia.

L'incremento del fondo svalutazione crediti, nonché il maggior accantonamento dell'esercizio, è influenzato dalla stretta creditizia da parte delle banche, contestuale alla negativa congiuntura economica, i cui effetti hanno portato a un rallentamento soprattutto dei crediti alle imprese, in modo particolarmente critico nella parte finale dell'anno.

Gli utilizzi dell'esercizio riguardano Campari Italia S.p.A. per €872 migliaia, ascrivibili alla chiusura di pratiche legali in corso già dagli anni precedenti.

La restante parte del valore è riconducibile alla Capogruppo per €80 migliaia e Sella & Mosca S.p.A. e Sella & Mosca Commerciale S.r.l. per €115 migliaia.

Per quanto riguarda gli altri crediti, l'utilizzo è stato realizzato da Campari Italia S.p.A. per €486 migliaia a fronte della chiusura del credito verso un depositario della società già iscritto nei crediti in sofferenza nell'esercizio 2007.

31. Crediti finanziari correnti

La voce risulta così composta:

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Titoli	3.453	350
Rateo netto interessi attivi/passivi *swap* su prestiti obbligazionari	–	126
Valutazione a *fair value* di contratti *forward*		1.577
Altre attività e passività finanziarie	4	2
Crediti finanziari a breve verso società collegate e *joint venture*	636	823
Altri crediti finanziari correnti	640	2.529
Crediti finanziari correnti	**4.093**	**2.878**

I titoli includono prevalentemente titoli a breve termine o negoziabili che rappresentano un investimento temporaneo di liquidità, ma non soddisfano tutti i requisiti per essere classificati tra le disponibilità liquide e mezzi equivalenti; in particolare la voce comprende titoli con scadenza entro 12 mesi.

La diminuzione degli altri crediti finanziari correnti è riconducibile essenzialmente al fatto che tale voce includeva al 31 dicembre 2007 il *fair value* delle operazioni di acquisto e vendita a termine di valuta, a copertura di crediti e debiti o di vendite e acquisti futuri.

Il *fair value* di tali contratti al 31 dicembre 2008 risulta negativo e pertanto iscritto tra le passività finanziarie correnti.

I crediti finanziari a breve verso *joint venture* includono un finanziamento verso MCS S.c.a.r.l. erogato da Campari Finance Belgium S.A.; si precisa che tale voce attiva non rientra nella posizione finanziaria netta del Gruppo.

Tutti i crediti finanziari correnti sono non scaduti e esigibili entro l'anno.

32. Disponibilità liquide e raccordo con la posizione finanziaria netta

Le disponibilità liquide del Gruppo risultano così composte.

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Conti correnti bancari e cassa	101.217	71.548
Depositi a termine	71.341	128.257
Disponibilità liquide e mezzi equivalenti	**172.558**	**199.805**

Le disponibilità liquide e mezzi equivalenti sono costituite da conti correnti bancari e altri depositi bancari esigibili a vista o al massimo entro un periodo di 3 mesi dalla data di bilancio, intrattenuti con primari istituti di credito, remunerati a tassi variabili parametrati al tasso *Libor* per la valuta e il periodo di riferimento.

Includono, inoltre, titoli a pronto smobilizzo, rappresentati da investimenti finanziari a breve termine di alta liquidità, prontamente convertibili in valori di cassa noti, in quanto soggetti a un irrilevante rischio di variazione di valore.

Il raccordo con la posizione finanziaria netta del Gruppo è il seguente.

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Disponibilità liquide e mezzi equivalenti	172.558	199.805
Liquidità (A)	**172.558**	**199.805**
Titoli	3.453	350
Altri crediti finanziari correnti	4	1.706
Crediti finanziari correnti (B)	**3.457**	**2.055**
Debiti bancari correnti	(107.454)	(114.375)
Parte corrente dei debiti per *leasing* immobiliare	(3.397)	(3.171)
Parte corrente del *private placement* e prestito obbligazionario	(8.862)	(8.378)
Altri debiti finanziari correnti	(10.839)	(9.619)
Indebitamento finanziario corrente (C)	**(130.552)**	**(135.543)**
Posizione finanziaria corrente netta (A+B+C)	**45.463**	**66.317**
Debiti bancari non correnti	(887)	(1.782)
Debiti per *leasing* immobiliare	(10.531)	(12.860)
Private placement e prestito obbligazionario	(337.368)	(338.813)
Altri debiti finanziari non correnti	(903)	(1.061)
Debiti per *put option* e *earn out*	(26.562)	-
Indebitamento finanziario non corrente (D)	**(376.251)**	**(354.516)**
Indebitamento finanziario netto (A+B+C+D) (*)	**(330.788)**	**(288.199)**
Raccordo con posizione finanziaria del Gruppo presentata nei commenti degli amministratori:		
Crediti finanziari non correnti	4.573	104
Posizione finanziaria netta del Gruppo	(326.214)	(288.095)

(*): conforme alla definizione di indebitamento netto come da comunicazione Consob DEM 6064293 del 28 luglio 2006

Per tutte le informazioni riguardanti le voci che compongono la posizione finanziaria netta al di fuori della liquidità, si rinvia alle note 31 - Crediti finanziari e 36 - Passività finanziarie.

33. Attività non correnti destinate alla vendita

La voce include gli immobili non strumentali, per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo.

Tali attività, valutate al minore tra il valore netto contabile e il *fair value* al netto dei costi di vendita, sono pari a e €12.670 migliaia al 31 dicembre 2008 e a €2.473 migliaia al 31 dicembre 2007.

La movimentazione del periodo è la seguente:

	€/000
Saldo al 31 dicembre 2007	**2.473**
Vendite	(913)
Riclassifiche da immobilizzazioni materiali	7.803
Riclassifiche da investimenti immobiliari	3.307
Saldo al 31 dicembre 2008	**12.670**

La variazione dell'esercizio 2008 è riconducibile a:

- cessioni per €913 migliaia che sono imputabili alla Capogruppo; in particolare, €275 migliaia sono relativi alla vendita di due porzioni del sito produttivo di Termoli nel quale, a seguito della riorganizzazione industriale iniziata nel 2003, non era più svolta alcuna attività produttiva; €598 migliaia sono riconducibili alla cessione di un fabbricato a uso industriale sito nel comune di Cinisello Balsamo; la restante parte deriva dalla cessione di un terreno sito nel comune di Peschiera Borromeo (le relative plusvalenze sono state iscritte tra i proventi e oneri non ricorrenti dell'esercizio, commentati alla nota 17 - Oneri e proventi non ricorrenti, cui si rinvia);
- la riclassifica da immobilizzazioni materiali pari a €7.803 migliaia riguarda lo stabilimento di Sulmona non più in funzione dal secondo semestre 2007, per il quale il Gruppo ha avviato concrete trattative di vendita dell'intera area;
- la riclassifica da investimenti immobiliari pari a €3.307 migliaia è relativa ad un terreno di proprietà della Capogruppo sito a Ponte Galeria a Roma; durante l'esercizio è stata stipulata una proposta preliminare di acquisto di futuri diritti edificatori sull'area del terreno; a seguito di tale proposta preliminare di acquisto, è stato versato alla Capogruppo l'importo di €900 migliaia, a titolo di caparra confirmatoria, da computarsi a successiva deduzione del corrispettivo complessivo pattuito, pari a €4.500 migliaia (tale acconto è stato registrato tra le passività correnti).

Rimane inoltre iscritta, nelle attività non correnti destinate alla vendita, la parte dello stabilimento di Termoli non ancora ceduta, oggetto di trattative di vendita in via di definizione.

34. Patrimonio netto

Il Gruppo gestisce la struttura del capitale e la modifica in funzione delle variazioni delle condizioni economiche e delle peculiarità di rischio dell'attività sottostante.

Al fine di mantenere o modificare la struttura del capitale, il Gruppo può adeguare i dividendi pagati agli azionisti e/o emettere nuove azioni.

Coerentemente con altri gruppi operanti nel medesimo settore, il Gruppo effettua il monitoraggio del capitale sulla base del rapporto indebitamento netto / EBITDA.

L'indebitamento è pari al valore della posizione finanziaria netta del Gruppo; l'EBITDA corrisponde al risultato operativo del Gruppo al lordo degli ammortamenti e degli utili di terzi.

Le informazioni relative alla composizione e alla movimentazione intervenuta nelle voci di patrimonio netto nei periodi considerati sono esposte nel Prospetto delle variazioni di patrimonio netto, cui si rinvia.

Capitale

Al 31 dicembre 2008 il capitale sociale è suddiviso in 290.400.000 azioni ordinarie, del valore nominale unitario di €0,10, interamente versato.

Azioni in circolazione e azioni proprie

La seguente tabella mostra la riconciliazione tra il numero delle azioni in circolazione al 31 dicembre 2008 e negli ultimi due esercizi.

	Numero azioni			Valore nominale		
	31 dicembre 2008	31 dicembre 2007	31 dicembre 2006	31 dicembre 2008 €	31 dicembre 2007 €	31 dicembre 2006 €
Azioni in circolazione all'inizio dell'esercizio	289.355.546	289.049.453	281.356.013	28.935.555	28.904.945	28.135.601
Acquisti a favore del piano di *stock option*	(896.293)	(1.580.268)		(89.629)	(158.027)	
Vendite		1.886.361	7.693.440		188.636	769.344
Azioni in circolazione alla fine dell'esercizio	288.459.253	289.355.546	289.049.453	28.845.925	28.935.555	28.904.945
Totale azioni proprie possedute	1.940.747	1.044.454	1.350.547	194.075	104.445	135.055
% delle azioni proprie sul capitale sociale	0,7%	0,4%	0,5%			

Nel 2008 sono state acquistate 896.293 azioni proprie, a un prezzo di acquisto di €4.510 migliaia, equivalente ad un prezzo medio unitario di €5,03.

Si informa inoltre che, successivamente alla data del presente bilancio e fino all'autorizzazione alla pubblicazione dello stesso, sono state fatte ulteriori operazioni di acquisti azioni proprie, per un totale di 269.000 azioni, a un prezzo medio unitario di acquisto di €4,20.

Dividendi pagati e proposti

I dividendi deliberati e pagati nell'esercizio e in quello precedente e i dividendi sottoposti a approvazione da parte dell'assemblea che approva il bilancio chiuso al 31 dicembre 2008 sono i seguenti:

	Ammontare totale		Dividendo per azione	
	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000	31 dicembre 2008 €	31 dicembre 2007 €
Deliberati e pagati durante l'anno su azioni ordinarie	31.829	29.040	0,110	0,100
Dividendi proposti su azioni ordinarie	31.701 (*)	31.829	0,110	0,110

(*) calcolato sulla base delle azioni in circolazione alla data del Consiglio di amministrazione del 18 marzo 2009.

Altre riserve

La voce risulta così composta.

	Stock option	*Cash flow hedging*	Conversione bilanci in valuta	Totale
	€ / 000	€ / 000	€ / 000	€ / 000
Saldo al 31 dicembre 2007	**6.032**	**10.873**	**(38.975)**	**(22.070)**
Costo *stock option* dell'esercizio	3.879			3.879
Utili (perdite) rilevate a conto economico		(1.686)		(1.686)
Riserva *cash flow hedging* rilevata a patrimonio		5.446		5.446
Effetto fiscale rilevato a patrimonio netto		(1.858)		(1.858)
Effetto fiscale riclassificato a utili a nuovo		239		239
Differenze di conversione	(180)		(19.573)	(19.754)
Saldo al 31 dicembre 2008	**9.731**	**13.014**	**(58.549)**	**(35.803)**

La riserva per *stock option* rileva l'accantonamento effettuato in contropartita del costo figurativo riconosciuto a conto economico per i diritti d'opzione assegnati, determinato con riferimento al *fair value* del diritto stesso, calcolato applicando il modello Black-Scholes.

Per informazioni in merito ai piani di *stock option* del Gruppo, si rinvia a quanto esposto alla nota 42 - Piano di *stock option*.

La riserva per *hedging* accoglie, al netto del relativo effetto fiscale, le movimentazioni relative all'adeguamento al *fair value* degli strumenti finanziari derivati contabilizzati con la metodologia del *cash flow hedging*.

Per ulteriori informazioni, si rinvia a quanto esposto alla nota 43 - Strumenti finanziari.

La riserva di conversione accoglie le differenze cambio relative alla conversione dei bilanci espressi in valuta diversa dall'Euro delle società controllate.

35. Patrimonio netto di terzi

Il patrimonio netto di pertinenza di terzi, pari a €2.136 migliaia al 31 dicembre 2008 (€1.928 migliaia al 31 dicembre 2007), si riferisce a O-Dodeca B.V. e Kaloyiannis-Koutsikos Distilleries S.A. (per il 25%) e Qingdao Sella & Mosca Winery Co. Ltd (per il 6,33%), tutte consolidate con il metodo dell'integrazione globale.

Si ricorda che, relativamente alle quote di minoranza in Cabo Wabo LLC (20%) e in Sabia S.A. (30%), avendo il Gruppo stipulato opzioni *call/put* per l'acquisto di tali quote residue, le società sono state consolidate al 100% e il relativo debito verso i detentori di tali opzioni è stato rilevato tra le passività finanziarie (si rimanda al successivo paragrafo per maggiori dettagli).

36. Passività finanziarie

Il dettaglio delle passività finanziarie esposte in bilancio è il seguente:

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Passività non correnti		
Prestito obbligazionario	221.564	188.354
Private placement	95.287	99.297
Totale prestito obbligazionario e *private placement*	**316.852**	**287.651**
Debiti e finanziamenti verso banche	887	1.782
Leasing immobiliare	10.531	12.860
Derivati su prestito obbligazionario	20.516	56.899
Debiti per *put option* e *earn out*	23.817	
Altri finanziamenti	903	1.061
Totale altre passività finanziarie non correnti	**56.654**	**72.602**
Passività correnti		
Debiti e finanziamenti verso banche	**107.454**	**114.375**
Private placement, quota a breve	8.862	8.378
Rateo interessi su prestiti obbligazionari	7.475	7.253
Rateo *swap* su interessi prestiti obbligazionari	1.879	1.747
Leasing immobiliare	3.397	3.171
Passività finanziarie per contratti di copertura	1.123	281
Passività finanziarie per contratti non di copertura	–	46
Debiti per *put option* e *earn out*	2.745	
Altri finanziamenti	362	293
Totale altri debiti finanziari	25.843	21.168
Totale	**506.802**	**495.796**

La tabella che segue mostra le principali passività finanziarie del Gruppo, con indicazione del relativo tasso di interesse effettivo e della scadenza.

Si segnala che, per quanto riguarda il tasso di interesse effettivo delle passività oggetto di copertura, il tasso riportato include l'effetto della copertura stessa.

Inoltre i valori delle passività oggetto di copertura sono qui esposti al netto del valore del relativo derivato, sia esso attivo o passivo.

	Tasso di interesse effettivo al 31 dicembre 2007	Scadenza	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Debiti e finanziamenti verso banche	3,5% su €, 1,6% su US$	2008	108.340	116.157
Private placement	fisso 6,43%	2008-2012	104.150	101.938
Prestito obbligazionario	€ Libor 6 mesi + 60 *basis point* fisso da 4,25% a 4,37% (1)	2015-2018	242.081	245.253
Leasing immobiliare	€ Libor a 3 mesi + 60 *basis point*	2008-2012	13.928	16.030
Altri finanziamenti	0,90%	2008-2015	1.265	1.355

(1) Tasso applicato alla parte di prestito obbligazionario coperto da *interest rate swap*.

Prestito obbligazionario e private placement

Il prestito obbligazionario, di nominali US$ 300 milioni, è stato collocato dalla Capogruppo sul mercato istituzionale statunitense nel corso del 2003.

L'operazione è stata strutturata in due *tranche* di US$ 100 milioni e di US$ 200 milioni, con scadenze rispettivamente nel 2015 e nel 2018, con rimborso in un'unica soluzione a scadenza (*bullet*).

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso.

Attraverso uno strumento di *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare i rischi relativi alle fluttuazioni dei tassi di cambio del Dollaro USA e dei tassi di interesse e a modificare il profilo di tasso fisso denominato in Dollari USA a tasso variabile su Euro.

La Capogruppo ha inoltre in essere un *interest rate swap*, che comporta, a partire dal mese di luglio 2008, il pagamento di un tasso fisso del 4,25% su un sottostante di US$ 50 milioni (scadenza 2015) e di 4,37% su un sottostante di US$ 50 milioni (scadenza 2018).

Inoltre, nel mese di dicembre 2008, la Capogruppo ha stipulato un *interest rate swap* al tasso fisso del 4,28% su un sottostante di US$ 25 milioni (scadenza 2018) a partire dal mese di luglio 2009.

Si segnala che, successivamente alla data del presente bilancio, sono stati stipulati ulteriori contratti di copertura su un sottostante totale di US$ 75 milioni (scadenza 2018), a un tasso fisso medio del 4,19%, applicabili a partire dal luglio 2009.

Le variazioni registrate sul valore esposto del prestito obbligazionario nel corso del 2008 si riferiscono unicamente a valorizzazioni delle coperture e dei relativi effetti sul prestito.

Per un'analisi di queste variazioni si rinvia a quanto esposto alla nota 43 - Strumenti finanziari, informazioni integrative.

Il *private placement* rappresenta il prestito di nominali US$ 170 milioni, collocato da Redfire, Inc. sul mercato istituzionale statunitense nel corso del 2002.

L'operazione è stata strutturata in tre *tranche* di US$ 20 milioni, US$ 50 milioni e di US$ 100 milioni, con scadenze rispettivamente nel 2009 (vita media 5 anni), nel 2012 (vita media 7,5 anni) e nel 2012 (*bullet*). Al 31 dicembre 2008, il debito nominale residuo è di US$ 137,3 milioni, di cui US$ 12,3 milioni in scadenza a luglio 2009.

Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a tassi fissi compresi tra il 5,67% e il 6,49%.

Le variazioni di valore dell'esercizio includono la quota rimborsata nel corso del 2008 (US$ 12,3 milioni), nonché le valorizzazioni della copertura in essere nel primo semestre e dei relativi effetti sul prestito.

Per un'analisi di queste variazioni si rinvia a quanto esposto alla nota 43 - Strumenti finanziari, informazioni integrative.

Debiti verso banche

Al 31 dicembre 2008 la quota non corrente dei debiti verso banche include il debito residuo di un finanziamento bancario a medio-lungo termine di Société Civile du Domaine de La Margue pari a €369 migliaia.

Inoltre, la voce include per €518 migliaia un finanziamento ricevuto da Sella & Mosca S.p.A., assistito da ipoteche su terreni e fabbricati e da privilegi su impianti e macchinari.

La quota corrente dei debiti verso le banche, pari a €107.454 migliaia (€114.375 migliaia al 31 dicembre 2007), è riconducibile principalmente a finanziamenti accesi da Campari Finance Belgium S.A., oltre a linee di credito a breve termine e altri finanziamenti utilizzati localmente da alcune controllate.

Leasing

I debiti per *leasing* si riferiscono al *leasing* finanziario posto in essere dalla Capogruppo nel 2004, con scadenza 2012, e riguardante il complesso immobiliare di Novi Ligure.

La voce include inoltre un *leasing* finanziario di Sabia S.A., stipulato su un fabbricato acquisito nel corso del 2008; l'importo residuo di tale finanziamento al 31 dicembre 2008 è di €1.039 migliaia.

Debito per put option e earn out

Il Gruppo, nell'ambito delle due acquisizioni di Cabo Wabo e Sabia S.A., ha previsto l'acquisto delle partecipazioni residue rispettivamente del 20% e 30% attraverso l'esercizio di opzioni *call/put*.

Gli investimenti sono stati iscritti per il 100%, e un debito finanziario corrispondente alla stima delle opzioni è stato rilevato in bilancio; la quota non corrente del debito include pertanto anche queste opzioni, che saranno pagate in parte nel 2012 e in parte nel 2015.

Inoltre, nell'ambito dell'acquisto di X-Rated nel 2007 e dell'acquisizione di Destiladora San Nicolas S.A. de C.V. nel 2008, sono stati concordati dei pagamenti di *earn out* che saranno calcolati in base ai volumi di vendita incrementali dei prodotti acquistati nei tre anni consecutivi al *closing*.

La parte corrente di questi debiti include, oltre agli oneri per *earn out* stimati per il 2009, i dividendi sulla quota di risultato del 2008 di pertinenza dei soci di minoranza di Cabo Wabo, LLC, Redfire Mexico S.R.L. de C.V. e Destiladora San Nicolas S.A. de C.V. non ancora distribuiti a fine esercizio.

Altri finanziamenti

La voce include un contratto di finanziamento di pertinenza della Capogruppo intrattenuto con il Ministero dell'Industria, il cui rimborso è previsto in 10 rate annuali a partire da febbraio 2006.

Passività finanziarie per contratti forward

Al 31 dicembre 2008 la voce è riconducibile al *fair value* di contratti di acquisto e vendita a termine di valuta, che si qualificano come operazioni di copertura.

Una parte è relativa alla copertura dei flussi finanziari non ancora realizzati ed è stata imputata direttamente a patrimonio netto, al netto del relativo effetto fiscale.

Si rimanda per maggiori dettagli alla nota 43 - Strumenti finanziari, informazioni integrative.

37. Piani a benefici definiti

Le società del Gruppo garantiscono benefici successivi al rapporto di lavoro per i propri dipendenti sia direttamente, sia contribuendo a fondi esterni. La modalità secondo cui questi benefici sono garantiti varia a seconda delle condizioni legali, fiscali e economiche di ogni paese in cui il Gruppo opera. Tali benefici sono garantiti attraverso piani a contribuzione definita e/o piani a benefici definiti.

In presenza di piani a contribuzione definita, le società del Gruppo versano i contributi a istituti assicurativi pubblici o privati sulla base di un obbligo di legge o contrattuale, oppure su base volontaria.

Con il pagamento di detti contributi le società adempiono a tutti i loro obblighi.

A fine esercizio gli eventuali debiti per contributi da versare sono inclusi nella voce altre passività correnti; il costo di competenza dell'esercizio è rilevato per destinazione a conto economico.

I piani a benefici definiti possono essere non finanziati (*unfunded*) o possono essere interamente o parzialmente finanziati (*funded*) dai contributi versati dall'impresa, e, talvolta, dai suoi dipendenti, a una società o fondo, giuridicamente distinto dall'impresa che eroga i benefici ai dipendenti.

Per quanto riguarda le società italiane del Gruppo, i piani a benefici definiti sono rappresentanti dal trattamento di fine rapporto (TFR) spettante ai propri dipendenti.

Per effetto della riforma della previdenza complementare introdotta nel 2007 per le società con almeno cinquanta dipendenti, le quote di TFR maturate fino al 31 dicembre 2006 rimangono in azienda; diversamente, le quote di TFR maturande a partire dal 1 gennaio 2007 devono, a scelta del dipendente, essere destinate a forme di previdenza complementare, ovvero essere mantenute in azienda, la quale provvederà a trasferire le quote di TFR al Fondo di Tesoreria istituito presso l'INPS.

Di conseguenza, la quota di TFR maturata fino al 31 dicembre 2006 continua a essere classificata come piano a benefici definiti, mantenendo i criteri di valutazione attuariale, per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data del 31 dicembre 2006.

Invece, le quote di TFR maturate dal 1 gennaio 2007 vengono classificate come piani a contribuzione definita. Poiché le società italiane del Gruppo assolvono mediante il pagamento di contributi a un entità separata (un fondo), senza ulteriori obblighi, l'impresa iscrive per competenza le quote di contribuzione al fondo, a fronte delle prestazioni di lavoro dei dipendenti, senza provvedere ad alcun calcolo attuariale.

Per la parte di TFR considerata piano a benefici definiti, si tratta di piano *unfunded* che, pertanto, non ha attività al proprio servizio.

Inoltre, alcune società del Gruppo hanno alcuni piani della stessa tipologia verso dipendenti e/o *ex* dipendenti. Tali piani beneficiano di attività al loro servizio.

La passività relativa ai piani a benefici definiti del Gruppo, determinata su base attuariale con il metodo della "proiezione unitaria del credito", è iscritta in bilancio, al netto del *fair value* delle eventuali attività a servizio del piano.

Nel caso in cui il *fair value* delle attività a servizio del piano ecceda il valore dell'obbligazione per benefici successivi al rapporto di lavoro e il Gruppo abbia il diritto al rimborso o il diritto a ridurre la sua futura contribuzione al piano, tale eccedenza è rilevata come un'attività non corrente secondo i criteri stabiliti dallo IAS 19.

La tabella che segue mostra l'ammontare del trattamento di fine rapporto negli ultimi quattro esercizi.

TFR	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Obbligazioni a benefici definiti	10.378	11.565	12.631	12.534

La tabella che segue mostra l'ammontare degli altri piani a benefici definiti, finanziati da attività asservite al piano stesso negli ultimi quattro esercizi.

Altri piani	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000	31 dicembre 2006 € / 000	31 dicembre 2005 € / 000
Obbligazioni a benefici definiti	3.561	3.336	2.405	1.754
Attività a servizio del piano (–)	(3.969)	(3.898)	(2.610)	(1.165)
Eccedenza (deficit) del piano	407	562	205	(589)

La tabella che segue mostra i componenti del costo netto dei piani a benefici definiti rilevato a conto economico negli esercizi 2008 e 2007.

Costo netto del beneficio	TFR		Altri piani	
	31 dicembre 2008	31 dicembre 2007	31 dicembre 2008	31 dicembre 2007
	€ / 000	€ / 000	€ / 000	€ / 000
Costo per le prestazioni di lavoro corrente	73	112	109	
Oneri finanziari sulle obbligazioni	407	440	157	101
Ricavo atteso sulle attività del piano			(144)	(96)
(Utili) perdite attuariali netti	276	(29)	21	(91)
Effetto di *curtailment*		72	167	
	756	**595**	**310**	**(86)**

La tabella che segue mostra le variazioni intervenute nel valore attuale dell'obbligazione per benefici definiti nel corso degli esercizi 2008 e 2007.

Variazioni nel valore attuale delle obbligazioni	TFR		Altri piani	
	31 dicembre 2008	31 dicembre 2007	31 dicembre 2008	31 dicembre 2007
	€ / 000	€ / 000	€ / 000	€ / 000
Valore attuale al 1 gennaio	11.565	12.631	3.336	2.406
Costo delle prestazioni di lavoro corrente	73	112	109	
Benefici pagati	(2.415)	(1.759)	(129)	(200)
Oneri finanziari sulle obbligazioni	407	440	157	101
Utili (perdite) attuariali sulle obbligazioni	276	(29)	21	(91)
Curtailment	–	72	167	
Altre variazioni	471	98	(100)	1.121
Valore attuale al 31 dicembre	**10.378**	**11.565**	**3.561**	**3.336**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione			(3.277)	(3.245)
Trattamento di fine rapporto e altri fondi pensione	**10.378**	**11.565**	**285**	**92**

La tabella che segue mostra le variazioni del *fair value* delle attività a servizio dei piani a benefici definiti intervenute nel corso degli ultimi tre esercizi.

Attività a servizio dei piani	31 dicembre 2008	31 dicembre 2007	31 dicembre 2006
	€ / 000	€ / 000	€ / 000
Valore attuale al 1 gennaio	3.898	2.610	1.165
Rendimento atteso	144	96	
Contributi del datore di lavoro	160	336	1.070
Contributi dei partecipanti al piano	63	59	357
Benefici pagati	(644)	(75)	
Estinzioni (*settlements*)			
Utili (perdite) attuariali sulle obbligazioni	7		18
Altre variazioni	341	873	
Valore attuale al 31 dicembre	**3.969**	**3.898**	**2.610**
Attività a servizio dei piani portate a diretta diminuzione dell'obbligazione	(3.277)	(3.245)	(2.405)
Crediti verso fondi per benefici dipendenti	**692**	**653**	**205**

Le obbligazioni derivanti dai piani sopra descritti sono calcolati sulla base delle seguenti ipotesi attuariali.

Principali ipotesi attuariali		TFR			Altri piani	
	31 dicembre 2008	31 dicembre 2007	31 dicembre 2006	31 dicembre 2008	31 dicembre 2007	31 dicembre 2006
Tasso di sconto	4,5%	4,5%	4,0%	3,3%	4,5%	4,5%
Futuri incrementi salariali	2,1%	3,0%	3,0%	2,0%		
Futuri incrementi delle pensioni		1,3%	1,3%		1,5%	1,5%
Tasso di rendimento atteso delle attività a servizio del piano				3,2%	4,0%	4,0%
Tasso di rotazione del personale	5,0%	5,0%	5,0%			
Tasso di inflazione	2,0%	2,0%	1,5%			

I tassi relativi ai costi dell'assistenza sanitaria non entrano nelle ipotesi usate nel determinare le obbligazioni di cui sopra; pertanto eventuali variazioni degli stessi non produrrebbero alcun effetto.

38. Fondi rischi

La tabella che segue mostra i movimenti intervenuti nella voce nel periodo in esame:

	Fondo imposte € / 000	Fondo ristrutturazioni industriali € / 000	Fondo indennità suppletiva clientela € / 000	Altri € / 000	Totale € / 000
Saldo al 31 dicembre 2007	**3.456**	**3.508**	**1.071**	**3.002**	**11.038**
Accantonamenti	63	–	304	1.879	2.246
Utilizzi	(189)	(1.107)	(304)	(1.830)	(3.430)
Riclassifiche	278	–	9	(278)	9
Differenze cambio e altri movimenti	(310)	–	(6)	(533)	(850)
Saldo al 31 dicembre 2008	**3.298**	**2.401**	**1.075**	**2.240**	**9.013**
di cui esborso previsto:					
entro 12 mesi		2.401		816	3.217
oltre 12 mesi	3.298		1.075	1.423	5.796

Il fondo imposte, pari a €3.298 migliaia al 31 dicembre 2008, accoglie principalmente le probabili passività fiscali che potrebbero emergere per la Capogruppo e per Campari Italia S.p.A. dalla verifica avvenuta nel corso del 2006 e proseguita nel 2007, per i periodi di imposta 2003, 2004 e 2005.

Per quanto riguarda gli accantonamenti dell'esercizio, si riferiscono per €63 migliaia a Campari do Brasil Ltda.

Il fondo ristrutturazione industriale, pari alla fine del periodo a €2.401 migliaia, riguarda le passività iscritte a seguito dell'interruzione dell'attività produttiva dello stabilimento di Sulmona nell'anno 2007, in base allo specifico accordo sindacale coerentemente con il programma di misure alternative e di sostegno, sul fronte occupazionale.

La chiusura della procedura a fronte della quale è stato accantonato il fondo in questione, è prevista nel corso 2009, con il relativo utilizzo complessivo del fondo residuo.

L'utilizzo di tale fondo nell'esercizio in corso, pari a €1.107 migliaia, è stato effettuato dalla Capogruppo a fronte delle erogazioni avvenute per coloro che hanno usufruito dell'indennità per lasciare l'azienda.

Il fondo indennità suppletiva clientela accoglie la stima della passività probabile da sostenere per l'erogazione dell'indennità spettante agli agenti successivamente alla fine del rapporto.

Tale importo è stato, inoltre, attualizzato sulla base di un adeguato tasso.

Al 31 dicembre 2008 gli altri fondi includono la stima della passività per cause legali diverse e per gli oneri a fronte di transazioni con il personale.

Inoltre accolgono , per quanto riguarda Campari Italia S.p.A., i costi derivanti da contratti già in essere con la clientela, il cui ammontare è definito sulla base di transazioni perfezionate nei primi mesi del 2009, nonché rettifiche alle vendite per omessi sconti, differenze prezzo, resi sulle vendite fatturate nell'anno 2008, per le quali non è possibile determinare in modo certo e oggettivo l'ammontare e la loro manifestazione, alla chiusura del presente bilancio, nonché oneri futuri derivanti da una causa in corso con un fornitore di servizi logistici di trasporto, pari a €1.000 migliaia, il cui accantonamento del periodo è pari a €500 migliaia.

Gli utilizzi pari a €1.830 migliaia sono riconducibili per €827 migliaia alla Capogruppo e per €117 migliaia a Campari Italia S.p.A. e riguardano costi per fatture relative all'esercizio 2007 per accordi promozionali definiti nel 2008.

Per completezza di informazione si ricorda che già al 31 dicembre 2007 era in essere un contenzioso con l'Amministrazione Finanziaria brasiliana, che ha contestato a Campari do Brasil Ltda., in relazione all'IPI (imposta di fabbricazione), la corretta classificazione dei prodotti commercializzati, accertando maggiori imposte e sanzioni per complessivi Real Brasiliani 96,9 milioni (pari a €37,1 milioni).

La società ha intrapreso le opportune azioni per contestare integralmente la suddetta pretesa, avvalendosi di noti professionisti locali e, in base ai pareri da questi espressi, si è ritenuto non sussistano ancora oggi i presupposti per effettuare un apposito accantonamento.

Pertanto, anche nel bilancio al 31 dicembre 2008 non è stato accantonato alcun fondo a tale titolo.

39. Debiti verso fornitori e altre passività correnti

La voce risulta così composta

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Debiti commerciali verso fornitori terzi	151.133	153.290
Debiti commerciali verso società collegate	1.012	3.262
Debiti verso fornitori	**152.145**	**156.552**
Personale	16.682	18.728
Agenti	4.908	4.395
Risconti passivi	4.900	4.689
Risconti plusvalenze realizzate	2.548	3.296
Debiti per contributi ricevuti non ancora certi	2.443	1.011
Altri	9.247	7.317
Altre passività correnti	**40.727**	**39.437**

La variazione dell'area di consolidamento per i debiti commerciali è pari a €3.623 migliaia.

La voce Risconti plusvalenze realizzate è riconducibile alla rettifica della plusvalenza realizzata dalla Capogruppo per la vendita dell'immobile, sito a Milano, Via Filippo Turati, e tiene conto dei futuri oneri contrattuali attesi connessi al ripristino dei locali.

Il debito per contributi ricevuti non ancora certi si riferisce agli anticipi incassati da Sella & Mosca S.p.A. a fronte del piano della Regione Sardegna (POR) per investimenti in corso di realizzazione e a contributi ricevuti su impianti di vigneto in fase di pre-produzione.

Solo in seguito al collaudo degli impianti stessi i contributi potranno assumere carattere di certezza e saranno imputati a conto economico in base alla vita utile degli impianti stessi.

Il dettaglio degli incassi è evidenziato nel paragrafo successivo.

L'incremento della voce altri pari a €1.924 migliaia include €900 migliaia iscritti dalla Capogruppo; tale importo corrisponde all'anticipo incassato a titolo di caparra confirmatoria per il preliminare di vendita, stipulato nel corso dell'esercizio, relativo al terreno sito a Ponte Galeria a Roma.

Di seguito si riporta lo scadenziario dei debiti fornitori e di alcune voci delle altre passività correnti, in particolare i debiti verso agenti e la voce altri della tabella di cui sopra.

31 dicembre 2008	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti fornitori	28.060	123.079	1.007	–	–	152.145
Altri debiti	1.207	12.409	538	–	–	14.154
Totale	**29.267**	**135.488**	**1.545**	**–**	**–**	**166.300**

31 dicembre 2007	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti fornitori	17.545	138.985	21	–	–	156.552
Altri debiti	183	11.166	362	–	–	11.712
Totale	**17.728**	**150.152**	**383**	**–**	**–**	**168.263**

40. Contributi in conto capitale

La tabella che segue mostra la movimentazione intervenuta negli esercizi in rassegna dei risconti passivi relativi a contributi in conto capitale.

In alcuni casi i contributi incassati non hanno ancora assunto carattere di certezza; viene pertanto iscritto un debito a fronte del contributo incassato.

Nel momento in cui i contributi diventano certi, essi sono classificati tra i risconti e sono quindi imputati a conto economico in base alla vita utile degli impianti stessi.

La movimentazione che segue traccia pertanto per maggiore chiarezza le movimentazioni intervenute sia nei debiti che nei risconti.

Gli incassi ricevuti nell'esercizio si riferiscono a Sella & Mosca S.p.A. a fronte del piano della Regione Sardegna (POR) su impianti di vigneto in fase di pre-produzione.

31 dicembre 2008	Debiti per anticipi € / 000	Risconti passivi € / 000
Saldo al 1 gennaio 2008	1.011	3.797
Incassi dell'esercizio	1.909	
Contributi aventi assunto carattere di certezza	(337)	337
Riconosciuti a conto economico	(285)	(362)
Altre variazioni	145	
Saldo al 31 dicembre 2008	**2.443**	**3.772**

31 dicembre 2007	Debiti per anticipi €/000	Risconti passivi €/000
Saldo al 1 gennaio 2007	2.188	2.795
Incassi dell'esercizio	639	11
Contributi aventi assunto carattere di certezza	(1.524)	1.524
Riconosciuti a conto economico		(671)
Altre variazioni	(292)	138
Saldo al 31 dicembre 2007	**1.011**	**3.797**

41. Debiti per imposte

La voce risulta così composta:

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Imposte sul reddito	8.056	7.572
Debiti verso controllante per consolidato fiscale	16.464	20.107
Debiti verso controllante per I.V.A. di Gruppo	5.552	–
Imposta sul valore aggiunto	6.076	7.115
Imposta di fabbricazione sull'alcool	20.689	17.022
Ritenute e tasse diverse	2.436	2.777
	59.273	**54.592**

I debiti verso controllante per consolidato fiscale al 31 dicembre 2008 si riferiscono ai debiti per imposte sui redditi delle controllate italiane di Davide Campari-Milano S.p.A. nei confronti di Fincorus S.p.A.

Per un approfondimento dei saldi esposti verso parti correlate, si rimanda alla nota 46 - Parti correlate.

Il debito per imposte sul reddito è esposto al netto degli acconti versati e delle ritenute subite.

I debiti in questione sono tutti scadenti entro 12 mesi.

42. Piano di *stock option*

In osservanza alla deliberazione Consob 11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob 11508 del 15 febbraio 2000, di seguito si riportano le informazioni relative al piano di *stock option* (il "Piano") deliberato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A. del 15 maggio 2001, che ha recepito il piano quadro per la disciplina generale delle *stock option* per il Gruppo Campari approvato dall'Assemblea degli azionisti del 2 maggio 2001.

Scopo del Piano è offrire ai beneficiari che nell'ambito del Gruppo ricoprono posizioni di particolare rilevanza la possibilità di partecipare al capitale di Davide Campari-Milano S.p.A. per allineare i loro interessi a quelli degli azionisti e per fidelizzarli in vista degli obiettivi strategici da realizzare.

I destinatari del piano sono soggetti legati da un rapporto di lavoro dipendente, amministratori e/o soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo, così come individuati dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A., che alla data di delibera del piano e sino al momento della assegnazione delle azioni siano stati ininterrottamente dipendenti e/o amministratori e/o collaboratori di una o più società del Gruppo.

Il regolamento del Piano non prevede prestiti o altre agevolazioni per la sottoscrizione delle azioni ai sensi dell'articolo 2358, 3 comma, cod. civ.

Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha la facoltà di predisporre i regolamenti, scegliere i beneficiari, determinare quantità e valori per l'esecuzione dei piani di *stock option*; inoltre, Davide Campari-Milano S.p.A. si riserva il diritto insindacabile di modificare il Piano e il Regolamento laddove ciò si rendesse necessario o anche solo opportuno a seguito di modificazioni della normativa vigente o a seguito di altre ragioni oggettive che ne consiglino la modificazione.

La prima assegnazione dei diritti, effettuata nel luglio del 2001, era incondizionata e prevedeva la possibilità di esercizio dal giorno successivo alla scadenza del piano, ovvero il 30 giugno 2006.

Tali opzioni sono state interamente esercitate nel luglio del 2006.

Nel corso del 2004 e del 2005 sono state deliberate ulteriori 4 attribuzioni di *stock option*, anch'esse disciplinate dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001; tali attribuzioni prevedono la possibilità di esercizio per un periodo di 30 giorni dal giorno successivo alla scadenza delle opzioni assegnate nel 2004, ovvero il 30 giugno 2009, mentre sono previste delle finestre comprese nel periodo novembre 2009 - novembre 2011 per le assegnazioni del 2005; il prezzo di sottoscrizione delle azioni è pari al prezzo medio ponderato di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

Nel corso del 2006 sono state deliberate nuove attribuzioni di *stock option*, con possibilità di esercizio in alcune finestre mensili nel periodo compreso tra luglio 2011 e luglio 2013.

Nel 2007 sono state deliberate nuove attribuzioni di *stock option* con possibilità di esercizio di 4 finestre mensili negli esercizi tra febbraio 2012 e agosto 2014.

Nel 2008 sono state deliberate nuove attribuzioni di *stock option* con possibilità di esercizio di 4 finestre mensili negli esercizi tra febbraio 2012 e agosto 2014; il numero di diritti concessi è stato di 7.703.905, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di €5,69, pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

Le società italiane del Gruppo hanno identificato l'evento per il riconoscimento della passività per contributi sociali come il momento di esercizio dell'opzione da parte del dipendente.

Pertanto, la passività per contributi è calcolata e iscritta in bilancio al momento dell'esercizio dell'opzione da parte del dipendente stesso.

La tabella che segue mostra l'evoluzione dei piani di *stock option* nei periodi considerati.

	31 dicembre 2008		31 dicembre 2007	
	numero di azioni	Prezzo medio di assegnazione/ esercizio €	numero di azioni	Prezzo medio di assegnazione/ esercizio €
Diritti esistenti all'inizio del periodo	11.047.120	5,38	11.951.311	5,84
Diritti concessi nel periodo	7.703.905	5,69	1.266.890	7,74
(Diritti annullati nel periodo)	(500.085)	7,39	(1.634.720)	6,53
(Diritti esercitati nel periodo) (*)	–	–	(536.361)	3,98
(Diritti scaduti nel periodo)	–	–	–	–
Diritti esistenti alla fine del periodo	18.250.940	5,89	11.047.120	5,38
di cui esercitabili alla fine del periodo				

(*) il prezzo medio di mercato alla data di esercizio è di stato di €8,41 nel 2007.

La vita media residua delle opzioni esistenti al 31 dicembre 2008 è di 3,4 anni (3,2 anni al 31 dicembre 2007).

L'intervallo dei valori dei prezzi di esercizio di queste opzioni è compreso, diviso in intervalli annuali delle assegnazioni, è il seguente:

	Prezzo medio di esercizio €
Assegnazioni 2004	3,99
Assegnazioni 2005	6,20
Assegnazioni 2006	7,66
Assegnazioni 2007	7,74
Assegnazioni 2008	5,69

Il *fair value* medio delle opzioni concesse durante l'esercizio 2008 è di €1,08 (€1,89 nel 2007).

Il *fair value* delle *stock option* è rappresentato dal valore dell'opzione determinato applicando il modello Black-Scholes, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

La volatilità è stata stimata con l'ausilio dei dati forniti da un *provider* di informazioni di mercato, condivisi con un primario istituto di credito, e corrisponde alla stima di volatilità del titolo nel periodo coperto dal piano.

Le ipotesi assunte per la valutazione del *fair value* delle opzioni emesse nel 2008 e 2007 sono le seguenti.

	2008	2007
Dividendi attesi (€)	0,11	0,11
Volatilità attesa (%)	19%	17%
Volatilità storica (%)	23%	15%
Tasso di interesse di mercato	3,50%	4,52%
Vita attesa opzioni (anni)	6,04	5,00
Prezzo di esercizio (€)	**5,69**	**7,74**

Davide Campari-Milano S.p.A. possiede azioni proprie da destinarsi ai piani di *stock option*. La tabella che segue mostra la movimentazione di tali azioni nei periodi considerati.

	Numero azioni proprie		Prezzo di acquisto €	
	2008	2007	2008	2007
Saldo al 1 gennaio	**1.044.454**	**1.350.547**	**7.009.752**	**5.422.370**
Acquisti	896.293	1.580.268	4.510.171	11.132.207
Vendite			(1.886.361)	(9.544.825)
Saldo al 31 dicembre	**1.940.747**	**1.044.454**	**11.519.923**	**7.009.752**
% sul capitale sociale	0,67%	0,36%		

43. Strumenti finanziari - informazioni integrative

Di seguito si espone il valore al quale sono rilevate le singole categorie di attività e passività finanziarie detenute dal Gruppo.

31 dicembre 2008	Finanziamenti e crediti €/000	Passività finanziarie al costo ammortizzato €/000	Derivati di copertura €/000
Disponibilità liquide e mezzi equivalenti	172.558		
Crediti finanziari correnti	4.093		
Altre attività finanziarie non correnti	4.573		
Crediti commerciali	272.096		
Altri crediti	32.447		
Debiti verso banche		(108.340)	
Debiti per *leasing* immobiliare		(13.928)	
Prestito obbligazionario		(221.564)	
Private placement		(104.150)	
Ratei su prestiti obbligazionari		(7.475)	
Altre passività finanziarie		(1.265)	
Debito per *put option*		(26.562)	
Debiti commerciali		(152.145)	
Altri debiti		(40.727)	
Passività non correnti per derivati di copertura			(20.516)
Passività correnti per derivati di copertura			(3.002)
Totale	**485.768**	**(676.157)**	**(23.518)**

31 dicembre 2007	Finanziamenti e crediti €/000	Passività finanziarie al costo ammortizzato €/000	Attività e passività valutate al *fair value* con variazioni a conto economico €/000	Derivati di copertura €/000
Disponibilità liquide e mezzi equivalenti	199.805			
Crediti finanziari correnti	1.175			
Altre attività finanziarie non correnti	104			
Crediti commerciali	279.986			
Altri crediti	37.140			
Debiti verso banche		(116.157)		
Debiti per *leasing* immobiliare		(16.030)		
Prestito obbligazionario		(188.354)		
Private placement		(107.675)		
Ratei su prestiti obbligazionari		(7.253)		
Altre passività finanziarie		(1.355)		
Debiti commerciali		(156.552)		
Altri debiti		(39.436)		
Attività non correnti per derivati di copertura				5.736
Attività correnti per derivati di copertura				1.704
Passività non correnti per derivati di copertura				(56.899)
Passività correnti per derivati di copertura				(2.028)
Passività per derivati non di copertura			(46)	
Totale	**518.210**	**(632.811)**	**(46)**	**(51.487)**

Fair value delle attività e passività finanziarie

Si espone di seguito un raffronto per ogni classe di attività e passività finanziaria, tra il *fair value* della categoria e il corrispondente valore in bilancio.

	valore di bilancio		*fair value*	
	31 dicembre 2008	31 dicembre 2007	31 dicembre 2008	31 dicembre 2007
	€ / 000	€ / 000	€ / 000	€ / 000
Disponibilità liquide e mezzi equivalenti	172.558	199.805	172.558	199.805
Rateo interessi su *swap* su *private placement*		126		126
Attività per altri derivati di copertura		1.577		1.577
Altri crediti finanziari correnti	4.093	1.175	4.093	1.175
Attività per derivato su *private placement*		5.736		5.736
Altre attività finanziarie non correnti	4.573	104	4.573	104
Attività finanziarie	**181.224**	**208.523**	**181.224**	**208.523**
Debiti verso banche	108.340	116.157	108.340	116.157
Debiti per *leasing* immobiliare	13.928	16.030	12.931	16.522
Prestito obbligazionario	221.564	188.354	214.640	178.175
Private placement	104.150	107.675	97.888	107.004
Rateo interessi su prestiti obbligazionari	7.475	9.000	7.475	9.000
Passività per derivato su prestito obbligazionario	20.516	56.899	20.516	56.899
Passività per altri derivati di copertura	3.002	281	3.002	281
Passività per altri derivati non di copertura		46		46
Altri finanziamenti	1.265	1.355	1.265	1.355
Debiti per *put option* e *earn out*	26.562		26.562	
Passività finanziarie	**506.802**	**495.796**	**492.619**	**485.437**
Attività (passività) finanziarie nette	**(325.578)**	**(287.272)**	**(311.395)**	**(276.913)**

Il metodo usato nella determinazione del *fair value* è stato il seguente:

- per le attività e passività finanziarie che sono liquide o hanno una scadenza molto prossima, si suppone che il valore contabile approssimi il valore equo; questa ipotesi si applica anche per i depositi a termine, i titoli a pronto smobilizzo e gli strumenti finanziari a tasso variabile;
- per la valutazione del *fair value* degli strumenti di copertura si è ricorso all'utilizzo di modelli di valutazione utilizzando parametri di mercato;
- il *fair value* dei debiti finanziari non correnti è stato ottenuto mediante l'attualizzazione di tutti i flussi finanziari residui, ai tassi in essere alla fine dell'esercizio.

Per quanto riguarda le poste commerciali e di altri crediti e debiti, il *fair value* è pari al valore contabile; non vengono pertanto esposti nella tabella sottostante.

Attività di copertura

Il Gruppo ha in essere diversi strumenti derivati, a copertura sia del valore equo degli strumenti sottostanti che dei flussi di cassa.

Nella tabella sottostante si espone il *fair value* di questi strumenti derivati, rilevati come attività o passività.

	31 dicembre 2008		31 dicembre 2007	
	Attività	Passività	Attività	Passività
	€ / 000	€ / 000	€ / 000	€ / 000
Derivati a copertura di valore equo				
Interest rate swap su *private placement*			5.736	
Interest rate e *currency swap*				
su prestito obbligazionario		(32.194)		(70.772)
Ratei su *swap private placement*				
e prestito obbligazionario		(1.879)	126	(1.747)
Contratti a termine sui cambi		(98)	419	
	–	**(34.171)**	**6.281**	**(72.519)**
Derivati a copertura di flussi di cassa				
Interest rate swap su prestito obbligazionario		11.678		13.873
Contratti a termine sui cambi				
per operazioni future		(1.025)	1.158	(281)
	–	**10.653**	**1.158**	**13.592**
Derivati non di copertura		**–**		**(46)**
Totale derivati	**–**	**(23.518)**	**7.440**	**(58.972)**

Si segnala che, al 31 dicembre 2007, la Capogruppo e Redfire, Inc. avevano in essere degli strumenti di *interest rate swap* di copertura su prestito obbligazionario e *private placement* negoziati con Lehman Brothers.

A seguito del *default* della banca annunciato nel mese di settembre 2008, il Gruppo ha esercitato la facoltà di *early termination* da detti contratti.

I relativi crediti alla data di *default* sono stati riclassificati tra i crediti finanziari e adeguati al loro presunto valore di realizzo, in base a un valore di recupero stimato del 30%; il credito residuo è esposto tra le attività finanziarie non correnti e ammonta a €4.573 migliaia al 31 dicembre 2008.

Per quanto riguarda gli effetti a conto economico di tale evento, si rimanda al paragrafo 18 - Oneri e proventi finanziari.

Derivati a copertura del fair value

Il Gruppo ha in essere i seguenti contratti, che soddisfano la definizione di strumenti di copertura in base a quanto richiesto dallo IAS 39.

- *Cross currency swap su debito obbligazionario*

Alla data del presente bilancio è in essere un *cross currency swap* sui cambi di complessivi nozionali US$ 300 milioni sul prestito obbligazionario della Capogruppo.

Tale strumento ha le medesime scadenze del debito sottostante.

La valutazione del derivato viene fatta a *fair value* e le relative variazioni sono rilevate a conto economico; avendo stabilito l'efficacia delle operazioni di copertura, l'utile o la perdita sull'elemento coperto attribuibile al rischio coperto rettifica il valore contabile del debito sottostante e viene rilevato anch'esso immediatamente nel conto economico.

La variazione del *fair value* di detti strumenti rilevata a conto economico dell'esercizio 2008 è positiva per €33.550 migliaia.

La perdita registrata sullo strumento coperto è pari a €33.210 migliaia.

Inoltre, al 31 dicembre 2008 il *cross currency swap* della Capogruppo ha un *fair value* negativo di €32.194 migliaia, esposto tra le passività finanziarie non correnti.

- *Copertura di debiti e crediti in valuta*

Campari International S.A.M. al 31 dicembre 2008 ha in essere contratti *forward* su crediti e debiti in valuta diversa dall'Euro esistenti in bilancio a tale data.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con i flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

Il *fair value* dei contratti alla data di bilancio è iscritto tra le passività finanziarie correnti, per €98 migliaia.

Si riepilogano di seguito complessivamente gli utili e le perdite su strumenti di copertura e su strumenti coperti per quanto riguarda le coperture di *fair value* del Gruppo.

	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Utili sullo strumento di copertura	34.041	3.877
Perdite sullo strumento di copertura	(344)	(16.859)
Totale utili (perdite) su strumento di copertura	**33.697**	**(12.982)**
Utili sullo strumento coperto	373	17.502
Perdite sullo strumento coperto	(33.708)	(3.753)
Totale utili (perdite) su strumento coperto	**(33.335)**	**13.749**

- *Derivati a copertura dei flussi finanziari*

Il Gruppo ha in essere i seguenti contratti che consentono una copertura dei propri flussi finanziari.

- *Interest rate swap su debito obbligazionario*

Il Gruppo ha in essere un *interest rate swap*, che comporta il pagamento del tasso fisso del 4,25% su un sottostante di US$ 50 milioni (scadenza 2015) e di 4,37% su un sottostante di US$ 50 milioni (scadenza 2018) a partire dal mese di luglio 2008.

Inoltre, nel mese di dicembre 2008, la società ha stipulato un *interest rate swap* che comporta l'applicazione di un tasso fisso del 4,28% su un sottostante di US$ 25 milioni (scadenza 2018) a partire da luglio 2009.

Avendo la copertura soddisfatto i requisiti di efficacia, è stata iscritta un'apposita riserva di patrimonio netto, per un valore lordo di €19.493 migliaia; tale valore include le variazioni di *fair value* dei contratti derivati accesi con Lehman Brothers, e registrate prima del *default* della banca.

In base a quanto disposto dallo IAS 39, la riserva di *cash flow hedging* relativa a questi contratti si riverserà a conto economico nelle stesse scadenze dei flussi finanziari correlati al debito.

Nell'esercizio, un utile non realizzato di €6.491 migliaia è stato rilevato nella riserva stessa, unitamente al correlato effetto fiscale differito pari a €1.785 migliaia.

Inoltre, un ammontare di €871 migliaia è stato riversato dalla riserva a conto economico (il correlato effetto fiscale, pari a €239 migliaia, è stato riclassificato tra gli utili a nuovo).

Di seguito si riporta uno scadenziario indicante, al 31 dicembre 2008, i periodi in cui i flussi di cassa relativi alla parte coperta del debito sono attesi; si precisa che i flussi riguardano solo gli interessi e non sono stati attualizzati.

31 dicembre 2008	entro l'anno €/000	1-5 anni €/000	oltre 5 anni €/000	totale €/000
Flussi di cassa in uscita	5.543	22.171	22.232	49.946

31 dicembre 2008	entro l'anno €/000	1-5 anni €/000	oltre 5 anni €/000	totale €/000
Flussi di cassa in uscita	3.816	24.754	32.719	61.289

• *Copertura di vendite e acquisti futuri in valuta*

Al 31 dicembre 2008, il Gruppo detiene contratti a termine sui cambi, designati come strumenti di copertura sulle vendite e acquisti futuri attesi in base alle proprie stime di vendita e acquisti 2009, che saranno altamente probabili.

I contratti sono stati negoziati in modo tale da farne coincidere le scadenze con le previsioni dei flussi in entrata e in uscita derivanti dalle vendite e acquisti nelle singole valute.

Le principali valute coperte risultano essere il Dollaro USA, per un importo nominale di US$ 11,6 milioni, lo Yen Giapponese per JPY 1,0 milioni e il dollaro canadese per CAD 3,6 milioni.

La copertura ha soddisfatto i requisiti di efficacia e una perdita non realizzata di €1.045 migliaia è stata sospesa nelle riserve di patrimonio netto al netto delle relative imposte differite.

La manifestazione di tali flussi di cassa avverrà interamente nel 2009.

Di seguito si riportano i movimenti complessivi della riserva di *cash flow hedging* e delle imposte differite ad essa connesse.

31 dicembre 2008	Importo lordo €/000	Effetto fiscale €/000	Importo netto €/000
Saldo iniziale	14.749	(3.876)	10.873
Portato a conto economico nell'esercizio	(1.747)	61	(1.686)
Rilevato a patrimonio nell'esercizio	5.446	(1.858)	3.588
Riclassificato a utili a nuovo		239	239
Importo riserva 31 dicembre 2008	**18.448**	**(5.434)**	**13.014**
Inefficacia rilevata a conto economico	(20)	(1)	(21)

31 dicembre 2007	Importo lordo €/000	Effetto fiscale €/000	Importo netto €/000
Saldo iniziale	4.113	(1.113)	3.000
Rilevato a conto economico nell'esercizio	(939)	66	(873)
Rilevato a patrimonio nell'esercizio	11.575	(3.004)	8.572
Rilevato a patrimonio nell'esercizio per variazione aliquote fiscali		174	174
Importo riserva 31 dicembre 2007	**14.749**	**(3.876)**	**10.873**
Inefficacia rilevata a conto economico	(29)		(29)

44. Natura e entità dei rischi derivanti dagli strumenti finanziari

I principali strumenti finanziari del Gruppo includono conti correnti e depositi a breve, passività finanziarie verso banche a breve e lungo termine, *leasing* finanziari e prestiti obbligazionari.

L'obiettivo è quello di finanziare l'attività operativa del Gruppo.

Oltre a ciò, il Gruppo ha crediti e debiti commerciali derivanti dalla propria attività.

I principali rischi finanziari a cui si espone il Gruppo sono quelli di mercato (valuta e tasso di interesse), di credito e di liquidità; di seguito si espone una descrizione di questi rischi e le modalità di gestione degli stessi.

Per fronteggiare tali rischi, il Gruppo fa ricorso a strumenti derivati, principalmente *interest rate swap, cross currency swap* e contratti *forward* per la copertura dei rischi di tasso di interesse e di cambio.

Rischio di credito

Per quanto riguarda le transazioni commerciali, il Gruppo opera con controparti di dimensioni medie e elevate (grande distribuzione e distributori nazionali e internazionali) in relazione alle quali sono effettuati preventivamente controlli di merito creditizio.

Inoltre, le condizioni commerciali concesse inizialmente sono particolarmente restrittive.

In seguito, ogni società attua una procedura di valutazione e controllo del proprio portafoglio clienti.

Le perdite su crediti storicamente registrate sono molto basse in rapporto al fatturato e non richiedono apposite coperture e/o assicurazioni.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile delle attività finanziarie per crediti commerciali.

Le transazioni finanziarie sono effettuate con primarie istituzioni nazionali e internazionali, il cui *rating* viene monitorato ai fini di limitare il rischio di insolvenza della controparte.

L'importo massimo del rischio alla data del bilancio è pari al valore contabile di queste attività.

Rischio di liquidità

L'elevata capacità di generare cassa tramite le proprie attività operative consente al Gruppo di ridurre al minimo il rischio di liquidità, inteso come difficoltà a reperire fondi per far fronte al regolamento delle proprie passività finanziarie.

La presente tabella riepiloga il profilo per scadenza delle passività finanziarie al 31 dicembre 2008 basato sugli obblighi contrattuali di rimborso, inclusi gli interessi, non attualizzati.

Per quanto riguarda i debiti commerciali e le altre passività, si rimanda alla nota 39 - Debiti verso fornitori e altre passività correnti.

31 dicembre 2008	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti e finanziamenti verso banche		107.454	264	600	142	108.460
Prestito obbligazionario		9.765	9.765	29.295	250.172	298.998
Passività per derivati su prestito obbligazionario		(629)	(1.721)	1.138	48.477	47.265
Private placement		14.904	11.578	91.566	–	118.048
Leasing immobiliare		3.494	3.494	6.530	–	13.518
Altri debiti finanziari		196	196	588	393	1.373
Totale passività finanziarie	**–**	**135.183**	**23.575**	**129.718**	**299.185**	**587.661**

31 dicembre 2007	A vista € / 000	Entro 1 anno € / 000	Da 1 a 2 anni € / 000	Da 3 a 5 anni € / 000	Più di 5 anni € / 000	Totale € / 000
Debiti e finanziamenti verso banche		114.695	925	518	623	116.761
Prestito obbligazionario		9.232	9.232	18.463	254.972	291.899
Passività per derivati su prestito obbligazionario		3.259	1.551	4.207	68.800	77.817
Private placement		14.589	14.086	26.970	75.970	131.615
Leasing immobiliare		3.494	3.494	6.988	3.036	17.012
Altri debiti finanziari		196	196	392	785	1.569
Totale passività finanziarie	**–**	**145.465**	**29.484**	**57.538**	**404.186**	**636.673**
Attività per derivato su *private placement*		(2.178)	(2.768)	(3.048)	(424)	(8.418)
Passività finanziarie al netto delle attività di copertura	**–**	**143.287**	**26.715**	**54.491**	**403.762**	**628.255**

I debiti finanziari del Gruppo, a eccezione dei debiti non correnti che hanno scadenze fisse non prorogabili, sono rappresentati da debiti bancari a breve.

Il Gruppo, tramite la propria liquidità e la forte gestione di cassa derivante dalla propria attività operativa ha sufficienti risorse per potere affrontare gli impegni finanziari nelle scadenze prestabilite.

Inoltre, vi sono linee di credito non utilizzate che possono coprire eventuali aumenti nei fabbisogni di liquidità.

Rischi di mercato

• Rischio di tasso di interesse

Il Gruppo è esposto al rischio di oscillazione dei tassi sulle proprie attività finanziarie, sui debiti e prestiti bancari a breve termine e sui contratti di *leasing* a lungo termine.

Tra le passività finanziarie a lungo termine, alcuni finanziamenti ottenuti da Sella & Mosca S.p.A. e un finanziamento minore della Capogruppo sono regolate a tassi fissi.

Il *private placement* di Redfire, Inc. è anch'esso regolato a tasso fisso.

Il prestito obbligazionario della Capogruppo, originariamente a tasso fisso sul Dollaro USA, è stato riportato, tramite la stipulazione di contratti derivati, a un tasso variabile in Euro; successivamente, parte di tale debito è stato riportato, sempre tramite la stipulazione di contratti derivati, a tasso fisso tramite l'utilizzo di *Interest rate swap* in Euro.

Pertanto, al 31 dicembre 2008 la quota di debito a tasso fisso è pari al 40% circa del totale.

Si segnala che, a seguito del *credit crunch* verificatosi nell'ultimo trimestre 2008, gli *spread* applicati dalle banche ai finanziamenti sono sensibilmente aumentati; il Gruppo rimane esposto a tale rischio per la parte di debito corrente e per eventuali nuovi finanziamenti a lungo termine.

Analisi di sensitività

La seguente tabella mostra gli effetti sul conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di interesse, mantenendo costante tutte le altre variabili.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi dell'andamento degli stessi alla data di bilancio.

Gli effetti sul conto economico sono gli effetti di un intero esercizio nell'ipotesi di variazione dei tassi, calcolati sulle attività finanziarie del Gruppo e sulle passività finanziarie a tasso variabile.

Per quanto riguarda le passività finanziarie a tasso fisso coperte da *interest rate swap*, la variazione dell'attività compensa la variazione del debito sottostante, con effetto praticamente nullo a conto economico. Inoltre sono inclusi gli effetti netto imposte degli effetti di conto economico descritti sopra.

31 dicembre 2008		Conto economico	
	Incremento / decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse € / 000	Diminuzione tassi di interesse € / 000
Euro	+ / – 260 *basis point*	72	–72
Dollaro USA	+ / – 350 *basis point*	863	–863
Altre valute	+/–170 *basis point* su CHFLibor, +/– 410 *basis point* su GBP Libor, +/–230 *basis point* su R$ Libor	440	–440
Effetto totale		1.375	–1.375

31 dicembre 2007		Conto economico	
	Incremento / decremento dei tassi di interesse in punti percentuali	Aumento tassi interesse € / 000	Diminuzione tassi di interesse € / 000
Euro	+ / – 11 *basis point*	–11	11
Dollaro USA	+ / – 168 *basis point*	513	–513
Altre valute	+/–16 *basis point* su CHF Libor, +/– 47 *basis point* su GBP Libor, + /–136 *basis point* su R$ Libor	301	–301
Effetto totale		802	–802

• Rischio di cambio

La crescita dell'attività internazionale del Gruppo ha portato a un aumento delle vendite realizzate sui mercati non appartenenti all'area Euro, che rappresentano il 41,2% delle vendite nette del Gruppo del 2008.

Tuttavia, la presenza di strutture stabili del Gruppo in paesi quali Stati Uniti, Brasile e Svizzera consente una parziale copertura di questo rischio, dato che sia i costi che i ricavi sono denominati nella medesima valuta; inoltre per quanto riguarda gli Stati Uniti, parte dei flussi derivanti dalla gestione caratteristica sono impiegati per ripagare il *private placement* denominato in Dollari USA in essere localmente e acceso per far fronte alle acquisizioni di alcune società.

Pertanto, l'esposizione a operazioni in valuta generata da vendite e acquisti in valute diverse da quelle funzionali rappresenta unicamente il 4% circa delle vendite consolidate nel 2008.

Per quanto riguarda queste operazioni, la *policy* del Gruppo prevede il controllo di tale rischio mediante il ricorso a vendite o acquisti *forward*.

Inoltre, la Capogruppo ha in essere un prestito obbligazionario in valuta USD, il cui rischio di cambio è stato coperto mediante un *cross currency swap*.

Analisi di sensitività

La tabella seguente mostra gli effetti del conto economico del Gruppo alla sensitività di una possibile variazione nei tassi di cambio contro l'Euro, mantenendo costante tutte le altre variabili.

Si precisa che quest'analisi non include l'effetto sul bilancio consolidato della conversione dei bilanci delle controllate denominati in valuta estera a seguito di una possibile variazione dei tassi di cambio.

Un valore negativo nella tabella riflette una potenziale riduzione netta dell'utile e del patrimonio, mentre un valore positivo riflette un potenziale incremento netto.

Le ipotesi assunte in termini di una variazione ragionevolmente possibile dei tassi sono basate su un'analisi delle previsioni attese dalle agenzie di informazioni finanziarie alla data di bilancio.

Gli effetti sul conto economico riguardano la variazione del *fair value* di attività e passività monetarie detenute in valuta diversa dalla valuta funzionale.

Le tipologie di operazioni che rientrano in questa analisi sono le seguenti: il prestito obbligazionario della Capogruppo, denominato in Dollari USA, e le operazioni di acquisto e vendita in valuta diversa dalla valuta funzionale delle società.

Il primo risulta coperto da *cross currency swap*, e le altre operazioni sono coperte da contratti *forward*; di conseguenza in entrambi i casi una variazione dei tassi di cambio comporterebbe una pari variazione del *fair value* della copertura e dell'elemento coperto con effetto nullo a conto economico.

Gli effetti sul patrimonio netto sono dati da variazioni nel *fair value* dell'*interest rate swap* della Capogruppo e dei contratti *forward* su operazioni future, strumenti usati come copertura dei flussi di cassa.

Inoltre, sono inclusi gli effetti al netto delle imposte differite degli impatti di conto economico descritti sopra.

31 dicembre 2008		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000
Dollaro USA	+ / – 13%	–	–	–559	507
Altre valute	+ / – 10%	–	–	–1.294	446
Effetto totale		–	–	–1.853	953

31 dicembre 2008		Conto economico		Patrimonio netto	
	variazione del tasso di cambio in %	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000	Aumento tassi di cambio € / 000	Diminuzione tassi di cambio € / 000
Dollaro USA	+ / – 11%	–	–	–532	664
Altre valute	+ / – 2%	–	–	–106	110
Effetto totale		–	–	–638	774

45. Impegni e rischi

Di seguito sono illustrati i principali impegni e rischi del Gruppo Campari alla data di riferimento del bilancio.

Leasing operativo non annullabile - Gruppo Campari come locatario

La tabella che segue mostra, suddivisi per scadenza, gli importi dovuti dal Gruppo negli esercizi futuri per contratti di *leasing* operativi su beni mobili.

Pagamenti minimi futuri per leasing operativo	31 dicembre 2008 € / 000	31 dicembre 2007 € / 000
Entro un anno	2.225	3.023
Tra uno e cinque anni	3.253	4.439
Oltre cinque anni	–	

L'importo esposto in tabella è riconducile a locazioni di automobili, *computer* e macchine elettroniche diverse; sono esclusi gli affitti di fabbricati e uffici.

Leasing finanziario non annullabile - Gruppo Campari come locatario

L'impegno relativo ai contratti di *leasing* finanziario stipulati dalla Capogruppo nel corso del 2003 (relativo al complesso immobiliare di Novi Ligure) e dalla neo-controllata Sabia S.A, prevedono i seguenti pagamenti minimi futuri; si espone inoltre il raccordo tra questi e il loro valore attuale.

Leasing finanziario	31 dicembre 2008		31 dicembre 2007	
	Pagamenti minimi futuri € / 000	Valore attuale dei pagamenti futuri € / 000	Pagamenti minimi futuri € / 000	Valore attuale dei pagamenti futuri € / 000
Entro un anno	3.703	3.382	3.557	3.171
Tra uno e cinque anni	10.925	10.478	13.523	12.860
Oltre cinque anni	-			
Totale pagamenti minimi	14.627	13.860	17.080	16.030
Oneri finanziari	(767)		(1.049)	
Valore attuale dei pagamenti minimi futuri	**13.860**	**13.860**	**16.030**	**16.030**

Impegni contrattuali in essere per l'acquisto di immobili, impianti e macchinari

Tali impegni ammontano a €17,1 milioni, scadenti entro l'esercizio.

Gli impegni si riferiscono per € 16 milioni circa alla Capogruppo, riferiti al contratto per la costruzione della nuova sede a Sesto San Giovanni e per il nuovo magazzino prodotti finiti a Novi Ligure.

Altri impegni

Gli altri impegni assunti dal Gruppo per acquisti di beni o servizi riguardano principalmente:

- acquisti di materie prime riferibili a vino e uve per la produzione dei vini e spumanti Cinzano; si tratta di contratti pluriennali stipulati direttamente con i conferenti degli stessi, conformemente a quanto previsto dall'accordo dei produttori di Moscato d'Asti;
- impegni contrattuali per acquisto di materiali e servizi pubblicitari;
- impegni contrattuali per l'acquisto di abbigliaggi, merci, materiali di manutenzione e sussidiari, nonché servizi correlati all'attività delle unità produttive;
- impegni per locazioni riferibili a canoni passivi, pari a €4,8 milioni, relativi al contratto di affitto stipulato dalla Capogruppo per l'immobile sito in Via Filippo Turati a Milano, sede di alcune delle società italiane del Gruppo;
- contratti di sponsorizzazione.

Restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività

Il Gruppo ha in essere alcuni finanziamenti, per un importo residuo di €710 migliaia, assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.

L'importo originario di queste garanzie era pari a €5,3 milioni.

Altre garanzie

Il Gruppo ha emesso altre forme di garanzia verso terzi rappresentate da fideiussioni a dogane per accise per €43,7 milioni al 31 dicembre 2008 (€31,8 milioni al 31 dicembre 2007).

46. Informativa su parti correlate

Davide Campari-Milano S.p.A. è controllata da Alicros S.p.A. (con la quale il Gruppo non ha effettuato transazioni), che è a sua volta controllata da Fincorus S.p.A.

Nel corso del 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione del regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e ss. T.U.I.R., per gli esercizi 2007, 2008 e 2009.

Pertanto, i crediti e debiti fiscali per imposte sul reddito delle singole società italiane vengono iscritti verso la controllante della Capogruppo, Fincorus S.p.A.

Al 31 dicembre 2008, il Gruppo espone un credito per consolidato fiscale di Davide Campari-Milano S.p.A verso la controllante Fincorus S.p.A pari a € 1.536 migliaia, e un debito delle società controllate italiane verso la controllante Fincorus S.p.A pari a € 16.464 migliaia.

Nella tabella seguente si espone il saldo netto a debito pari a € 14.928 migliaia.

Inoltre, nel corso del 2008, Fincorus S.p.A., Davide Campari-Milano S.p.A. e le sue controllate italiane, hanno aderito all'opzione per il regime I.V.A. di Gruppo per il triennio 2008-2010 ai sensi dell'articolo 73 comma 3 del D.P.R. 633/72.

Al 31 dicembre 2008, la Capogruppo e le società controllate italiane presentano una situazione debitoria verso Fincorus S.p.A. per €5.552 migliaia.

I rapporti con società collegate e *joint venture* fanno parte dell'ordinaria gestione e sono regolati a condizioni di mercato e cioè alle condizioni che si sarebbero applicate fra due parti indipendenti, o di criteri che consentono il recupero dei costi sostenuti e la remunerazione dei capitali investiti.

Tutte le operazioni poste in essere con parti correlate sono state compiute nell'interesse del Gruppo.

In ossequio a quanto richiesto dalla Comunicazione Consob DEM 6064293 del 28 luglio 2006, la tabella che segue mostra gli ammontari dei rapporti divisi per natura posti in essere con le parti correlate.

31 dicembre 2008	Crediti commerciali € / 000	Debiti commerciali € / 000	Crediti finanziari € / 000	Crediti (debiti) per consolidato fiscale € / 000	Crediti (debiti) per I.V.A. di Gruppo € / 000	Altri € / 000
Fior Brands Ltd .	1.144	–	16	–		–
International Marques V.o.f.	1.483	(252)	–	–		–
M.C.S. S.c.a.r.l.	2.565	(697)	621	–		14
Summa S.L.	–	(63)	–	–		–
Fincorus S.p.A				(14.928)	(5.552)	
	5.192	**(1.012)**	**636**	**(14.928)**	**(5.552)**	**14**
Incidenza % sulla relativa voce di bilancio	2%	1%	16%	28%	11%	0%

31 dicembre 2007	Crediti commerciali € / 000	Debiti commerciali € / 000	Crediti finanziari € / 000	Crediti (debiti) per consolidato fiscale € / 000	Crediti (debiti) per I.V.A. di Gruppo € / 000	Altri € / 000
Fior Brands Ltd.	1.485	(269)	67	–		–
International Marques V.o.f.	1.330	(358)	–	–		–
M.C.S. S.c.a.r.l.	2.340	(769)	756	–		14
Summa S.L.	3.397	(1.865)	–	–		–
Fincorus S.p.A.	–	–	–	(17.107)	–	–
	8.553	**(3.262)**	**823**	**(17.107)**	**–**	**14**
Incidenza % sulla relativa voce di bilancio	3%	2%	29%	36%	–	0%

31 dicembre 2008	Vendita merci € / 000	Contributi promozionali € / 000	Altri proventi e oneri € / 000	Proventi finanziari € / 000	Risultati delle *joint venture* € / 000
Fior Brands Ltd.	–	–	232	–	–
International Marques V.o.f.	3.813	(1.636)	46	–	65
M.C.S. S.c.a.r.l.	8.370	(1.516)	36	19	177
Summa S.L.	740	(918)	(1.585)	–	(12)
	12.922	**(4.070)**	**(1.270)**	**19**	**230**

31 dicembre 2007	Vendita merci €/000	Contributi promozionali €/000	Altri proventi e oneri €/000	Proventi finanziari €/000	Risultati delle *joint venture* €/000
Fior Brands Ltd.	1.609	(1.028)	(252)	90	(614)
International Marques V.o.f.	3.675	(1.806)	14	–	107
M.C.S. S.c.a.r.l.	7.167	(2.367)	49	38	200
Summa S.L.	7.076	(4.067)	24	–	3
	19.527	**(9.268)**	**(165)**	**128**	**(303)**

I finanziamenti in essere riguardano un finanziamento a MCS S.c.a.r.l. di €621 migliaia al 31 dicembre 2008 erogati da Campari Finance Belgium S.A.
Questo finanziamento genera interessi ad un tasso variabile Euribor 3 mesi + 25 *basis point*.

Le retribuzioni degli amministratori della Capogruppo, qualificati come dirigenti del Gruppo a responsabilità strategica, sono state le seguenti:

	31 dicembre 2008 €/000	31 dicembre 2007 €/000
Benefici a breve termine	4.032	5.647
Benefici a contribuzione definita	42	39
Stock option	1.026	823
	5.100	**6.509**

47. Dipendenti

Le tabelle che seguono mostrano il numero medio dei dipendenti in forza al Gruppo, suddiviso, rispettivamente, per settore di attività, categoria e area geografica.

per area	31 dicembre 2008	31 dicembre 2007
Produzione	673	686
Vendita e distribuzione	654	593
Generale	319	310
Totale	**1.646**	**1.589**

per categoria	31 dicembre 2008	31 dicembre 2007
Dirigenti	109	96
Impiegati	974	918
Operai	564	575
Totale	**1.646**	**1.589**

per area geografica	31 dicembre 2008	31 dicembre 2007
Italia	837	859
Estero	809	730
Totale	**1.646**	**1.589**

48. Eventi successivi alla chiusura dell'esercizio

Acquisizione di Odessa

Il 13 marzo 2009 il Gruppo Campari ha acquisito il 99,25% del capitale della società ucraina CJSC 'Odessa Plant of Sparkling Wines'.

Si rinvia per maggiori informazioni al relativo paragrafo dei commenti degli amministratori.

Milano, 18 marzo 2009

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Attestazione del Bilancio consolidato ai sensi dell'articolo 81-*ter* del Regolamento Consob n. 11971 del 14 maggio 1999 e successive modifiche e integrazioni

1. I sottoscritti Robert Kunze-Concewitz, Stefano Saccardi, in qualità di Amministratori Delegati di Davide Campari-Milano S.p.A., e Paolo Marchesini, in qualità di Amministratore Delegato e Dirigente preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., attestano, tenuto anche conto di quanto previsto dall'art. 154-*bis*, commi 3 e 4, del decreto legislativo 24 febbraio 1998, n. 58:

- l'adeguatezza in relazione alle caratteristiche dell'impresa e
- l'effettiva applicazione,

delle procedure amministrative e contabili per la formazione del bilancio consolidato, nel corso dell'esercizio 2008.

2. Si attesta, inoltre, che il bilancio consolidato al 31 dicembre 2008:

a) corrisponde alle risultanze dei libri e delle scritture contabili;

b) è redatto in conformità agli International Financial Reporting Standards adottati dalla Commissione Europea secondo la procedura di cui all'articolo 6 del Regolamento (CE) 1606/02 del Parlamento Europeo e del Consiglio del 19 luglio 2002 e, a quanto consta, è idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

Milano, 18 marzo 2009

Amministratore Delegato

Robert Kunze-Concewitz

Amministratore Delegato
Stefano Saccardi

Amministratore Delegato
e Dirigente preposto alla redazione
dei documenti contabili societari

Paolo Marchesini

WWW.CAMPARIGROUP.COM

Bilancio consolidato al 31 dicembre 2008 Consolidated financial statements 2008

GRUPPO
CAMPARI

Campari acquisisce Wild Turkey,
il primo *premium brand* di Kentucky *bourbon whiskey* a livello mondiale

La più grande acquisizione nella storia di Campari rafforza ulteriormente il posizionamento del Gruppo nel mercato dei *premium spirit* negli Stati Uniti e nei mercati internazionali

SOMMARIO

- **Acquisizione di Wild Turkey, il primo *premium brand* di Kentucky *bourbon* a livello mondiale**
- **La più grande acquisizione nella storia del Gruppo Campari**
- **Opportunità unica di ingresso nell'importante categoria in crescita del *bourbon whiskey***
- ***Brand* di qualità elevata e con forte potenzialità di crescita**
- **Significativo aumento della massa critica e ampliamento del portafoglio nel mercato americano, caratterizzato da elevata redditività**
- **Creati i presupposti per la creazione di una piattaforma distributiva nell'importante mercato australiano**
- **Prezzo dell'acquisizione pari a US$ 575 milioni (€ 433 milioni al tasso di cambio corrente)**

Milano, 8 aprile 2009 - Il Gruppo Campari ha annunciato di avere **siglato un accordo per l'acquisizione di Wild Turkey** da Pernod Ricard, siglando **la più grande acquisizione nella storia di Campari** e rafforzando la sua posizione **di *leader* nel mercato dei *premium spirit* negli Stati Uniti e nei mercati internazionali**.

Il business acquisito include i *brand* **Wild Turkey** e **American Honey**, la **distilleria in Kentucky**, Stati Uniti, e le **scorte di liquido invecchiato e prodotti finiti**.

Il **prezzo totale dell'acquisizione è US$ 575 milioni** (€ 433 milioni al tasso di cambio corrente), che corrisponde a **9,7 volte il margine di contribuzione** (ovvero il margine lordo dopo le spese per pubblicità e promozioni) e **12 volte il EBITDA atteso nei primi dodici mesi dopo il *closing* dell'operazione**. Il *closing* dell'operazione, soggetta ad approvazione delle autorità *antitrust*, è previsto entro il 30 giugno 2009 e il corrispettivo sarà pagato in contanti.

A seguito di questa acquisizione **il *business* internazionale del Gruppo inciderà per quasi due terzi delle vendite.**

Bob Kunze-Concewitz, *Chief Executive Officer*: "Con Wild Turkey aggiungiamo **un *brand* di rilevanza strategica al nostro portafoglio** e **rafforziamo ulteriormente la nostra offerta di *premium spirit***. Questa acquisizione segna un ulteriore rilevante **passo avanti nella creazione di un *player leader* a livello globale nel settore *spirit***. E' un'opportunità unica di **entrare nella categoria chiave del *bourbon whiskey*** e di **sfruttare il suo potenziale di crescita attraverso un *brand leader* a livello mondiale**. L'operazione dimostra la **nostra determinazione**, in linea con la nostra strategia, **di continuare a crescere nel mercato *spirit* negli Stati Uniti, caratterizzato da elevata redditività**. Inoltre, espandiamo la nostra presenza **in importanti mercati internazionali**, come **l'Australia**, dove l'acquisizione crea i presupposti per la creazione di una nostra piattaforma distributiva, e il **Giappone**."

Questa transazione è la **quarta acquisizione conclusa da Campari negli Stati Uniti**, dopo SKYY Vodka (2002), Cabo Wabo (2007) e X-Rated (2007). Con Wild Turkey, l'**importo totale investito da Campari in acquisizioni negli Stati Uniti sarà USD 1.1 miliardi** (€ 0.9 miliardi). Questo testimonia, oltre all'approccio di lungo periodo della società, la **solidità**, la **fortissima generazione di cassa** e la **forte struttura patrimoniale** del Gruppo.

Wild Turkey è un *brand* globale, con **un volume totale di oltre 800.000 casse da nove litri** vendute in oltre 60 mercati. **Gli Stati Uniti rappresentano il mercato più importante**, generando circa la metà delle vendite del *brand*; **Australia** e **Giappone** sono, rispettivamente, il secondo e il terzo mercato. Il *brand* **gode di un *trend* di continua crescita nella sua categoria nei principali mercati geografici**. *L'American straight whiskey* è una **categoria dinamica di *spirit***, con i segmenti ***premium e super premium*** **che trainano** la crescita negli Stati Uniti e nei mercati internazionali.

Inoltre, l'acquisizione include **American Honey**, un liquore a base di *bourbon* e miele, **un lancio di successo nella categoria *premium* dei *cordial* negli Stati Uniti e una importante opportunità di crescita.**

Wild Turkey ha un'immagine di *brand* unico, costruita sui valori di **autenticità**, **gusto e aroma distintivi** e un posizionamento di *brand* **genuino e senza compromessi**. Grazie a queste caratteristiche il *brand* **si posiziona nel *segmento premium*** **a livello mondiale**. Wild Turkey ha tutte le qualità - **autenticità, posizionamento *premium*, storia - per sfruttare con successo le potenzialità di crescita della sua categoria e del mercato**.

La transazione sarà finanziata attraverso **linee di credito sottoscritte da quattro importanti banche**: **Bank of America, BNP Paribas, Calyon e Intesa San Paolo**. Consulenti legali sono **Morrison & Foerster** per la transazione ed **Allen & Overy** per il finanziamento.

* * *

CONFERENCE CALL

Si informa che alle **ore 15:00 (CET) di oggi, mercoledì 8 aprile 2009**, si terrà una *conference call* durante la quale il *management* di Campari presenterà l'acquisizione ad analisti, investitori e giornalisti. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785163 (numero verde)**
- **dall'estero: +44 208 996 3900**

Codice di accesso: 677591#

Le ***slide*** **della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com**.
Una **registrazione della *conference call*** sarà disponibile a partire da giovedì 9 aprile 2009 a giovedì 16 aprile 2009 chiamando il **numero +44 20 713 69233** (codice di accesso: **89939252#**).

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari e SKYY Vodka e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

RECEIVED
2009 JUN 24 A

GRUPPO CAMPARI

Campari acquires Wild Turkey, world's number 1 premium Kentucky bourbon whiskey

Group's largest-ever buy boosts strong position in US and international premium spirits markets

HIGHLIGHTS

- **Acquisition of Wild Turkey, the number 1 premium Kentucky straight bourbon whiskey**
- **Campari's largest acquisition to date**
- **A unique opportunity to enter the attractive and growing bourbon whiskey category**
- **High quality brand franchise with strong upside potential**
- **Significantly strengthens critical mass and portfolio appeal in highly profitable US market**
- **Provides foundation for establishing distribution platform in attractive Australian market**
- **Purchase price of US$ 575 million (or € 433 million at current exchange rate)**

Milan, 8 April 2009 - Gruppo Campari announces it has signed **an agreement to acquire Wild Turkey** from Pernod Ricard, marking the **largest acquisition in Campari's history** and cementing its position as a **leading company in the US and international premium spirits markets**.

The acquired business includes the **Wild Turkey brands**, **American Honey** liqueur, **distillery facilities in Kentucky**, USA, and **aged liquid and finished product inventory.**

The total **purchase price for the acquisition is US$ 575 million** (or € 433 million at current exchange rate), corresponding to **9.7 times the historic CAAP (Contribution after Advertising and Promotion expenses) and 12 times the expected EBITDA in the first 12 months following the deal's closing**. The transaction, subject to antitrust approvals, is expected to close prior to June 30, 2009 and the consideration will be paid for in cash.

Following this acquisition, the **weight of the Group's business** outside Italy is expected **to increase to almost two-thirds of its sales**.

Bob Kunze-Concewitz, Chief Executive Officer: "With Wild Turkey Campari adds a **brand of strategic relevance** to its portfolio and **further enhances its premium offering**. This acquisition is another **key step in the building of a leading player in the global spirits industry**. It is a unique opportunity to **enter the attractive bourbon whiskey category** and **exploit its growth potential** through a **global and leading brand**. The transaction demonstrates **our commitment**, in line with our strategy, of **continuing growth in the profitable US spirits market.** In addition, Campari expands its presence in **key international markets** such as **Australia**, where the acquisition provides the foundation for establishing its own distribution platform, and **Japan**."

This deal is the **fourth acquisition concluded by Campari in the USA**, after SKYY Vodka (2002), Cabo Wabo (2007) and X-Rated (2007). With Wild Turkey, the **total investment by Campari in US acquisitions amounts to USD 1.1 billion** (€ 0.9 billion). Together with the **Company's long term approach to business**, this underlines its **solidity**, **extremely robust cash flow generation** as well as a **strong capital structure**.

Wild Turkey is a global brand with a **total volume above 800,000 nine-liter cases** sold in over 60 markets. The **US is the brand's largest market**, accounting for almost one-half of the brand's sales; **Australia** and **Japan** are respectively its second and third largest markets. The brand enjoys a **successful track record of continuous growth in its category in key geographic markets**. The

American straight whiskey is a **dynamic spirits category**, with a **premium and super premium offering driving the growth** in the US as well as in the international markets.

In addition, the acquisition brings Wild Turkey **American Honey**, a honey and bourbon based liqueur, a **successful new entry into the premium US cordial category** and a **substantial growth opportunity**.

Wild Turkey has a unique brand image built around values of **authenticity, distinctive flavour and taste,** and **genuine and uncompromising brand positioning**. These characteristics enable it to be **positioned in the premium segment globally**. Wild Turkey has all the attributes - **authenticity, premiumness, heritage** - to **successfully exploit its category and market growth potential**.

The transaction will be financed through **credit facilities underwritten by four major banks**: **Bank of America, BNP Paribas, Calyon** and **Intesa San Paolo**. Legal advisors are **Morrison & Foerster** on the transaction and **Allen & Overy** on the funding.

* * *

CONFERENCE CALL

Please note that at **3:00 PM (CET) today, Wednesday 8 April 2009**, Campari's management will hold a conference call to present the acquisition to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 800 785163 (toll free number)**
- **from abroad: +44 208 996 3900**

Access code: 677591#

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from **Thursday 9 April** until **Thursday 16 April 2009**. To hear it, please call **+44 20 713 69233 (access code: 89939252#)**.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari and SKYY Vodka, stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

GRUPPO CAMPARI

COMUNICATO STAMPA

ASSEMBLEA DI DAVIDE CAMPARI-MILANO S.p.A.

Approvato il bilancio 2008

Deliberata la distribuzione di un dividendo di € 0,11 per azione

Milano, 30 aprile 2009 - L'assemblea degli Azionisti di Davide Campari-Milano S.p.A. ha **approvato oggi il bilancio relativo all'esercizio 2008**.

L'assemblea ha **deliberato la distribuzione di un dividendo di € 0,11 per azione** (invariato rispetto allo scorso anno). Il dividendo sarà messo in pagamento a partire dal 21 maggio 2009, con esclusione delle azioni proprie in portafoglio, previo stacco cedola numero 5 il 18 maggio 2009.

RISULTATI CONSOLIDATI DEL 2008

Nel 2008 le **vendite del Gruppo** sono state pari a **€ 942,3 milioni** (-1,6%; **+2,7% crescita organica**, **-1,6% effetto cambi** e **-2,7% effetto perimetro**, quest'ultimo dovuto alle annunciate variazioni nel portafoglio prodotti negli Stati Uniti).

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni è stato di **€ 341,2 milioni** (- 0,1%; **+2,8% crescita organica**), pari al 36,2% delle vendite.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato di **€ 218,3 milioni** (-2,1%; **+2,2% crescita organica**), pari al 23,2% delle vendite.

L'EBITDA è stato pari a € 214,7 milioni (-2,5%; -0,4% a cambi costanti)

L'**EBIT prima di oneri e proventi non ricorrenti** è stato di **€ 199,0 milioni** (-2,1%; -0,1% a cambi costanti; **+2,4% crescita organica**), pari al 21,1% delle vendite.

L'EBIT è stato di € 195,4 milioni (- 2,6%; -0,4% a cambi costanti).

L'utile prima delle imposte e degli interessi di minoranza è stato di € 172,4 milioni (-5,9%; -3,9% a cambi costanti).

L'**utile netto del Gruppo** è stato di **€ 126,5 milioni**, in **crescita del +3,1% a cambi costanti** e del +1,1% a cambi effettivi.

Al 31 dicembre 2008 l'**indebitamento finanziario netto** è pari a **€ 326,2 milioni** (€ 288,1 milioni al 31 dicembre 2007) dopo accantonamenti per potenziali *put option* ed *earn out* su minoranze per € 26,6 milioni. Escludendo tali accantonamenti il debito è pari a € 299,7 milioni (€ 288,1 milioni al 31 dicembre 2007).

Tra gli eventi successivi alla chiusura del 2008, si segnala che il 8 aprile 2009 il Gruppo Campari ha annunciato di avere siglato un accordo per **l'acquisizione di Wild Turkey, il primo *premium brand* di Kentucky *bourbon* a livello mondiale** da Pernod Ricard, siglando la più grande acquisizione nella storia di Campari e rafforzando la sua posizione tra i *leader* nel mercato dei *premium spirit* negli Stati Uniti e nei mercati internazionali.

Il prezzo totale dell'acquisizione è **US$ 575 milioni** (€ 433 milioni al tasso di cambio alla data dell'acquisizione). Il *closing* dell'operazione, soggetta ad approvazione delle autorità *antitrust*, è previsto entro il 30 giugno 2009 e il corrispettivo sarà pagato in contanti. Una più ampia descrizione dell'operazione è stata fornita in occasione dell'annuncio dell'acquisizione il 8 aprile 2009.

ALTRE DELIBERE

Azioni proprie. L'assemblea ha deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione concerne l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della società, non superino il 10% del capitale sociale. A oggi, la percentuale sul capitale sociale di azioni proprie detenute dalla società è prossima a zero. L'autorizzazione è valida sino al 30 giugno 2010. Il corrispettivo unitario per l'acquisito e/o l'alienazione non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di borsa precedenti ogni singola operazione di acquisto.

Stock option. L'assemblea ha approvato il piano di *stock option* ai sensi dell'articolo 114-*bis* TUF, predisposto in conformità al Regolamento per l'attribuzione di *stock option* approvato dal Consiglio di Amministrazione del 18 marzo 2009, in sostituzione del precedente Piano-quadro del 2 maggio 2001. Nei termini di legge si provvederà alla pubblicazione del relativo Documento informativo ai sensi dell'articolo 84-*bis* del Regolamento Emittenti.

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2 comma, TUF (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari e SKYY Vodka e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 dicembre 2008		1 gennaio - 31 dicembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Italia	387,3	41,1%	393,2	41,1%	-1,5%
Europa	212,9	22,6%	197,6	20,6%	7,8%
Americhe	296,5	31,5%	322,9	33,7%	-8,2%
Resto del mondo e *duty free*	45,6	4,8%	43,8	4,6%	4,0%
Totale	**942,3**	**100,0%**	**957,5**	**100,0%**	**-1,6%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	-1,5%	-1,5%	0,0%	0,0%
Europa	7,8%	8,3%	0,0%	-0,5%
Americhe	-8,2%	4,1%	-8,0%	-4,3%
Resto del mondo e duty free	4,0%	5,1%	0,4%	-1,5%
Totale	**-1,6%**	**2,7%**	**-2,7%**	**-1,6%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 dicembre 2008		1 gennaio - 31 dicembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	663,9	70,5%	687,1	71,8%	-3,4%
Wine	157,6	16,7%	151,3	15,8%	4,1%
Soft drink	103,0	10,9%	102,4	10,7%	0,6%
Altri ricavi	17,8	1,9%	16,7	1,7%	6,6%
Totale	**942,3**	**100,0%**	**957,5**	**100,0%**	**-1,6%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	-3,4%	2,4%	-3,8%	-2,0%
Wine	4,1%	4,4%	0,3%	-0,6%
Soft drink	0,6%	0,6%	0,0%	0,0%
Altre vendite	6,6%	14,2%	0,0%	-7,6%
Totale	**-1,6%**	**2,7%**	**-2,7%**	**-1,6%**

Scomposizione del margine di contribuzione per segmento di attività

Margine di contribuzione	2008		2007		2008/2007
	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	266,5	78,1%	269,7	79,0%	-1,2%
Wine	32,8	9,6%	30,4	8,9%	8,0%
Soft drink	38,4	11,3%	38,5	11,3%	-0,1%
Altro	3,5	1,0%	2,9	0,9%	20,2%
Totale	**341,2**	**100,0%**	**341,5**	**100,0%**	**-0,1%**

Analisi della variazione %	Variazione % totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	-1,2%	2,3%	-1,6%	-1,9%
Wine	8,0%	9,2%	0,6%	-1,8%
Soft drink	-0,1%	-0,1%	-	-
Altro	20,2%	34,8%	-	-14,6%
Totale	**-0,1%**	**2,8%**	**-1,2%**	**-1,8%**

GRUPPO CAMPARI

Conto economico consolidato

	1 gennaio - 31 dicembre 2008		1 gennaio - 31 dicembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**942,3**	**100,0%**	**957,5**	**100,0%**	**-1,6%**
Costo del venduto [2]	(428,2)	-45,4%	(441,4)	-46,1%	-3,0%
Margine lordo, dopo i costi di distribuzione	**514,1**	**54,6%**	**516,2**	**53,9%**	**-0,4%**
Pubblicità e promozioni	(172,9)	-18,3%	(174,6)	-18,2%	-1,0%
Margine di contribuzione	**341,2**	**36,2%**	**341,5**	**35,7%**	**-0,1%**
Costi di struttura [3]	(142,2)	-15,1%	(138,1)	-14,4%	3,0%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**199,0**	**21,1%**	**203,4**	**21,2%**	**-2,1%**
Altri proventi (oneri) non ricorrenti	(3,6)	-0,4%	(2,8)	-0,3%	-
Risultato operativo = EBIT	**195,4**	**20,7%**	**200,6**	**20,9%**	**-2,6%**
Proventi (oneri) finanziari netti	(22,2)	-2,4%	(17,0)	-1,8%	30,7%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,2	0,0%	(0,3)	0,0%	-175,8%
Oneri per *put option*	(1,0)	-0,1%	0,0	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**172,4**	**18,3%**	**183,3**	**19,1%**	**-5,9%**
Imposte	(45,7)	-4,8%	(58,1)	-6,1%	-21,4%
Utile netto	**126,7**	**13,5%**	**125,2**	**13,1%**	**1,2%**
Interessi di minoranza	(0,2)	-0,0%	(0,0)	0,0%	-
Utile del Gruppo	**126,5**	**13,4%**	**125,2**	**13,1%**	**1,1%**
Totale ammortamenti	(19,3)	-2,0%	(19,5)	-2,0%	-1,3%
EBITDA prima di oneri e proventi non ricorrenti	**218,3**	**23,2%**	**223,0**	**23,3%**	**-2,1%**
EBITDA	**214,7**	**22,8%**	**220,1**	**23,0%**	**-2,5%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di distribuzione.
(3) Include spese generali e amministrative e costi di vendita.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	31 dicembre2008 € milioni	31 dicembre 2007 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	176,5	155,4
Attività biologiche	18,0	15,9
Investimenti immobiliari	0,7	4,0
Avviamento e marchi	920,3	812,2
Attività immateriali a vita definita	5,1	5,1
Partecipazioni in società collegate e *joint venture*	1,1	0,6
Imposte anticipate	14,4	15,9
Altre attività non correnti	7,5	10,0
Totale attività non correnti	**1.143,5**	**1.019,1**
Attività correnti		
Rimanenze	165,7	166,9
Crediti commerciali	272,1	280,0
Crediti finanziari	4,1	2,9
Disponibilità liquide e mezzi equivalenti	172,6	199,8
Altri crediti	32,4	37,1
Totale attività correnti	**646,9**	**686,7**
Attività non correnti destinate alla vendita	12,7	2,5
Totale attività	**1.803,1**	**1.708,3**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	923,8	847,6
Patrimonio netto di pertinenza della Capogruppo	952,9	876,6
Patrimonio netto di pertinenza di terzi	2,1	1,9
Totale patrimonio netto	**955,0**	**878,6**
Passività non correnti		
Prestiti obbligazionari	316,9	287,7
Altre passività finanziarie non correnti	56,7	72,6
Trattamento di fine rapporto e altri fondi relativi al personale	10,7	11,7
Fondi per rischi e oneri futuri	9,0	11,0
Imposte differite	69,5	60,7
Totale passività non correnti	**462,7**	**443,6**
Passività correnti		
Debiti verso banche	107,5	114,4
Altri debiti finanziari	25,8	21,2
Debiti verso fornitori	152,1	156,6
Debiti per imposte	59,3	54,6
Altre passività correnti	40,7	39,4
Totale passività correnti	**385,4**	**386,1**
Totale passività e patrimonio netto	**1.803,1**	**1.708,3**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31dicembre 2008 € milioni	31dicembre 2007 € milioni
Utile operativo	195,4	200,6
Ammortamenti	19,3	19,5
Variazioni che non determinano movimenti di cassa	(10,8)	(1,4)
Variazione di attività e passività non finanziarie	6,6	20,0
Imposte pagate	(38,2)	(39,5)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**172,4**	**199,2**
Variazione capitale circolante netto operativo	(0,9)	(29,3)
Flusso di cassa generato dalle attività operative	**171,5**	**169,9**
Interessi netti pagati	(15,9)	(15,7)
Flusso di cassa assorbito da investimenti	**(32,6)**	**(28,9)**
Free cash flow	**123,0**	**125,3**
Acquisizioni	(86,6)	(29,3)
Altre variazioni	(5,9)	3,0
Dividendo pagato dalla Capogruppo	(31,8)	(29,0)
Flusso di cassa assorbito da altre attività	**(124,3)**	**(55,4)**
Altre differenze cambio e altre variazioni	(10,3)	21,5
Variazione delle posizione finanziaria relativa alle attività d'esercizio	**(11,6)**	**91,4**
Debiti per esercizio *put option* e pagamento *earn out*	(26,6)	
Variazione delle posizione finanziaria netta	**(38,1)**	**91,4**
Posizione finanziaria relativa alle attività d'esercizio, di inizio periodo	**(288,1)**	**(379,5)**
Posizione finanziaria relativa alle attività d'esercizio, di fine periodo	**(326,2)**	**(288,1)**

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo

	1 gennaio - 31 dicembre 2008 € milioni	1 gennaio - 31 dicembre 2007 € milioni
Vendite nette	**310,3**	**310,8**
Costo del venduto	(250,6)	(249,4)
Margine lordo	**59,7**	**61,4**
Pubblicità e promozioni	(5,8)	(4,9)
Margine di contribuzione	**53,8**	**56,5**
Costi di struttura	(20,1)	(28,8)
Di cui proventi ed oneri non ricorrenti	9,9	(1,2)
Risultato operativo	**33,8**	**27,7**
Dividendi da imprese controllate	32,0	30,1
Proventi (oneri) finanziari netti	(31,5)	(27,9)
Utile prima delle imposte	**34,3**	**30,0**
Imposte	(0,8)	(2,5)
Utile netto	**33,5**	**27,5**

Stato Patrimoniale della Capogruppo

	31 dicembre 2008 € milioni	31 dicembre 2007 € milioni
Totale attività non correnti	1.106,1	1.173,6
Totale attività correnti	199,8	194,6
Totale attività	**1.318,0**	**1.370,1**
Totale patrimonio netto	548,5	543,7
Totale passività non correnti	305,7	304,2
Totale passività correnti	463,9	522,2
Totale passività e patrimonio netto	**1.318,0**	**1.370,1**

Rendiconto finanziario della Capogruppo

	31 dicembre 2008 € milioni	31 dicembre 2007 € milioni
Flusso monetario generato dall'attività operativa	43,0	31,1
Flusso monetario impiegato in attività di investimento	99,1	(61,3)
Flusso monetario generato (impiegato) da attività di finanziamento	(134,8)	28,9
Aumento (diminuzione) delle disponibilità liquide	7,2	(1,4)
Disponibilità liquide all'inizio dell'esercizio	**6,9**	**8,2**
Disponibilità liquide alla fine dell'esercizio	**14,1**	**6,9**

GRUPPO
CAMPARI

PRESS RELEASE

SHAREHOLDERS' MEETING OF DAVIDE CAMPARI-MILANO S.p.A.

2008 results approved

Dividend of € 0.11 per share approved

Milan, 30 April 2009 2008 accounts were approved at the annual shareholders' meeting of Davide Campari-Milano S.p.A. held today.

The shareholders' meeting **approved a dividend of € 0.11 per share** (unchanged from the previous year). The dividend will be paid on 21 May 2009 (coupon no. 5 to be detached on 18 May 2009) except on own shares.

CONSOLIDATED RESULTS FOR 2008

In 2008, Group sales totalled **€ 942.3 million** (-1.6%, **+2.7% organic growth**, **-1.6% exchange rate effect** and **-2.7% perimeter effect,** the latter due to the announced changes in the US portfolio).

Contribution after A&P (gross margin after distribution costs and A&P) was **€ 341.2 million** (-0.1%; **+2.8% organic growth**), or 36.2% of sales.

EBITDA before one-offs was **€ 218.3 million** (-2.1%; **+2.2% organic growth**), or 23.2% of sales.

EBITDA was € 214.7 million (-2.5%; -0.4% at constant exchange rates).

EBIT before one-offs was **€ 199.0 million**(-2.1%; -0.1% at constant exchange rates, **+2.4% organic growth**), or 21.1% of sales.

EBIT was € 195.4 million (-2.6%; -0.4% at constant exchange rates).

Profit before tax and minority interests was € 172.4 million (-5.9%; -3.9% at constant exchange rates).

The Group net profit rose to **€ 126.5 million**, an **increase of 3.1% at constant exchange rates** and +1.1% at actual exchange rates.

As of 31 December 2008 **net financial debt** stood at **€ 326.2 million** (€ 288.1 million as of 31 December 2007) after provisions for potential put options and earn outs on minority stakes for € 26.6 million. Before provisions net financial debt was € 299.7 million (€ 288.1 million as of 31 December 2007).

With regards to events taking place after the end of 2008, it is worth mentioning that on 8 April 2009, the Group **announced that it signed an agreement to acquire Wild Turkey, the number 1 premium Kentucky straight bourbon whiskey,** from Pernod Ricard. This marks the largest acquisition in Campari's history and strengthens its position as a leading company in the US and international premium spirits markets.

The total purchase price for the acquisition is **US$ 575 million** (or € 433 million at the exchange rate on the acquisition's date). The transaction, subject to antitrust approvals, is expected to close prior to June 30, 2009 and the consideration will be paid for in cash. A more detailed disclosure of the acquisition was released following the announcement of the deal on 8 April 2009.

OTHER RESOLUTIONS

Own shares. The shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation concerns the purchase and/or sale of own shares, mainly to be used to service the stock option plans. The authorisation concerns the purchase and/or sale of shares, which, including existing own shares, shall not exceed a maximum of 10% of the share capital. The authorisation will remain valid until 30 June 2010. The unit price for the purchase and/or sale of own shares will not differ by more than 25% (whether higher or lower) from the weighted average closing price in the three stock market trading sessions prior to each transaction.

Stock options. The shareholders' meeting has approved the stock option plan pursuant to Art. 114-bis of the Consolidated Law on Financial Intermediation. The plan has been prepared in accordance with the stock option master plan approved by the Board of Directors of 18 March 2009 in replacement of the previous master plan of 2 May 2001. The company will disclose an information document regarding the issuance of stock options pursuant to the applicable law (Art. 84-bis, Consob Regulation no. 11971/99).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari and SKYY Vodka, stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 31 December 2008		1 January - 31 December 2007		Change
	€ million	%	€ million	%	%
Italy	387.3	41.1%	393.2	41.1%	-1.5%
Europe	212.9	22.6%	197.6	20.6%	7.8%
Americas	296.5	31.5%	322.9	33.7%	-8.2%
Rest of the world and duty free	45.6	4.8%	43.8	4.6%	4.0%
Total	**942.3**	**100.0%**	**957.5**	**100.0%**	**-1.6%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Italy	-1.5%	-1.5%	0.0%	0.0%
Europe	7.8%	8.3%	0.0%	-0.5%
Americas	-8.2%	4.1%	-8.0%	-4.3%
Rest of the world and duty free	4.0%	5.1%	0.4%	-1.5%
Total	**-1.6%**	**2.7%**	**-2.7%**	**-1.6%**

Consolidated net revenues by segment

	1 January - 31 December 2008		1 January - 31 December 2007		Change
	€ million	%	€ million	%	%
Spirits	663.9	70.5%	687.1	71.8%	-3.4%
Wines	157.6	16.7%	151.3	15.8%	4.1%
Soft drinks	103.0	10.9%	102.4	10.7%	0.6%
Other revenues	17.8	1.9%	16.7	1.7%	6.6%
Total	**942.3**	**100.0%**	**957.5**	**100.0%**	**-1.6%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	-3.4%	2.4%	-3.8%	-2.0%
Wines	4.1%	4.4%	0.3%	-0.6%
Soft drinks	0.6%	0.6%	0.0%	0.0%
Other revenues	6.6%	14.2%	0.0%	-7.6%
Total	**-1.6%**	**2.7%**	**-2.7%**	**-1.6%**

Contribution after A&P by segment

Contribution after A&P	2008		2007		Change
	€ million	%	%	%	%
Spirits	266.5	78.1%	269.7	79.0%	-1.2%
Wines	32.8	9.6%	30.4	8.9%	8.0%
Soft drinks	38.4	11.3%	38.5	11.3%	-0.1%
Other	3.5	1.0%	2.9	0.9%	20.2%
Total	**341.2**	**100.0%**	**341.5**	**100.0%**	**-0.1%**

Breakdown of % change	Total % change	Organic growth	External growth	Exchange rate effect
Spirits	-1.2%	2.3%	-1.6%	-1.9%
Wines	8.0%	9.2%	0.6%	-1.8%
Soft drinks	-0.1%	-0.1%	-	-
Other	20.2%	34.8%	-	-14.6%
Total	**-0.1%**	**2.8%**	**-1.2%**	**-1.8%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 31 December 2008		1 January - 31 December 2007		Change
	€ million	%	€ million	%	%
Net sales [1]	**942.3**	**100.0%**	**957.5**	**100.0%**	**-1.6%**
Total cost of goods sold [2]	(428.2)	-45.4%	(441.4)	-46.1%	-3.0%
Gross margin after distribution costs	**514.1**	**54.6%**	**516.2**	**53.9%**	**-0.4%**
Advertising and promotion	(172.9)	-18.3%	(174.6)	-18.2%	-1.0%
Contribution after A&P	**341.2**	**36.2%**	**341.5**	**35.7%**	**-0.1%**
SG&A [3]	(142.2)	-15.1%	(138.1)	-14.4%	3.0%
EBIT before one-off's	**199.0**	**21.1%**	**203.4**	**21.2%**	**-2.1%**
One off's	(3.6)	-0.4%	(2.8)	-0.3%	-
Operating profit = EBIT	**195.4**	**20.7%**	**200.6**	**20.9%**	**-2.6%**
Net financial income (expenses)	(22.2)	-2.4%	(17.0)	-1.8%	30.7%
Income from associates	0.2	0.0%	(0.3)	0.0%	-175.8%
Put option costs	(1.0)	-0.1%	0.0	0.0%	-
Pre-tax profit before taxes and minority interests	**172.4**	**18.3%**	**183.3**	**19.1%**	**-5.9%**
Taxes	(45.7)	-4.8%	(58.1)	-6.1%	-21.4%
Net profit	**126.7**	**13.5%**	**125.2**	**13.1%**	**1.2%**
Minority interests	(0.2)	-0.0%	(0.0)	0.0%	-
Group's net profit	**126.5**	**13.4%**	**125.2**	**13.1%**	**1.1%**
Depreciation and amortisation	(19.3)	-2.0%	(19.5)	-2.0%	-1.3%
EBITDA before one-off's	**218.3**	**23.2%**	**223.0**	**23.3%**	**-2.1%**
EBITDA	**214.7**	**22.8%**	**220.1**	**23.0%**	**-2.5%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials. production costs and distribution expenses.

(3) Includes G&A, other operating income/expenses and selling expenses.

GRUPPO CAMPARI

Consolidated balance sheet

	31 December 2008 € million	31 December 2007 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	176.5	155.4
Biological assets	18.0	15.9
Property	0.7	4.0
Goodwill and trademarks	920.3	812.2
Intangible assets	5.1	5.1
Interests in associates	1.1	0.6
Pre-paid taxes	14.4	15.9
Other non-current assets	7.5	10.1
Total non-current assets	**1,143.5**	**1,019.1**
Current assets		
Inventories	165.7	166.9
Trade receivables	272.1	280.0
Financial receivables	4.1	2.9
Cash and cash equivalents	172.6	199.8
Other receivables	32.4	37.1
Total current assets	**646.9**	**686.7**
Non-current assets for sale	12.7	2.5
Total assets	**1,803.1**	**1,708.3**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	923.8	847.6
Group's shareholders' equity	952.9	876.6
Minority interests	2.1	1.9
Total shareholders' equity	**955.0**	**878.6**
Non-current liabilities		
Bonds	316.9	287.7
Other non-current financial payables	56.7	72.6
Staff severance funds	10.7	11.7
Risks funds	9.0	11.0
Deferred tax	69.5	60.7
Total non-current liabilities	**462.7**	**443.6**
Current liabilities		
Banks loan	107.5	114.4
Other financial payables	25.8	21.2
Trade payables	152.1	156.6
Payables for taxes	59.3	54.6
Other current liabilities	40.7	39.4
Total current liabilities	**385.4**	**386.1**
Total liabilities and shareholders' equity	**1,803.1**	**1,708.3**

GRUPPO CAMPARI

Consolidated cash flow statement

	31 December 2008 € million	31 December 2007 € million
EBIT	195.4	200.6
Amortisation and depreciation	19.3	19.5
Other changes in non-cash items	(10.8)	(1.4)
Change in non financial assets and payables	6.6	20.0
Taxes on income paid	(38.2)	(39.5)
Cash flow from operating activities before change in operating working capital	**172.4**	**199.2**
Net change in operating working capital	(0.9)	(29.3)
Cash flow from operating activities	**171.5**	**169.9**
Net interest paid	(15.9)	(15.7)
Cash flow from investing activities	**(32.6)**	**(28.9)**
Free cash flow	**123.0**	**125.3**
Acquisitions	(86.6)	(29.3)
Other changes	(5.9)	3.0
Dividends paid	(31.8)	(29.0)
Cash flow from other activities	**(124.3)**	**(55.4)**
Exchange rate differences and other movements	(10.3)	21.5
Net increase (decrease) in net financial position as a result of operating activities	**(11.6)**	**91.4**
Future exercise for put options and payment of earn outs	(26.6)	-
Net increase (decrease) in net financial position	**(38.1)**	**91.4**
Net financial position at start of period	**(288.1)**	**(379.5)**
Net financial position at end of period	**(326.2)**	**(288.1)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 31 December 2008 € million	1 January - 31 December 2007 € million
Net sales	**310.3**	**310.8**
Total cost of goods sold	(250.6)	(249.4)
Gross margin	**59.7**	**61.4**
Advertising and promotion	(5.8)	(4.9)
Contribution after A&P	**53.8**	**56.5**
SG&A	(20.1)	(28.8)
Of which One-off's	9.9	(1.2)
Operating profit	**33.8**	**27.7**
Income from associates	32.0	30.1
Net financial income (expenses)	(31.5)	(27.9)
Pretax profit	**34.3**	**30.0**
Taxes	(0.8)	(2.5)
Net profit	**33.5**	**27.5**

Parent company balance sheet

	31 December 2008 € million	31 December 2007 € million
Total non current assets	1.106.1	1.175.5
Total current assets	199.8	194.6
Total assets	**1,318.0**	**1,370.1**
Total shareholders' equity	548.5	543.7
Total non current liabilities	305.7	304.2
Total current liabilities	463.9	522.2
Total liabilities and shareholders' equity	**1,318.0**	**1,370.1**

Parent company cash flow

	31 December 2008 € million	31 December 2007 € million
Cash flow from operating activities	43.0	31.1
Cash flow from investing activities	99.1	(61.3)
Cash flow from financing activities	(134.8)	28.9
Increase (decrease) in cash and banks	7.2	(1.4)
Cash and banks at start of financial year	**6.9**	**8.2**
Cash and banks at end of financial year	**14.1**	**6.9**


GRUPPO
CAMPARI

Interim report for the quarter ending 31 March 2009

INTERIM REPORT FOR THE QUARTER ENDING

31 MARCH 2009



CONTENTS

HIGHLIGHTS

	31 March 2009 € million	31 March 2008 € million	% change	% change at constant exchange rates
Net sales	**190.1**	**190.9**	**-0.4**	-2.5
Contribution margin	79.9	76.7	4.2	1.3
EBITDA before one-offs	**48.2**	**47.3**	**1.9**	**-1.7**
EBITDA	**47.7**	**50.2**	**-5.0**	**-8.4**
EBIT before one-offs	43.1	42.1	2.3	-1.8
EBIT	**42.6**	**45.0**	**-5.4**	**-9.2**
EBIT margin (EBIT/net sales)	22.4%	23.6%		
Group profit before tax	**38.4**	**40.1**	**-4.1**	-7.9

	31 March 2009 € million	31 December 2008 € million
Net debt	302.3	326.2

CORPORATE OFFICERS

Board of Directors[(1)]

Luca Garavoglia	Chairman
Robert Kunze-Concewitz	Managing Director and Chief Executive Officer
Paolo Marchesini	Managing Director and Chief Financial Officer
Stefano Saccardi	Managing Director and Officer Legal Affairs and Business Development
Eugenio Barcellona	Director and member of the Remuneration and Appointments Committee
Enrico Corradi	Director, member of the Remuneration and Appointments Committee and member of the Audit Committee
Cesare Ferrero	Director and member of the Audit Committee
Marco P. Perelli-Cippo	Director and member of the Audit Committee
Renato Ruggiero	Director and member of the Remuneration and Appointments Committee

Board of Statutory Auditors[(2)]

Antonio Ortolani	Chairman
Alberto Lazzarini	Statutory Auditor
Giuseppe Pajardi	Statutory Auditor
Alberto Giarrizzo Garofalo	Deputy Auditor
GianPaolo Porcu	Deputy Auditor
Paolo Proserpio	Deputy Auditor

Independent auditors[(3)]

Reconta Ernst & Young S.p.A.

1) The nine-member Board of Directors was appointed by the ordinary shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007-2009.
Luca Garavoglia was confirmed as Chairman of the Board of Directors and granted powers in accordance with the law and the company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.

On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Acquisition of Odessa

On 13 March 2009, the Campari Group completed the acquisition of 99.25% of the share capital of Ukrainian company CJSC Odessa Plant of Sparkling Wines.

The price, paid in cash, was US$ 18.1 million (€ 14.2 million at the exchange rate on the day of closing), equivalent to a multiple of 7 times estimated 2009 EBITDA.

The remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.

Purchase of own shares

In the period 1 January - 31 March 2009, 269,000 own shares were acquired at the average price of € 4.20 per share.

At 31 March 2009, the Parent Company held 2,209,747 own shares, equivalent to 0.7% of the share capital.

Campari stock joins S&P index

The Campari stock joined the S&P/MIB index following the closure of the market on Friday 20 March 2009; it began trading on the index on Monday 23 March 2009.

The S&P/MIB index measures the performance of 40 Italian equities.

It is derived from the universe of stocks trading on the Borsa Italiana main equity market.

Standard & Poor's reviews the composition of the index every six months to ensure it is representative of the Italian market in terms of sectoral classification, free float-adjusted market capitalisation and liquidity, and the Campari stock entered the index as a consequence of this process.

SALES PERFORMANCE

Overall performance

The liquidity crisis affecting the capital markets and the resulting credit crunch have led distributors to reduce their stock levels, which impacted on sales in the first quarter of 2009.

This development, which began towards the end of 2008 and continued in the first quarter of 2009, meant that there was a substantial slowdown in orders from customers who were finding it difficult to obtain credit.

It is worth noting that the trend in consumption in the Group's most important brands and markets remains solid, and in some cases, is increasing.

Net sales in the first quarter of 2009 were € 190.1 million, down 0.4% overall on the same period of 2008.

On a same-structure basis and at constant exchange rates, sales were down 4.2%; however, external growth and exchange rate movements had a positive effect of 1.7% and 2.1% respectively, as shown in the table below.

	€ million	% change versus first quarter of 2008
- net sales in the first quarter of 2009	190.1	
- net sales in the first quarter of 2008	190.9	
Total change	**-0.9**	**-0.4%**
of which		
organic growth	-8.0	-4.2%
external growth	3.3	1.7%
exchange rate effect	3.9	2,1%
Total change	**-0.9**	**-0.4%%**

The organic growth component was particularly hard hit by stock reductions in the US, Brazil and eastern Europe, while destocking in Italy, Germany and central Europe seems to be coming to an end.

Among the main brands, Aperol, SKYY Vodka and Campari Soda produced positive performances, while sales of Campari, Crodino and Cinzano sparkling wines fell slightly and Cinzano vermouth suffered a steep decline.

External growth was positive at € 3.3 million, a year-on-year increase of 1.7%.

The termination of distribution in Italy of scotch whiskies Grant's and Glenfiddich was largely offset by the positive contribution of the recent acquisitions in Mexico and Argentina, and the new distribution agreements in Germany and Brazil.

The table below shows details of external growth, broken down by Group brands (Espolon tequila) and third-party brands such as Grant's and Glenfiddich, the brands distributed by Sabia S.A. in Argentina, Licor 43 in Germany and Cointreau in Brazil.

Sales in the first quarter of 2009: breakdown of external growth	€ million
Espolon tequila	0.6
Sub-total - Group brands	**0.6**
Termination of distribution of Grant's and Glenfiddich in Italy	-0.4
Third-party brands distributed in Argentina, Licor 43 in Germany and Cointreau in Brazil	3.1
Sub-total - third-party brand	**2.7**
Total external growth	**3.3**

Exchange rates had a positive effect on sales of 2.1% overall in the first quarter of the year.

The euro weakened further against the US dollar, with the average exchange rate at 1.30 in the quarter, 15.2% lower than in the same period of 2008.

By contrast, the Brazilian real lost 13.7% of its value against the euro compared with the average rate in the first quarter of 2008.

Among the other currencies, sterling showed a marked negative trend (-16.6%).

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates for the period 1 January - 31 March	2009	2008	% change
US$ x € 1	1.302	1.500	
€ x US$ 1	0.768	0.667	15.2%
BRL x € 1	3.016	2.602	
€ x BRL 1	0.332	0.384	-13.7%
CHF x € 1	1.497	1.600	
€ x CHF 1	0.668	0.625	6.9%
CNY x € 1	8.904	10.736	
€ x CNY 1000	112.312	93.144	20.6%
GBP x € 1	0.908	0.758	
€ x GBP 1000	1.101	1.320	-16.6%
ARS x € 1	4.614	4.729	
€ x ARS 1000	0.217	0.211	2.5%
MXN x € 1	18.719	16.203	
€ x MXN 1000	53.421	61.715	-13.4%

Sales by region

In the first quarter of 2009, sales growth was recorded in Italy and in the rest of the world and duty free segment.

However, in Europe as a whole, sales were down, despite a strong contribution from western European markets.

Sales also fell in the Americas, with the drop in organic growth outweighing positive external growth and exchange rate effects.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2009 € million	%	1 January - 31 March 2008 € million	%	% change 2009 / 2008
Italy	100.7	53.0%	99.2	52.0%	1.5%
Europe	36.9	19.4%	39.1	20.5%	-5.6%
Americas	43.3	22.8%	44.3	23.2%	-2.3%
Rest of the world and duty free	9.1	4.8%	8.3	4.3%	10.2%
Total	**190.1**	**100.0%**	**190.9**	**100.0%**	**-0.4%**

Breakdown of % change	Total	% change organic growth	external growth	exchange rate effect
Italy	1.5%	2.0%	-0.5%	0.0%
Europe	-5.6%	-6.2%	1.0%	-0.4%
Americas	-2.3%	-18.4%	7.5%	8.6%
Rest of the world and duty free	10.2%	7.3%	0.0%	2.9%
Total	**-0.4%**	**-4.2%**	**1.7%**	**2.1%**

In **Italy**, organic growth was 2.0%, thanks to good performances from Campari, Aperol, Campari Soda and third-party brands distributed by the Group, which offset the decline in the wine segment and, above all, in soft drink sales.

Sales in **Europe** fell year-on-year by 5.6% (-6.2% at constant exchange rates and on a same-structure basis).

The Group's main markets in western Europe, particularly Germany (+12.0%), Belgium, Austria and Spain posted growth, but this was insufficient to fully compensate for the drop in sales in eastern Europe.

In particular, results were affected by a substantial fall in orders for Cinzano vermouth on the Russian market, where despite the positive trend in sales to end consumers, the credit crunch is having a greater impact than on other markets.

In the **Americas**, organic sales growth contracted by 18.4% overall in the first quarter.
The two tables below give further detail of each market in this region.

	1 January - 31 March 2009 € million	%	1 January - 31 March 2008 € million	%	% change 2009 / 2008
US	34.3	79.1%	34.2	77.1%	0.2%
Brazil	3.3	7.6%	7.4	16.6%	-55.5%
Other countries	5.8	13.3%	2.8	6.3%	107.6%
Total	**43.3**	**100.0%**	**44.3**	**100.0%**	**-2.3%**

Breakdown of % change	Total	% change organic growth	external growth	exchange rate effect
US	0.2%	-12.7%	0.0%	12.9%
Brazil	-55.5%	-49.2%	0.7%	-7.0%
Other countries	107.6%	-6.7%	117.6%	-3.3%
Total	**-2.3%**	**-18.4%**	**7.5%**	**8.6%**

In the **US**, first-quarter sales were broadly flat year-on-year (+0.2%) overall, as the slowdown in organic growth (12.7%) was more than offset by a positive exchange rate effect of 12.9%.

The slump in organic growth in the first quarter was caused by distributors reducing their stocks considerably across the entire portfolio of the Group's products.

Compared with the previous year, Cabo Wabo and the third-party brands distributed by the Group were particularly hard hit, while SKYY Vodka continued to perform well, with a double-digit increase in sales to end consumers, despite stock reductions by distributors.

In **Brazil**, sales fell sharply versus the first quarter of 2008, as expected: the overall drop was 55.5%, with organic growth down 49.2%.

The exchange rate effect was negative at -7.0%, while the impact of external growth was positive, though marginal, at 0.7%.

Given that the consumption trend for the Group's main brands remains positive, this sharp slowdown in sales was due to three factors:

- the increase in excise duties (IPI) that had been previously announced more than once (and postponed) before finally coming into force on 1 January 2009 prompted substantial stock building by distributors from September 2008;
- the credit crunch, which is leading wholesalers to cut their stocks significantly;
- a gradual change in commercial policy introduced by Campari do Brasil Ltda. in January 2009 with the aim of reducing its dependence on individual clients, by expanding its customer base and obtaining a greater number of smaller orders; in its initial phase, in 2009, this change will involve a structural reduction in distributors' stock levels and a further fall in sell-in as a result.

However, given that sales in the Brazilian market are traditionally concentrated in the last few months of the year, it is worth noting that the significance of the first-quarter results is much lower than in the Group's other markets.

Sales in the other countries in the Americas were up 107.6%, largely due to external growth following the new acquisitions in Argentina (third-party brands distributed by Sabia S.A.) and Mexico (Espolon tequila).

In the **rest of the world and duty free** segment, sales rose by 10.2% overall during the quarter (+7.3% at constant exchange rates and on a same-structure basis).

The sales trend was influenced by a good performance in Australia and Japan, although duty free sales were down, because of a drop in air traffic.

Sales by business area

In the first quarter of 2009, the only business area to produce a positive result was spirits (+3.8%). Sales were down in the other business areas in terms of both organic growth and the overall result.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2009 € million	%	1 January - 31 March 2008 € million	%	% change 2009 / 2008
Spirits	133.9	70.5%	129.1	67.6%	3.8%
Wines	24.0	12.6%	26.5	13.9%	-9.4%
Soft drinks	29.6	15.6%	31.7	16.6%	-6.6%
Other sales	2.5	1.3%	3.6	1.9%	-31.3%
Total	190.1	100.0%	190.9	100.0%	-0.4%

Breakdown of % change	Total	% change organic growth	external growth	exchange rate effectcambio
Spirits	3.8%	-1.7%	2.3%	3.2%
Wines	-9.4%	-10.5%	1.2%	-0.1%
Soft drinks	-6.6%	-6.6%	0.0%	0.0%
Other sales	-31.3%	-24.9%	0.0%	-6.4%
Total	-0.4%	-4.2%	1.7%	2.1%

Spirits

Sales of spirits totalled € 133.9 million in the first quarter of 2009, a year-on-year increase of 3.8%.

The slight fall in organic growth (-1.7%) was offset by the positive effects of external growth (+2.3%) and exchange rate movements (+3.2%).

External growth was driven by the brands acquired at the end of 2008 (Espolon tequila in Mexico and the brands distributed by Sabia S.A. in Argentina) and new distribution agreements in Germany and Brazil; however, these positive performances were partly offset by the termination of distribution of Grant's and Glenfiddich in Italy.

As for the Group's main brands, sales of **Campari** were down 3.5% at constant exchange rates (3.3% at actual exchange rates) in the first quarter of 2009.

Positive results were achieved in Italy, where growth was in double figures, and in the main European markets and Japan, but these were outweighed by the sales contraction in Brazil, where orders for the brand fell sharply in the period following the increase in excise duties and a change in commercial policy.

Sales of the **SKYY** brand, including the SKYY Infusions range, grew by 8.2% at constant exchange rates and by 21.6% at actual exchange rates, mainly owing to the rise in value of the US dollar.

US sales were positive overall, despite destocking by distributors, which was more than offset by double-digit growth in consumption.

The SKYY brand also did very well outside the US, with double-digit growth in its main overseas markets of Italy, Germany, Canada, Australia and China, and attractive volumes in Brazil, where distribution began at the end of 2008.

Sales of **Campari Soda**, which are almost entirely concentrated on the Italian market, rose by 5.3% in the first quarter.

Sales of this brand were hard hit at the end of last year by the reduction in stock levels, especially in the traditional channel; however, the result achieved in the first quarter of 2009 confirms the positive trend highlighted by the growth in sell-out in the second half of 2008, which was partly attributable to a new television campaign.

Aperol again did very well in the first quarter of 2009, with sales up 22.7%, driven by double-digit growth in the important Italian market and even stronger growth in some European markets, especially Germany and Austria.

First-quarter sales of **Aperol Soda** grew by 1.6% year-on-year.

Sales of the **Brazilian brands** fell sharply in the first quarter of the year, by 66.1% in local currency and 70.8% at actual exchange rates.
However, this result was affected by the increase in excise duties and does not reflect the real consumption trend for these brands, which is generally positive (particularly for Old Eight); the change in percentage growth terms is exaggerated by the low proportion of sales recorded in Brazil in the first quarter of the year.

Sales of the Scotch whiskies **Glen Grant and Old Smuggler** fell by 9.6% overall at constant exchange rates and 9.0% at actual exchange rates.
The decline, determined by sales on its two main markets of Italy and France, was less marked for Glen Grant.
In Italy, where Scotch whisky sales continue to fall, the brand was again the market leader in the first quarter of the year, with a slight increase in market share.
The sharper decline in Old Smuggler sales was largely due to an unfavourable comparison with the first quarter of 2008, when the brand was still sold directly by the Group in the US (as previously reported, in March 2008 the production and distribution rights were assigned to third parties).

Ouzo 12 posted sales broadly in line with the same period of last year (+0.7% at constant exchange rates; (+1.0% at actual exchange rates), owing to the combined effect of growth in Greece, but a contraction in Germany.

Cynar sales grew by 18.2% in the first quarter at constant exchange rates (+15.8% at actual exchange rates), thanks to an extremely positive result on the Brazilian market (in marked contrast to the performance of the other Group brands on this market).

The trend in **X-Rated** sales, which are almost entirely concentrated in the US market, continues to be highly satisfactory, with growth of 10.0% in local currency (+25.6% at actual exchange rates).
The results achieved by the brand are very good, and growth in consumption is actually far higher than the sales figures indicate.

Sales of **Cabo Wabo** tequila, meanwhile, contracted by 70.0% (-66.0% at actual exchange rates). This considerable decline was caused by two main factors:

- destocking by distributors throughout the US market;
- the general impact on the ultra premium brands, given that a significant proportion of sales of these brands is recorded in the on-trade channel, which has been affected more severely by the financial crisis than other channels.

As regards sales of the main **third-party brands**, in the first quarter of the year:
- sales of Jägermeister, which is essentially distributed on the Italian market, were up 6.9%;
- sales of Jack Daniel's, which is also distributed on the Italian market, grew by 3.3%;
- Scotch whisky sales fell by 19.6% at constant exchange rates (-10.0% at actual exchange rates), with the decline attributable to Cutty Sark in the US;
- sales of C&C group brands were down by 15.3% (-3.4% at actual exchange rates);
- sales of Suntory brands fell by 20.6% (-11.3% at actual exchange rates);
- sales of Russian Standard vodka grew by 15.1%, thanks mainly to Switzerland and Italy.

Wines

Sales of wines in the first quarter of 2009 totalled € 24.0 million, a fall of 9.4% compared with the same period of 2008.

The segment benefited from external growth of 1.2% relating to the newly-acquired Argentine company Sabia S.A., while the exchange rate effect was slightly negative (-0.1%); stripping out these effects, organic growth was down 10.5%.

The results for the wine segment were strongly affected by the slowdown in orders for **Campari vermouth** in Russia, and in eastern Europe in general: sales of the brand fell by 34.4% overall at constant exchange rates (34.9% at actual exchange rates) during the period.

However, sales of **Cinzano sparking wines** were down by just 1.4% at constant exchange rates (-1.3% at actual exchange rates).

This result was achieved thanks to a positive performance in Germany and the main European markets, though slower sales were recorded in Italy in the first quarter - traditionally a weak one for sparkling wines - and there was no boost from Easter, which fell in the second first quarter of this year (but in the first quarter of 2008).

The Group's two other sparkling wine brands, whose sales are mostly concentrated in a few markets, were affected by contrasting trends.

Riccadonna sales shot up in the quarter by 114.6% at constant exchange rates, owing to the results achieved in Australia and New Zealand, where there had been a significant decline in orders at the start of last year.

Sales of **Mondoro** sparkling wines, on the other hand, were down by 55.2% at constant exchange rates due to a sharp fall in orders in Russia, the key market for this brand, which was a direct consequence of the credit crunch.

As for the first-quarter performance of still wines, **Sella & Mosca** (-12.5%) and **Teruzzi & Puthod** (-44.3%) sales declined, while **Cantina Serafino** posted growth (+13.3%); in general, sales in Italy were broadly in line with the previous year, while exports were down.

Soft drinks

In the first quarter of 2009, total sales of soft drinks stood at € 29.6 million, a 6.6% drop on the same period of 2008.

Crodino sales fell slightly (-1.2%), reflecting the slowdown in the non-alcoholic aperitif category reported by Nielsen; however, the brand is performing well and increased its market share.

Sales of **Lemonsoda**, Oransoda and Pelmosoda were down 9.2% and **Crodo mineral waters** suffered a decline of 53.9%.

Sales of soft drinks are traditionally low in the first quarter of the year, and the particularly cold weather also had an impact this year.

Other sales

In the first quarter of 2008, other sales (which include sales of raw materials and semi-finished goods to third parties and co-packing revenues) fell by 24.9% at constant exchange rates (31.3% at actual exchange rates) to € 2.5 million.

The decline was largely due to lower sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd.

In addition, negative exchange rate effects meant that the decline was greater at actual exchange rates, due to the depreciation of sterling.

INCOME STATEMENT

For information on the changes in the economic environment between the two periods under review and the extent to which the financial crisis impacted on the stock policies of distributors and therefore on the Group's sales, please refer to the previous section.

In view of the above-mentioned circumstances, the financial results achieved in the first quarter of 2009, particularly the EBIT before one-offs figure of € 43.1 million (+2.3%) can be considered reasonably satisfactory.

	First quarter 2009		First quarter 2008		% change
	€ million	%	€ million	%	%
Net sales	**190.1**	**100.0**	**190.9**	**100.0**	**-0.4**
Cost of goods sold, including distribution costs	(85.6)	-45.1	(86.7)	-45.4	-1.2
Gross profit	**104.5**	**54.9**	**104.3**	**54.6**	**0.2**
Advertising and promotional costs	(24.6)	-12.9	(27.6)	-14.5	-11.0
Contribution margin	**79.9**	**42.0**	**76.7**	**40.2**	**4.2**
Structure costs	(36.8)	-19.4	(34.6)	-18.1	6.5
EBIT before one-offs	**43.1**	**22.7**	**42.1**	**22.1**	**2.3**
One-offs: income and charges	(0.5)	-0.3	2.9	1.5	-
EBIT	**42.6**	**22.4**	**45.0**	**23.6**	**-5.4**
Net financial income (charges)	(3.9)	-2.0	(4.5)	-2.3	-13.5
Profit (loss) of companies valued at equity	(0.3)	-0.1	0.1	0.0	-
Profit before tax and minority interests	**38.5**	**20.3**	**40.6**	**21.3**	**-5.3**
Minority interests	(0.1)	0.0	(0.6)	-0.3	-
Group profit before tax	**38.4**	**20.2**	**40.1**	**21.0**	**-4.1**
Total depreciation and amortisation	(5.0)	-2.7	(5.1)	-2.7	-1.8
EBITDA before one-offs	**48.2**	**25.3**	**47.3**	**24.8**	**1.9**
EBITDA	**47.7**	**25.1**	**50.2**	**26.3**	**-5.0**

Net sales for the first quarter of 2009 totalled € 190.1 million.

This represented a decline of 0.4% overall, which was the combination of a 4.2% fall in organic growth and positive external growth (+1.7%) and exchange rate movements (+2.1%).

For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

The cost of goods sold including distribution costs stood at 45.1% of sales, 0.3 percentage points lower than in the same period last year (45.4%).

This improvement was attributable to a more favourable sales mix in the first quarter of 2009, in which, wine and soft drink sales fell, while spirits - which on average account for a smaller proportion of the cost of goods sold - posted growth of 3.8%.

In addition, in the spirits portfolio, the performance of high-margin Group products (Campari, Campari Soda, Aperol and SKYY) was much better than that of the third-party brands distributed by the Group.

Gross profit was up 0.2% on the same period last year at € 104.5 million, and increased as a proportion of sales from 54.6% to 54.9%.

Advertising and promotional costs stood at 12.9% of sales compared with 14.5% in the first quarter of 2008, due to the modified scheduling of advertising and promotions.

It is also worth noting that the 2009 figure benefited from a favourable comparison with the first quarter of 2008, when significant expenses for the production of advertising campaigns and for new packaging research were incurred.

The **contribution margin** for the first quarter of 2009 was € 79.9 million, an overall advance of 4.2% on the same period last year attributable to:

- organic growth of 0.5%;
- external growth of 0.8%;
- a positive exchange rate effect of 2.9%.

Structure costs, which include sales and general and administrative expenses, increased by 6.5% in the first quarter of 2009 (and from 18.1% to 19.4% as a proportion of sales).

The increase was largely attributable to the consolidation of structure costs for the new subsidiaries in Argentina and Mexico and to the net exchange rate effect, which although positive, meant that costs were higher, mainly in the US.

Stripping out these effects, organic growth for the region was 3.0%.

EBIT before one offs for the period was € 43.1 million, up 2.3% compared to last year; this increase had a positive overall effect on profitability, while the contribution from the consolidation of the newly-acquired companies was negligible: at constant exchange rates, however, a decline of 1.8% was recorded.

One offs: income and charges showed a negative net balance in the period of € 0.5 million, mainly due to write-downs and provisions.

In the same period of 2008, the balance of this item was positive, at € 2.9 million, which included a significant capital gain from the sale of a building.

The net difference between the two periods was therefore negative, at € 3.4 million.

EBIT was € 42.6 million, down 5.4% year-on-year; the decrease was entirely due to the above-mentioned unfavourable comparison with the first quarter of 2008, which benefited from a significant capital gain; at constant exchange rates the decline was 9.2%.

The EBIT margin remained solid, at 22.4% (23.6% in the first quarter of 2008).

Depreciation and amortisation charges totalled € 5.0 million in the period, broadly unchanged from the first quarter of last year (€ 5.1 million).

As a direct consequence of this, the year-on-year change in EBITDA was in line with that for EBIT.

Specifically, **EBITDA before one-offs** increased by 1.9% (-1.7% at constant exchange rates) to € 48.2 million, while **EBITDA** fell by 5.0% (-8.4% at constant exchange rates) to € 47.7

million.

Net financial charges decreased to € 3.9 million, from € 4.5 million in the first quarter of 2008.
Although the average debt figure for the first quarter of 2009 was higher than that for the same period of 2008, net interest was lower this year because of the sharp drop in market interest rates.

The Group's portion of **profits or losses of companies valued at equity** showed a negative balance of € 0.3 million, compared with a positive balance of € 0.1 million in the same period last year.
The companies accounted for by the equity method are trading joint ventures that distribute products made by the Group and its partners in Belgium and the Netherlands, and since the beginning of 2009, in India.

Minority interests for the period under review were insignificant, at € 0.1 million (€ 0.6 million in the first quarter of 2008).

Group profit before tax was down 4.1% year-on-year, at € 38.4 million (-7.9% at constant exchange rates).
The net profit margin was 20.2%, slightly lower than in the first quarter of 2008 (21.0%).

FINANCIAL SITUATION

Breakdown of net debt

The Group's consolidated net debt stood at € 302.3 million at 31 March 2009, down from € 326.2 million at 31 December 2008.

In terms of the financial structure, the Group's short-term net cash position had improved by € 34.2 million at 31 March 2009, while medium/long-term net debt increased by € 9.3 million.

In addition, the following items were recorded under the Group's net debt:

- the possible exercise of a put option by minority shareholders of Cabo Wabo, LLC, Red Fire Mexico, S. de R.L. de C.V. and Sabia S.A.;
- potential earn-out payments relating to the acquisitions of X-Rated in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The Group has recorded 100% of these companies under assets, and the financial liability represented by the put option and potential earn-out payments under liabilities.
At 31 March 2009, this liability stood at € 27.6 million (€ 26.6 million at 31 December 2008).

	31 March 2009 € million	31 December 2008 € million
Cash and equivalents	183.6	172.6
Payables to banks	(87.1)	(107.5)
Real estate lease payables	(3.4)	(3.4)
Private placement and bond issue	(9.3)	(8.9)
Other financial receivables and payables	(4.1)	(7.4)
Short-term net cash position	**79.7**	**45.5**
Payables to banks	(0.9)	(0.9)
Real estate lease payables	(9.7)	(10.5)
Private placement and bond	(347.8)	(337.4)
Other financial receivables and payables	3.9	3.7
Medium/long-term net debt	**(354.4)**	**(345.1)**
Debt relating to operating activities	**(274.7)**	**(299.7)**
Liabilities for put option and earn-out payments	(27.6)	(26.6)
Net debt	**(302.3)**	**(326.2)**

The reduction in total debt recorded on the balance sheet at 31 March 2009 was due to a good first-quarter performance in terms of generating cash flow, which was also used to pay for the acquisition of Ukrainian company CJSC Odessa Plant of Sparkling Wines (US$ 18.1 million, or € 14.2 million at the exchange rate on the day of closing).

Furthermore, it is worth noting that the rise in value of the US dollar between 31 December 2008 and 31 March 2009 led to an increase in consolidated net debt at the end of the period of € 3.5 million.

Operating working capital

Operating working capital at 31 March 2009 was € 255.7 million, a reduction of € 30.0 million versus 31 December 2008.
The decrease was due *inter alia* to seasonal factors that led to a reduction in trade receivables, which was partly offset by an increase in stocks, and to a lesser extent, to a reduction in payables to suppliers.
The table below shows figures at 31 March 2009, 31 December 2008 and 31 March 2008; operating working capital is shown, for each period, as a proportion of sales over the previous 12 months.

	31 March 2009 € million	31 December 2008 € million	% change € million	31 March 2008 € million
Receivables from customers	201.5	272.1	(70.6)	202.9
Inventories	180.5	165.7	14.8	172.8
Payables to suppliers	(126.3)	(152.1)	25.8	(138.9)
Operating working capital	**255.7**	**285.7**	**(30.0)**	**236.7**
Sales - previous 12 months	941.3	942.3	(1.1)	951.9
Operating working capital as % of sales in the previous 12 months	27.2	30.3		24.9

At 31 March 2009 operating working capital was 27.2% as a percentage of net sales in the previous 12 months, versus 30.3% at 31 December 2008.

Compared with 31 March 2008, operating working capital showed an increase of € 19.0 million at 31 March 2009, and represented a slightly higher proportion of sales (24.9% at 31 March 2008).

It should, however, be pointed out that in 2009 the item includes the increase in working capital relating to the newly-acquired companies, and that, stripping out this effect, the figure as a percentage of sales in the previous 12 months falls to 26.7%.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Acquisition of Wild Turkey

On 8 April 2009, the Campari Group announced that it had signed an agreement with the Pernod Ricard group for the acquisition of Wild Turkey, the number one premium brand of Kentucky bourbon worldwide.

This transaction strengthens the Group's leading position in the market for premium spirits in the US and internationally.

The acquisition includes the Wild Turkey and American Honey brands, the distillery in Kentucky (US), and the stocks of aged liquid and finished products.

The price of the acquisition was US$ 575 million (€ 433.3 million at the exchange rate on the day of the announcement), which corresponds to 9.7 times the contribution margin (i.e. gross profit after advertising and promotional expenses) and 12 times estimated EBITDA for the first 12 months after completion of the transaction.

The acquisition is due to be completed by 30 June 2009, subject to approval from the competition authorities, and will be paid for in cash.

It will be financed via credit lines from four banks: Bank of America, BNP Paribas, Calyon and Intesa San Paolo.

Wild Turkey is a global brand, with annual sales in excess of 800,000 nine-litre cases in more than 60 markets.

The US is the most important market, generating around half the brand's sales, followed by Australia and then Japan.

The brand is recording rapid growth in its category in the main geographical markets.

American straight whiskey is a growing spirits category that includes premium and super premium segments, which are driving growth in the US and internationally.

Acquisition of 50% of MCS

On 10 April 2009, the Campari Group formalised the purchase, from the Marnier Lapostolle group, of the 50% stake it did not already own in MCS S.c.r.l., the Brussels-based joint venture operating in Belgium and Luxembourg.

The Group now owns 100% of the company - which posted net sales of € 15.9 million in the year ending 31 December 2008 - and will fully consolidate it in its accounts.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2009 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2008 and agreed the payment of a dividend of € 0.11 per share (excluding own shares), unchanged from last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of stock option plans.

OUTLOOK

The results attained by the Group in the first quarter of 2009 were in line with expectations of a slower start to the year due to continued destocking by distributors.

However, stable - and in certain cases - higher sales to end consumers suggest that in the absence of further significant financial crises, the stock reductions implemented by distributors should come to an end, and sales are likely to rise during the year as a result.

In addition, the easing of pressure from raw materials costs and exchange rate movements (especially the euro/US dollar rate) that affected the whole of 2008, also suggest that the worst is over.

Milan, 13 May 2009

Chairman of the Board of Directors
Luca Garavoglia

I, Paolo Marchesini, the director responsible for preparing the company's accounting statements, hereby declare that, pursuant to paragraph 2, article 154-bis of the Testo Unico della Finanza law, this first-quarter report accurately represents the figures contained in the Group's accounting records.

Paolo Marchesini
Chief Financial Officer

WWW.CAMPARIGROUP.COM

Interim report for the quarter ending 31 March 2009

GRUPPO CAMPARI

In un difficile contesto economico, Campari consegue risultati soddisfacenti nel primo trimestre 2009

Continua l'eccellente generazione di cassa nel primo trimestre

DATI PRINCIPALI

- **Vendite a € 190,1 milioni (-0,4%, crescita organica -4,2%)**
- **Margine di contribuzione a € 79,9 milioni (+4,2%, crescita organica +0,5%, 42,0% delle vendite)**
- **EBITDA prima di oneri e proventi non ricorrenti a € 48,2 milioni (+1,9%, 25,3% delle vendite)**
- **EBIT prima di oneri e proventi non ricorrenti a € 43,1 milioni (+2,3%, 22,7% delle vendite)**
- **Utile netto prima delle imposte a € 38,4 milioni (-4,1%)**

Milano, 13 maggio 2009 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il rendiconto intermedio di gestione al 31 marzo 2009.

In un difficile contesto economico, i **risultati di Campari** nel primo trimestre 2009 sono **soddisfacenti**. In un trimestre caratterizzato da bassa stagionalità, la *performance* del *business* è stata negativamente influenzata, come previsto, da una **continua riduzione dei livelli delle scorte attuata dai distributori in alcuni mercati**. Contestualmente, è opportuno evidenziare che l'andamento dei **consumi delle marche più importanti** per il Gruppo è in **continua accelerazione**.

Il Gruppo continua a mostrare una **eccellente generazione di cassa**: il debito finanziario netto ha registrato una diminuzione di € 23,9 milioni nel primo trimestre 2009, risultando pari a € 302,3 milioni a fine periodo.

Bob Kunze-Concewitz, *Chief Executive Officer*: "*Per il futuro, riteniamo che il nostro* business *sia influenzato da fattori positivi quali l'accelerazione in atto dei consumi dei nostri principali* brand, *l'attenuazione del fenomeno di riduzione delle scorte nei canali distributivi e uno scenario più favorevole per quanto riguarda le valute e il costo delle materie prime. Tuttavia, le nostre previsioni rimangono orientate a una giusta cautela e si focalizzano per l'anno in corso su obiettivi di contenimento di costi, controllo del capitale circolante e generazione di cassa.*"

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE 2009

Risultati consolidati	1 gennaio - 31 marzo 2009 € milioni	1 gennaio - 31 marzo 2008 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**190,1**	**190,9**	**-0,4%**	**-2.5%**
Margine di contribuzione [(1)]	79,9	76,7	+4,2%	+1,3%
EBITDA prima di oneri e proventi non ricorrenti	**48,2**	**47,3**	**+1,9%**	**-1.7%**
EBITDA	47,7	50,2	-5,0%	-8,4%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**43,1**	**42,1**	**+2,3%**	**-1,8%**
Risultato operativo = EBIT	42,6	45,0	-5,4%	-9,2%
Utile del Gruppo prima delle imposte	**38,4**	**40,1**	**-4,1%**	**-7,9%**

(1) Risultato della gestione corrente prima dei costi di struttura (spese generali e amministrative e costi di vendita)

Nel primo trimestre del 2009 le **vendite del Gruppo** sono state pari a **€ 190,1 milioni (-0,4%; -4,2% crescita organica, +2,1% effetto cambi** e **+1,7% effetto perimetro**, quest'ultimo dovuto alle annunciate acquisizioni di Destiladora San Nicolas e Sabia e ai contratti distributivi di Licor 43 in Germania e Cointreau in Brasile).

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni è stato di **€ 79,9 milioni** (+4.2%; **+0,5% crescita organica**), pari al 42,0% delle vendite.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di **€ 48,2 milioni** (+1.9%; -1,7% a cambi costanti), pari al 25,3% delle vendite.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato di **€ 43,1 milioni** (+2,3%; -1,8% a cambi costanti), pari al 22,7% delle vendite.

L'**EBITDA** è stato di **€ 47,7 milioni** (-5,0%; -8,4% a cambi costanti).

L'**EBIT** è stato di **€ 42,6 milioni** (-5,4%; -9,2% a cambi costanti).

L'**utile del Gruppo prima delle imposte** è stato di **€ 38,4 milioni**, in **calo del 4,1 (-7,9% a cambi costanti)**.

La diminuzione di EBITDA, EBIT e utile del Gruppo prima delle imposte è da attribuire interamente alla **non ripetitività dell'impatto positivo di proventi non ricorrenti** del primo trimestre 2008 (€ 2,9 milioni).

Al 31 marzo 2009 l'**indebitamento finanziario netto** è pari a **€ 302,3 milioni** (€ 326,2 milioni al 31 dicembre 2008) dopo il pagamento dell'acquisizione di Odessa per € 14,2 milioni e accantonamenti per potenziali *put option* ed *earn out* su minoranze per € 27,6 milioni. Escludendo tali accantonamenti il debito è pari a € 274,7 milioni (€ 299,7 milioni al 31 dicembre 2008).

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE DEL 2009

Gli ***spirit***, che rappresentano il 70,5% del *business*, hanno registrato una variazione delle vendite del +3,8%, determinata da una **variazione negativa del *business* organico del 1,7%**, da un **impatto positivo dei cambi del 3,2%** e da un **effetto perimetro positivo del 2,3%**.

Il *brand* **Campari** ha registrato una contrazione **del 3,5%** a cambi costanti (-3,3% a cambi effettivi), dovuta a una riduzione delle scorte attuata dai distributori in Brasile. Le vendite di **SKYY sono cresciute del +8,2% a cambi costanti** (+21,6% a cambi effettivi). **Aperol** ha confermato il proprio *trend* di eccellenza (**+22,6% a cambi costanti**). **Campari Soda** ha chiuso il primo trimestre in **crescita del 5,3%.** Hanno registrato una buona crescita **Cynar** (+18,2% a cambi costanti) e **X-Rated** (+10,0% a cambi costanti). Nonostante un buon andamento dei consumi, le vendite dei ***brand* brasiliani** hanno segnato una forte contrazione (-66,1% a cambi costanti) a causa della riduzione delle scorte attuata dai distributori. **Cabo Wabo** (-70,0% a cambi costanti) ha subito il duplice impatto della riduzione delle scorte e del rallentamento dei consumi nel canale *on trade*. **Glen Grant**, pur in contrazione (-6,9% a cambi costanti), ha **guadagnato quota di mercato** nella categoria degli *Scotch whisky* in flessione in Italia.

Gli ***wine***, che rappresentano il 12,6% del fatturato, hanno registrato una **contrazione del 9,4%**, determinata da una **variazione negativa del business organico del 10,5%**, da un impatto dei cambi del -0,1% e da una variazione positiva del perimetro del 1,2%. L'andamento negativo del segmento è da attribuirsi principalmente ai ***vermouth* Cinzano** (-34,4% a cambi costanti) a causa della riduzione delle scorte attuata in Russia. Risultano in leggero calo anche gli **spumanti Cinzano** (-1,4% a cambi costanti) e, negli *still wine*, **Sella & Mosca** (-12,6% a cambi costanti). **Riccadonna** ha segnato una forte crescita (+114,6% a cambi costanti) grazie a una *perfomance* molto positiva sul mercato australiano, chiave per il *brand*.

I ***soft drink***, che rappresentano il 15,6% del fatturato, hanno registrato una **variazione negativa del -6,6%**, determinata principalmente dalla contrazione della **linea, a bassa marginalità, Lemonsoda. Crodino** ha registrato una **leggera contrazione (-1,3% a cambi costanti)**, principalmente per effetto del confronto sfavorevole con il corrispondente periodo dell'anno precedente.

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre del 2009 sul **mercato italiano**, pari al 53,0% delle vendite, hanno registrato una **crescita del 1,5%**, determinata dal positivo contributo della crescita organica. Le vendite in **Europa,** pari al 19,4% delle vendite consolidate, hanno segnato una **contrazione del 5,6%**, determinata da una variazione negativa del business organico del 6,2%, da un impatto negativo dei cambi del 0,4% e da una variazione positiva perimetro del 1,0%. Le vendite nell'area **Americhe**, pari al 22,8% del totale, hanno registrato una **variazione organica del 18,4%**, parzialmente compensata da un effetto cambi positivo del 8,6% e da un effetto perimetro positivo del 7,5%, quest'ultimo dovuto alle annunciate acquisizioni di Destiladora San Nicolas e Sabia. Nell'area Americhe, il *business* organico del **mercato USA** ha registrato una **contrazione del 12,7%**, controbilanciato da un effetto cambi positivo **del 12,9%**. In **Brasile,** le vendite hanno registrato **a livello organico** una **variazione negativa del 49,2%,** un effetto perimetro positivo del 0,7% e un effetto cambi negativo del 7,0%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,8% del fatturato totale, è **cresciuta** complessivamente del **10,2%**, trainata da una **crescita organica del 7,3%**.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2 comma, TUF (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, mercoledì 13 maggio 2009**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre 2009. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia 800.900.015 (numero verde)**
- **dall'estero +39 02 3700 8220**

Codice di accesso: 973782#

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com.**

Una **registrazione della *conference call*** sarà disponibile a partire da giovedì 14 maggio 2009 a giovedì 21 maggio 2009 chiamando il **numero +44 20 713 69233** (codice di accesso: **70496087#**).

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

GRUPPO CAMPARI

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari e SKYY Vodka e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- Seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2009		1 gennaio - 31 marzo 2008		Variazione
	€ milioni	%	€ milioni	%	%
Italia	100,7	53,0%	99,2	52,0%	1,5%
Europa	36,9	19,4%	39,1	20,5%	-5,6%
Americhe	43,3	22,8%	44,3	23,2%	-2,3%
Resto del mondo e *duty free*	9,1	4,8%	8,3	4,3%	10,2%
Totale	**190,1**	**100,0%**	**190,9**	**100,0%**	**-0,4%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	1,5%	2,0%	-0,5%	0,0%
Europa	-5,6%	-6,2%	1,0%	-0,4%
Americhe	-2,3%	-18,4%	7,5%	8,6%
Resto del mondo e duty free	10,2%	7,3%	0,0%	2,9%
Totale	**-0,4%**	**-4,2%**	**1,7%**	**2,1%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2009		1 gennaio - 31 marzo 2008		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	133,9	70,5%	129,1	67,6%	3,8%
Wine	24,0	12,6%	26,5	13,9%	-9,4%
Soft drink	29,6	15,6%	31,7	16,6%	-6,6%
Altri ricavi	2,5	1,3%	3,6	1,9%	-31,3%
Totale	**190,1**	**100,0%**	**190,9**	**100,0%**	**-0,4%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	3,8%	-1,7%	2,3%	3,2%
Wine	-9,4%	-10,5%	1,2%	-0,1%
Soft drink	-6,6%	-6,6%	0,0%	0,0%
Altre vendite	-31,3%	-24,9%	0,0%	-6,4%
Totale	**-0,4%**	**-4,2%**	**1,7%**	**2,1%**

GRUPPO CAMPARI

Conto economico consolidato

	1 gennaio - 31 marzo 2009 € milioni	%	1 gennaio - 31 marzo 2008 € milioni	%	Variazione %
Vendite nette [1]	**190,1**	**100,0%**	**190,9**	**100,0%**	**-0,4%**
Costo del venduto [2]	(85,6)	-45,1%	(86,7)	-45,4%	-1,2%
Margine lordo, dopo i costi di logistica	**104,5**	**54,9%**	**104,3**	**54,6%**	**0,2%**
Pubblicità e promozioni	(24,6)	-12,9%	(27,6)	-14,5%	-11,0%
Margine di contribuzione	**79,9**	**42,0%**	**76,7**	**40,2%**	**4,2%**
Costi di struttura [3]	(36,8)	-19,4%	(34,6)	-18,1%	6,5%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**43,1**	**22,7%**	**42,1**	**22,1%**	2,3%
Altri proventi (oneri) non ricorrenti	(0,5)	-0,3%	2,9	1,5%	-
Risultato operativo = EBIT	**42,6**	**22,4%**	**45,0**	**23,6%**	**-5,4%**
Proventi (oneri) finanziari netti	(3,9)	-2,0%	(4,5)	-2,3%	-13,5%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,3)	-0,1%	0,1	0,0%	
Utile prima delle imposte e degli interessi di minoranza	**38,5**	**20,3%**	**40,6**	**21,3%**	**-5,3%**
Interessi di minoranza	(0,1)	-0,0%	(0,6)	-0,3%	
Utile del Gruppo prima delle imposte	**38,4**	**20,2%**	**40,1**	**21,0%**	**-4,1%**
Totale ammortamenti	(5,0)	-2,7%	(5,1)	-2,7%	-1,8%
EBITDA prima di oneri e proventi non ricorrenti	**48,2**	**25,3%**	**47,3**	**24,8%**	**1,9%**
EBITDA	**47,7**	**25,1%**	**50,2**	**26,3%**	**-5,0%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di logistica.
(3) Include spese generali e amministrative e costi di vendita.

RECEIVED
2009 JUN 24 A 9:02

GRUPPO
CAMPARI

In a difficult economic environment Campari Q1 09 results are satisfactory

Continued excellent cash generation in the quarter

HIGHLIGHTS:

- **Sales: € 190.1 million (-0.4%, organic growth -4.2%)**
- **Contribution after A&P: € 79.9 million (+4.2%, organic growth +0.5%, 42.0% of sales)**
- **EBITDA before one-offs: € 48.2 million (+1.9%, 25.3% of sales)**
- **EBIT before one-offs: € 43.1 million (+2.3%, 22.7% of sales)**
- **Group's pre-tax profit: € 38.4 million (-4.1%)**

Milan, May 13, 2009 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the quarter ending 31 March 2009.

In a tough economic environment, **Campari results** in the first quarter 2009 were **overall satisfactory**. Although in a low seasonality quarter, performance was negatively affected, as expected, by the continued **destocking in selected markets**. At the same time, it should be noted that **positive underlying consumption momentum behind key brands continues to accelerate**.

The Group continues to demonstrate **excellent cash generation**: net financial debt was reduced by € 23.9 million to € 302.3 million in the first quarter 2009.

Bob Kunze-Concewitz, Chief Executive Officer: "*Going forward, we expect to benefit from the consumption momentum behind key brands, the reduction of destocking pressure as well as an improving input costs and currency outlook. However, we will maintain a cautious stance, with focus on cost containment, working capital and cash generation throughout the year*".

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2009

(In millions of €)	1 January - 31 March 2009	1 January - 31 March 2008	Change at actual exch. rates	Change at constant exch. rates
Net sales	**190.1**	**190.9**	**-0.4%**	**-2.5%**
Contribution after A&P [(1)]	79.9	76.7	+4.2%	+1.3%
EBITDA before one-offs	**48.2**	**47.3**	**+1.9%**	**-1.7%**
EBITDA	47.7	50.2	-5.0%	-8.4%
EBIT before one-offs	**43.1**	**42.1**	**+2.3%**	**-1.8%**
EBIT	42.6	45.0	-5.4%	-9.2%
Group's pretax profit	**38.4**	**40.1**	**-4.1%**	**-7.9%**

[(1)] EBIT before SG&A (Selling, general and administrative costs)

In the first quarter 2009, Group sales totalled **€ 190.1 million** (-0.4%, **-4.2% organic growth**, **+2.1% exchange rate effect** and **+1.7% perimeter effect,** the latter due to the announced acquisitions of

Destiladora San Nicolas, Sabia and new distribution agreements of Licor 43 in Germany and Cointreau in Brazil).

Contribution after A&P (gross margin after distribution costs and A&P) was **€ 79.9 million** (+4.2%; **+0.5% organic growth**), or 42.0% of sales.

EBITDA before one-offs was **€ 48.2 million** (+1.9%; -1.7% at constant exchange), or 25.3% of sales.

EBIT before one-offs was **€ 43.1 million** (+2.3%; -1.8% at constant exchange rates), or 22.7% of sales.

EBITDA was **€ 47.7 million** (-5.0%; -8.4% at constant exchange rates).

EBIT was **€ 42.6 million** (-5.4%; -9.2% at constant exchange rates).

The **Group pre-tax profit** was **€ 38.4 million**, a decrease of 4.1% (-7.9% at constant exchange rates).

Decline in EBITDA, EBIT and Group pre-tax profit was entirely **due to non repetitive positive impact of first quarter 2008 one-offs** (€ 2.9 million).

As of 31 March 2009 **net financial debt** stood at **€ 302.3 million** (€ 326.2 million as of 31 December 2008) after payment of Odessa acquisition for € 14.2 million and provisions for potential put options and earn outs on minority stakes for € 27.6 million. Before the above provisions net financial debt was € 274.7 million (€ 299.7 million as of 31 December 2008).

CONSOLIDATED SALES FOR THE FIRST QUARTER OF 2009

Sales variation in **spirits** (70.5% of total sales) was +3.8%, the combined result of **organic decrease of 1.7%**, a positive exchange rate effect of 3.2% and a positive perimeter effect of 2.3%.

The **Campari** brand sales **declined by 3.5%** at constant exchange rates (-3.3% at actual exchange rates), driven by destocking in Brazil. **SKYY** sales **grew by 8.2% at constant exchange rates** (+21.6% at actual exchange rates). **Aperol** confirmed its excellent growth trend (+**22.6% at constant exchange rates**). **Campari Soda** finished the first quarter with a positive performance of **5.3%. Cynar** (+18.2% at constant exchange rates) and **X-Rated** (+10.0% at constant exchange rates) registered a **good growth**. On the contrary the **Brazilian brands sales** were heavily **impacted by wholesalers de-stocking** (decline of 66.1% at constant exchange rates), notwithstanding the continuing good consumption trend; **Cabo Wabo poor results** (-70% at constant exchange rates) were impacted by both de-stocking and the slowdown in the on-trade channel in the US. **Glen Grant** (-6.9% at constant exchange) is gaining market share in a declining Scotch whisky category in Italy.

Wines, which accounted for 12.6% of total sales, registered a **decrease of 9.4%**, due to the combination of **negative organic performance of 10.5%,** an exchange rate effect of -0.1% and a positive perimeter effect of +1.2%. The segment's **negative performance** was driven **by Cinzano vermouth** (-34.4% at constant exchange rates) due to de-stocking activities in Russia. **Cinzano sparkling wines were soft** (-1.4% at constant exchange rates) and, among the still wines, **Sella & Mosca** registered a decrease of 12.6% at constant exchange rates. **Riccadonna** was strong (+114.6% at constant exchange rates) thanks to a very good performance in key Australian market.

Soft drinks (15.6% of total sales) recorded **a negative variation of 6.6%**, entirely attributable to weak performance of the **low-margin Lemonsoda** range. **Crodino** registered a soft performance (-1.3% at constant exchange rates), driven by tough comparison base quarter on quarter.

Looking at results **by region** in 2009 first quarter, sales on the **Italian market** (53.0% of total Group sales) recorded an **increase of 1.5%**, thanks to good organic growth. Sales in **Europe** (19.4% of consolidated sales) **decreased by 5.6%**, driven by a **negative organic performance of 6.2%**; the exchange rate effect was negative at 0.4%, while the perimeter effect was positive at 1.0%. The **Americas** (22.8% of total sales) posted a negative organic change of 18.4%, partially offset by a positive exchange rate effect (+8.6%) and a positive perimeter effect (+7.5%) due to the announced acquisitions of Destiladora San Nicolas and Sabia. In the Americas, the **US market** registered an organic **decrease of 12.7%**, offset by a positive exchange rate effect **of 12.9%.** In **Brazil,** sales registered an organic **decrease of 49.2%,** a positive perimeter effect of 0.7% and a negative exchange rate effect of 7.0%. Sales in the **rest of the world** (including duty free sales), which accounted for 4.8% of total sales, **grew by 10.2%** overall, driven by an **organic growth of 7.3%.**

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

CONFERENCE CALL

Please note that at **5:00 pm (CET) today, Wednesday 13 May 2009**, Campari's management will hold a conference call to present the Group's 2009 first quarter results to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 800 900 015 (toll free number)**
- **from abroad: +39 02 3700 8220**

Access code: 973782#

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from **Thursday 14 May** until **Thursday 21 May 2009**.
To hear it, please call **+44 20 713 69233** (access code: **70496087#**).

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari and SKYY Vodka, stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

- Tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 31 March 2009		1 January - 31 March 2008		Change
	€ million	%	€ million	%	%
Italy	100.7	53.0%	99.2	52.0%	1.5%
Europe	36.9	19.4%	39.1	20.5%	-5.6%
Americas	43.3	22.8%	44.3	23.2%	-2.3%
Rest of the world and duty free	9.1	4.8%	8.3	4.3%	10.2%
Total	**190.1**	**100.0%**	**190.9**	**100.0%**	**-0.4%**

Breakdown of % change	**Total % change**	**Organic growth**	**External growth**	**Exchange rate effect**
Italy	1.5%	2.0%	-0.5%	0.0%
Europe	-5.6%	-6.2%	1.0%	-0.4%
Americas	-2.3%	-18.4%	7.5%	8.6%
Rest of the world and duty free	10.2%	7.3%	0.0%	2.9%
Total	**-0.4%**	**-4.2%**	**1.7%**	**2.1%**

Consolidated net revenues by segment

	1 January - 31 March 2009		1 January - 31 March 2008		Change
	€ million	%	€ million	%	%
Spirits	133.9	70.5%	129.1	67.6%	3.8%
Wines	24.0	12.6%	26.5	13.9%	-9.4%
Soft drinks	29.6	15.6%	31.7	16.6%	-6.6%
Other revenues	2.5	1.3%	3.6	1.9%	-31.3%
Total	**190.1**	**100.0%**	**190.9**	**100.0%**	**-0.4%**

Breakdown of % change	**Total % change**	**Organic growth**	**External growth**	**Exchange rate effect**
Spirits	3.8%	-1.7%	2.3%	3.2%
Wines	-9.4%	-10.5%	1.2%	-0.1%
Soft drinks	-6.6%	-6.6%	0.0%	0.0%
Other revenues	-31.3%	-24.9%	0.0%	-6.4%
Total	**-0.4%**	**-4.2%**	**1.7%**	**2.1%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 31 March 2009		1 January - 31 March 2008		Change
	€ million	%	€ million	%	%
Net sales [1]	**190.1**	**100.0%**	**190.9**	**100.0%**	**-0.4%**
Total cost of goods sold [2]	(85.6)	-45.1%	(86.7)	-45.4%	-1.2%
Gross margin after distribution costs	**104.5**	**54.9%**	**104.3**	**54.6%**	**0.2%**
Advertising and promotion	(24.6)	-12.9%	(27.6)	-14.5%	-11.0%
Contribution after A&P	**79.9**	**42.0%**	**76.7**	**40.2%**	**4.2%**
SG&A [3]	(36.8)	-19.4%	(34.6)	-18.1%	6.5%
EBIT before one-off's	**43.1**	**22.7%**	**42.1**	**22.1%**	**2.3%**
One off's	(0.5)	-0.3%	2.9	1.5%	-
Operating profit = EBIT	**42.6**	**22.4%**	**45.0**	**23.6%**	**-5.4%**
Net financial income (expenses)	(3.9)	-2.0%	(4.5)	-2.3%	-13.5%
Income from associates	(0.3)	-0.1%	0.1	0.0%	
Pre-tax profit before taxes and minority interests	**38.5**	**20.3%**	**40.6**	**21.3%**	**-5.3%**
Minority interests	(0.1)	-0.0%	(0.6)	-0.3%	
Group's pre-tax profit	**38.4**	**20.2%**	**40.1**	**21.0%**	**-4.1%**
Depreciation and amortisation	(5.0)	-2.7%	(5.1)	-2.7%	-1.8%
EBITDA before one-off's	**48.2**	**25.3%**	**47.3**	**24.8%**	**1.9%**
EBITDA	**47.7**	**25.1%**	**50.2**	**26.3%**	**-5.0%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.

GRUPPO
CAMPARI

Campari finalizza l'acquisizione di Wild Turkey, il primo *premium brand* di Kentucky *bourbon whiskey* a livello mondiale

Il Gruppo completa la più grande acquisizione della sua storia

Milano, 29 maggio 2009 - Il Gruppo Campari ha finalizzato l'acquisizione **di Wild Turkey**, rafforzando la sua posizione **di *leader* nel mercato dei *premium spirit* negli Stati Uniti e nei mercati internazionali.** L'operazione, annunciata lo scorso 8 aprile, rappresenta la più grande acquisizione nella storia del Gruppo Campari. Il Gruppo Campari ha pagato a Pernod Ricard **US$ 581 milioni** (ovvero € 417 milioni al tasso di cambio del *closing*). Il prezzo include un aggiustamento di circa US$ 6 milioni (ovvero € 4,3 milioni al tasso di cambio del *closing*), principalmente correlato alle scorte. L'operazione ha ottenuto l'approvazione da parte delle autorità *antitrust* italiane e statunitensi.

Il business acquisito include i *brand* **Wild Turkey** e **American Honey**, la **distilleria in Kentucky**, Stati Uniti, e le **scorte di liquido invecchiato e prodotti finiti**.

Bob Kunze-Concewitz, *Chief Executive Officer*: "Siamo fieri di aver finalizzato l'acquisizione di un *brand* unico e di rilevanza strategica e di inserirlo nel nostro portafoglio che vanta marchi globali, come Campari e SKYY Vodka, così come marchi *leader* in mercati locali. Con l'inserimento di Wild Turkey rafforzeremo in maniera consistente la nostra presenza negli Stati Uniti e nei mercati internazionali. Contiamo di incrementare il peso di Wild Turkey a livello mondiale, sfruttando a pieno il potenziale di questo *whisky* americano autentico e vincitore di numerosi riconoscimenti".

Questa transazione è la **quarta acquisizione conclusa da Campari negli Stati Uniti**, dopo SKYY Vodka (2002), Cabo Wabo (2007) e X-Rated (2007). Con Wild Turkey, l'**importo totale investito da Campari in acquisizioni negli Stati Uniti sarà USD 1,1 miliardi** (€ 0,9 miliardi).

Wild Turkey è un *brand* globale, con **un volume totale di oltre 800.000 casse da nove litri** vendute in oltre 60 mercati. **Gli Stati Uniti rappresentano il mercato più importante**, generando circa la metà delle vendite del *brand*; **Australia** e **Giappone** sono, rispettivamente, il secondo e il terzo mercato. Il *brand* **gode di un *trend* di continua crescita nella sua categoria nei principali mercati geografici**. *L'American straight whiskey* è una **categoria dinamica di *spirit***, con i segmenti ***premium e super premium* che trainano** la crescita negli Stati Uniti e nei mercati internazionali.

Nel Nord America Wild Turkey verrà distribuito dalla filiale americana del Gruppo Campari Skyy Spirits.

Inoltre, l'acquisizione include **American Honey**, un liquore a base di *bourbon* e miele, **un lancio di successo nella categoria *premium* dei *cordial* negli Stati Uniti e una importante opportunità di crescita.**

Wild Turkey ha un'immagine di *brand* unico, costruita sui valori di **autenticità, gusto e aroma distintivi** e un posizionamento di *brand* **genuino e senza compromessi**. Grazie a queste caratteristiche il *brand* **si posiziona nel *segmento premium* a livello mondiale**. Wild Turkey ha tutte le qualità - **autenticità, posizionamento *premium*, storia - per sfruttare con successo le potenzialità di crescita della sua categoria e del mercato**.

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

Campari finalises acquisition of Wild Turkey®, world's top premium Kentucky bourbon whiskey
Completes Group's largest acquisition ever

Milan, 29 May 2009 - Gruppo Campari has finalised the purchase of **Wild Turkey®**, cementing its position among the **leading companies in the US and international premium spirits markets**. The deal, originally announced on 8 April 2009, is the **largest acquisition in Campari's history.** Gruppo Campari paid **US$ 581 million** cash (or € 417 million at the closing exchange rate), to Pernod Ricard for the brand. The price paid includes an adjustment of approximately US$ 6 million (or € 4.3 million at the closing exchange rate), mainly relating to inventory. The acquisition has received approval of US and Italian antitrust authorities.

The acquired business includes the **Wild Turkey brands**, **American Honey®** liqueur, **distillery facilities in Kentucky**, US, and **aged liquid and finished product inventory.**

"We at Gruppo Campari are proud to take ownership of this iconic brand and look forward to its inclusion in our portfolio of top global brands including Campari® and SKYY® Vodka as well as our stable of regional leaders. With the addition of Wild Turkey, our US presence and international reach will be dramatically strengthened. We plan to further build the Wild Turkey brand globally and realize the full potential of this authentic, award-winning American whiskey," said **Bob Kunze-Concewitz, Chief Executive Officer.**

This concludes Gruppo Campari's **fourth major US acquisition**, after SKYY Vodka (2002), Cabo Wabo® Tequila (2007) and X-Rated® Fusion Liqueur® (2007). Including Wild Turkey, **Campari has invested a total of USD$1.1 billion** (€0.9 billion) on these acquisitions.

Wild Turkey is a global brand with a **total volume above 800,000 nine-liter cases** sold in over 60 markets. The **US is the brand's largest market**, accounting for almost one-half of the brand's sales; **Australia** and **Japan** are respectively its second and third largest markets. The brand enjoys a **successful track record of continuous growth in its key geographic markets**. The American straight whiskey is a **dynamic spirits category**, with a **premium and super premium offering driving the growth** in the US as well as in the international markets.

In North America, the Wild Turkey brand will be sold through Gruppo Campari-subsidiary Skyy Spirits.

The acquisition includes **American Honey**, a honey and bourbon based liqueur, offering Gruppo Campari a **successful new entry into the premium US cordial category** and a **substantial growth opportunity**.

Wild Turkey has a unique brand image built around values of **authenticity; distinctive flavour and taste;** and **genuine and uncompromising brand positioning**. These characteristics enable it to be **positioned in the premium segment globally**, and provide an exceptional opportunity for category growth and broad market potential.

* * *

<u>Gruppo Campari</u> is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild

Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

GRUPPO
CAMPARI

Campari finalizza un *Private Placement* di *Senior Unsecured Notes* sul mercato americano per US$250 milioni

- **Campari emette tre *tranche* di US$40 milioni, US$100 milioni e US$110 milioni con scadenze rispettivamente a 5, 7 e 10 anni *bullet* (nel 2014, 2016 e 2019)**
- **Cedola fissa rispettivamente pari a 6,83%, 7,50% e 7,99%, senza piano di ammortamento del capitale**
- **Un ritorno di successo sul mercato degli US *private placement* che permette al Gruppo Campari di allungare sostanzialmente il profilo delle scadenze del debito**

Milano, 18 giugno 2009 - Il **Gruppo Campari** ha completato con successo un **collocamento privato presso investitori istituzionali nel mercato americano** (*US private placement*) di ***senior unsecured notes*** **per US$250 milioni.**

Bank of America Merrill Lynch (*lead bookrunner*) e **Calyon Securities (USA) Inc.** hanno agito in qualità di ***placement agents.***

In seguito alla **forte richiesta** da parte degli investitori americani, **l'importo sottoscritto è stato incrementato a US$250 milioni** rispetto all'offerta iniziale di US$150 milioni.

La transazione è strutturata su **tre *tranche* rispettivamente di US$40 milioni, US$100 milioni e US$110 milioni e con scadenze *bullet* rispettivamente a 5 anni, 7 anni e 10 anni, nel 2014, 2016 e 2019**. La cedola fissa è rispettivamente del 6,83%, 7,50% e 7,99%.

Le *notes* sono state emesse da Redfire, Inc., società con sede in Delaware (USA) interamente controllata dalla capogruppo Davide Campari-Milano S.p.A. I proventi dell'emissione saranno utilizzati per **rifinanziare il debito** assunto dal Gruppo per la recente acquisizione **di Wild Turkey, allungandone sostanzialmente le scadenze a condizioni di tassi d'interesse favorevoli, senza piano di ammortamento del capitale.**

Questa operazione rappresenta **un ritorno di successo del Gruppo Campari sul mercato degli US *private placement*** dopo le operazioni concluse nel 2002 e nel 2003.

* * *

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

GRUPPO
CAMPARI

Campari issues US$250 million Senior Unsecured Notes in the US Private Placement Market

- **Campari issues three tranches of senior notes of US$40 million, US$100 million and US$110 million with 5, 7 and 10 year bullet maturities (due in 2014, 2016 and 2019 respectively)**
- **Fixed coupon rates of 6.83%, 7.50% and 7.99% respectively with no scheduled principal amortization**
- **A successful return to the US private placement market which enables Gruppo Campari to substantially lengthen the overall debt maturity profile**

Milan, June 18, 2009 - Gruppo Campari has successfully completed **the issue of US$250 million of senior unsecured notes placed with** institutional investors in the **US private placement market**.

Bank of America Merrill Lynch (lead bookrunner) and **Calyon Securities (USA) Inc.** acted as **placement agents**.

A **strong response** from US institutional investors led to **an oversubscription of the offering to US$250 million** from an initial size of US$150 million.

The notes are structured in **three tranches of US$40 million, US$100 million and US$110 million with 5 year, 7 year and 10 year bullet maturities due in 2014, 2016 and 2019, respectively**. The fixed coupon rates are 6.83%, 7.50% and 7.99% respectively.

The notes have been issued by Delaware (USA) based Redfire Inc., a wholly-owned subsidiary of Davide Campari-Milano S.p.A. The proceeds of this issue will be used to **refinance debt incurred by the Group in connection with the recent acquisition of Wild Turkey,** and will substantially **lengthen the maturity profile at favourable interest rates** with no scheduled principal amortization.

This transaction represents a **successful return by Gruppo Campari to the US debt private placement market**. Campari last issued senior notes in the US institutional market in 2002 and 2003.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Maria Englund
Tel.: +31 20 794 4737 or
+316 504 33 807
Email: maria@citysavvy.com

CitySavvy, Sarah Provan
Tel. +44 20 7395 1000 or
+44 7919 276 239
Email: sarah@citysavvy.com